    As filed with the Securities and Exchange Commission on August 16, 1996

                                                     Registration No. 333-

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------

                                    Form S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                              --------------------

                             PATLEX HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

        Pennsylvania                     6794                     85-0439411
(State or other jurisdiction      (Primary Standard           (I.R.S. Employer
      of incorporation                Industrial             Identification No.)
      or organization)            Classification No.)

                        5550 W. Flamingo Road, Suite B-5
                            Las Vegas, Nevada 89103
                                 (702) 257-1102
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              --------------------

                                  FRANK BORMAN
                     President and Chief Executive Officer
                        5550 W. Flamingo Road, Suite B-5
                            Las Vegas, Nevada 89103
                                 (702) 257-1102
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              --------------------

                                   Copies to:

             STEPHEN M. GOODMAN                      HANK ASHER
           JAMES W. MCKENZIE, JR.                  MARK E. FRASER
        Morgan, Lewis & Bockius LLP         Database Technologies, Inc.
           2000 One Logan Square           100 E. Sample Road, Suite 200
           Philadelphia, PA 19103             Pompano Beach, FL 33064
               (215) 963-5000                      (954) 781-5221

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement and the satisfaction or waiver of all other conditions to the merger of a wholly-owned subsidiary of the Registrant ("Merger subsidiary") with and into Database Technologies, Inc. ("DBT") pursuant to the Agreement of Merger dated February 7, 1996, as amended and restated as of June 28, 1996 among the Registrant, Patlex Corporation, DBT and Merger Subsidiary, described in the enclosed Proxy Statement/Prospectus.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [X].

                              --------------------

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================
                                                                                Proposed
                                                                Proposed        maximum
                                                Amount           maximum       aggregate       Amount of
        Title of each class of                  to be        offering price     offering     registration
      securities to be registered            registered(1)     per unit(3)      price(3)          fee
- ---------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share...  7,754,962 shares(2)   $25.25       $195,812,791   $67,521.65
=========================================================================================================

(1) Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement also relates to 7,618,577 shares of Common Stock previously registered by the registrant pursuant to a Registration Statement on Form S-4 (File No. 333-2000), for which a filing fee of 466,334.17 was previously paid.

(2) Includes up to 175,000 shares that may be issued upon the exercise of stock options.

(3) Based on the last reported closing price of the Common Stock of Patlex Corporation as quoted on the Nasdaq Stock Market on February 27, 1996, estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

                             PATLEX HOLDINGS, INC.

                             CROSS-REFERENCE SHEET

  ITEM NUMBER                                                         LOCATION IN PROXY
  IN FORM S-4                                                       STATEMENT/PROSPECTUS
  -----------                                                -----------------------------------
       1.      Forepart of Registration Statement and
               Outside Front Cover Page of Prospectus......  Facing Page; Cross-Reference Sheet;
                                                             Cover Page of Proxy
                                                             Statement/Prospectus
       2.      Inside Front and Outside Back Cover Pages of
               Prospectus..................................  Available Information; Table of
                                                             Contents
       3.      Risk Factors, Ratio of Earnings to Fixed
               Charges and Other Information...............  Cover Page of Proxy
                                                             Statement/Prospectus; Summary; Risk
                                                             Factors; Introduction; Selected
                                                             Financial Data of Patlex; Selected
                                                             Financial Data of DBT; Unaudited
                                                             Condensed Pro Forma Financial
                                                             Statements
       4.      Terms of the Transaction....................  Notice of Special Meeting of
                                                             Shareholders; Summary;
                                                             Introduction; The Merger;
                                                             Description of Capital Stock;
                                                             Market Prices of Securities
       5.      Pro Forma Financial Information.............  Summary; Unaudited Condensed Pro
                                                             Forma Financial Statements
       6.      Material Contacts with the Company Being
               Acquired....................................  The Merger
       7.      Additional Information Required for
               Reoffering by Persons and Parties Deemed to
               Be Underwriters.............................  *
       8.      Interests of Named Experts and Counsel......  *
       9.      Disclosure of Commission Position on
               Indemnification for Securities Act
               Liabilities.................................  *
      10.      Information with Respect to S-3
               Registrants.................................  *
      11.      Incorporation of Certain Information by
               Reference...................................  *
      12.      Information with Respect to S-2 or S-3
               Registrants.................................  *
      13.      Incorporation of Certain Information by
               Reference...................................  *
      14.      Information with Respect to Registrants
               Other Than S-3 or S-2 Registrants...........  Summary; The Merger; Market Prices
                                                             of Securities; Selected Financial
                                                             Data of Patlex; Management's
                                                             Discussion and Analysis of
                                                             Financial Condition and Results of
                                                             Operations of Patlex; Business of
                                                             Patlex; Management; Financial
                                                             Statements of Patlex

  ITEM NUMBER                                                         LOCATION IN PROXY
  IN FORM S-4                                                       STATEMENT/PROSPECTUS
  -----------                                                -----------------------------------
      15.      Information with Respect to S-3 Companies...  *
      16.      Information with Respect to Companies Other
               Than S-2 or S-3 Companies...................  *
      17.      Information with Respect to Companies Other
               Than S-3 or S-2 Companies...................  Summary; The Merger; Market Prices
                                                             of Securities; Selected Financial
                                                             Data of DBT; Management's
                                                             Discussion and Analysis of
                                                             Financial Condition and Results of
                                                             Operations of DBT; Business of DBT;
                                                             Management; Financial Statements of
                                                             DBT
      18.      Information if Proxies, Consents or
               Authorizations are to be Solicited..........  Notice of Special Meeting of
                                                             Shareholders; Cover Page of Proxy
                                                             Statement/Prospectus; Summary;
                                                             Introduction; The Merger; Principal
                                                             Shareholders of DBT; Management;
                                                             Certain Relationships and Related
                                                             Transactions
      19.      Information if Proxies, Consents or
               Authorizations are not to be Solicited or in
               an Exchange Offer...........................  *

- ---------------
* Omitted because the item is inapplicable or the answer thereto is negative.

                       [LETTERHEAD OF PATLEX CORPORATION]

                                                                   July 22, 1996

To the Shareholders of Patlex Corporation:

     Enclosed are a Notice of Special Meeting of Shareholders, a Proxy Statement/Prospectus and a form of proxy for a special meeting of shareholders (the "Meeting") of Patlex Corporation ("Patlex") to be held on August 20, 1996, at 10:00 a.m., local time, at the New York Athletic Club, 180 Central Park South, New York, New York.

     At the Meeting, you will be asked to consider and vote on:

          (i) A proposal to approve and adopt a Plan of Merger and Reorganization (the "Plan of Reorganization") pursuant to which Patlex will be reorganized (the "Reorganization") into a holding company structure, whereby at the time of the Reorganization the holders of Patlex Common Stock will become holders of shares of Common Stock of a new publicly-held holding company ("Holdco") that will be renamed "DBT Online, Inc.," and Patlex will become a wholly-owned subsidiary of Holdco;

          (ii) A proposal to approve and adopt an Agreement of Merger, dated as of February 7, 1996, as amended and restated as of June 28, 1996 (the "Merger Agreement"), pursuant to which, immediately after the Reorganization, DBT Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of Holdco, will be merged (the "Merger") with and into Database Technologies, Inc., a Florida corporation ("DBT"), and DBT will become a wholly-owned subsidiary of Holdco; and

          (iii) A proposal to approve and adopt an amended and restated Stock Option Plan (the "Plan") that includes, among other things, an increase in the number of authorized shares thereunder from 375,000 to 900,000 shares available for granting options under the Plan.

     Upon completion of the Reorganization and the Merger, the current holders of DBT Common Shares, in the aggregate, will own approximately 66.8% of the outstanding Holdco Common Stock and the current holders of Patlex Common Shares will own approximately 33.2% of the outstanding Holdco Common Stock, based on the number of shares and options outstanding as of the date hereof. Details of the proposed transaction, including the exchange ratio for the issuance of Holdco Common Stock to DBT shareholders in the Merger, are set forth in the accompanying Proxy Statement/Prospectus, which you should read carefully.

     Under Pennsylvania law, the holders of Paltex Common Shares will not have dissenters' rights in connection with the Merger. The holders of Patlex Common Shares will, however, have dissenters' rights in connection with the proposed Reorganization and would be entitled to receive the fair value of the dissenting shares if the holder complies with certain requirements. For a more detailed description of the dissenters' rights available to holders of Patlex Common Shares, see "The Merger -- Dissenters' Rights" and "The
Reorganization -- Dissenters' Rights" herein. Under Florida law, the holders of DBT Common Shares will be entitled to dissenter's rights in connection with the Merger and would be entitled to receive the fair value of the dissenting shares if the holder complies with certain requirements. See "Comparison of Shareholder Rights -- Dissenters' Rights."

     All shareholders are invited to attend the Meeting in person. The affirmative vote of the holders of a majority of the votes cast at the Meeting will be necessary for the approval and adoption of the Merger Agreement, the Plan of Merger and the Plan.

     IN ORDER THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING, YOU ARE URGED TO PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

                                          Sincerely,

                                          FRANK BORMAN
                                          Chairman of the Board, President
                                          and Chief Executive Officer

                               PATLEX CORPORATION

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "Meeting") of Patlex Corporation ("Patlex") will be held on August 20, 1996, at 10:00 a.m., local time, at the New York Athletic Club, 180 Central Park South, New York, New York for the following purposes:

          (1) To consider and act upon a proposal to approve and adopt a Plan of Merger and Reorganization (the "Plan of Reorganization") pursuant to which Patlex will be reorganized (the "Reorganization") into a holding company structure, whereby at the time of the Reorganization the holders of Patlex Common Stock will become holders of shares of Common Stock of a new publicly-held holding company ("Holdco") that will subsequently be renamed "DBT Online, Inc.," and Patlex will become a wholly-owned subsidiary of Holdco. A copy of the Plan of Reorganization is attached as Appendix A to the Proxy Statement/Prospectus which is being delivered herewith.

          (2) To consider and act upon a proposal to approve and adopt an Agreement of Merger, dated as of February 7, 1996, as amended and restated as of June 28, 1996 (the "Merger Agreement"), pursuant to which DBT Acquisition Corp., a wholly-owned subsidiary of Holdco ("Merger Subsidiary"), will be merged (the "Merger") with and into Database Technologies, Inc., a Florida corporation ("DBT"), with DBT continuing as the surviving corporation and a wholly-owned subsidiary of Holdco. The terms of the Merger Agreement provide, in general, that holders of the DBT Common Shares will receive shares of the Holdco Common Stock. Upon completion of the Reorganization and the Merger, the current holders of DBT Common Stock, in the aggregate, will own approximately 66.8% of the outstanding Holdco Common Stock and holders of the Patlex Common Stock will own approximately 33.2% of the outstanding Holdco Common Stock. A copy of the Merger Agreement is attached as Appendix B to the Proxy Statement/Prospectus which is being delivered herewith.

          (3) To consider and act upon a proposal to approve and adopt an amended and restated Stock Option Plan (the "Plan") that includes, among other things, an increase in the number of authorized shares thereunder from 375,000 to 900,000 shares available for granting options under the Plan. A copy of the Plan, as amended and restated, is attached as Appendix F to the Proxy Statement/Prospectus which is being delivered herewith.

          (4) To transact such other business as may properly come before the Meeting and any adjournments thereof.

     The affirmative vote of the holders of a majority of the votes cast by the holders of Patlex Common Stock present, or represented by proxy, and entitled to vote at the Meeting is required to approve the Merger Agreement, the Plan of Reorganization and the amendment to the Plan. If the Merger Agreement is not approved, the Plan of Reorganization will not be implemented and the Plan will not be amended and restated.

     Only shareholders of record as of the close of business on July 16, 1996, will be entitled to notice of the Meeting and to vote at the Meeting and any adjournments thereof. A list of shareholders of Patlex of record as of the close of business on July 16, 1996, will be available for inspection during normal business hours for ten days prior to the Meeting at Patlex's executive office at 5550 West Flamingo Road, Suite B-5, Las Vegas, Nevada 89103.

                                          By order of the board of directors,

                                          J. Henry Muetterties, Secretary


July 22, 1996


     PLEASE DATE, SIGN AND PROMPTLY RETURN YOUR PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND SO THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. THE GIVING OF SUCH PROXY DOES NOT EFFECT YOUR RIGHT TO VOTE IN PERSON IN THE EVENT YOU ATTEND THE MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

                                PROXY STATEMENT
                                      FOR
                               PATLEX CORPORATION
                        SPECIAL MEETING OF SHAREHOLDERS
                                AUGUST 20, 1996
                            ------------------------

                             PATLEX HOLDINGS, INC.
                       (TO BE RENAMED "DBT ONLINE, INC.")

                                   PROSPECTUS
                                      FOR
                SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE

     This Proxy Statement/Prospectus of Patlex Corporation, a Pennsylvania corporation ("Patlex"), is being furnished to holders of the common stock, par value $.10 per share (the "Patlex Common Shares"), in connection with the solicitation of proxies by Patlex's board of directors for use at the special meeting of shareholders of Patlex (the "Meeting") to be held on Tuesday, August 20, 1996, at the New York Athletic Club, 180 Central Park South, New York, New York at 10:00 a.m., local time, and any adjournments thereof.

     At the Meeting, the shareholders of Patlex will be asked to approve and adopt (i) a Plan of Merger and Reorganization (the "Plan of Reorganization") pursuant to which Patlex will be reorganized (the "Reorganization") into a holding company structure, whereby at the time of the Reorganization the holders of Patlex Common Shares will become holders of shares of common stock of Patlex Holdings, Inc., a new publicly-held holding company ("Holdco") that will subsequently be renamed "DBT Online, Inc.," and Patlex will become a wholly-owned subsidiary of Holdco; (ii) an Agreement of Merger, dated as of February 7, 1996, as amended and restated as of June 28, 1996 (the "Merger Agreement"), pursuant to which DBT Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of Holdco ("Merger Subsidiary"), will be merged (the "Merger") with and into Database Technologies, Inc., a Florida corporation ("DBT"), with DBT continuing as the surviving corporation and a wholly-owned subsidiary of Holdco; and (iii) the amended and restated Stock Option Plan (the "Plan") that includes, among other things, an increase in the number of authorized shares thereunder from 375,000 to 900,000 shares available for granting options under the Plan. If the Merger Agreement is not approved, the Plan of Reorganization will not be implemented and the Plan will not be amended and restated. Copies of the Plan of Reorganization, the Merger Agreement and the Plan are attached as hereto as Appendix A, Appendix B and Appendix F, respectively.


     Under Pennsylvania law, the holders of Paltex Common Shares will not have dissenters' rights in connection with the Merger. The holders of Patlex Common Shares will, however, have dissenters' rights in connection with the proposed Reorganization and would be entitled to receive the fair value of the dissenting shares if the holder complies with certain requirements. For a more detailed description of the dissenters' rights available to holders of Patlex Common Shares, see "The Merger -- Dissenters' Rights" and "The
Reorganization -- Dissenters' Rights" herein. Under Florida law, the holders of DBT Common Shares will be entitled to dissenter's rights in connection with the Merger and would be entitled to receive the fair value of the dissenting shares if the holder complies with certain requirements. See "Comparison of Shareholder Rights -- Dissenters' Rights."



     This Proxy Statement/Prospectus also constitutes a prospectus of Holdco filed as part of a Registration Statement (defined below) with the Securities and Exchange Commission with respect to shares of common stock, par value $.10 per share (the "Holdco Common Shares") of Holdco to be issued to shareholders of DBT pursuant to the terms of the Merger Agreement and shareholders of Patlex pursuant to the Plan of Reorganization. Under the terms of the Plan of Reorganization, (i) Patlex Newco, Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Holdco (the "Reorganization Subsidiary") will be merged with and into Patlex, (ii) Patlex will become a wholly-owned subsidiary of Holdco, and (iii) each outstanding Patlex Common Share will be converted into the right to receive, assuming no exercise of statutory dissenters' rights, one Holdco Common Share. Under the terms of the Merger Agreement, (i) the Merger Subsidiary will be merged with and into DBT, (ii) DBT will become a wholly-owned subsidiary of Holdco, and (iii) each outstanding share of DBT common stock, par value $.01 per share (collectively, the "DBT Common Shares"), will be converted into the right to receive, assuming no fractional shares and no exercise of statutory dissenters' rights, the number of Holdco Common Shares equal to (x) the product of 1.86 multiplied by the sum of the total number of Holdco Common Shares outstanding immediately prior to the effective time of the Merger, plus one-half the number of Holdco Common Shares issuable upon the exercise of options outstanding immediately prior to the effective time of the Merger, divided by (y) the total number of DBT Common Shares outstanding immediately prior to the effective time of the Merger. Upon completion of the Merger and Reorganization, the current holders of DBT Common Shares, in the aggregate, will own approximately 66.8% of the outstanding Holdco Common Shares, assuming an exchange ratio of 2.93 Holdco Common Shares for each DBT Common Share, based on the number of shares and options outstanding as of the date hereof. The parties have no present intention to change any of the variables affecting the calculation of the exchange ratio.


      PATLEX SHAREHOLDERS VOTING UPON THE MERGER AND DBT SHAREHOLDERS RECEIVING THE HOLDCO COMMON SHARES IN THE MERGER SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 10.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
          STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
             IS A CRIMINAL OFFENSE.


     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to the shareholders of Patlex on or about July 23, 1996.



         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JULY 22, 1996.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HOLDCO, PATLEX OR DBT. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY TO OR FROM ANY PERSON IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION ABOUT HOLDCO, PATLEX OR DBT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION


     Patlex is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed with the SEC are available for inspection and copying at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


     A Registration Statement on Form S-4 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") has been filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Holdco Common Shares issuable in connection with the Merger and the Reorganization. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
AVAILABLE INFORMATION.................     2
SUMMARY...............................     4
RISK FACTORS..........................    10
INTRODUCTION..........................    13
THE MERGER............................    16
THE REORGANIZATION....................    27
FEDERAL INCOME TAX CONSEQUENCES.......    32
DESCRIPTION OF HOLDCO CAPITAL STOCK...    33
COMPARISON OF SHAREHOLDER RIGHTS......    35
MARKET PRICES OF SECURITIES...........    40
SELECTED FINANCIAL DATA OF PATLEX.....    41
SELECTED FINANCIAL DATA OF DBT........    42
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS OF PATLEX.............    43
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS OF DBT................    46
UNAUDITED CONDENSED PRO FORMA
  FINANCIAL STATEMENTS................    51
BUSINESS OF PATLEX....................    57

                                        PAGE
                                        ----
BUSINESS OF DBT.......................    60
MANAGEMENT............................    64
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS........................    67
PRINCIPAL SHAREHOLDERS OF PATLEX......    69
PRINCIPAL SHAREHOLDERS OF DBT.........    70
AMENDED AND RESTATED STOCK OPTION
  PLAN................................    71
LEGAL OPINIONS........................    73
EXPERTS...............................    73
INDEX TO FINANCIAL STATEMENTS.........   F-1
APPENDIX A: PLAN OF MERGER AND
  REORGANIZATION......................   A-1
APPENDIX B: AMENDED AND RESTATED
  AGREEMENT OF MERGER.................   B-1
APPENDIX C: PRINCIPAL SHAREHOLDER'S
  AGREEMENT...........................   C-1
APPENDIX D: PENNSYLVANIA BUSINESS
  CORPORATION LAW.....................   D-1
APPENDIX E: OPINION OF CS OF FIRST
  BOSTON CORPORATION..................   E-1
APPENDIX F: AMENDED AND RESTATED STOCK
  OPTION PLAN.........................  FF-1

                                    SUMMARY

     The following is a summary of certain significant matters discussed elsewhere in this Proxy Statement/Prospectus. This summary is qualified in its entirety by reference to the more detailed information appearing in this Proxy Statement/Prospectus and the Appendices hereto. Shareholders are urged to read the entire Proxy Statement/Prospectus, including the Appendices hereto.

PATLEX

     Patlex has been engaged in the patent exploitation and enforcement business since late 1979. Patlex owns a 64% gross interest in the royalty income from, and a 42.86% ownership interest in, certain patents which relate to basic technology used in certain types of commonly used lasers and certain uses of laser technology (the "Laser Patents"). On September 27, 1995, AutoFinance Group, Inc. ("AFG"), as the then sole shareholder of Patlex, effected the distribution (the "Distribution") of 95.01% of the outstanding Patlex Common Shares to AFG shareholders. Immediately after the Distribution, AFG merged with and into a wholly-owned subsidiary of KeyCorp ("KeyCorp"), and the AFG shareholders received KeyCorp stock (the "AFG/KeyCorp Merger"). As a consequence of the Distribution, Patlex became an independent, public company. Patlex's executive offices are located at 5550 West Flamingo Road, Suite B-5, Las Vegas, Nevada 89103, and its telephone number is (702) 257-1102. See "Business of Patlex."

DBT

     DBT is an electronic information content provider furnishing on-line, immediate access to public records on individuals, businesses and assets. DBT's executive offices are located at 100 E. Sample Road, Suite 200, Pompano Beach, Florida 33064, and its telephone number is (954) 781-5221. See "Business of DBT."

HOLDCO

     Holdco is a wholly-owned subsidiary of Patlex. Prior to the Registration, Holdco will have conducted no significant business, and after the Reorganization, will not become an operating company. It is planned that, following the Reorganization and Merger, Holdco will hold all the common stock of Patlex and DBT. Holdco will change its name to "DBT Online, Inc." The executive offices of Holdco are located at 5550 West Flamingo Road, Suite B-5, Las Vegas, Nevada 89103, and its telephone number is (702) 257-1112.

THE MEETING

     The special meeting of shareholders of Patlex (the "Meeting") will be held on August 20, 1996 at 10:00 a.m., local time, at the New York Athletic Club, 180 Central Park South, New York, New York. Only holders of Patlex Common Shares of record as of the close of business on July 16, 1996, will be entitled to notice of the Meeting and to vote at the Meeting and any adjournments thereof. At such date, there were outstanding and entitled to vote 2,565,736 Patlex Common Shares. Each Patlex Common Share is entitled to one vote.

     At the Meeting, the shareholders of Patlex will be asked to approve and adopt (i) the Plan of Reorganization, providing for the Reorganization pursuant to which Patlex will be reorganized into a holding company structure, whereby at the time of the Reorganization the holders of Patlex Common Shares will become holders of shares of Common Stock of Holdco, a new publicly-held holding company to be renamed "DBT Online, Inc." after the Reorganization, and Patlex will become a wholly-owned subsidiary of Holdco; (ii) the Merger Agreement, providing for the Merger, pursuant to which the Merger Subsidiary will be merged with and into DBT, with DBT continuing as the surviving corporation and a wholly-owned subsidiary of Holdco; and (iii) the Plan, as amended and restated, including an increase in the number of authorized shares thereunder from 375,000 to 900,000. Copies of the Plan of Reorganization, the Merger Agreement and the Plan are attached hereto as Appendix A, Appendix B and Appendix F, respectively.

VOTE REQUIRED

     Approval of the Merger Agreement, the Plan of Reorganization and the Plan, as amended and restated, will require the affirmative vote of a majority of votes cast by the holders of Patlex Common Shares present or represented by proxy at the Meeting.

RISK FACTORS

     SHAREHOLDERS OF PATLEX VOTING UPON THE MERGER AND SHAREHOLDERS OF DBT RECEIVING HOLDCO COMMON SHARES IN THE MERGER SHOULD CAREFULLY CONSIDER CERTAIN FACTORS IN EVALUATING THE MERGER. SEE "RISK FACTORS."

THE MERGER

     Upon consummation of the Merger, the Merger Subsidiary will be merged with and into DBT, with DBT to continue as the surviving corporation and a wholly-owned subsidiary of Holdco. Upon consummation of the Reorganization, Holdco will change its name to "DBT Online, Inc." and Patlex will become a wholly-owned subsidiary of Holdco. Upon completion of the Merger and Reorganization, the current holders of DBT Common Shares, in the aggregate, will own approximately 66.8% of the outstanding Holdco Common Shares and the current holders of Patlex Common Shares, in the aggregate, will own approximately 33.2% of the outstanding Holdco Common Shares, based on the number of Patlex Common Shares and options currently outstanding.

CONVERSION OF SHARES; EXCHANGE RATIO


     Pursuant to the provisions of the Merger Agreement, each DBT Common Share issued and outstanding prior to the Merger, assuming no fractional shares, will be converted into the right to receive the number of Holdco Common Shares equal to (x) the product of 1.86 multiplied by the sum of (i) the total number of Holdco Common Shares outstanding immediately prior to the Effective Time, plus
(ii) one-half the number of Holdco Common Shares issuable upon the exercise of options outstanding immediately prior to the Effective Time, divided by (y) the total number of DBT Common Shares outstanding immediately prior to the Effective Time. Based on the number of Patlex Common Shares and options outstanding as of the date hereof, holders of DBT Common Shares, in the aggregate, will own approximately 66.8% of the Holdco Common Shares to be outstanding after the Merger and the Reorganization, assuming an exchange ratio of 2.93 Holdco Common Shares for each DBT Common Share. Each Patlex Common Share outstanding as of the consummation of the Reorganization will be converted into one share of Holdco Common Stock, and holders of such shares, in the aggregate, will own approximately 33.2% of the Holdco Common Shares to be outstanding after the Merger and the Reorganization. The parties have no present intention to change any of the variables affecting the calculation of the exchange ratio. See "The Merger -- Conversion of Shares; Exchange Ratio."


REASONS FOR THE MERGER

     See "The Merger -- Reasons for the Merger; Recommendations."

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The board of directors of Patlex has approved the terms of the proposed Merger, the Reorganization and the Plan, as amended and restated, and recommends that the Patlex shareholders vote to approve and adopt the Merger Agreement, the Reorganization and the Plan. See "The Merger -- Background of the Merger" and "-- Reasons for the Merger; Recommendations" and "The Reorganization." Kenneth
G. Langone and Gary E. Erlbaum have abstained from the approval and recommendation of the Merger. See "Introduction -- Interests of Certain Persons in the Merger."

OPINION OF FINANCIAL ADVISOR TO PATLEX


     On February 7, 1996, CS First Boston Corporation ("CS First Boston") rendered a written opinion to the board of directors of Patlex that, as of such date and based upon and subject to certain matters stated therein, the consideration to be paid in the Merger was fair to Patlex from a financial point of view. CS First Boston confirmed its opinion of February 7, 1996 by delivery of a written opinion dated July 19, 1996. A copy of the opinion of CS First Boston dated July 19, 1996, setting forth the assumptions and qualifications made, the matters considered and the limitations on the review undertaken in rendering such opinion, is attached hereto as Appendix E and should be carefully read in its entirety. See "The Merger -- Opinion of Financial Advisor to Patlex."


THE MERGER AGREEMENT

     The Merger Agreement sets forth the principal terms by which the Merger will be consummated, and the rights of holders of DBT Common Shares to receive Holdco Common Shares pursuant to the Merger. The Merger Agreement contains representations, warranties and agreements of the parties, and provides specific conditions to the consummation of the Merger and terms under which the Merger may be terminated or abandoned. In general, the representations, warranties and agreements made by the parties in the Merger Agreement will not continue after the consummation of the Merger. See "The Merger -- The Merger Agreement." Hank Asher, the President and majority shareholder of DBT, has agreed to indemnify Patlex and Holdco for certain breaches by DBT under the Merger Agreement pursuant to the terms of the Principal Shareholder's Agreement attached as Appendix C hereto. See "The Merger -- Principal Shareholder's Agreement."

EFFECTIVE TIME

     Following the satisfaction or waiver of all conditions to the Merger, the parties will file Articles of Merger and all other necessary documents with the Secretary of State of the State of Florida. The Merger will be consummated on the date and time of such filing or such other time specified in such filing (the "Effective Time"). See "The Merger -- Effective Time."

FRACTIONAL SHARES

     No fractional Holdco Common Shares will be issued as a result of the Merger. Each holder of a fractional interest in Holdco Common Shares will be entitled to receive an amount of cash equal to such fraction multiplied by the average of the closing prices of Patlex Common Shares for the five trading days prior to the Effective Time, as reported on the Nasdaq Stock Market (the "Nasdaq Stock Market"). See "The Merger -- Fractional Shares."

INTERESTS OF CERTAIN PERSONS IN MERGER

     As contemplated by the Merger Agreement, Patlex has agreed to cause Hank Asher, Charles Asher, Jack Hight and Sari Zalcberg, each a DBT director and shareholder to be elected to the Holdco Board, in addition to Kenneth G. Langone, Gary E. Erlbaum and Frank Borman, the current Patlex directors who will remain on the Holdco Board. DBT's designees will represent four of the seven members of the Holdco Board subsequent to the Effective Time. In addition, Kenneth G. Langone and Gary E. Erlbaum are directors and shareholders of both Patlex and DBT. Messrs. Langone and Erlbaum abstained from all Patlex Board action taken with respect to the Merger. See "Introduction -- Interests of Certain Persons in the Merger," "Principal Shareholders of Patlex" and "Principal Shareholders of DBT."

DBT SHAREHOLDER APPROVAL

     The Merger is subject to the approval of DBT's shareholders. Hank Asher, the President of DBT is the beneficial owner of 54.5% of the outstanding DBT Common Shares, and has agreed to vote in favor of the approval of the Merger Agreement pursuant to the terms of the Principal Shareholder's Agreement attached as Appendix C hereto. DBT's board of directors approved the terms of the Merger Agreement, and it is anticipated that DBT's shareholders will approve the Merger Agreement prior to the Meeting. In addition, two directors of Patlex, Kenneth G. Langone and Gary
E. Erlbaum, are also directors of DBT and are the beneficial owners, in the aggregate, of 14.4% of the outstanding DBT Common Shares, and have indicated that they will vote in favor of the Merger Agreement. See "The Merger."


     A meeting of the shareholders of DBT will take place on August 16, 1996 at 10:00 a.m., local time, at the executive office of DBT. All of the shareholders of DBT will be entitled to vote at the meeting. At the meeting, the shareholders of DBT will be asked to approve the Merger.


OPERATIONS, DIRECTORS AND EXECUTIVE OFFICERS AFTER THE MERGER

     As a result of the Merger, the Merger Subsidiary, a wholly-owned subsidiary of Holdco, will be merged with and into DBT with DBT continuing as the surviving corporation, which will be a wholly-owned subsidiary of Holdco. Upon consummation of the Reorganization immediately prior to the Merger, Holdco will change its name to "DBT Online, Inc." As of the Effective Time of the Merger, Holdco's board of directors will be expanded from three to seven members, and the four new directors designated by DBT will be elected in addition to the existing Patlex directors. It is expected that Hank Asher will become President of Holdco after the Merger, and that Frank Borman will remain as Chairman of the Board. See "The Merger" and "Management."

DISSENTERS' RIGHTS

     Under Pennsylvania Law, the holders of Patlex Common Shares will not have dissenters' rights in connection with the Merger. See "The Merger -- No Dissenters' Rights." The holders of Patlex Common Shares will, however, have dissenters' rights in connection with the proposed Reorganization. See "The Reorganization -- Dissenters' Rights."


     Under Florida law, the holders of DBT Common Shares will be entitled to dissenter's rights in connection with the Merger and would be entitled to receive the fair value of the dissenting shares if the holder complies with certain requirements. See "Comparison of Shareholder Rights -- Dissenters' Rights.'


ACCOUNTING TREATMENT OF THE MERGER

     The Merger will be accounted for as a purchase business acquisition of Patlex by DBT (a reverse acquisition) and a recapitalization of DBT. Accordingly, Patlex Common Shares will be valued at Patlex's stock price at the date the merger terms were agreed. The excess of the estimated market value of the Common Shares over the Patlex net assets will be allocated to Patlex's Investment in Patents. See "The Merger -- Accounting Treatment."

REGULATORY FILINGS AND APPROVALS

     No regulatory approvals are required because the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder is not applicable to these transactions.

THE REORGANIZATION

     If approved by the shareholders of Patlex, the Reorganization will establish a new holding company structure for Patlex and DBT after the Merger. Holdco is a wholly-owned subsidiary of Patlex, and the Reorganization Subsidiary, in turn, is a wholly-owned subsidiary of Holdco. The Reorganization Subsidiary has been formed solely for the purpose of effecting the Reorganization. Prior to the Reorganization, the Reorganization Subsidiary will have conducted no significant business. The Reorganization will be effected by the merger of the Reorganization Subsidiary and Patlex. Following the Reorganization, the separate existence of the Reorganization Subsidiary will cease and Patlex will remain as the surviving corporation and be a wholly-owned subsidiary of Holdco. Prior to the Reorganization, Holdco will have conducted no significant business, and after the Reorganization, will not become an operating company. Rather, it is planned that, following the Reorganization and Merger, the shares of Patlex and DBT will be held directly by Holdco.

Holdco will change its name to "DBT Online, Inc." and, together with its subsidiaries, will conduct all the operations currently conducted by Patlex and DBT.

     It is anticipated that, if the Plan of Reorganization is approved by the shareholders of Patlex, the Reorganization will become effective immediately prior to the effective time of the Merger. If the Merger Agreement is not approved, the Reorganization will not be implemented.

     The Board of Directors and management of Patlex believe the proposed Reorganization will afford the opportunity for increased flexibility in financing and investments, and will permit the development of, or investment in, new activities and businesses should such development or investment be desirable. The holding company structure will also better define the managerial responsibilities. See "The Reorganization -- Principal Reasons for the Reorganization."

     Upon the effectiveness of the Reorganization, each Patlex Common Share will automatically be converted into one Holdco Common Share. Consequently, the shareholders of Patlex will become shareholders of Holdco and will have the same ownership interest in Holdco as they now have in Patlex prior to the Merger. It will not be necessary to exchange certificates representing Patlex Common Shares; each certificate for Patlex Common Shares will automatically represent a certificate for a like number of shares of Holdco Common Shares. New certificates for Holdco Common Shares will be issued in the future as outstanding certificates are presented for transfer or upon request of any holder of Patlex Common Shares.


FEDERAL INCOME TAX CONSEQUENCES


     DBT AND PATLEX SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF THE MERGER WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

     It is anticipated that the Merger will be a tax-free reorganization for federal income tax purposes and that no gain or loss will be recognized by shareholders of DBT who exchange DBT Common Shares for Holdco Common Shares pursuant to the Merger and Reorganization.


     No gain or loss will be recognized for federal income tax purposes by shareholders of Patlex who exchange their Patlex Common Shares for Holdco Common Shares pursuant to the Reorganization and Merger. See "Federal Income Tax Consequences."


AMENDMENT AND RESTATEMENT OF THE PLAN

     Shareholders are being asked to approve an amended and restated Plan to, among other things, increase the number of shares available for issuance from 375,000 to 900,000. The Plan will be assumed by Holdco in the Reorganization and Holdco Common Shares will be available for issuance under the Plan upon the exercise of options. See "Management -- Stock Options" and "Amended and Restated Stock Option Plan."

MARKET PRICE DATA

     Prior to September 28, 1995, there was no trading market for the Patlex Common Shares. On December 7, 1995, the last full trading day prior to the public announcement of the execution of a letter of intent with respect to the Merger, the closing price of the Patlex Common Shares as reported by the Nasdaq Stock Market was $5.25 per share. On July 16, 1996, the most recent date for which it was practicable to obtain market price information prior to the printing of this Proxy Statement/Prospectus, such closing price was $35.75. See "Market Prices of Securities." Patlex has not paid or declared any dividends since the Patlex Common Shares became publicly traded.

     DBT is a private company and accordingly no established public trading market exists for the DBT Common Shares.

     In the Reorganization, all holders of Patlex Common Shares will receive an equal number of Holdco Common Shares on a share-for-share basis. Because the market price of the Patlex Common Shares is subject to fluctuation, the market value of the Holdco Common Shares that holders of DBT Common Shares will receive in the Merger may increase or decrease prior to or after the Merger. Patlex shareholders are urged to obtain current market quotations for Patlex Common Shares.

COMPARATIVE PER SHARE DATA

     The following table presents certain selected historical and combined pro forma per share data for Patlex and DBT assuming the issuance of 5,091,530 Holdco Common Shares in exchange for all the outstanding DBT Common Shares at the exchange formula under which the shareholders of DBT would receive the number of Holdco Common Shares equal to (x) the product of 1.86 multiplied by the sum of the total number of Holdco Common Shares outstanding plus one-half the number of Holdco Common Shares issuable upon the exercise of options outstanding divided by (y) the total number of DBT shares outstanding, for each DBT Common Share. The pro forma data are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future. Although Holdco is the surviving corporation, for accounting purposes the transaction is being treated as a purchase business acquisition of Patlex by DBT (a reverse acquisition) and a recapitalization of DBT. The merger is assumed to be consummated as of the dates indicated.

     DBT's fiscal year coincides with the calendar year and Patlex's fiscal year ends on June 30. This data should be read in conjunction with the selected financial data, the unaudited condensed pro forma financial statements and DBT's historical financial statements and Patlex's historical financial statements (which, because Patlex's fiscal year ended June 30, have been recast to conform to DBT's fiscal year ended December 31) included elsewhere in this Proxy Statement/Prospectus.

     The aggregate number of outstanding Holdco Common Shares used in these pro forma calculations is 8,039,244.

                                                          THREE MONTHS ENDED          YEAR ENDED
                                                            MARCH 31, 1996         DECEMBER 31, 1995
                                                          ------------------       -----------------
HISTORICAL -- DBT(1):
  Book value per share(2)...............................        $ 1.60                   $1.50
  Cash dividends paid per share.........................            --                      --
  Net earnings (loss) per share.........................          0.10                    (.79)
HISTORICAL -- PATLEX:
  Book value per share(2)...............................          5.76                    5.61
  Cash dividends paid per share.........................            --                      --
  Net earnings..........................................           .14                     .77
PRO FORMA COMBINED -- HOLDCO:
  Book value per share(2)...............................          2.16                    2.09
  Cash dividends paid per share.........................            --                      --
  Net earnings (loss) per share.........................           .07                     .09

- ---------------
(1) DBT's fiscal year end is December 31. DBT historical net income per share and weighted average common share amounts have been restated to retroactively reflect the 1000 for 1 stock split effected August 10, 1995.

(2) Historical book value per share at March 31, 1996 and December 31, 1995 are computed by dividing total stockholders' equity by the number of shares outstanding at the end of each period. Pro forma book value per share are computed by dividing pro forma stockholders' equity by the pro forma number of Holdco Common Shares outstanding following the Merger.

                                  RISK FACTORS

     The following are certain investment considerations that should be carefully considered by holders of Patlex Common Shares voting upon the Merger and by holders of DBT Common Shares who will receive Holdco Common Shares in the Merger, in addition to the risks and other information described elsewhere in this Proxy Statement/Prospectus.

RISKS RELATED TO DBT

     New Products Untested in Marketplace. Both the new products and the expansion of existing products that are being developed by DBT and expected to be utilized in 1996 have not yet been introduced in the marketplace. There can be no assurance that such products will be introduced when expected, if at all, or, if introduced, that such products will be accepted in the marketplace. In addition, DBT may not be able to accurately predict demand for new products from either new or existing customers. Further, while DBT expects that new customers will ultimately use not only the products to which they are initially attracted but also DBT's other products, there can be no assurance that such cross-selling of DBT products will be successful. Lack of acceptance by the marketplace of DBT's new products may have an adverse effect on DBT's financial condition and results of operations. See "Business of DBT -- Products" and "-- Customers."

     Down-time of System. Users of DBT's products access the information on-line by calling into DBT's operating system. Unavailability of access to DBT's system for a period of time could result from technical failure or natural disaster. Should access be unavailable for an extended time, users may seek other sources of information and there can be no assurance that DBT would be able to continue its relationships with such users in the future. Thus, such down-time represents a potential short-term and long-term loss of revenues which could have an adverse effect on DBT.

     Potential Increases in the Cost of Data. DBT acquires its data from both governmental and commercial sources. There can be no assurance that acquisition costs will not increase in the future. In addition, there can be no assurance that such increases, if any, can be absorbed by DBT or passed through to DBT's customers. Significant increases in costs may have an adverse effect on DBT's financial condition and results of operations. See "Business of DBT -- Data Sources."

     Impact of Government Regulation of Access to Records. At the present time, most of the data used by DBT is acquired from public sources. There can be no assurance that the availability of such information will not become subject to regulation in the future. Because DBT's ability to attract and retain customers is closely related to its ability to obtain and provide information to its customers, increased government regulation with respect to DBT's ability to acquire information could have a material adverse effect on DBT's business. See "Business of DBT -- Government Regulation."

     Dependence on Key Personnel. DBT's success is dependent upon its key personnel and, in particular, its President, Hank Asher, who led the development of DBT's software and hardware platforms. In addition, DBT's success will depend, in part, on its ability to attract and retain qualified personnel in the future. Failure to attract and retain such persons could have an adverse effect on DBT.

     Claims Arising from Improper Use of Information; Incorrect
Information. Improper use of information obtained from DBT's products or the supply of incorrect information by DBT could result in unexpected liability of DBT. There can be no assurance that such claims against DBT, if any, would not be successful and that such claims, if successful, would not have a material adverse effect on DBT's financial condition. See "Business of DBT -- Customers."

     Significant Stock Ownership by Certain Shareholders. Hank Asher, the President and majority shareholder of DBT, will own approximately 36.4% of the Holdco Common Shares to be outstanding following the Merger. Mr. Asher will be able to exercise considerable influence over the affairs of Holdco after the Merger. This could diminish the relative voting power of the other shareholders and accordingly reduce their individual and collective ability to influence the affairs of DBT.

RISKS RELATED TO PATLEX

     Uncertainties Relating to the Laser Patents. The Laser Patents, which had a book value of approximately $14,883,000 at December 31, 1995 and approximately $15,771,000 at June 30, 1995, are Patlex's most significant assets. The book value of the Laser Patents represented approximately 67% of the book value of all of Patlex's assets as of December 31, 1995 and 76% as of June 30, 1995. Prior to its expiration in October 1994, the Optically Pumped Laser Patent (U.S. Patent No. 4,053,845) accounted for approximately 28% of the laser patent royalty revenues, the Gas Discharge Laser Patent (U.S. Patent No. 4,704,583) accounted for approximately 62% of the laser patent royalty revenues, the Use Patent (U.S. Patent No. 4,161,436) accounted for approximately 10% of the laser patent royalty revenues and the Brewster Angle Window Patent (U.S. Patent No. 4,746,201) accounted for less than 0.25% of laser patent royalty revenues. Management anticipates that the decrease in royalty revenues as a result of the expiration of the Optically Pumped Laser Patent may be offset to some extent by increased royalty revenues from the Use and/or Brewster Angle Window Patents. Management has determined through its review of royalty reports filed by its licensees and discussions with representatives of and counsel to such licensees, that certain of its licensees are paying royalties under the Use Patent and/or the Brewster Angle Window Patent with respect to laser products for which they had previously been paying royalties under the Optically Pumped Laser Patent. However, there can be no assurance of the amount of any such increase or that such increase will occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Patlex." Management believes that the Laser Patents are valid and enforceable; however, there can be no assurance that Patlex would prevail in subsequent proceedings challenging such validity and enforceability, or that such challenges, if made, would not involve substantial litigation expenses. In addition, any advance in technology which would render one or more of the Laser Patents obsolete could have a material adverse effect on Patlex's future revenue.

     Limited Duration of Patents. The Laser Patents and their expiration dates are as follows:

U.S. PATENT NO.                 DESCRIPTION OF PATENT              EXPIRATION DATE
- ---------------     ---------------------------------------------  ---------------
   4,161,436        Use Patent                                           July 1996
   4,704,583        Gas Discharge Laser Patent                       November 2004
   4,746,201        Brewster Angle Window Patent                          May 2005

Upon the expiration of the applicable patent, Patlex will lose the right to exclude others from exploiting the inventions claimed therein and, accordingly, the obligation of third parties to make royalty payments to Patlex will cease. The Optically Pumped Laster Patent expired in October 1994. Upon the expiration of the Use Patent in July 1996, and assuming Patlex has not acquired additional intellectual property rights, Patlex will derive substantially all of its laser patent royalty revenue from the Gas Discharge Laser Patent. However, management anticipates that the laser patent royalty revenue derived under the Gas Discharge Laser Patent and Brewster Angle Window Patent will be sufficient to fund the operations of Patlex. Unless Patlex diversifies or expands its business activity, upon the expiration of the Brewster Angle Window Patent in May 2005, Patlex would have no net laser patent royalties and, consequently, would be compelled to wind up its business affairs.

     Competing Technologies. Patlex's revenue is substantially derived from the royalties it receives under its license agreements. Any advance in technology that would render the technology covered by one or more of the Laser Patents obsolete could have a material adverse impact on Patlex's future revenue. Management believes, however, the laser technology covered by the Laser Patents is the state of the art. Management is not aware of any recent advances in laser technology that may materially adversely affect Patlex's future patent royalty revenues but there has been a gradual increase in diode laser technology that has inhibited growth of Patlex's laser technology in low power laser applications.

     Limited Trading Market. Prior to September 28, 1995, there was no existing trading market for the Patlex Common Shares and there can be no assurance as to the continuity of any such market. Patlex Common Shares are currently listed on the Nasdaq Stock Market, but there can be no assurance that the Holdco Common Shares will maintain such listing. Management expects that approximately 8.0 million Holdco Common Shares will be outstanding after the Merger. There can be no assurance that trading will be sustained after the Merger or that the volume would be sufficient for trading to occur with any frequency. As a result, it could be difficult to make purchases or sales of Patlex Common Shares in the market at any particular time.

RISKS RELATED TO THE MERGER

     Holding Company Structure. After the Reorganization and the Merger, Holdco will be a holding company and will have no significant operations other than those incidental to its ownership of the capital stock of its subsidiaries. As a holding company, Holdco's results of operations will depend on the results of operations of its subsidiaries. Moreover, Holdco will be dependent on dividends or other intercompany transfers of funds from its subsidiaries to meet its debt service and other obligations and, to the extent that Holdco intends to declare cash dividends on the Holdco Common Stock in the future, to fund the payment of cash dividends. However, Holdco does not expect to pay cash dividends on the Holdco Common Stock in the foreseeable future. In addition, claims of Holdco's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of Holdco.

     Ability of DBT Shareholders to Effect Control. Based on the number of shares and options outstanding, the holders of Patlex Common Shares before the Merger and Reorganization will beneficially own approximately 33.2% of Holdco Common Shares after the Merger and Reorganization and the holders of DBT Common Shares before the Merger will beneficially own approximately 66.8% of the Holdco Common Shares outstanding after the Merger and Reorganization. In particular, Hank Asher, the President of DBT, will be the beneficial owner of approximately 36.4% of the Holdco Common Shares outstanding after the Merger and Reorganization. Consequently, after the Merger, the current shareholders of DBT, and in particular Hank Asher, will have the ability to elect a majority of the board of directors and, in effect, control the affairs of Holdco. In addition, the Merger Agreement provides that upon the Merger, the size of the Holdco board of directors will be increased from three to seven members and the additional four members of the board have been designated by DBT. Therefore, after the Merger, a majority of the members of the Holdco board of directors will be designees of the current shareholders of DBT.

     Anti-Takeover Provisions. The Holdco board of directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the prices, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The holders of shares of Holdco Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Although the Holdco board of directors has no present intention to issue shares of Preferred Stock, any issuance of Preferred Stock, while potentially providing increased flexibility to Holdco in connection with possible acquisitions and general corporate matters, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Holdco. In addition, certain provisions of Holdco's bylaws may have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Holdco. See "Description of Holdco Capital Stock -- Pennsylvania Law and Certain Articles of Incorporation and Bylaws Provisions."

     Volatility of Stock Price. The market price for Patlex Common Stock has been, and the market price for Holdco Common Stock may be subject to significant fluctuations in response to operating results of Holdco or its subsidiaries, developments in the industries in which Holdco's subsidiaries operate, general market movements and other factors. In addition, the stock market in recent years has experienced price and volume fluctuations in general that may have been unrelated to or disproportionate to the operating performance of individual companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of Holdco Common Stock.

                                  INTRODUCTION

GENERAL

     This Proxy Statement/Prospectus is being furnished to holders of Patlex Common Shares in connection with the solicitation of proxies by the Patlex board of directors for use at the special meeting of the shareholders of Patlex to be held on Tuesday, August 20, 1996, at the New York Athletic Club, 180 Central Park South, New York, New York at 10:00 a.m., local time, and any adjournments thereof.


     This Proxy Statement/Prospectus, the Notice of Meeting and the accompanying form of proxy are first being mailed to shareholders of Patlex on or about July 23, 1996.


     Holdco has filed the Registration Statement with the SEC registering the Holdco Common Shares to be issued to holders of DBT Common Shares in the Merger and to holders of Patlex Common Shares in the Reorganization. This Proxy Statement/Prospectus also constitutes the prospectus of Holdco included as part of the Registration Statement.

PURPOSE OF THE MEETING

     At the Meeting, shareholders of Patlex will be asked to consider and vote upon a proposal to approve and adopt the Plan of Reorganization pursuant to which Patlex will be reorganized into a holding company structure, whereby at the time of the Reorganization the holders of Patlex Common Shares will become holders of shares of Common Stock of Holdco, a new publicly-held holding company to be renamed DBT Online, Inc. after the Reorganization, and Patlex will become a wholly-owned subsidiary of Holdco.

     At the Meeting, shareholders of Patlex will also be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement, providing for the merger of the Merger Subsidiary with and into DBT. From and after the effective date of the Merger, DBT will continue as the surviving corporation and a wholly-owned subsidiary of Holdco. As a result of the Merger, each outstanding DBT Common Share will be converted into the right to receive the number of Holdco Common Shares equal to (x) the product of 1.86 multiplied by the sum of
(i) the total number of Holdco Common Shares outstanding immediately prior to the Effective Time, plus one-half the number of Holdco Common Shares issuable upon the exercise of options outstanding immediately prior to the Effective Time, divided by (y) the total number of DBT Common Shares outstanding immediately prior to the Effective Time. None of the outstanding Holdco Common Shares received by Patlex shareholders in the Reorganization will be converted or otherwise changed as a result of the Merger. If none of the DBT shareholders duly elects dissenters' rights pursuant to Florida law, DBT shareholders will be entitled to receive, in the aggregate, approximately 5,091,530 Holdco Common Shares on the effective date of the Merger.

     Finally, at the Meeting, shareholders of Patlex will be asked to consider and vote upon a proposal to approve and adopt an amended and restated Plan, including an increase in the number of authorized shares thereunder from 375,000 to 900,000 shares available for granting options under the Plan.

     Approval of the Merger Agreement by the Patlex shareholders is one of the conditions to the consummation of the Merger under the terms of the Merger Agreement and under the rules of the Nasdaq Stock Market. See "The Merger -- The Merger Agreement -- Conditions to the Merger."

     THE BOARD OF DIRECTORS OF PATLEX HAS UNANIMOUSLY APPROVED THE TERMS OF THE PROPOSED MERGER AND RECOMMENDS THAT PATLEX'S SHAREHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT.

VOTING AT THE MEETING; VOTES REQUIRED

     The board of directors of Patlex has fixed July 16, 1996 as the record date (the "Record Date") for the determination of the Patlex shareholders entitled to notice of the Meeting and to vote at the Meeting and at any adjournments thereof. Accordingly, only holders of record of Patlex Common Shares as of the close of business on the Record Date will be entitled to vote at the Meeting and at any adjournments thereof. At the close of business on the Record Date, there were 2,565,736 Patlex Common Shares outstanding, each of which is entitled to one vote on each matter properly submitted to a vote at the Meeting. Each shareholder can vote personally or by proxy; a person acting as a proxy need not be a shareholder. Directors and executive officers of Patlex own 25% of Patlex Common Shares outstanding on the Record Date and have indicated that they intend to vote in favor of the proposals.

     Pursuant to the rules of the Nasdaq Stock Market, the affirmative vote of a majority of the votes cast at the Meeting is required to approve and adopt the Merger Agreement. Nasdaq rules require shareholder approval for the issuance of common stock, or securities exercisable for common stock, in connection with a transaction if the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such common stock or securities exercisable for common stock.

     Abstentions may be specified on the proposal to approve the Merger Agreement. Such abstentions will be considered present and entitled to vote at the Meeting, but will not be counted as votes cast in the affirmative. Abstentions will have no effect on the vote because the proposal requires the approval of a majority of the votes cast at the Meeting.

     Brokers that are member firms of the NYSE and who hold shares in street name for customers have authority under the rules of the NYSE to vote those shares with respect to certain matters if they do not receive instructions from a beneficial owner. Patlex does not believe that brokers will have the authority to vote shares with respect to the approval of the Merger Agreement if they have not received instructions from the beneficial owners of such shares. If brokers fail to send in a proxy in respect of such shares because they have not received instructions from customers, the shares will not be considered present at the meeting. However, assuming that sufficient shares held of record by other persons are present (so that a quorum may be obtained) and voted (so that a majority of the shares entitled to vote are voted), then a failure by brokers to vote those shares will not have any effect on the outcome of the proposals to approve the Merger Agreement.

SOLICITATION AND REVOCATION OF PROXIES

     The Patlex board of directors is making the solicitation of proxies from its shareholders hereby. All shares represented by properly executed proxies will be voted in accordance with the directions on the proxies, unless such proxies are revoked prior to the vote. PROXIES CONTAINING NO INSTRUCTIONS REGARDING ANY PARTICULAR MATTER SPECIFIED THEREIN WILL BE VOTED FOR THE APPROVAL OF SUCH MATTER. See "The Reorganization -- Dissenters' Rights." The board of directors does not know of any other matters which may come before the Meeting. If any other matters are properly presented for action at the Meeting, it is intended that the named proxies will vote in accordance with their best judgment on such matters.

     The cost of soliciting proxies will be paid by Patlex. Proxies may also be solicited by directors, officers and employees of the Company, but such persons will not be specially compensated for such services.

     A Patlex shareholder who executes and returns a proxy has the power to revoke it at any time before it is voted. The giving of a proxy does not affect a shareholder's right to attend and vote in person at the Meeting. A shareholder's presence at the Meeting, however, will not in itself revoke the shareholder's proxy. In addition to any other manner provided by law, the Patlex shareholder giving a proxy pursuant to this solicitation may revoke such proxy by delivering a written revocation to the Secretary of Patlex at 5550 West Flamingo Road, Suite B-5, Las Vegas, Nevada 89103. No revocation by written notice, however, will be effective unless and until such notice is received by the Secretary of Patlex prior to the date of the Meeting or by the inspector of election at the Meeting prior to the closing of the polls.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering recommendations of the Patlex and DBT Boards with respect to the Merger, however, shareholders should be aware that certain directors, officers and employees of Patlex and DBT have an interest in the consummation of the Merger, as described below.

     As contemplated by the Merger Agreement, the current members of the Patlex Board will remain as directors of the Holdco Board, and, immediately upon the Effective Time, will cause to be elected Hank Asher, Charles Asher, Jack Hight and Sari Zalcberg, each a DBT director and shareholder, as directors of Holdco effective upon the Effective Time. Such elections of directors are contingent upon the consummation of the Merger and will not be effective until the Effective Time.

     In addition, Kenneth G. Langone and Gary E. Erlbaum are directors and shareholders of both Patlex and DBT. Messrs. Langone and Erlbaum abstained from all Patlex and DBT board action taken with respect to the Merger. See "Principal Shareholders of Patlex" and "Principal Shareholders of DBT."

DBT SHAREHOLDER APPROVAL

     The Merger is subject to approval of DBT's shareholders. Hank Asher, the President of DBT, who is the beneficial owner of 54.5% of the outstanding DBT Common Shares, has agreed to vote in favor of the approval of the Merger Agreement. In addition, two directors of Patlex, Kenneth G. Langone and Gary E. Erlbaum, are also directors of DBT and are the beneficial owners, in the aggregate, of 14.4% of the outstanding DBT Common Shares, and have indicated that they intend to vote in favor of the Merger Agreement. DBT's board of directors has unanimously approved the terms of the Merger Agreement (with Messrs. Langone and Erlbaum abstaining), and it is anticipated that DBT's shareholders will approve the Merger Agreement prior to the Meeting.


     A meeting of the shareholders of DBT will take place on August 16, 1996 at 10:00 a.m., local time, at the executive office of DBT. All the shareholders of DBT will be entitled to vote at the meeting. At the meeting, the shareholders of DBT will be asked to approve the Merger.

                                   THE MERGER

GENERAL

     Pursuant to the Merger Agreement, the Merger Subsidiary will merge with and into DBT. Following the Merger, DBT will be the surviving corporation and will continue in existence as a Florida corporation, all of whose issued and outstanding capital stock will be owned by Holdco, and the separate corporate existence of the Merger Subsidiary will cease.

EFFECTIVE TIME

     Patlex and DBT anticipate filing the Articles of Merger and all other documents required to effect the Merger with the Secretary of State of the State of Florida as promptly as possible after the adoption of the matters to be considered at the Meeting and the satisfaction, or waiver, of the conditions contained in the Merger Agreement. See "-- The Merger Agreement -- Conditions to the Merger." The Merger will be consummated on the date and time of such filing or such other time specified in such filing (the "Effective Time").

CONVERSION OF SHARES; EXCHANGE RATIO


     The Merger Agreement provides that, upon the Effective Time of the Merger, each outstanding DBT Common Share, except with respect to which dissenters' rights have been duly elected pursuant to Florida law, will be converted into the right to receive the number of Holdco Common Shares equal to (x) the product of 1.86 multiplied by the sum of (i) the total number of Holdco Common Shares outstanding immediately prior to the Effective Time, plus (ii) one-half the number of Holdco Common Shares issuable upon the exercise of options outstanding immediately prior to the Effective Time, divided by (y) the total number of DBT Common Shares outstanding immediately prior to the Effective Time. Based on the number of Patlex Common Shares and options outstanding as of the date hereof, holders of DBT Common Shares, in the aggregate, will own approximately 66.8% of the Holdco Common Shares to be outstanding after the Merger and the Reorganization, assuming an exchange ratio of 2.93 Holdco Common Shares for each DBT Common Share. Each Patlex Common Share outstanding as of the consummation of the Reorganization will be converted into one share of Holdco Common Stock, and holders of such shares, in the aggregate, will own approximately 33.2% of the Holdco Common Shares to be outstanding after the Merger and the Reorganization. The parties have no present intention to change any of the variables affecting the calculation of the exchange ratio.


BACKGROUND OF THE MERGER

     The terms of the Merger Agreement are the result of arm's-length negotiations between representatives of Patlex and DBT. The following is a brief discussion of the background of these negotiations and the Merger.

     On September 28, 1995, the spin-off of Patlex from AFG was completed immediately before the closing of the AFG/KeyCorp Merger. At the time of the Distribution, Patlex became an independent publicly-traded company. Patlex began seeking an investment opportunity which would allow it to leverage both its present and anticipated future capital resources, and/or its expertise in exploitation and enforcement of intellectual property rights. In the last week of September 1995, Richard Laitinen of Patlex contacted a broker that Patlex had previously retained to find acquisition candidates before Patlex's merger with AFG in December 1992. Patlex was hopeful that the broker had access to a number of businesses that might represent acquisition opportunities for Patlex and for which Patlex could perform an acquisition analysis without incurring significant expenses. Patlex completed and returned to the broker a buyer profile on October 5, 1995 that contained Patlex's criteria for an acquisition candidate. Beginning in the middle of October 1995, the broker began to transmit to Patlex, approximately once a month, lists of acquisition candidates. The broker provided the first list, containing approximately 12 candidates, in the middle of October 1995. The lists were directed to Richard Laitinen, who discussed the potential candidates with Frank Borman shortly after receiving them. The candidates generally were not subject to extensive consideration, usually because the companies were in industries that Patlex did not view as consistent with Patlex's objective to pursue an acquisition of a company with positive cash flow in a relatively undeveloped industry and that represented an opportunity for Patlex to diversify its business prospects. DBT was not included as a potential acquisition candidate in any communications from the broker. Because Patlex determined that it would not pursue an acquisition of any of the candidates provided by the broker, Patlex did not respond to these communications. Patlex did not pay any compensation to the broker. In evaluating prospective businesses, Patlex's management considered, among other factors, the following: (a) the financial condition and results of operations of the target business; (b) the costs associated with consummating the business combination; (c) the growth potential;
(d) the experience and skill of management and availability of additional personnel; (e) the capital requirements; (f) the competitive position; (g) the stage of development of the target business's products, processes or services; and (h) the degree of current or potential market acceptance of the products, processes or services.

     Patlex has been seeking opportunities to acquire rights to intellectual property to develop its base of intellectual property prior to the expiration of the patents. From May 1995 to December 1995, Patlex became aware of five licensing opportunities but has yet to pursue any of them.

     On February 15, 1995, Mr. Langone and Mr. Asher discussed the possibility of an investment in DBT by a group of investors including Mr. Langone and Invemed. On June 20, 1995, Messrs. Langone and Asher agreed in principle to the terms of the investment, and on July 6, 1995, Invemed made a $500,000 loan to DBT, which amount was applied to the investment. Pursuant to the terms of a Stock Purchase Agreement, dated as of August 14, 1995 (the "Stock Purchase Agreement"), Invemed, Mr. Langone and certain additional investors, including Mr. Erlbaum, invested $2,973,500 (including the $500,000 previously loaned to DBT) in exchange for an aggregate of 320,000 shares of DBT Common Stock, which constituted approximately 18% of DBT's outstanding Common Stock. In addition, pursuant to a provision of the Stock Purchase Agreement permitting Invemed to designate two members of the DBT board of directors, Messrs. Langone and Erlbaum became directors of DBT on August 14, 1995. On October 3, 1995, DBT's board of directors held a meeting to discuss, among other things, a possible initial public offering of DBT's securities.

     With respect to DBT, the two companies initially entered into discussions at the end of October 1995 concerning a possible combination at the suggestion of Hank Asher, the President of DBT. Mr. Asher had become aware of Patlex's autonomy on or about October 3, 1995 from Mr. Langone, who is a director and shareholder of both companies. Since early 1995, DBT had been actively seeking additional equity financing with the goal of commencing an initial public offering. On or about October 19, 1995, Hank Asher made an overture to Frank Borman, the President of Patlex, who had been made aware of the interests of Messrs. Langone and Erlbaum in DBT. No structure, price or terms were discussed, but as an initial matter the parties acknowledged that the combination would best be treated as a pooling of interests for accounting purposes. The Patlex board of directors met in early November 1995, at which time it was determined that Messrs. Langone and Erlbaum would abstain from any board action with respect to matters relating to a potential transaction with DBT. On November 8, 1995, a meeting was held at DBT's offices at which Frank Borman, Richard Laitinen and Don Shumate of Patlex met with Hank Asher and Jack Hight of DBT. The purpose of the meeting was to discuss their respective businesses as well as to discuss the advantages that a transaction would bring to each of them. Subsequent thereto, each party commenced an initial due diligence review of the other and, in particular, an analysis of whether pooling accounting treatment would be available for a combination. Mr. Asher of DBT and Mr. Borman of Patlex negotiated the consideration to be paid in the Merger in arm's-length negotiations. On or about November 7, 1995, Patlex contacted CS First Boston for the specific purpose of preparing a valuation of DBT. CS First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Patlex. On December 7, 1995, Mr. Asher and Mr. Borman agreed on a ratio for the ownership of the combined entity and the parties entered into an agreement in principle for Patlex to acquire DBT in a tax-free reorganization, at which time Patlex made a public announcement through a press release. In the agreement in principle, the parties agreed on a ratio for the ownership of the combined entity and to structure the transaction as a tax free reorganization, all of which was described in the press release.

     Thereafter, due diligence continued and many telephone conferences were held among the principals of Patlex and DBT, and their representatives throughout December 1995 and January 1996. On January 16,

1996, CS First Boston, Patlex's financial advisor, made a presentation addressed to the Patlex board with respect to its financial and valuation analyses of the transaction. Mr. Borman was the only member of the Patlex board present at the presentation because Messrs. Langone and Erlbaum had abstained from any matters relating to a possible DBT transaction. See "-- Opinion of Financial Advisor to Patlex." The final terms of the Merger Agreement were agreed upon on February 7, 1996, and Patlex and DBT announced the execution of the definitive agreement at that time through a press release. In addition, on February 7, 1996, the Patlex board received an opinion from CS First Boston, its financial advisor, as to the fairness as of such date to Patlex, from a financial point of view, of the consideration to be paid in the Merger. See "-- Opinion of Financial Advisor to Patlex."

REASONS FOR THE MERGER; RECOMMENDATIONS

     The Patlex and DBT boards of directors believe that the Merger is in the best interests of their respective shareholders and that the consideration to be received by the shareholders of DBT in the Merger is fair to the respective shareholders of Patlex and DBT. Each recommends to its respective shareholders that they vote FOR approval and adoption of the Merger Agreement. The Patlex and DBT boards of directors believe that their respective shareholders, and employees will benefit from the Merger. As discussed below, the Merger would fulfill certain major strategic objectives of both Patlex and DBT.

     The Patlex board of directors believes that for the reasons set forth below the Merger offers the Patlex shareholders the opportunity to participate in the future possible growth and anticipated profitability of DBT. Consequently, the Patlex board of directors has determined that the Merger is in the best interests of Patlex and its shareholders. Accordingly, the Patlex board of directors unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and recommends that the Patlex shareholders vote for approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     In considering the Merger, the Patlex board of directors gave considerable weight to the extensive experience of DBT's management in the electronic information content provider industry, DBT's product lines and DBT's potential for expansion. DBT began its operations in Florida and has expanded significantly in Texas and other states. Patlex sought to finance DBT's continued nationwide expansion. In addition, Patlex considered DBT's introduction of its computer assisted radio-linked infobase ("CARLI") product and CARLI's potential for rapid growth. The Patlex board of directors also considered potentially negative factors such as early stage of its product development, the dependence on its key personnel and the size of DBT when compared with other companies in the industry. The Patlex board of directors concluded, however, that notwithstanding the latter considerations, a business combination with DBT would satisfy Patlex's business objective of effecting a business combination with a company possessing significant growth potential.

     The DBT board of directors believes that the Merger is in the best interests of DBT and its shareholders for the reasons set forth below. Accordingly, the DBT board of directors approved and adopted the terms of the Merger Agreement and the transactions contemplated thereby and recommends that the DBT shareholders vote for approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     In considering the Merger, the DBT board of directors noted that the combination of DBT and Patlex, which has a strong cash flow potential, would ensure that DBT's business is adequately capitalized for future expansion. In this regard, the DBT board of directors noted that Patlex has approximately $3.0 million in unencumbered cash as of December 31, 1995, and revenues from Laser Patent royalties for the year ended June 30, 1995 of $6.2 million. In addition, the DBT board of directors considered the following:

          (a) the availability of a public trading market for the Holdco Common Shares to be received by DBT shareholders in the Merger will provide such shareholders with substantially more investment liquidity than that associated with their DBT Common Shares, for which there is no established trading market;

          (b) the enhanced profile of being a public company that would provide DBT's customers, vendors and lenders greater confidence in the company; and

          (c) the future prospects of DBT and potential impact that could result if DBT is unable to obtain financial resources in the future.

     In determining whether to approve the Merger, the DBT board of directors also considered the following alternatives: (i) expanding its business by internally generated growth and (ii) engaging in an initial public offering of its capital stock. The DBT board of directors rejected the first alternative as it would require DBT to raise outside capital in order to cover the costs relating to any such expansion. The second alternative was rejected because the Merger would give DBT's shareholders access to the public markets for the sale of their shares, without incurring the additional expenses associated with an initial public offering, which, taking into account underwriting discounts, legal, accounting and other costs, the DBT board of directors projected to be greater than the expenses to be incurred in connection with the Merger. The second alternative was also rejected because of the significant up-front risk and uncertainty to DBT and its shareholders presented by an initial public offering.

     In reaching these conclusions, the respective board of directors of Patlex and DBT considered a number of factors, including among other things: the terms and conditions of the Merger Agreement; information with respect to the financial condition, business operations and prospects of both Patlex and DBT on both a historical and prospective basis, including information reflecting the two companies on a pro forma combined basis; and the views and opinions of their respective managements and, in the case of Patlex, its financial advisor.

     In June 1996, the Boards of Directors of Patlex and DBT concluded that it would be advisable to restructure the transaction to account for it as a purchase transaction rather than as a pooling of interests transaction. The boards agreed that the restructuring would not change in any material respect the economic terms of the transaction. On June 28, 1996, Patlex and DBT entered into the Merger Agreement.

     The board of directors of Patlex considered, in its evaluation of Patlex's business prospects, the life of the Laser Patents, the last of which expires in May 2005. Patlex's current cash flows are adequate to fund the expansion efforts of a small growth company. Patlex sees a combination with DBT as an opportunity to utilize its current cash flows to promote the nation-wide growth of a database company. DBT's board of directors considered its prospects for opportunities to expand its customer base by purchasing and licensing access to data and the necessary data storage systems to handle increased data, all of which would place significant cash demands on DBT that could be satisfied by Patlex's free cash flows.

     THE PATLEX BOARD OF DIRECTORS RECOMMENDS THAT PATLEX SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. Messrs. Langone and Erlbaum have abstained from this recommendation. See "Introduction -- Interests of Certain Persons in the Merger."

OPINION OF FINANCIAL ADVISOR TO PATLEX

     CS First Boston was retained by Patlex to render an opinion as to the fairness to Patlex, from a financial point of view, of the consideration to be paid in the Merger. CS First Boston is an internationally recognized investment banking firm and was selected by Patlex based on CS First Boston's experience and expertise in merger and acquisition transactions and familiarity with Patlex and its business. As part of its investment banking business, CS First Boston regularly is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.


     On February 7, 1996, CS First Boston rendered to the Board of Directors of Patlex its written opinion, as of such date, which was confirmed in a written opinion dated July 19, 1996, to the effect that, as of such dates and based upon and subject to certain matters stated therein, the consideration to be paid in the Merger is fair to Patlex from a financial point of view. The consideration to be paid in the Merger was determined as a result of arm's-length negotiations between representatives of Patlex and DBT.



     The full text of CS First Boston's written opinion dated July 19, 1996, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix E to this Proxy

Statement/Prospectus and is incorporated herein by reference. HOLDERS OF PATLEX COMMON STOCK ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CS First Boston's opinion is directed to the Patlex Board of Directors and the fairness of the consideration to be paid in the Merger from a financial point of view, does not address any other aspect of the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the Special Meeting. The summary of the opinion of CS First Boston set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.


     In arriving at its opinion, CS First Boston (i) reviewed the Merger Agreement and certain publicly available business and financial information relating to Patlex and DBT, (ii) reviewed certain other information, including financial forecasts, provided by Patlex and DBT, (iii) held discussions with the managements of Patlex and DBT regarding the businesses and prospects of Patlex and DBT, (iv) considered certain financial data of DBT and compared such data with similar data for publicly held companies in businesses similar to those of DBT, (v) considered the financial terms of certain other similar transactions which have recently been effected, (vi) considered certain financial effects of the Merger on Holdco and (vii) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which CS First Boston deemed relevant.

     In connection with its review, CS First Boston did not assume responsibility for independent verification of any of the information provided to or otherwise reviewed by CS First Boston and relied upon its being complete and accurate in all respects. With respect to the financial forecasts reviewed, CS First Boston assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Patlex and DBT as to the future financial performance of Patlex and DBT. For purposes of its opinion, CS First Boston assumed that Holdco has no assets or liabilities. In addition, CS First Boston did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Patlex or DBT, nor was CS First Boston furnished with any such evaluations or appraisals. CS First Boston's opinion is necessarily based on financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. CS First Boston performed various analyses in connection with its opinion, including those described below. These analyses are intended to arrive at intrinsic valuation reference ranges for DBT and Patlex and are not necessarily dependent upon or related to the actual trading value of the Patlex Common Stock or the Holdco Common Stock. Trading prices at any given time may be higher or lower than the valuation reference ranges resulting from CS First Boston's analyses. CS First Boston expressed no opinion as to what the value of the Holdco Common Stock actually will be when and if issued to DBT's stockholders pursuant to the Merger or the prices at which such Holdco Common Stock will trade subsequent to the Merger.

     In preparing its opinion for the Patlex Board of Directors, CS First Boston performed a variety of financial and comparative analyses and considered a variety of factors, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying CS First Boston's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, CS First Boston did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, CS First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, CS First Boston made numerous assumptions with respect to Patlex, DBT, industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Patlex and DBT. No company, transaction or business used in such analyses as a comparison is identical to Patlex, Holdco, DBT or the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, none of Patlex, Holdco, DBT, CS First Boston or any other person assumes responsibility for their accuracy.


     The following is a summary of the material analyses performed by CS First Boston in connection with its opinion dated July 19, 1996, which confirmed the written opinion rendered by CS First Boston on February 7, 1996.



     Comparable Company Analysis. CS First Boston reviewed and compared certain actual and estimated financial and operating information of DBT with selected publicly traded companies in the publishing and information services business and in the database services business considered by CS First Boston to be reasonably comparable to DBT. The publishing and information services companies included American List, Bell & Howell, CMG Information Services, Dow Jones, Equifax and Reuters Holding (the "Comparable Publishing Companies"). The database services companies included Acxiom Corporation, American Business Information Inc., America Online, Data Broadcasting and MDL Information Services (the "Comparable Database Companies" and, together with the Comparable Publishing Companies, the "Comparable Companies"). CS First Boston compared enterprise values (equity value plus debt and redeemable preferred stock minus cash and cash equivalents) as a multiple of projected fiscal 1996 sales and earnings before interest, taxes, depreciation and amortization ("EBITDA") and compared equity values as a multiple of projected fiscal 1996 net income, on the basis of estimates of selected investment banking firms. All multiples were on the basis of closing stock prices on July 16, 1996. CS First Boston derived the appropriate valuation range for DBT by comparing DBT's business and performance to those of the Comparable Companies. After determining which Comparable Companies best matched DBT's business profile (specifically, companies with lines of business most similar to those of DBT, i.e., Equifax, Acxiom Corporation and American Business Information Inc.), CS First Boston multiplied DBT's relevant operating statistics for fiscal 1996 based upon the CSFB Case described below by an appropriate range of multiples (i.e., 2.3x to 3.1x of sales, 8.5x to 15.0x of EBITDA and 14.9x to 38.7x of net income) based upon the trading performance of the Comparable Companies that best matched DBT. This analysis resulted in a reference range of enterprise values for DBT of $35.0 million to $60.0 million and a reference range of equity values for DBT of $31.7 million to $56.7 million.


     Comparable Transaction Analysis. Using publicly available information, CS First Boston analyzed the purchase prices and multiples paid or proposed to be paid in selected merger or acquisition transactions in the information services industry, including: Wolters Kluwer/CCH Inc.; Reed Elsevier/Mead Data Central (Lexis/Nexis); Primark Corp./Datastream International Ltd.; Star Data Systems/Dataline Inc. (Mead Corp.); and Equifax/Telecredit, Inc. (the "Comparable Transactions"). CS First Boston then determined which of the Comparable Transactions were most relevant to the Merger (specifically, Reed Elsevier/Mead Data Central and Wolters Kluwer/CCH Inc.).


     CS First Boston compared purchase prices as a multiple of the latest available 12 months' net income and as a multiple of projected net income for the next fiscal year, and enterprise purchase prices (purchase price plus debt and redeemable preferred stock minus cash and cash equivalents) as a multiple of the latest available 12 months' sales and EBITDA and as a multiple of projected sales and EBITDA for the next fiscal year. All multiples for the Comparable Transactions were based on information available at the time of announcement of the transaction including, as to projected operating results, the estimates of selected investment banking firms. This analysis of the most applicable Comparable Transactions yielded historical sales, EBITDA and net income multiples of 2.8x to 3.2x, 10.9x to 29.0x and 30.8x to 73.5x, respectively, and projected sales, EBITDA and net income multiples of 2.7x to 2.9x, 13.6x to 20.7x and 38.4x to 48.0x, respectively. CS First Boston multiplied DBT's relevant operating statistics for fiscal 1995, and for fiscal year 1996 based on the CSFB Case described below, by these ranges of multiples. Using such information, CS First Boston derived a reference range of enterprise values for DBT of $30.0 to $70.0 million and a reference range of equity values for DBT of $26.7 million to $66.7 million.

     Discounted Cash Flow Analysis of DBT. CS First Boston performed a discounted cash flow analysis of the projected cash flow of DBT for the periods 1996 through 2000, based in part upon financial forecasts developed by CS First Boston (the "CSFB Case") using certain operating and financial assumptions, forecasts and other information provided by the management of DBT and assuming, among other things, lower growth rates in sales and EBITDA than the information provided by DBT management. For purposes of this analysis, CS First Boston utilized discount rates of 20% to 25% and terminal value multiples of 17.5x to 22.5x unlevered net income in the year 2000. This analysis resulted in a reference range of enterprise values for DBT of approximately $35.4 million to $55.6 million and a reference range of equity values for DBT of $32.1 million to $52.3 million.



     Discounted Cash Flow Analysis of Patlex. CS First Boston performed a discounted cash flow analysis of the projected cash flow of Patlex for the period 1996 through 2005, based in part upon certain operating and financial assumptions, forecasts and other information provided by the management of Patlex. For purposes of this analysis, CS First Boston utilized discount rates of 11.0% to 13.0%. No terminal values were included in this analysis since the Patlex patents expire in 2005. This analysis resulted in a reference range of enterprise values for Patlex of $15.3 million to $19.4 million and a reference range of equity values for Patlex of $22.3 million to $26.4 million.


     In connection with its analysis, CS First Boston identified publicly traded companies which manufacture laser instruments; however, CS First Boston determined that such companies were not comparable to Patlex due to Patlex's limited business activity and the terminal nature of its patents. Therefore, no valuation reference range for Patlex was calculated with respect to such companies.


     Implied Ownership and Relative Contribution Analysis. CS First Boston calculated the ownership ratios for DBT and Patlex in Holdco implied using the equity valuation reference ranges for DBT and Patlex (of $31.7 million to $51.7 million and $22.3 million to $26.4 million, respectively) developed by CS First Boston on the basis of the analyses described above. CS First Boston also calculated the ownership ratios implied using the equity valuation reference range for DBT developed by CS First Boston and the fully diluted market capitalization of Patlex as of December 7, 1995 (the last trading day prior to the announcement of a potential transaction between Patlex and DBT) of $15.3 million. These two analyses resulted in implied ownership ratios for the shareholders of Patlex in Holdco of 45.4% to 30.1% and 32.6% to 22.9%.



     In addition, CS First Boston analyzed the contributions of DBT and Patlex to the revenues, EBITDA and net income of Holdco for the 1995 through 1997 calendar years. Such analysis was based upon historical results for 1995, financial forecasts provided by Patlex management and the CSFB Case. This analysis indicated that during calendar years 1995, 1996 and 1997, Patlex would contribute (i) 43%, 24% and 17%, respectively, of revenues; (ii) 71%, 53% and 34%, respectively, of EBITDA and (iii) 76%, 62% and 30%, respectively, of net income.



     CS First Boston compared the ownership percentages derived from these analyses to the percentage of the outstanding equity of Holdco (33.2%) to be owned by the shareholders of Patlex upon consummation of the Merger pursuant to the terms of the Merger Agreement based upon the number of DBT Common Shares, Patlex Common Shares and options to acquire Patlex Common Shares outstanding on July 16, 1996.


     Pro Forma Effect on Holdco Earnings Per Share. CS First Boston analyzed the pro forma effect on Holdco fully diluted earnings per share of the Merger, based upon financial forecasts provided by Patlex management and the CSFB Case. The analysis assumed that DBT shareholders receive 2.93 shares of Holdco Common Stock for each share of DBT Common Stock in the Merger, and excluded transaction costs. CS First Boston's analysis indicated that the Merger will be dilutive to earnings per share in calendar years 1996, 1997 and 1998.

     Miscellaneous. For its services in connection with the Merger, CS First Boston will receive an aggregate fee of $350,000, of which $100,000 became payable upon CS First Boston's engagement and the balance became payable upon delivery of CS First Boston's opinion of February 7, 1996. Patlex also has agreed to reimburse CS First Boston for its out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify CS First Boston and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In addition, Patlex has granted to CS First Boston a right of first refusal to act as lead manager or placement agent in connection with any offering of securities for cash undertaken by Patlex prior to December 31, 1997, and CS First Boston will be paid customary fees for such services.

     In the ordinary course of its business, CS First Boston and its affiliates may actively trade the debt and equity securities of Patlex and its successors for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. CS First Boston served as financial advisor to AutoFinance Group, Inc. ("AFG") in connection with AFG's distribution to its shareholders of 95.01% of the outstanding Patlex Common Stock and AFG's concurrent Merger with KeyCorp in September 1995.

THE MERGER AGREEMENT

     The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix B to this Proxy Statement/Prospectus and incorporated by reference herein. Shareholders are urged to read carefully the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains representations and warranties by each of Holdco, Patlex, the Merger Subsidiary and DBT relating to, among other things, (a) proper organization, powers and qualifications of each corporation and similar corporate matters; (b) the respective capital structures of each corporation, (c) the authorization, performance and enforceability of the Merger Agreement; (d) governmental authorizations required to effect the Merger; (e) leases; (f) the absence of undisclosed liabilities; (g) the absence of material undisclosed encumbrances;
(h) the absence of claims and litigation; (i) compliance with applicable laws;
(j) contracts; (k) insurance coverage; (l) employee relations; (m) benefit plans; (n) corporate records; (o) absence of material changes; (p) government permits; (q) financial statements; (r) taxes; (s) fees payable to third parties arising from the Merger Agreement; (t) intellectual property rights; (u) customers; and (v) the absence of false or misleading statements in the Registration Statement and compliance thereof with applicable provisions of the securities laws.

     The Merger Agreement contains further representations and warranties of DBT as to relationships of DBT with related parties, of Patlex as to SEC reports, and of Patlex and Holdco as to the authorization and issuance of Holdco Common Shares in the Merger.

     Conduct of Business Prior to Merger. Each of Patlex and DBT has agreed that (except as expressly permitted by the Merger Agreement or to the extent the other party otherwise consents in writing), prior to the Merger (a) it will conduct its business in the ordinary course, consistent with past practice; (b) it will conduct its business so as to cause the representations and warranties made in the Merger Agreement to be true at the Closing Date of the Merger; (c) it will not change its capital structure and will not issue or sell any capital stock or any securities convertible into capital stock (except that options may be exercised by any optionees holding Patlex stock options); (d) it will not declare dividends or repurchase capital stock; (e) it will not amend its charter or by-laws; (f) it will not, except in the ordinary course consistent with past practice, enter into any employment contracts, increase compensation or materially increase contributions to employee benefit plans; (g) it will not incur or guarantee any debt; (h) it will not dispose of any assets; (i) it will not enter into any lease or contract, except in the ordinary course consistent with past practice; and (j) with regard to DBT only, it will not enter into certain agreements, plans or arrangements except as consented to by Patlex.

     Certain Other Covenants. Pursuant to the Merger Agreement, each of Patlex and DBT have agreed (a) to promptly inform the other party in writing of changes to the information set forth on the schedules called for in the Merger Agreement; (b) to provide the other party with reasonable access to its personnel, properties, books, contracts, documents and records; (c) to hold shareholder meetings for the purpose of approving the Merger; (d) to obtain all consents, approvals and authorizations required; (e) to use its reasonable best efforts to satisfy all conditions of the Merger; and (f) to attempt to obtain approval of the other party prior to making any public announcements.

     Pursuant to the Merger Agreement, DBT has also agreed to use its reasonable best efforts to cause a comfort letter to be delivered to Patlex from Deloitte & Touche LLP, DBT's independent auditors.

     Pursuant to the Merger Agreement, Patlex has also agreed (a) to file the Registration Statement with the SEC to register Holdco Common Shares to be issued in the Merger, and use its reasonable best efforts to cause the Registration Statement to become effective; (b) to file all applicable state securities applications and use its reasonable best efforts to qualify Holdco Common Shares to be issued in the Merger in such states; (c) to file a listing application with the Nasdaq Stock Market covering Holdco Common Shares to be issued in the Merger; and (d) to take action to cause the number of directors comprising the full board of directors of Holdco to be increased to seven persons and to cause four nominees of DBT to be appointed to Holdco's board of directors.

     Conditions to the Merger. The obligations of Patlex, the Merger Subsidiary and DBT to consummate the Merger are subject to, among other things, the satisfaction of the following conditions (unless otherwise waived); (a) the performance by Patlex and DBT of their obligations under the Merger Agreement and the accuracy of the representations and warranties contained therein; (b) approval of the Merger by the shareholders of Patlex and DBT; (c) absence of any injunctions which would prevent the consummation of the transactions contemplated by the Merger Agreement; (d) filing of all documents required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (e) effectiveness of the Registration Statement and absence of stop orders suspending effectiveness.

     Management of Patlex is not presently aware of any circumstances that would be reasonably likely to prevent any of the conditions to the Merger from being satisfied.

     Amendments; Waiver; Termination. The Merger Agreement may be changed or modified by written instrument duly authorized and executed by each of the parties. In addition, each party may at any time waive the other party's compliance with certain terms and conditions of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Closing Date (a) by either Patlex or DBT if there has been a material breach of representations and warranties of, or a material failure to comply with covenants by, the other party; (b) by either Patlex or DBT if the Effective Time of the Merger Agreement has not occurred by August 1, 1996 unless the absence of such occurrence is due to the failure of such party to perform or comply, in all material respects, with its obligations under the Merger Agreement; or (c) by mutual consent of Patlex and DBT.

EXPENSES

     All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs.

NO SOLICITATION; PURSUIT OF OTHER TRANSACTIONS

     In the Merger Agreement, DBT has agreed that it will not nor will it authorize or permit any of its officers, directors, employees, affiliates, investment bankers or other representatives or agents to, (a) solicit, encourage, directly or indirectly, any inquiries, discussions or proposals for,
(b) continue, propose or enter into any negotiations or discussions looking toward, (c) enter into any agreement or understanding providing for any acquisition of any capital stock of DBT or of any part of DBT's assets or business, other than as contemplated or authorized hereby, or (d) provide any information to any person for the purpose of evaluating or determining whether to make or pursue any such inquiries or proposals with respect to any such acquisition. DBT must immediately notify Patlex of any such inquiries or proposals or requests for information for such purpose. DBT shall use commercially reasonable efforts to cause the directors, officers, employees, agents and other representatives to comply therewith.

     DBT, however, is permitted to respond to, and engage in negotiations and discussions with, a person who has approached DBT with an offer to engage in a merger, sale of assets or material equity interests or other business combination with DBT and which response, discussions and negotiations, in the judgment of DBT's

Board of Directors, shall be required by reason of DBT's Board of Directors' fiduciary duties to DBT's shareholders under applicable law.

NASDAQ LISTING


     The Merger Agreement provides that Patlex will file a listing application with the Nasdaq Stock Market regarding the Holdco Common Shares to be issued in the Merger. Holdco must apply and meet the inclusion criteria for listing on the Nasdaq Stock Market.


FRACTIONAL SHARES

     No fractional Holdco Common Shares will be issued as a result of the Merger. Each holder of a fractional interest in Holdco Common Shares will be entitled to receive an amount of cash equal to such fraction multiplied by the average of the closing prices of a Patlex Common Share for the five trading days prior to the Effective Time, as reported on the Nasdaq Stock Market.

PRINCIPAL SHAREHOLDER'S AGREEMENT

     In connection with the execution of the Merger Agreement, Hank Asher, the President of DBT and the beneficial owner of 54.5% of the outstanding DBT Common Shares has made certain agreements with respect to the Merger Agreement and the effectuation of the Merger pursuant to the terms of the Principal Shareholder's Agreement, dated February 7, 1996, among Mr. Asher, Patlex and Holdco (the "Principal Shareholder's Agreement"). The description of the Principal Shareholder's Agreement in this Proxy Statement/Prospectus is qualified in its entirety by reference to the Principal Shareholder's Agreement, a copy of which has been attached hereto as Appendix C and incorporated by reference herein.

     Hank Asher has agreed, pursuant to the Principal Shareholder's Agreement, that he will not sell, pledge, transfer, gift, assign, encumber or otherwise alienate any DBT Common Shares owned by him of record or beneficially, or take any voluntary action which would have the effect of removing his power to vote such DBT Common Shares or which would be inconsistent with this Principal Shareholder's Agreement at any time prior to the Effective Time of the Merger.

     Mr. Asher has agreed to vote his shares in favor of the Merger Agreement. The affirmative vote of at least a majority of the outstanding DBT Common Shares is required for DBT to approve the Merger. Therefore, approval of the Merger Agreement by the DBT shareholders has been assured. Mr. Asher has also agreed to vote against the approval of any proposal relating to a competing merger or business combination involving an acquisition of DBT or the purchase of all or a substantial portion of the capital stock of DBT, or the assets of DBT, by any person or entity other than Patlex, Holdco or the Merger Subsidiary, and against any other transaction which is inconsistent with the obligation of DBT to consummate the Merger in accordance with the Merger Agreement.

     In furtherance of the Mr. Asher's voting obligations under the Principal Shareholder's Agreement, he has irrevocably constituted and appointed Patlex and Frank Borman, in his capacity as Chairman of Patlex, and any individual who shall hereafter succeed to such office of Patlex, the true and lawful attorney and proxy of Mr. Asher, to attend and to vote as his proxy, in accordance with foregoing.

     The Principal Shareholder's Agreement provides that Hank Asher will not, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal, or participate in any discussions regarding or otherwise facilitate or agree to or endorse, or otherwise cooperate in any way with, any takeover proposal, or any transaction which is inconsistent with the consummation of the transactions contemplated by the Merger Agreement.

     The Principal Shareholder's Agreement also provides that, for a period of two years after the Merger, Mr. Asher shall indemnify and hold harmless Patlex, Holdco and DBT and each of their shareholders, subsidiaries, affiliates, officers and directors and their successors and assigns, from, against and in respect of any and all damages, losses, deficiencies, liabilities, costs and expenses (including reasonable expenses of investigation and litigation and reasonable attorneys', accountants' and other professionals' fees and costs incurred in the investigation or defense thereof or the enforcement of rights hereunder), including consequential damages resulting from or arising out of any (a) misrepresentation or breach of warranty made by or on behalf of DBT in the Merger Agreement or in any certificate delivered by DBT to Patlex pursuant thereto, and (b) non-fulfillment of any agreement or covenant on the part of DBT thereunder. See "-- The Merger Agreement."

MANAGEMENT AFTER THE MERGER

     Upon consummation of the Merger, DBT will become a wholly-owned subsidiary of Holdco. It is expected that Hank Asher will become President of Holdco and Frank Borman will remain as Chairman of the Board, pursuant to the Merger Agreement and the Holdco board of directors will be expanded from three to seven members, with the additional four directors to be designated by DBT. The DBT director designees are as follows: Hank Asher, Charles Asher, Sari Zalcberg, and Jack Hight. See "Management -- Directors and Executive Officers After the Merger" for information regarding Messrs. H. Asher, C. Asher and Hight and Ms. Zalcberg, and for information concerning the current directors and executive officers of Patlex and Holdco.

REGULATORY FILINGS AND APPROVALS

     No regulatory approvals are required because the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, is not applicable to these transactions.

ACCOUNTING TREATMENT

     Although Holdco is the surviving corporation, for accounting purposes the transaction is being treated as a purchase business acquisition of Patlex by DBT (a reverse acquisition) and a recapitalization of DBT. Assets and liabilities of Patlex acquired in the transaction will be recorded at their fair values as of the consummation of the Merger. All unaudited pro forma financial information contained in this Proxy Statement/Prospectus has been prepared using reverse acquisition method to account for the Merger. After the Merger, Holdco will continue reporting using June 30 as its fiscal year end. See "Unaudited Condensed Pro Forma Financial Statements."

FEDERAL INCOME TAX CONSEQUENCES


     It is anticipated that no gain or loss will be recognized by DBT shareholders upon their receipt of Holdco Common Shares in exchange for their DBT Common Shares, except to the extent that cash is received in lieu of a fractional Holdco Common Share. BECAUSE THE TAX CONSEQUENCES OF THE MERGER UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS MAY VARY, DEPENDING UPON AN INDIVIDUAL TAXPAYER'S PARTICULAR SITUATION, IT IS RECOMMENDED THAT DBT SHAREHOLDERS CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICABLE TAX CONSEQUENCES OF THE MERGER. See "Federal Income Tax Consequences."


NO DISSENTERS' RIGHTS

     Pursuant to the Pennsylvania Business Corporation Law of 1988 (the "PBCL"), the owners of Patlex Common Shares are not entitled to dissenters' rights in connection with the Merger.

RESALE RESTRICTIONS

     All Holdco Common Shares received by former holders of DBT Common Shares in the Merger will be freely transferable, except that Holdco Common Shares received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of DBT prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 promulgated under the Securities Act ("Rule 144") in the case of such persons who become affiliates of Holdco) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of DBT or Patlex generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal shareholders of such party. The Merger Agreement requires each of Patlex and DBT to use its reasonable best efforts to deliver a written agreement from each of its affiliates to the effect that such person will not offer to sell, transfer or otherwise dispose of any Holdco Common Shares issued to such person in the Merger except in compliance with the federal securities laws.

     THE PATLEX BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVING THE MERGER, AS DESCRIBED ABOVE.

                               THE REORGANIZATION

GENERAL

     The Patlex Board of Directors believes that as a result of the proposed Merger with DBT it is in the best interest of Patlex and its shareholders to carry out the Reorganization in order to reorganize the corporate structure of Patlex by creating Holdco as a new holding company to be the publicly-held parent of Patlex and DBT. To implement this Reorganization, the Board of Directors has approved and adopted the Plan of Reorganization, a copy of which is attached hereto as Appendix A and incorporated by reference herein among Patlex, Holdco and Patlex Newco, Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Holdco (the "Reorganization Subsidiary").

     Following the Reorganization, Holdco will be the publicly-held parent corporation and will be renamed "DBT Online, Inc." Under the Plan of Merger, each Patlex Common Share will automatically be converted into one Holdco Common Share. Consequently, the shareholders of Patlex will become shareholders of Holdco and immediately after the Reorganization and prior to the Merger will have the same ownership interests in Holdco as they now have in Patlex. This conversion will not result in the recognition of gain or loss for Federal income tax purposes to the holders of Patlex Common Shares and will not require the exchange of stock certificates.

     Holdco does not plan to be an operating company and its assets will consist principally of the capital stock of its subsidiaries. It will derive its income principally from dividends from and fees for services rendered to its subsidiaries and from interest on any loans to subsidiaries.

VOTE REQUIRED

     Approval and consummation of the Reorganization require the affirmative vote of the majority of the votes cast by the holders of Patlex Common Shares present or represented by proxy at the Meeting.

     If the Reorganization is approved, it is anticipated that it will become effective immediately prior to the Effective Time of the Merger. If the Merger Agreement is not approved, the Reorganization will not be implemented.

AUTHORIZED CAPITAL STOCK OF HOLDCO

     The authorized capital stock of Holdco consists of 5,000,000 shares of Preferred Stock, par value $.10 per share, and 40,000,000 shares of Common Stock, par value $.10 per share. This is greater than the authorized capital stock of Patlex, which has authority to issue 1,000,000 shares of Preferred Stock, par value $.10 per share, and 10,000,000 shares of Common Stock, par value $.10 per share. After the completion of the Merger, Holdco will have approximately 7.6 million shares of Common Stock and no shares of Preferred Stock outstanding. The Board of Directors believes it will be desirable to have the greater number of Holdco Common Shares available for issuance after the Merger in connection with possible future financing transactions, acquisitions of other companies or business properties, stock dividends or splits, employee benefit plans and other proper corporate purposes. Having such greater number of authorized shares available will give Holdco greater flexibility by permitting such shares to be issued without the expense and delay of a special meeting of shareholders. Such a delay might deprive Holdco of the flexibility that is important in facilitating the effective use of its shares.

     The issuance of additional shares of Common Stock could also be used to make a change in control of Holdco more difficult if the Board caused such shares to be issued to holders who might side with the Board in opposing a takeover bid that the Board determines is not in the best interests of Holdco and its shareholders. In addition, the availability of the additional shares might discourage an attempt by another person or entity to acquire control of Holdco through the acquisition of a substantial number of shares of Common Stock, since the issuance of such shares could dilute the stock ownership of such person or entity. Further, the existence or issuance of such shares may make it more difficult or discourage attempts to remove incumbent management. Wholly apart from this, the Board could issue a series of preferred stock with rights and preferences that might similarly impede or discourage proposed mergers, tender offers or other attempts to gain control of Holdco.

     The shares of Common Stock would be issuable, in the discretion of the Board of Directors of Holdco, under circumstances it believes to be in the best interests of Holdco and without further action by the shareholders, unless such action is required by the Articles or Bylaws of Holdco or by applicable law or the rules of any stock exchange on which Holdco's securities are listed. Holdco does not have any current plans to issue any of the additional shares for any specific purpose.

     In all respects other than the number of authorized shares, the capital stock of Holdco is identical to the capital stock of Patlex. For a description of the capital stock of Holdco, see "Description of Holdco Capital Stock."

PRINCIPAL REASONS FOR THE REORGANIZATION

     The Board of Directors and management of Patlex believe that the Reorganization will provide an opportunity for increased flexibility in investment and financing. The possibility of additional equity financing may be enhanced by such flexibility and by a better comprehension on the part of potential investors of the diversified nature and strength of the various activities that will be carried on by Patlex on the one hand and DBT on the other hand. The holding company structure will also better define the managerial responsibilities for the businesses of Patlex and DBT after the Merger. A holding company structure would facilitate further expansion and investment in other activities and lines of business. Although Patlex has potential acquisitions under consideration from time to time, the Reorganization is not being proposed in contemplation of any particular acquisition other than the Merger.

DESCRIPTION OF THE REORGANIZATION

     The Boards of Directors of Patlex, Holdco and the Reorganization Subsidiary have approved the Plan of Reorganization. The following summary of the principal provisions of the Plan of Reorganization is qualified in its entirety by the Plan of Reorganization, a copy of which is attached hereto as Appendix A and incorporated herein by reference.

     The Reorganization. Holdco currently is a wholly-owned subsidiary of Patlex, and the Reorganization Subsidiary, in turn, is a wholly-owned subsidiary of Holdco. The Reorganization will be effected by the merger of the Reorganization Subsidiary with and into Patlex. Following such merger, the separate existence of the Reorganization Subsidiary will cease and Patlex will remain as the surviving corporation and be a wholly-owned subsidiary of Holdco. Holdco will change its name to "DBT Online, Inc."

     Automatic Conversion of Common Stock. When the Reorganization is effected, each Patlex Common Share will automatically be converted into one Holdco Common Share.

     Directors and Officers of Holdco. Upon the effectiveness of the Reorganization, the persons who are directors and executive officers of Patlex will become the directors and executive officers of Holdco.

     Following the Reorganization, the size of the Board of Directors of Patlex will be expanded from three to seven and four designees of DBT will be elected to the Board in connection with the Merger. See "Management."

     Options and Employee Benefit Plans. Holdco will assume and continue the Plan and assume all outstanding stock options thereunder. Each holder of an option granted under the Plan will, following the effectiveness of the Reorganization, be entitled to purchase a number of Holdco Common Shares equal to the number of Patlex Common Shares such holder was entitled to purchase immediately prior to the effectiveness of the Reorganization, upon the same terms and conditions as under such Plan and the option agreements relating thereto in effect immediately prior to the Reorganization. Holdco will also have the right to issue additional options and stock appreciation rights as and to the extent provided by the Plan. At the Meeting, shareholders of Patlex are also being asked to increase the number of shares available for issuance under the Plan. See "Amended and Restated Stock Option Plan."

     A vote in favor of the Reorganization will constitute a vote in favor of the adoption and assumption by Holdco of such shareholders' resolution and the Plan, as amended. Holdco's assumption of these plans will provide for Holdco Common Shares rather than Patlex Common Shares, to be issued for purposes of such plans.

     Conditions to Consummation of the Reorganization. Consummation of the transactions contemplated by the Reorganization Agreement is conditioned, among other things, on the satisfaction of all conditions precedent to the Merger.

EXCHANGE OF STOCK CERTIFICATES NOT REQUIRED

     The Patlex Common Shares will automatically be converted into Holdco Common Shares on the effectiveness of the Reorganization, without the necessity of the holders thereof surrendering their certificates for exchange. Certificates for Patlex Common Shares will be deemed to represent certificates for an equal number of shares of Holdco Common Shares. Certificates for Patlex Common Shares presented for transfer following the effectiveness of the Reorganization will be replaced with certificates for Holdco Common Shares. Holders of certificates of Patlex Common Shares who wish to exchange such certificates for certificates of Holdco Common Shares may do so by submitting their certificates for Patlex Common Shares to one of Holdco's transfer agents with a request for exchange.

ARTICLES OF INCORPORATION

     The Articles of Incorporation of Patlex following the effectiveness of the Reorganization will be identical to those of Patlex immediately prior to such effectiveness, except that upon effectiveness of the Reorganization the Articles will be changed so that Article 4 will provide that the corporation's authorized capital will be 1,000 shares of Common Stock, par value $.10 per share.

FINANCIAL STATEMENTS

     A balance sheet of Holdco at April 11, 1996 is presented in the Financial Statements included as part of this Proxy Statement/Prospectus showing that Holdco and its subsidiaries currently have no significant assets or liabilities. The pro forma financial statements of Patlex included herein give pro forma effect to the Merger and the Reorganization. See "Pro Forma Financial Information."

DISSENTERS' RIGHTS

     Pursuant to the PBCL, the owners of Patlex Common Shares (collectively, the "Eligible Shares") will have dissenters rights in connection with the merger under PBCL Subchapter 15D (hereinafter "Subchapter 15D"), a copy of which is attached to this Proxy Statement/Prospectus as Appendix D, and may object to the Plan of Reorganization and demand in writing that Patlex pay the fair value of their Eligible Shares.

     FAILURE BY ANY DISSENTING SHAREHOLDER TO COMPLY WITH ANY PROCEDURE REQUIRED BY SUBCHAPTER 15D MAY CAUSE A TERMINATION OF SUCH SHAREHOLDER'S DISSENTERS RIGHTS. PATLEX WILL NOT GIVE ANY NOTICE OF THE FOLLOWING REQUIREMENTS OTHER THAN AS DESCRIBED IN THIS PROXY STATEMENT/ PROSPECTUS AND AS REQUIRED BY THE PBCL.

     A holder of record of Eligible Shares may assert dissenters rights as to fewer than all of the Eligible Shares registered in such holder's name only if the holder dissents with respect to all the Eligible Shares beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf the holder dissents. In that event, the holder's rights shall be determined as if the shares as to which the holder has dissented and the other shares were registered in the names of different holders. A beneficial owner of Eligible Shares, who is not also the record holder of such shares, may assert dissenters rights with respect to shares held on the owner's behalf and shall be treated as a dissenting shareholder under the terms of Subchapter 15D if the beneficial owner submits to Patlex not later than the time of filing the Notice of Intention to Dissent (as defined below) a written consent of the record holder. Such beneficial owner may not dissent with respect to some but less than all Eligible Shares of the same class or series so owned.

     Holders of Eligible Shares (or beneficial owners thereof as provided above) who follow the procedures of Subchapter 15D as outlined below will be entitled to receive from Patlex the fair value of their Eligible Shares immediately before the effective time of the Reorganization, taking into account all relevant factors but excluding any appreciation or depreciation in anticipation of the Reorganization. Holders of Eligible Shares (or a beneficial owner thereof) who elect to exercise their dissenters rights must comply with all of the following procedures to preserve those rights.

     Holders of Eligible Shares (or beneficial owners thereof) who wish to exercise dissenters rights must file a written notice of intention to demand the fair value of their Eligible Shares if the Reorganization is effectuated (the "Notice of Intention to Dissent"). Such dissenters must file the Notice of Intention to Dissent with the Secretary of Patlex prior to the vote, but in no event later than 10:00 a.m. on August 20, 1996, the time and date of the Meeting; they must make no change in their beneficial ownership of Eligible Shares from the date of such filing until the effective time of the Reorganization; and they must refrain from voting their Eligible Shares for the adoption of the Plan of Reorganization. Neither a proxy nor a vote against the Plan of Reorganization will constitute the giving of the Notice of Intention to Dissent. Shareholders who return signed, unvoted proxy cards will be deemed to have voted for the proposals set forth on such cards and will not be entitled to dissenters rights.

     If the Plan of Reorganization is approved by the required vote at the Meeting, Patlex will mail a notice (the "Notice of Approval") to all dissenters who filed a Notice of Intention to Dissent prior to the vote on the Plan of Reorganization and who refrained from voting for the adoption of the Plan of Reorganization. Patlex expects to mail the Notice of Approval promptly after effectuation of the Plan of Reorganization. The Notice of Approval will state where and when (the "Demand Deadline") a demand for payment must be sent and certificates for Eligible Shares must be deposited in order to obtain payment; it will supply a form for demanding payment (the "Demand Form") which includes a request for certification of the date on which the holder, or the person on whose behalf the holder dissents, acquired beneficial ownership of Eligible Shares; and it will be accompanied by a copy of Subchapter 15D. Dissenters must ensure that the Demand Form and their certificates for Eligible Shares are received by Patlex on or before the Demand Deadline. All mailings to Patlex are at the risk of the dissenter. Accordingly, Patlex recommends that the Notice of Intention to Dissent, the Demand Form and the holder's stock certificates be sent by certified mail.

     Any holder (or beneficial owner) of Eligible Shares who fails to file a Notice of Intention to Dissent, fails to complete and return the Demand Form, or fails to deposit stock certificates with Patlex, each within the time periods provided above, will lose the holder's (or beneficial owner's) dissenters rights under Subchapter 15D. A dissenter will retain all rights of a shareholder, or beneficial owner, as the case may be, until those rights are modified by effectuation of the Plan of Reorganization.

     Upon timely receipt of the completed Demand Form, Patlex is required by the PBCL either to remit to dissenters who have returned the Notice of Intention to Dissent and the completed Demand Form and have deposited their certificates, the amount Patlex estimates to be the fair value for their shares or to give written notice that no such remittance will be made. Patlex will determine whether to make such a remittance or to defer payment for such shares until completion of the necessary appraisal proceedings, after giving due consideration to the number of shares, if any, with respect to which shareholders have dissented and any objections that may be raised with respect to the standing of the dissenting shareholder. The remittance or notice will be accompanied by:

          (1) The closing balance sheet and statement of income of Patlex for the fiscal year ended June 30, 1995, together with the latest available interim financial statements.

          (2) A statement of Patlex's estimate of the fair value of the Eligible Shares.

          (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter 15D.

     If Patlex does not remit the amount of its estimate of the fair value of the Eligible Shares, it will return any certificates that have been deposited, and may make a notation on any such certificates that a demand for payment in accordance with Subchapter 15D has been made. If shares carrying such notation are thereafter transferred, each new certificate issued therefor may bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares will not acquire by such transfer any rights in Patlex other than those which the original dissenter had after making demand for payment of their fair value.

     If Patlex gives notice of its estimate of the fair value of the shares as provided above, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares and the dissenter believes that the amount remitted or stated is less than the fair value of such shares, the dissenter may send to Patlex the dissenter's own estimate (the "Holder's Estimate") of the fair value of the shares as contemplated by PBCL sec. 1578, which will be deemed a demand for payment of the amount of the deficiency. If a dissenter does not file a Holder's Estimate within 30 days after the mailing by Patlex of its remittance or notice, the dissenter will be entitled to no more than the amount stated in the notice or remitted to the dissenter by Patlex.

     If, within 60 days after the effective time of the Reorganization or after the timely receipt by Patlex of any Holder's Estimate, whichever is later, any demands for payment remain unsettled, Patlex may file in the Court of Common Pleas of Montgomery County an application for relief requesting that the fair value of the shares be determined by the court. There is no assurance that Patlex will file such an application. All dissenters, wherever residing, whose demands have not been settled will be made parties to any such appraisal proceeding. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. Each dissenter who is made a party will be entitled to recover the amount by which the fair value of the dissenter's shares is found to exceed the amount, if any, previously remitted, plus interest. If Patlex fails to file an application for relief, any dissenter who has made a demand and who has not already settled the dissenter's claim against Patlex may do so in the name of Patlex at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid Patlex's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

     The costs and expenses of such court proceedings, including the reasonable compensation and expenses of the appraiser appointed by the court, will be determined by the court and assessed against Patlex, except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be dilatory or in bad faith. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against Patlex, and in favor of any or all dissenters, if Patlex fails to comply substantially with the requirements of Subchapter 15D. Such fees and expenses may be assessed against either Patlex or a dissenter, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory manner. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against Patlex, it may award such counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

     Under the PBCL, a shareholder of Patlex has no right to obtain, in the absence of fraud or fundamental unfairness, an injunction against the Plan of Reorganization, nor any right to valuation and payment of the fair value of the holder's shares because of the Plan of Reorganization, except to the extent provided by the dissenters rights provisions of Subchapter 15D. The PBCL also provides that absent fraud or fundamental unfairness, the rights and remedies provided by Subchapter 15D are exclusive.

     The foregoing description of the rights of dissenters under Subchapter 15D should be read in conjunction with Appendix D to this Proxy
Statement/Prospectus, and is qualified in its entirety by the provisions of Subchapter 15D.

     THE PATLEX BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVING THE PLAN OF REORGANIZATION, AS DESCRIBED ABOVE.


                        FEDERAL INCOME TAX CONSEQUENCES



     The following discussion summarizes the material federal income tax consequences of the Reorganization and the Merger (together the "Combination") and is based on the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, existing administrative interpretations and court decisions and is based on the legal opinion of Morgan, Lewis & Bockius LLP. Future legislation, regulations, administrative interpretations or court decisions could significantly change such authorities either prospectively or retroactively. The discussion does not address all aspects of federal income taxation that may be important to particular shareholders and may not be applicable to shareholders who are not citizens or residents of the United States or who acquired their Patlex or DBT shares pursuant to the exercise of employee stock options or otherwise as compensation. This discussion assumes that Patlex and DBT shareholders hold their respective shares of stock as capital assets within the meaning of the Code.


     Neither Patlex, DBT nor Holdco intends to secure a ruling from the Internal Revenue Service (the "Service") with respect to the tax consequences of the Combination. Patlex and DBT believe, based on the opinions of Morgan, Lewis & Bockius LLP, that the Combination will constitute a tax-free transaction under the Code as discussed below.

     Tax Implications to Patlex Shareholders. No gain or loss will be recognized by holders of Patlex stock who exchange their Patlex Common Shares for Holdco Common Shares pursuant to the Combination except to the extent of cash received in lieu of fractional shares. The tax basis of Holdco shares received as a result of the Combination will be the same as the shareholder's basis in the Patlex Common Shares surrendered in the exchange. The holding period of the Holdco Common Shares held by former Patlex shareholders as a result of the exchange will include the period during which such shareholder held the Patlex Common Shares exchanged. Based on the Service's advance rulings policy of treating cash paid in lieu of fractional share interests arising in corporate reorganizations as having been received by the shareholders as payment for the fractional share interests redeemed, gains and losses realized by a shareholder with respect to the receipt of cash in lieu of a fractional share should be capital gain or loss. To determine the amount of such gain or loss, a portion of the tax basis in the shares of the Patlex Common Shares surrendered will be allocated to the fractional share. The amount of such gain or loss will be the difference between the amount of cash received for such fractional share and the amount of such basis. In the case of individuals, long-term capital gains are subject to a maximum tax rate of 28%.

     Tax Implications to DBT Shareholders. No gain or loss will be recognized by holders of DBT stock who exchange their DBT Common Shares for Holdco Common Shares pursuant to the Combination except to the extent of cash received in lieu of fractional shares. The tax basis of Holdco shares received as a result of the Combination will be the same as the shareholder's basis in the DBT Common Shares surrendered in the exchange. The holding period of the Holdco Common Shares held by former DBT shareholders as a result of the exchange will include the period during which such shareholder held the DBT Common Shares exchanged. Based on the Service's advance rulings policy of treating cash paid in lieu of fractional share interests arising in corporate reorganizations as having been received by the shareholders as payment for the fractional share interests redeemed, gains and losses realized by a shareholder with respect to the receipt of cash in lieu of a fractional share will be capital gain or loss. To determine the amount of such gain or loss, a portion of the tax basis in the DBT Common Shares surrendered will be allocated to the fractional share. The amount of such gain or loss will be the difference between the amount of cash received for such fractional share and the amount of such basis. In the case of individuals, long-term capital gains are subject to a maximum tax rate of 28%.

     Tax Implications to Dissenting Shareholders. Holders of Patlex shares who exercise their dissenters rights with respect to their shares will generally be treated as if such shares were sold at their fair market value. Accordingly, dissenting shareholders will recognize gain or loss as a result of the Combination. The nature and amount of such gain or loss will depend on a number of factors and shareholders considering dissenting are strongly urged to consult their tax advisors as to the particular tax consequences of the Combination to them.

     Tax Implications to Holdco, Patlex, the Merger Subsidiary and DBT. No gain or loss will be recognized by either Holdco, Patlex, the Merger Subsidiary or DBT as a result of the Combination.

     Other Tax Aspects. Apart from federal income taxes, no attempt has been made to determine any tax that may be imposed on a shareholder by the country, state or jurisdiction in which the holder resides or is a citizen. In addition to federal income taxes, shareholders may be subject to other taxes, such as state or local income taxes that may be imposed by various jurisdictions. Shareholders may also be subject to income, intangible property, estate and inheritance taxes in their state of domicile. Shareholders should consult their own tax advisors with regard to state income, inheritance and estate taxes.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY, AND DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE DISPOSITION OF STOCK IN PATLEX OR DBT BEFORE THE COMBINATION OR THE DISPOSITION OF HOLDCO STOCK AFTER THE COMBINATION. ACCORDINGLY, EACH SHAREHOLDER IS STRONGLY URGED TO CONSULT WITH SUCH SHAREHOLDER'S TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE COMBINATION, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

                      DESCRIPTION OF HOLDCO CAPITAL STOCK

     The authorized capital stock of Holdco consists of 40,000,000 shares of Common Stock, par value $.10 per share, and 5,000,000 shares of Preferred Stock, par value $.10 per share. The holders of Holdco Common Shares will have rights identical to the holders of Patlex Common Shares, except that the authorized capital stock consists of 10,000,000 shares of Common Stock, par value $.10 per share, and 1,000,000 shares of Preferred Stock, par value $.10 per share. As of July 16, 1996, there were 2,565,736 shares of Patlex Common Stock outstanding held of record by approximately 760 persons. No shares of Preferred Stock have been issued and there is no present intention to issue any shares of Preferred Stock.

COMMON STOCK

     Holders of Holdco Common stock are entitled to receive, as, when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock or property of Holdco out of assets or funds of Holdco legally available for such purposes subject to any dividend preferences which may be attributable to preferred stock which may be authorized. Holders of Holdco Common Stock are entitled to one vote for each share held of record on all matters on which shareholders may vote, except with respect to the election of directors in which case shareholders are entitled to multiply the number of shares held of record by the number of directors to be elected and distribute such number of votes for one or among two or more nominees.

     There are no preemptive, conversion, redemption or sinking fund provisions applicable to the Holdco Common Stock. All outstanding shares of Holdco Common Stock are fully paid and non-assessable. In the event of the liquidation, dissolution or winding up of the Holdco, holders of Holdco Common Stock are entitled to share ratably in the assets available for distribution.

PREFERRED STOCK

     The Holdco board of directors, without further action by the shareholders, is authorized to issue an aggregate of 5,000,000 shares of Preferred Stock. No shares of Preferred Stock are outstanding and Holdco has no plans to issue a new series of Preferred Stock. The Holdco board of directors may, without shareholder approval, issue Preferred Stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of Holdco Common Stock. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisition or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging or delaying a third party from acquiring, a majority of the outstanding stock of Holdco.

PENNSYLVANIA LAW AND CERTAIN ARTICLES OF INCORPORATION AND BYLAWS PROVISIONS

     Holdco has opted out of subsections E, F, G, H, I and J of Pennsylvania's Control-Share Acquisitions Law. Generally, the Control-Share Acquisitions Law places certain procedural requirements and establishes certain restrictions upon the acquisition of voting shares of a corporation which would entitle the acquiring person to cast or direct the casting of a certain percentage of votes in an election of directors.

CLASSIFIED BOARD OF DIRECTORS

     Holdco's Bylaws, as amended and restated (the "Holdco Bylaws"), divide the Holdco board of directors into three classes, with regular three-year staggered terms and initial terms of three, two and one years for each of Class I, Class II and Class III Directors, respectively.

SHAREHOLDER ACTION BY WRITTEN CONSENT

     The Holdco Bylaws provide that any action which may be taken at a meeting of the shareholders may be taken without a meeting if (i) such action is authorized by the unanimous written consent of all shareholders entitled to vote at a meeting for such purposes, or (ii) such action is authorized by written consent of such number of shareholders required by law who are entitled to vote thereon at a meeting of the shareholders or of a class of shareholders.

SPECIAL MEETINGS

     The Holdco Bylaws provide that special meetings of shareholders of Holdco may be called only by the Board or by the President. This provision may make it more difficult for shareholders to take action opposed by the Board.

AMENDMENTS TO THE BYLAWS

     The Holdco Bylaws provide that the vote of a majority of all directors or the vote of the majority of the outstanding stock entitled to vote is required to alter, amend or repeal the Holdco Bylaws.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1741 of the PBCL provides Holdco the power to indemnify any officer or director acting in his capacity as a representative of Holdco who was or is a party or is threatened to be made a party to any action or proceeding against expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding whether the action was instituted by a third party or arose by or in the right of Holdco. Generally, the only limitation on the ability of Holdco to indemnify its officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness.

     The Holdco Bylaws provide a right to indemnification to the full extent permitted by law, for expenses (including attorney's fees), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of Holdco (a derivative action) by reason of the fact that such director or officer is or was serving as a director, officer or employee of Holdco or, at the request of Holdco, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness. The Bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

     The Holdco Bylaws authorize the company to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the Board so determines, purchasing and maintaining insurance.

TRANSFER AGENT

     The transfer agent for the Holdco Common Stock is LaSalle National Trust, N.A., Chicago.

                        COMPARISON OF SHAREHOLDER RIGHTS

GENERAL

     As a result of the Merger, the shareholders of DBT, a Florida corporation, will become shareholders of Holdco, a Pennsylvania corporation, and the rights of the former DBT shareholders will thereafter be governed by the Articles and By-laws of Holdco and the PBCL. The rights of the holders of DBT Common Shares are presently governed by the DBT Certificate of Incorporation (the "DBT Certificate") and By-laws and the Florida Business Corporation Act (the "FBCA"). The following is a summary of the material differences between the rights of DBT shareholders and Holdco shareholders and does not purport to be a complete statement of the differences between the rights of the shareholders of Holdco and DBT.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under the FBCA, directors generally may be removed, with or without cause, by a vote of the holders of a majority of the shares being voted. Under the PBCL, unless the articles or by-laws provide otherwise, directors may be removed by the shareholders of a corporation with or without cause, and by the board of directors for any proper cause specified in the by-laws. The Holdco Bylaws provide that directors may be removed without cause by the Holdco shareholders.

     The PBCL and the Holdco Bylaws provide that vacancies on the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director, and such person shall be a director to serve for the balance of the unexpired term unless otherwise restricted in the articles of incorporation or bylaws. The DBT Bylaws provide, as permitted by the FBCA, that a vacancy on the board occurring during the course of the year, including a vacancy created by an increase in the number of directors, shall be filled until the next annual election of directors by a majority of the remaining directors. Thus, there will be no material change in the rights of DBT shareholders in this respect as a result of the Merger.

QUORUM OF SHAREHOLDERS

     A quorum for a meeting of Holdco shareholders under the Holdco Bylaws consists of the holders of a majority of the shares issued and outstanding which are entitled to vote thereat, present in person or represented by proxy. Under the FBCA, a quorum consists of a majority of the shares entitled to vote at a meeting, present in person or represented by proxy, unless otherwise provided in the charter or bylaws, but in no event can the quorum be less than one-third of the outstanding shares entitled to vote at a meeting. The DBT Bylaws provide that a quorum for a meeting of holders of DBT Common Shares consists of a majority of the shares entitled to vote, present in person or represented by proxy. Thus, there will be no material change in the rights of DBT shareholders in this respect as a result of the Merger.

ADJOURNMENT AND NOTICE OF SHAREHOLDER MEETINGS

     Both the DBT Bylaws and the Holdco Bylaws provide that if a quorum is not present or represented at a shareholders meeting, a majority in interest of the shareholders entitled to vote may adjourn the meeting without notice other than an announcement at the meeting. The FBCA provides that a meeting of shareholders may be adjourned by one or more adjournments without, subject to the bylaws, giving notice of the adjourned meeting other than by announcement at the meeting that is adjourned. However, if the board fixes a new record date for the adjourned meeting after the adjournment, then notice must be given to each shareholder of record on the new record date. The PBCL provides that notice of an adjourned meeting need not be given to shareholders unless a new record date is fixed for the adjourned meeting or notice of the business to be transacted at such adjourned meeting had not been previously given.

     Under the FBCA and the DBT Bylaws, notice of shareholder meetings must be given between ten and sixty days before a meeting. Under the PBCL, notice of shareholder meetings must be given more than ten days prior to any meeting called to consider a fundamental corporate change or five days prior to the meeting in any other case. The Holdco Bylaws require notice to be given between five and sixty days before a special meeting and at least five days before any other shareholder meeting.

CALL OF SPECIAL SHAREHOLDER MEETINGS

     Under the PBCL, special meetings of the shareholders may be called by the board of directors, shareholders entitled to cast at least 20% of the votes which all shareholders are entitled to cast at the particular meeting unless otherwise provided in the articles of incorporation and by such officers or other persons as may be provided in the by-laws. The Holdco Bylaws provide that a special meeting of shareholders may be called by Holdco's Chairman of the Board if such officer is acting as Holdco's chief executive officer and, otherwise, the President of Holdco, the board of directors or by shareholders entitled to cast at least 20% of the votes at such a meeting. The FBCA provides that special meetings of shareholders may be called by the board of directors by holders of at least one-tenth of all the shares entitled to vote at the meeting or by a person authorized by the charter or bylaws. The DBT Bylaws provide that special meetings of shareholders may be called by the board of directors, by the President or at the written request of the majority of voting power of all outstanding shares of voting stock.

SHAREHOLDER CONSENT IN LIEU OF MEETING

     The DBT Bylaws provide that action by shareholders may be taken without a meeting if a consent in writing is signed by all holders of outstanding stock entitled to vote on such action at a meeting. The PBCL permits and the Holdco Bylaws provide that any action which may be taken at a meeting of the shareholders may be taken without a meeting if there is written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all the shareholders were present and voting.

DISSENTERS' RIGHTS

     The FBCA generally entitles a shareholder to exercise its appraisal rights upon a merger or consolidation of the corporation effected pursuant to the FBCA if the holder complies with the requirements thereof. Under the FBCA, however, (unless required by a provision of the articles of incorporation which the DBT Articles does not include) appraisal rights shall not apply (a) to the holders of shares in the event of a merger or consolidation of the corporation if such shares of the Florida corporation are listed on a national securities exchange or held of record by more than 2,000 shareholders; or (b) in the case of a merger in which a Florida corporation is the surviving corporation, to the holders of shares if a vote of the holders of such shares is not necessary to authorize such merger; (c) to a sale pursuant to an order of a court with appropriate jurisdiction; and (d) to a sale for cash on terms requiring that all or substantially all of the net proceeds be distributed to the shareholders in accordance with their respective interests within one year after the date of sale.

     Under the PBCL, shareholders may perfect dissenters rights with regard to corporate actions involving certain mergers; consolidations; the sale, lease or exchange of substantially all the assets of the corporation

(under limited circumstances); or the elimination of cumulative voting. However, under the corporate laws of both states, dissenters rights are generally denied when a corporation's shares are listed on a national securities exchange or held of record by more than 2,000 persons. By virtue of the Merger, the shareholders of Holdco, under Pennsylvania law, will be entitled to appraisal rights in connection with a sale, lease, exchange or other disposition of the property and assets of DBT that occurs outside the ordinary course, whereas under law, a shareholder does not have the right to dissent and seek appraisal with respect to such types of transactions.

DERIVATIVE ACTION

     Derivative actions may be brought in Florida by a shareholder on behalf of, and for the benefit of, the corporation. The FBCA provides that a shareholder must aver in the complaint that he was a shareholder of the corporation at the time of the transaction of which he complains. Under the FBCA, the court in a derivative action must approve the discontinuance, compromise or settlement of the derivative action and may direct that notice of such discontinuance, compromise or settlement be given to shareholders whose interests may be substantially affected thereby. The court may also require plaintiffs who hold less than five percent of the outstanding shares with a fair value of no more than $50,000 to give security for the reasonable expenses for which the corporation may become liable.

     Derivative actions may be brought under the PBCL by a shareholder, even if the shareholder was not a shareholder at the time of the alleged wrongdoing, if there is a strong prima facie case in favor of the claim asserted and if the court determines in its discretion that serious injustice will result without such action. With this exception, there will be no material change in the rights of DBT shareholders to bring derivative actions as DBT shareholders.

DIVIDENDS AND DISTRIBUTIONS

     Subject to any restrictions in its bylaws, the PBCL generally provides that a corporation may make distributions to its shareholders unless after giving effect thereto (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's assets would be less than the sum of its total liabilities plus the amount that would be needed upon the dissolution of the corporation to satisfy the preferential rights, if any, of shareholders having superior preferential rights to those shareholders receiving the distribution.

     Subject to any restrictions contained in a corporation's charter, the FBCA generally provides that a corporation may declare and pay dividends except (i) when the corporation is insolvent, (ii) when the payment thereof would render the corporation insolvent or (iii) when the declaration or payment thereof would be contrary to the corporation's articles of incorporation. Dividends may be declared and paid (i) if in cash or property, only out of the unreserved and unrestricted earned surplus or out of capital surplus if identified as such,
(ii) in the corporation's own treasury shares or (iii) in the corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus at or greater than par value or stated value.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Both the FBCA and the PBCL permit a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any pending, threatened or completed action or proceeding (other, in the case of a Florida corporation, than an action by or in the right of the corporation (a "derivative action")), and permit such indemnification against expenses incurred in connection with any pending, threatened or completed derivation action, if the director or officer has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Furthermore, both states' laws provide that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

     In both states the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights (and in the case of a Pennsylvania corporation, under a bylaw or vote of shareholders or disinterested directors), to which a person seeking indemnification or advancement of expenses may be entitled. Such contractual or other rights may, for example, under the PBCL, provide for indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person in connection with derivative actions. The PBCL permits such derivative action indemnification in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     Both the FBCA and the PBCL permit a corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability.

     The DBT Articles provide that directors, officers, employees and agents of DBT are entitled to be indemnified to the maximum extent permitted by the FBCA. The Holdco Bylaws provide that directors and officers of Holdco (and, by resolution of the board of directors, any other person) are entitled to be indemnified to the maximum extent permitted by the PBCL.

DIRECTOR LIABILITY

     The bylaws of a Pennsylvania corporation may include a provision limiting the personal liability of directors for monetary damages for actions taken as a director, except to the extent that the director has breached or failed to perform his duties to the corporation and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The Holdco Bylaws contain such a provision limiting the liability of its directors.

AMENDMENT TO ARTICLES OF INCORPORATION AND BYLAWS

     The PBCL requires the affirmative vote of the holders entitled to cast at least a majority of the votes actually cast on an amendment to the articles of incorporation, provided that shareholder approval is not required for certain non-material amendments, such as a change in the corporate name, a provision for perpetual existence or, if the corporation has only one class of shares outstanding, a change in the number and par value of authorized shares to effect a stock split. Under Pennsylvania law the power to adopt, amend or repeal by-laws may be vested by the by-laws in the directors, with certain statutory exceptions for certain actions and subject to the power of shareholders to change such action. Pennsylvania law provides that unless the articles of incorporation otherwise provide, shareholders may change the bylaws without the consent of the directors. The Holdco Bylaws provide that the Holdco Bylaws may be amended by the Holdco shareholders or the directors.

     The FBCA requires the approval of the holders of a majority of the outstanding stock entitled to vote for any amendment to the articles of incorporation. The DBT Articles do not provide for an increased level of approval. The FBCA provides directors with the right to amend the bylaws unless reserved to the shareholders by the articles of incorporation. The DBT Articles do not give the shareholders this right.

VOTE REQUIRED FOR EXTRAORDINARY CORPORATE TRANSACTIONS

     Pennsylvania law provides that if a shareholder of a corporation is a party to a sale of assets transaction, share exchange, merger or consolidation involving the corporation or a subsidiary, or if a shareholder is to be treated differently in a corporate dissolution from other shareholders of the same class, then approval must be obtained of the shareholders entitled to cast at least a majority of the votes which all shareholders other than the interested shareholder are entitled to cast with respect to the transaction, without counting the votes of the interested shareholder. Such additional shareholder approval is not required if the consideration to be received by the other shareholders in such transaction for shares of any class is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class, or if the proposed transaction is approved by a majority of the board of directors other than certain directors ("disqualified directors") affiliated or associated with, or nominated by, the interested shareholder. The PBCL provides that a director who has held office for at least 24 months prior to the date of vote on the proposed transaction is not a disqualified director.

     Under the FBCA, a merger, consolidation, dissolution or sale or other disposition of substantially all of a corporation's assets must be approved by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon. Additionally, the FBCA provides that no vote of the shareholders of the surviving corporation is required, unless the articles of incorporation provides otherwise, to approve a merger if (a) the agreement of merger does not amend in any respect the corporation's articles of incorporation; (b) each share of the corporation's stock outstanding immediately prior to the merger is to remain outstanding immediately after the merger as an identical share of the surviving corporation; and (c) the authorized but unissued shares of common stock of the surviving corporation to be issued as a result of the merger plus the number of shares of common stock initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the effective date of the merger.

     Neither the Holdco Articles nor the DBT Articles contains a provision relating to the approval of mergers, consolidations, dissolutions or sales of assets.

INTERESTED SHAREHOLDER TRANSACTIONS

     Holdco is not currently governed by the PBCL provisions relating to interested shareholder transactions. See "Description of Holdco Capital Stock." The FBCA provides that transactions between the beneficial owner of more than 10% of the outstanding voting shares of a corporation (an "Interested Shareholder"), or an associate or affiliate of such Interested Shareholder, and the corporation, including a merger or consolidation, sale, lease, exchange, mortgage, pledge or other disposition, or issuance of shares, having a fair market value equal to 5% or more of the aggregate fair market value of the outstanding shares or of all the assets or net income, on a consolidated basis, of the corporation, liquidation or dissolution, reclassifications or loans or other financial assistance, must be approved by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the Interested Shareholder. There are a number of exceptions, including an exception for a corporation which has not had more than 300 shareholders of record at any time during the three years preceding the transaction.

FIDUCIARY DUTY

     Under Pennsylvania law a director may, in considering the best interests of a corporation, consider (i) the effects of any action on shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other facilities of the corporation are located,
(ii) the short-term and long-term interests of the corporation, including the possibility that the best interests of the corporation may be served by the continued independence of the corporation; (iii) the resources, intent and conduct of any person seeking to take control of the corporation; and (iv) all other pertinent factors. Under Florida law a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the corporation and its shareholders, and the social, economic, legal or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate and the economy of the state and the nation.

PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS

     Under the FBCA, if an acquisition of a corporation's shares ("Control Shares") which, when added to all other shares of such corporation owned by the acquiror or in respect to which the acquiror may exercise or direct the exercise of voting power, would entitle the acquiror to exercise or direct the exercise of the voting power of the corporation within any of the following ranges of voting power: (a) one-fifth or more but less than one-third of all voting power;
(b) one-third or more but less than a majority of all voting power, or (c) a majority or more of all voting power, then the Control Shares have voting rights only to the extent approved by a majority vote of shares (which exclude shares held by the acquiror, any officer of the corporation and any employee of the corporation who is also a director), of the corporation entitled to vote. Such provisions do not apply to shares acquired pursuant to an agreement of merger of plan of share exchange to which the corporation is a party. The foregoing provision does apply to DBT because DBT has less than 100 shareholders.

     Additionally, the following provisions of the Holdco Articles and the Holdco Bylaws may be considered to have anti-takeover implications: (a) the ability of the board to fill (but only until the next annual meeting of shareholders) the vacancies resulting from an increase in the number of directors; and (b) the ability of the board of directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for shareholder approval which preferred stock, among other things, may be used to create voting impediments with respect to changes in control of Holdco or, to dilute the stock ownership of holders of Holdco Common Shares seeking to obtain control of Holdco. In addition, the provisions of the Holdco Articles which provide for staggered election of directors through a classified board of directors may make it more difficult to effect a change in control of Holdco's Board, and therefore may have an anti-takeover effect.

     Neither Holdco nor DBT currently has a shareholders' rights plan. Shareholders' rights plans, in a variety of forms, are common to many corporations incorporated in the United States and serve to afford a corporation's board of directors the opportunity to withstand an unsolicited takeover attempt while providing the board sufficient time to evaluate the offer and its adequacy and to consider alternative measures or transactions that may be appropriate in responding to the offer. The PBCL permits shareholders' rights plans in general and permits the adoption of shareholders' rights plans by a board of directors without shareholder approval.

                          MARKET PRICES OF SECURITIES

PATLEX

     Prior to September 28, 1995, there was no trading market for the Patlex Common Stock. Beginning with the Distribution and until March 17, 1996, the Patlex Common Shares were listed on The Nasdaq SmallCap Market under the symbol "PTLX." The Patlex Common Shares began trading on The Nasdaq National Market on March 18, 1996 under the symbol "PTLX."

     The following table sets forth, for the periods indicated, the high and low bid quotations for the Patlex Common Shares, as reported on The Nasdaq Stock Market.

                                  PERIOD                              HIGH       LOW
        -----------------------------------------------------------  ------     ------
        Fiscal 1996:
          First quarter (beginning September 28, 1995).............  $ 4.25     $ 4.00
          Second quarter...........................................  $17.50     $ 4.25
          Third quarter............................................  $44.50     $13.25
          Fourth quarter...........................................  $55.50     $30.25
        Fiscal 1997:
          First quarter (through July 16, 1996)....................  $44.25     $35.75

     On December 7, 1995, the last full trading day prior to the public announcement of the execution a letter of intent with respect to the Merger, the closing price of Patlex Common Stock as reported by the Nasdaq Stock Market was $5.25 per share. On July 16, 1996, the most recent date for which it was practicable to obtain market price information prior to the printing of this Proxy Statement/Prospectus, such closing price was $35.75. Patlex has not paid any dividends since the stock commenced trading on September 28, 1995.

DBT

     No trading market exists for the DBT Common Shares and, accordingly, there are no published market quotations for such stock. As of July 16, 1996, there were 18 holders of DBT Common Shares.

                       SELECTED FINANCIAL DATA OF PATLEX

     The following table presents certain selected financial information for Patlex as of the dates and for the periods indicated. The financial data were derived from Patlex's audited financial statements as of and for the two years ended June 30, 1995, and Patlex's unaudited financial statements as of March 31, 1996 and for the nine months ended March 31, 1996 and 1995. In the opinion of management of Patlex, the interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results for the nine months ended March 31, 1996 are not necessarily indicative of the results of a full fiscal year. The following information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Patlex" and Financial Statements of Patlex and related notes thereto, included elsewhere in this Proxy Statement/Prospectus.

                                                    NINE MONTHS ENDED            YEAR ENDED
                                                        MARCH 31,                 JUNE 30,
                                                   --------------------     ---------------------
                                                    1996          1995       1995          1994
                                                   -------       ------     -------       -------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                      AMOUNTS)
OPERATIONS STATEMENT DATA:
  Net laser patent royalties.....................  $ 5,473       $4,352     $ 6,253       $ 6,795
  Net earnings...................................    1,430        1,143       1,700         1,453
  Cash dividends per common share................       --                     0.99          0.79
  Net earnings per common share..................     0.69         0.45        0.67          0.58
BALANCE SHEET DATA (END OF PERIOD):
  Working capital................................  $ 3,803       $  467     $ 1,382       $ 1,704
  Accounts and notes receivable, net.............      167        1,129         916         3,209
  Prepaid expenses...............................      118           24          25            64
  Property and equipment, net....................      381          417         391           422
  Investment in patents, less accumulated
     amortization................................   14,438       16,216      15,771        17,714
  Total assets...................................   21,384       19,871      20,806        23,109
  Note payable to bank, less current portion.....      224          250         243           269
  Long term debt, less current portion...........       --           --          --           986
  Common shareholders' equity....................   14,559       12,572      13,129        13,929
OTHER DATA:
  EBITDA(1)......................................  $ 4,217       $4,011     $ 5,276       $ 5,662

- ---------------
(1) EBITDA is estimated by adding back to net earnings the following items; depreciation, amortization, interest and income taxes and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA should not be considered in isolation from, or as a substitute for, net earnings, cash flows from operating activities or other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

                         SELECTED FINANCIAL DATA OF DBT

     The following table presents selected financial information for DBT as of the dates and for the periods indicated. The financial data were derived from DBT's audited financial statements as of and for the three years ended December 31, 1995, and for the period from inception to December 31, 1992, and from DBT's unaudited financial statements as of March 31, 1996 and for the three months ended March 31, 1996 and 1995. In the opinion of management of DBT, the interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting mainly of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results for the three months ended March 31, 1996 are not necessarily indicative of the results for a full fiscal year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of DBT" and Financial Statements of DBT and related notes thereto, included elsewhere in this Proxy Statement/Prospectus.

                                      THREE MONTHS ENDED
                                          MARCH 31,         YEARS ENDED DECEMBER 31,     PERIOD ENDED
                                      ------------------    -------------------------    DECEMBER 31,
                                       1996       1995       1995       1994     1993      1992(1)
                                      -------    -------    -------    ------    ----    ------------
                                                          (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues..........................  $ 3,350    $ 1,519    $ 8,076    $2,751    $477        $  2
  Operating costs and expenses......    2,635      1,024      6,306     1,753     363         112
  Research and development costs....      399        174      1,017       553     120          39
  Loss on IRB transaction...........       --         --      1,660        --      --          --
  Other income (expense)............      (35)       (13)       (76)      (15)     83         163
  Income taxes(2)...................      106         --        209        --      --          --
  Net income (loss).................      175        308     (1,192)      430      77          14
BALANCE SHEET DATA:
  Working capital...................  $  (209)   $   (33)   $   492    $   (5)   $(36)       $(19)
  Trade and other receivables.......    1,500        611      1,110       321      79           2
  Property and equipment, net.......    3,761      1,214      3,129       898     173          13
  Total assets......................    7,064      2,345      6,574     1,524     261          46
  Long-term debt (including current
     portion).......................    2,263        878      2,542       685      11          --
  Stockholders' equity..............    2,773        861      2,598       552     138          15
OTHER DATA:
  EBITDA(3).........................  $   728    $   445    $ 1,727    $  690    $123        $ 27

- ---------------
(1) DBT was incorporated on February 18, 1992.

(2) DBT, with the consent of its shareholders, had elected to be taxed as an S Corporation from its date of incorporation through June 30, 1995.

(3) EBITDA is calculated by adding back to net income (loss) the following items: depreciation, amortization, interest, income taxes, and the loss on the IRB transaction and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EDITDA should not be considered in isolation from, or as a substitute for, net income, cash flows from operating activities or other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PATLEX

     The following discussion should be read in conjunction with "Selected Financial Data of Patlex" and Financial Statements of Patlex and related notes thereto included elsewhere in this Proxy Statement/Prospectus.

RESULTS OF OPERATIONS

  Nine Months Ended March 31, 1996 Compared to the Nine Months Ended March 31, 1995

     Revenues from laser patent royalties increased to $5,473,000 from $4,352,000, an increase of $1,121,000 or 26% for the nine months ended March 31, 1996 as compared to the nine months ended March 31, 1995. The increase is attributable to higher royalty revenues reported by the laser industry as a whole and the signing of three new licensees, which accounted for approximately $600,000 of the increase.

     General and administrative expenses for the nine months ended March 31, 1996 increased to $1,409,000 from $745,000 for the nine months ended March 31, 1995, an increase of $664,000. The increase is primarily due to costs associated with the proposed Merger and spin-off costs associated with the AFG/KeyCorp Merger. These two non-recurring expenses totaled $537,000.

     Net earnings for the nine months ended March 31, 1996 were $1,430,000 as compared to $1,143,000 for the corresponding nine month period of the previous year, an increase of $287,000 or 25%. The increase is primarily attributable to higher royalties, and a decrease of the patent amortization expense in the amount of $165,000, which is attributed to the expiration of the Optically Pumped Laser Patent in October 1994. The provision for income taxes increased to $1,413,000 from $903,000 or $510,000 due to higher pretax earnings and the non-deductibility of expenses associated with the proposed Merger.

  Year Ended June 30, 1995 Compared to the Year Ended June 30, 1994

     Revenues from Laser Patent royalties for the year ended June 30, 1995 decreased from $6,795,000 to $6,253,000, a decrease of $542,000, or 8.0%, compared to the year ended June 30, 1994. The decrease is primarily attributable to the expiration of the Optically Pumped Laser Patent.

     Amortization expense for the year ended June 30, 1995 decreased from $2,587,000 to $1,943,000, a decrease of $644,000, or 24.9%, compared to the year ended June 30, 1994. The decrease is attributed to the expiration of the Optically Pumped Laser Patent.

     General and administrative expenses consist of all operating expenses and expired costs of Patlex except those other costs which are separately stated. General and Administrative expenses for the year ended June 30, 1995 decreased from $1,211,000 to $1,053,000, a decrease of $158,000, or 13.1%, compared to the year ended June 30, 1994. This decrease is due primarily to reduced expenses in the auditing of licensees and legal fees.

     Interest expense for the year ended June 30, 1995 decreased from $317,000 to $182,000, a decrease of $135,000, or 42.6%, compared to the year ended June 30, 1994. The decrease resulted from a reduction of the principal of notes payable to individuals in the amount of $1,033,000 made during the last quarter of 1994.

     Net earnings for the year ended June 30, 1995 increased from $1,453,000 to $1,700,000, an increase of $247,000, or 17.0%, compared to the year ended June 30, 1994.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1996, Patlex had $6,280,000 in cash and cash equivalents as compared to $3,703,000 at June 30, 1995, an increase of $2,577,000.

     Net working capital increased to $3,083,000 as of March 31, 1996 from $1,382,000 as of June 30, 1995. Total assets increased by $578,000 from $20,806,000 to $21,384,000. Total liabilities decreased by $852,000 from $7,677,000 to $6,825,000 due primarily to the payment of short term debt.

     Patlex's patent enforcement and exploitation activities do not require significant amounts of capital and management believes that cash flow from the net Laser Patent royalties, taking into account the loss of Laser Patent royalties formerly generated under the Optically Pumped Laser Patent which expired in October 1994, is sufficient to meet Patlex's liquidity requirements. The loss of Laser Patent royalty revenues formerly generated under the Optically Pumped Laser Patent will be mitigated by the reduction of the amortization of patents' expense. Patlex does not anticipate that the expiration of the Optically Pumped Laser Patent will have a material adverse affect on Patlex's liquidity and capital resources.

CASH FLOWS

  Nine Months Ended March 31, 1996 Compared to the Nine Months Ended March 31, 1995

     Cash Flows From Operating Activities

     Net cash provided by operating activities for the nine months ended March 31, 1996 in the amount of $3,635,000 consisted principally of net earnings in the amount of $1,430,000 increased by non-cash charges against earnings in the total amount of $1,351,000 for depreciation and amortization. Additional positive cash flows from operations consisted of $607,000 net cash collections of trade accounts receivable over the net accruals of receivables for the period. The balance of net positive cash flows was the result of net changes in current assets and current liabilities in the total amount of $233,000 for the period.

     Net cash provided by operating activities for the nine months ended March 31, 1995 in the amount of $3,947,000 consisted principally of net earning in the amount of $1,143,000 increased by non-cash charges against earnings in the total amount of $1,542,000 for depreciation and amortization. Additional positive cash flows from operations consisted of $1,515,000 net cash collections of trade accounts receivable over the net accruals of receivables for the period. The balance of net cash flows was the result of net changes in current assets and current liabilities in the total amount of a negative $280,000 for the period.

     Cash Flows From Investing Activities

     There were no cash flows from investing activities during the nine month periods ended March 31, 1996 or 1995.

     Cash Flows From Financing Activities

     Cash in the amount of $1,050,000 was used for the payment of notes payable for the nine months ended March 31, 1996.

     For the nine months ended March 31, 1995, cash in the amount of $1,050,000 was used for the installment payment of notes payable and $2,500,000 was paid as dividends.

  Year Ended June 30, 1995 Compared to the Year Ended June 30, 1994

     Cash Flows From Operating Activities

     Net cash provided by operating activities for the year ended June 30, 1995 in the amount of $5,475,000 consisted principally of net earnings in the amount of $1,700,000 increased by non-cash charges against earnings in the total amount of $1,964,000 for depreciation and amortization of intangibles. Additional positive cash flows from operations consisted of $1,823,000 net cash collections of trade accounts receivable over the net accruals of receivables for the year.

     Net cash provided by operating activities for the year ended June 30, 1994 in the amount of $3,015,000 consisted principally of net earnings in the amount of $1,453,000 increased by non-cash charges against earnings in the total amount of $2,640,000 for depreciation and amortization of intangibles. Additional positive cash flows from operations consisted of $23,000 net cash collections of trade accounts receivable over the net accruals of receivables for the period. Income taxes payable decreased in the amount of $1,439,000 while deferred income taxes increased $343,000.

     Cash Flows From Investing Activities

     Net cash provided by investing activities for the year ended June 30, 1995 consisted primarily of proceeds of $100,000 from the sale of an asset offset by acquiring data processing equipment in the amount of $15,000.

     Net cash provided by investing activities for the year ended June 30, 1994 consisted primarily of proceeds of $322,000 from the sale of a capital asset.

     Cash Flows From Financing Activities

     Net cash in the amount of $1,057,000 for the year ended June 30, 1995 was used for the repayment of long-term debt and cash dividends in the amount of $2,500,000 to AFG.

     Net cash in the amount of $1,060,000 for the year ended June 30, 1994 was used for the repayment of long-term debt and cash dividends in the amount of $1,993,000 to AFG.

INFLATION

     Patlex's royalty income is based on licensees' laser based sales and therefore royalty income is expected to reflect inflation adjustments, if any, in licensees' industries. Patlex does not believe that inflation has materially affected its operations during the fiscal years ended June 30, 1995 and 1994.

FUTURE IMPACT OF ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures about Fair Value of Financial Instruments," was issued by the Financial Accounting Standards Board in December 1991. SFAS 107 requires the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. If estimating fair value is not practicable, SFAS 107 requires disclosure of descriptive information pertinent to estimating the value of a financial instrument. SFAS 107 is effective for financial statements issued for fiscal years ending after December 15, 1992 except for entities with less than $150 million in total assets in the current financial statements, for which it is effective for fiscal years ending after December 15, 1995. Patlex has not yet determined the full impact of the new accounting standard and, in accordance with the effective date exception noted, has not adopted SFAS 107.

     In October, 1995 the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation", which will be effective for, and reflected in, financial statements of Patlex beginning with fiscal years ending after December 15, 1995. The Statement allows companies to expense the fair value of employee stock options or to continue the Company's current practice of recognizing no compensation expense since the amount an employee must pay to acquire the Company's stock (the option exercise price) is equal to the stock's market value at the grant date. Companies not expensing the fair value of employee stock options will be required to disclose the pro forma effect on operations had the fair value of the options been expensed. Patlex anticipates implementing the disclosure requirements of the Statement in its 1996 financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DBT

     The following discussion should be read in conjunction with "Selected Financial Data of DBT" and Financial Statements of DBT and related notes thereto included elsewhere in this Proxy Statement/Prospectus.

INTRODUCTION AND GENERAL

     The revenues of DBT have grown rapidly since DBT was founded in 1992. As shown in the table below, DBT's revenues, by quarter, have grown significantly in each of the past nine calendar quarters.

                                                           REVENUES
                                               --------------------------------
                        QUARTER ENDED           1996         1995         1994
                -----------------------------  ------       ------       ------
                                                        (IN THOUSANDS)
                March 31.....................  $3,350       $1,519       $  384
                June 30......................      --        1,875          559
                September 30.................      --        2,206          762
                December 31..................      --        2,476        1,046
                                               ------       ------       ------
                  Total......................  $3,350       $8,076       $2,751
                                               ======       ======       ======

     These growth rates have been achieved through improvements to DBT's on-line computer system, its targeted marketing approach, expanded use of the system by existing customers and the addition of new database products that attract new customers and increase usage of existing customers. Management believes that the growth in revenues and number of customers demonstrates acceptance of DBT's products and services by the targeted markets.

RESULTS OF OPERATIONS

     DBT's results of operations are directly related to the number of customers and the amount of time, on average, users spend on the system. The following information presents quarterly growth in customer accounts and usage:

                                                                         SYSTEM USE
                            CUSTOMER ACCOUNTS                           (IN MINUTES)
                      ------------------------------      ----------------------------------------
                       1996        1995        1994          1996            1995           1994
                      ------      ------      ------      ----------      ----------      --------
    March 31........   5,761       1,979         786       2,265,049       1,033,244       284,333
    June 30.........      --       2,607       1,004              --       1,403,457       403,531
    September 30....      --       3,691       1,244              --       1,701,636       525,995
    December 31.....      --       4,507       1,517              --       1,708,098       681,814

     The following table shows the percentage relationship of revenues to various items of costs and expenses in DBT's statements of income:

                                                     THREE MONTHS
                                                         ENDED              YEAR ENDED
                                                       MARCH 31,           DECEMBER 31,
                                                    ---------------       ---------------
                                                    1996      1995        1995      1994
                                                    -----     -----       -----     -----
        Revenues..................................  100.0%    100.0%      100.0%    100.0%
                                                    -----     -----       -----     -----
        Costs:
          Purchased data..........................   22.2      17.6        18.5      11.1
          Depreciation, computers.................   10.6       6.9        10.2       7.9
          Selling and promotion...................    9.4      11.8        12.7      10.4
          General and administrative..............   22.9      21.0        23.6      22.2
          Research and development................   11.9      11.5        12.6      20.1
          Loss on IRB transaction.................     --        --        20.5        --
          All other costs.........................   13.6      10.0        13.1      12.1
                                                    -----     -----       -----     -----
                  Total costs.....................   90.6      78.8       111.2      83.8
                                                    -----     -----       -----     -----
        Income (Loss) from operations.............    9.4%     21.2%      (11.2%)    16.2%
                                                    =====     =====       =====     =====

  Three Months Ended March 31, 1996 Compared to the Three Months Ended March 31, 1995

     DBT's revenues increased by 121% to $3,349,800 from $1,518,900 for the three months ended March 31, 1996 as compared to the three months ended March 31, 1995. This increase correlates with the increase in the number of minutes logged on the system by 119% for the period, to 2,265,049 total minutes for the three months ended March 31, 1996 from 1,033,245 minutes for the three months ended March 31, 1995. The number of customer accounts increased by 191% during the same period, to 5,761 from 1,979. The number of customer accounts increased at a greater rate than the number of minutes and revenues due to the fact that many of the new customers use DBT's system for discounted, batch processing (involving no minutes of system use).

     Gross profit as a percentage of revenues declined to 54% for the three months ended March 31, 1996, from 65% for the three months ended March 31, 1995. This decline is primarily attributable to increased costs of purchased data and the depreciation charge on DBT's computer equipment. As a percentage of revenues, the cost of purchased data increased to 22.2% for the three months ended March 31, 1996 from 17.6% for the three months ended March 31, 1995. Depreciation of computer equipment increased to approximately 10.6% for the three months ended March 31, 1996 from 6.9% of revenues. Purchased data is acquired in various ways including: (1) outright purchase, (2) leasing of data through usage charges or royalty agreements, and (3) individual access charges incurred each time a customer accesses data provided by a third party. There is no assurance that future costs will not continue to increase as prices charged by certain governmental bodies and agencies change.

     Certain data that is valuable due to its historical nature is capitalized. The majority of DBT's data, however, is valuable only to the extent that it is up-to-date. This data is expensed as incurred. Data for which customers incur a direct charge for access is expensed as acquired. DBT believes that the cost of its data as a percentage of revenues will increase in the future.

     Selling and administrative expenses (consisting of selling and promotion and general administrative expenses), as a percentage of revenues, remained relatively steady during the period, decreasing to 32.3% of sales during the three months ended March 31, 1996 from 32.8% during the three months ended March 31, 1995.

     Research and development costs also remained relatively steady, as a percentage of revenues, during the period, increasing to 11.9% during the three months ended March 31, 1996, from 11.5% during the three months ended March 31, 1995.

     Operating income declined to 9.4% of revenues for the three months ended March 31, 1996 from 21.2% of revenues for the three months ended March 31, 1995. This decline is primarily due to relative increases in the cost of purchased data, depreciation on DBT's computer equipment and increased telephone and other costs.

     Interest expense increased during the three months ended March 31, 1996 as compared to the same period in 1995 due to higher borrowings. The higher borrowings were used primarily to acquire computer equipment. Interest income increased due to higher cash balances resulting from cash infusions from outside investors and temporary investments of borrowed funds.

     Year Ended December 31, 1995 Compared to the Year Ended December 31, 1994

     Revenues increased by 194% to $8,076,300 in 1995 from $2,751,100 in 1994.
This correlates with the increase of customer accounts during the same period, which increased by 197% to 4,507 in 1995 from 1,517 in 1994. The number of minutes logged on the system increased by 208% for the period, to 5,846,435 total minutes for 1995 from 1,895,673 total minutes for 1994.

     Gross profit as a percentage of revenues declined to 58% in 1995 from 69% in 1994. This decline is attributable to increased costs of purchased data and the depreciation charge on DBT's computer equipment. As a percentage of revenues, the cost of data increased to 18.5% in 1995 from 11.1% in 1994. Depreciation of computer equipment increased to approximately 10.2% from 7.9% of revenues. Purchased data is acquired in various ways including: (1) outright purchase by DBT, (2) leasing of data through usage charges or royalty agreements, and (3) individual access charges incurred each time a customer accesses data provided by a third party. There is no assurance that future costs will not continue to increase as prices charged by certain governmental bodies and agencies change.

     Selling and administrative expenses increased as a percentage of revenues by approximately 3.7% for 1995 as compared to 1994. This increase is primarily attributable to DBT's efforts to develop its customer and product-support infrastructure, including sales and marketing professionals, a customer support team, rent on increased facilities and other general expenses.

     Research and development costs increased by approximately $460,000 in 1995 as compared to 1994. As a percentage of revenues, however, such costs declined to approximately 12.6% in 1995 from 20.1% in 1994.

     Operating income (loss) declined to (11.2%) of revenues in 1995 from approximately 16.2% of revenues in 1994. This decline is primarily attributable to increases in the cost of purchased data and depreciation on DBT's computer equipment and the loss on the IRB transaction.

     Interest expense increased in 1995 as compared to 1994 due to higher borrowings. The higher borrowings were used primarily to acquire computer equipment. Interest income increased due to higher cash balances resulting from cash infusions from outside investors and temporary investments of borrowed funds.

     Income (loss) from operations and net income (loss) were directly affected by the non-recurring loss on the IRB transaction. See " -- Loss on IRB Transaction."

LIQUIDITY AND CAPITAL RESOURCES

     On March 31, 1996, DBT's cash and cash equivalents were $1,014,200 and DBT's working capital was a deficit of $208,900. The deficit is primarily attributable to the increase in draws on DBT's bank line of credit and/or decreases in cash and cash equivalents. These funds were used to acquire additional property and equipment. DBT believes that its resources are sufficient to fund operations at its current and expected levels, and DBT is not aware of any events which will adversely effect its liquidity during 1996. See "Recent Events." During the three months ended March 31, 1996 and during the year ended December 31, 1995, DBT financed its growth through operations and long-term debt borrowings. During 1995, DBT obtained additional financing through sales of its common stock.

     Cash provided by financing activities, net of distributions and repayments of debt, totaled $221,500 for the three months ended March 31, 1996 and $4.7 million in the year ended December 31, 1995. Cash generated by operating activities was $243,300 for the three months ended March 31, 1996 and $1.5 million for the year ended December 31, 1995.

     Capital expenditures during the three months ended March 31, 1996 and the year ended December 31, 1995 included the acquisition of approximately $1,010,700 and $3,115,600, respectively, in computer and other equipment and acquisition of data that was capitalized for future amortization of approximately $20,500 and $237,000, respectively. See "Business of DBT -- Research and Development."

     Most of DBT's long-term debt consists of 36-month term loans with a commercial bank. See Note 6 to DBT's audited financial statements. DBT believes that cash generated from operations, as well as new infusions of equity capital, will provide DBT with sufficient liquidity to repay its obligations as they come due. DBT's royalty agreement regarding its Texas investors is only paid to these investors as the revenues are generated. Therefore, this agreement is self financing and does not require the use of funds generated from other sources. See Note 7 to DBT's audited financial statements. DBT believes that the credit facility, cash flows from operations, and DBT's ability to raise funds from equity investors are adequate to fund expected future growth.

     DBT obtains the right to use certain of its data under agreements that require minimum royalty payments during 1996 of approximately $500,000. DBT anticipates cash flows from operations will provide the funds to meet these commitments.

     DBT must comply with certain significant financial ratios and restrictive covenants for its lending institution, including: a restriction on creating additional liens or security interests against the collateral; maintaining of a minimum debt coverage ratio (net income divided by current debt maturities) of
1.3 times; and maintenance of a debt to net worth ratio of no more than 2.0 times. DBT believes it is in compliance with these lending covenants.

     During 1995, DBT sold shares of its common stock which resulted in an increase in shareholders' equity of approximately $3,073,200. The issuance of the common stock resulted in a decrease in the percentage ownership of the founding shareholders by approximately 26%.

INCOME TAXES

     DBT had elected to be taxed as an S corporation through June 30, 1995, after which it revoked its S corporation election and began directly paying taxes on its earnings. The consequences of the S corporation termination included (1) the accrual of the final S corporation distribution of $204,000 payable to the shareholders at June 30, 1995 and (2) the reclassification of $230,700 of undistributed S corporation earnings to additional paid in capital. Additionally, a charge to earnings was taken in 1995 to establish a deferred tax liability of $155,200 for the tax bases of assets and liabilities that are different than those recognized for financial reporting purposes. DBT's effective tax rate for 1995 (excluding the loss on the IRB transaction) was 21%. Management anticipates that DBT's effective tax rate for 1996 will be approximately 38% (the current combined federal and Florida state statutory rate for corporations).

     There are proposals before the United States Congress to reinstate retroactively the research and development tax credit to its expiration date of June 30, 1995. If this reinstatement occurs, DBT may be entitled to a reduction of its taxes paid for 1995 and would expect its effective tax rate for 1996 to be reduced. DBT is unable to predict whether the current proposals will be passed.

INFLATION

     The rate of inflation has not had a material impact on the operations of DBT. Moreover, if inflation remains at its recent levels, it is not expected to have a material impact on the operations of DBT for the foreseeable future.

RECENT FASB PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121 ("FAS 121") which prescribes the accounting for the impairment of certain long-lived assets. FAS 121 is effective for fiscal years beginning after December 15, 1995. In accordance with the effective date, DBT has not yet adopted FAS 121 but does not believe that FAS 121 will have a material impact on DBT's financial position or results of operations when adopted.

     In October 1995, FASB issued Statement No. 123, Accounting for Stock Based Compensation ("FAS 123"). FAS 123 is effective for transactions entered into after December 15, 1995. DBT does not currently use its stock as a means of compensation, therefore, it is not expected that the adoption of FAS 123 will have any effect on DBT's financial position or results of operations.

LOSS ON IRB TRANSACTION

     Effective July 1, 1995, DBT purchased for cash and stock all of the outstanding shares of common stock of International Research Bureau, Inc. ("IRB"). Subsequent to the acquisition, management of DBT re-evaluated the future potential of IRB's core document retrieval business and concluded that IRB's assets, other than its on-line customer list, had no future value to DBT. Factors which led DBT's management to this evaluation included the conclusions that DBT's technology was superior to IRB's, and that IRB's data was duplicative of data which DBT already possessed. On December 13, 1995, IRB's shares were transferred back to the original owners of IRB in exchange for DBT common stock. Because DBT's ownership of IRB was temporary, DBT has accounted for its investment in IRB using the equity method.

     As a result of these transactions, DBT acquired IRB's customer list for its on-line business and a covenant not to compete. The assets of DBT given up included cash of $1,000,000; common stock of DBT valued at $485,600 (after accounting for the returned shares); and investments in the operations of IRB and other costs totaling $198,600, was recorded on DBT's balance sheet, and the remainder of the costs incurred were charged to operations.

     Pursuant to the transaction, Darrell Goodwin, an officer and 50% shareholder of IRB, was given and retains a seat on DBT's board of directors.

RECENT EVENTS

     In December 1995, DBT's Board of Directors agreed to recommend to the shareholders to vote in favor of the Merger. Pursuant to the Merger, DBT's shareholders would hold a majority of the stock in Holdco, a holding company that will own all of the stock in both DBT and Patlex. As a result of the Merger, DBT may be in a position to fund the growth of its operations through the public capital markets and to increase its exposure to potential new customers.


     In July 1996, DBT entered into a contract to purchase an approximately 88,000 square foot building and surrounding land in Lake Worth, Florida, for a purchase price of $2.4 million. The purchase is conditioned on certain events, including DBT's completion, within 30 days, of a due diligence review of the property. DBT may terminate the contract if it discovers problems in the physical condition of the property which would cost more than $50,000 to cure. Management of DBT is considering a number of financing alternatives for the purchase, including bank financing and using available cash of the combined entity after the Merger.

               UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

     The following pro forma information assumes the issuance of 5,091,530 Holdco Common Shares in exchange for all of the outstanding common stock of DBT. Although Holdco is the surviving corporation, for accounting purposes the transaction is being treated as a purchase business acquisition of Patlex by DBT (a reverse acquisition) and a recapitalization of DBT. The following pro forma condensed financial statements and accompanying notes to pro forma condensed financial statements present pro forma information with respect to this transaction.

     The Merger is assumed to be consummated as of March 31, 1996, for purposes of the pro forma condensed balance sheet and as of January 1, 1995 for purposes of the pro forma condensed statements of income. The pro forma condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position.

     DBT's fiscal year coincides with the calendar year and Patlex's fiscal year ends on June 30. The pro forma condensed financial statements are derived from and should be read in conjunction with DBT's historical audited and unaudited financial statements and Patlex's historical audited and unaudited financial statements (which, because Patlex's fiscal year ended June 30, have been recast to conform to DBT's fiscal year ending December 31) included elsewhere in this Proxy Statement/Prospectus.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                      MARCH 31, 1996
                                                  -------------------------------------------------------
                                                     DBT           PATLEX        PRO FORMA      PRO FORMA
                                                  HISTORICAL     HISTORICAL     ADJUSTMENTS     COMBINED
                                                  ----------     ----------     -----------     ---------
ASSETS
Current assets:
Cash and cash equivalents.......................   $  1,014       $  6,280        $    --        $ 7,294
Accounts and notes receivable, net..............      1,255            167             --          1,422
Receivables from related parties................        245             --             --            245
Prepaid expenses................................        269            118             --            387
                                                    -------        -------          -----        -------
     Total current assets.......................      2,783          6,565             --          9,348
Property and equipment, net.....................      3,761            381             --          4,142
Investment in patents, less accumulated
  amortization..................................         --         14,438         (2,413)(a)     16,108
                                                                                    4,083(b)
Other assets....................................        520             --             --            520
                                                    -------        -------          -----        -------
          Total assets..........................   $  7,064       $ 21,384        $ 1,670        $30,118
                                                    =======        =======          =====        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable, accrued expenses, and
  other current liabilities.....................   $  1,880       $    639        $    --        $ 2,519
Current portion of long-term debt and
  bank line of credit...........................        964             27             --            991
Due to other laser patents interest holders.....         --          1,470             --          1,470
Current and deferred income taxes...............        148            626             --            774
                                                    -------        -------          -----        -------
     Total current liabilities..................      2,992          2,762             --          5,754
Notes payable to bank...........................         --            224             --            224
Long-term debt, less current portion............      1,299             --             --          1,299
Deferred income taxes...........................         --          3,839          1,633(b)       5,472
                                                    -------        -------          -----        -------
          Total liabilities.....................      4,291          6,825          1,633         12,749
Stockholders' equity:
Common stock....................................          2            253            549(c)         804
Capital in excess of par value..................      3,870         12,876             --         17,664
                                                                                   (2,413)(a)
                                                                                    1,430(b)
                                                                                    2,450(b)
                                                                                     (549)(c)
Retained earnings (deficit).....................     (1,099)         1,430         (1,430)(b)     (1,099)
                                                    -------        -------          -----        -------
     Total stockholders' equity.................      2,773         14,559             37         17,369
                                                    -------        -------          -----        -------
          Total liabilities and stockholders'
            equity..............................   $  7,064       $ 21,384        $ 1,670        $30,118
                                                    =======        =======          =====        =======

                See notes to pro forma condensed balance sheet.

              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

(a) Adjustment to record elimination of the intangible resulting from the merger with AFG, when Patlex recorded the net deferred tax liability resulting from the differences between the financial and tax reporting bases of Patlex's assets and liabilities. DBT as the acquiror in the Patlex/DBT merger would assign value only to intangibles which can be identified and named.

(b) Adjustments to record the elimination of Patlex's retained earnings and effects of the acquisition:

             Fair value of Patlex's outstanding Common Shares 2,527,049
              shares at $5.25 per share (market value)......................   $13,267
             Fair value of outstanding options to purchase 420,665 shares...       589
             Transaction costs..............................................       740
                                                                               -------
                  Total purchase price......................................    14,596
             Carrying value of Patlex's net assets..................  14,559
                  Less: Intangible recorded in connection with
                    Patlex's adoption of SFAS 109...................   2,413    12,146
                                                                      ------   -------
             Excess of cost, over carrying value of net assets..............   $ 2,450
                                                                               =======
             Allocation of excess to:
                  Investment in Patents.....................................   $ 4,083
                  Deferred income taxes.....................................     1,633
                                                                               -------
                                                                               $ 2,450
                                                                               =======

    Patlex has not completed the determination of the fair values of its net assets. However, Patlex believes the final valuation, particularly of its Investments in Patents, will not result in material differences.

(c) Adjustment to restate DBT's historical stockholder's equity (a recapitalization) to reflect the Patlex common shares which will be outstanding immediately following the merger.

               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             THREE MONTHS ENDED MARCH 31, 1996
                                                   ------------------------------------------------------
                                                      DBT           PATLEX       PRO FORMA      PRO FORMA
                                                   HISTORICAL     HISTORICAL     ADJUSTMENTS    CONDENSED
                                                   ----------     ----------     ----------     ---------
Net laser patents royalties......................    $   --         $1,810          $  --        $ 1,810
Revenues.........................................     3,349             --             --          3,349
                                                     ------        -------          -----        -------
          Total royalties and revenues...........     3,349          1,810             --          5,159
                                                     ------        -------          -----        -------
Costs and expenses:
  Costs and expenses applicable to revenues......     1,552             --             --          1,552
  General and administrative.....................       767            561             --          1,328
  Selling and promotion..........................       316             --             --            316
  Research and development costs.................       398             --             --            398
  Amortization of patents........................        --            444             42(a)         486
                                                     ------        -------          -----        -------
          Total costs and expenses...............     3,033          1,005             42          4,080
                                                     ------        -------          -----        -------
Operating income.................................       316            805            (42)         1,079
                                                     ------        -------          -----        -------
Other income (deductions):
  Interest income................................        13             82             --             95
  Interest expense...............................       (48)           (28)            --            (76)
  Other net......................................        --              4             --              4
                                                     ------        -------          -----        -------
          Total other income (deductions), net...       (35)            58             --             23
                                                     ------        -------          -----        -------
Earnings before income taxes.....................       281            863            (42)         1,102
Provision for income taxes.......................      (106)          (465)            17(b)        (554)
                                                     ------        -------          -----        -------
Net earnings.....................................    $  175         $  398          $ (25)       $   548
                                                     ======        =======          =====        =======
Earnings per share...............................    $(0.10)        $ 0.14                       $  0.07
                                                     ======        =======                       =======
Weighted average common and
  common equivalent shares (in thousands)........     1,736          2,908                         8,039
                                                     ======        =======                       =======

             See notes to pro forma condensed statement of income.

               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31, 1995
                                                   ------------------------------------------------------
                                                      DBT           PATLEX       PRO FORMA      PRO FORMA
                                                   HISTORICAL     HISTORICAL     ADJUSTMENTS    CONDENSED
                                                   ----------     ----------     ----------     ---------
Net laser patents royalties......................   $     --       $  7,018        $   --        $ 7,018
Revenues.........................................      8,076             --            --          8,076
                                                    --------        -------         -----       --------
          Total royalties and revenues...........      8,076          7,018            --         15,094
                                                    --------        -------         -----       --------
Cost and expenses:
  Costs and expenses applicable to revenues......      3,372             --            --          3,372
  General and administrative.....................      1,908          1,652            --          3,560
  Selling and promotion..........................      1,026             --            --          1,026
  Research and development costs.................      1,017             --            --          1,017
  Amortization of patents........................         --          1,777           167(a)       1,944
                                                    --------        -------         -----       --------
          Total costs and expenses...............      7,323          3,429           167         10,919
                                                    --------        -------         -----       --------
Operating income.................................        753          3,589          (167)         4,175
                                                    --------        -------         -----       --------
Other income (deductions):
  Interest income................................         32            244            --            276
  Interest expense...............................       (108)          (139)           --           (247)
  Other net......................................         --             90            --             90
  Loss on IRB transaction........................     (1,660)            --            --         (1,660)
                                                    --------        -------         -----       --------
          Total other income (deductions), net...     (1,736)           195            --         (1,541)
                                                    --------        -------         -----       --------
Earnings (loss) before income taxes..............       (983)         3,784          (167)         2,634
Provision for income taxes.......................       (209)        (1,790)           67(b)      (1,932)
                                                    --------        -------         -----       --------
Net earnings (loss)..............................   $ (1,192)      $  1,994        $ (100)       $   702
                                                    ========        =======         =====       ========
Earnings (loss) per share........................   $  (0.79)      $   0.77                      $  0.09
                                                    ========        =======                     ========
Weighted average common and
  common equivalent shares (in thousands)........      1,515          2,576                        8,039
                                                    ========        =======                     ========

             See notes to pro forma condensed statement of income.

          NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

(a) Adjustment to record increase in amortization due to increase in Investment in Patents resulting from the excess of the fair market value of the Patlex Common Shares over carrying value of net assets of Patlex.

(b) Adjustment to record tax effect of effect of amortization of Investment in Patents.

                               BUSINESS OF PATLEX

GENERAL

     Patlex has been engaged in the patent exploitation and enforcement business since late 1979. Patlex owns a 64% interest in the royalty income from, and a 42.86% ownership interest in, the Laser Patents, which are patents that relate to basic technology used in certain types of commonly used lasers and certain uses of laser technology. The patent enforcement business includes the identification of laser products and laser applications which infringe the Laser Patents and the execution of licensing agreements through normal commercial negotiations or pursuant to settlements of litigation brought against infringers of the Laser Patents. Patlex is also the exclusive licensing agent for the Laser Patents.

THE DISTRIBUTION

     On September 27, 1995, AFG, as the then sole shareholder of Patlex, effected the Distribution, pursuant to which AFG distributed 95.01% of the outstanding Patlex Common Shares to the holders of shares of common stock of AFG. On September 27, 1995, immediately after the Distribution, AFG merged with and into Key Auto, a wholly owned subsidiary of KeyCorp, a publicly traded corporation, and the holders of AFG capital stock received common stock of KeyCorp as a result of the AFG/KeyCorp Merger. Key Auto, as the successor to AFG, retained the 4.99% of the outstanding Patlex Common Shares that were not distributed in the Distribution. As a consequence of the Distribution, Patlex became an independent, public company.

LASER PATENT INTERESTS

     Patlex owns a 64% income interest and a 42.86% ownership interest in the Laser Patents which derive from patent applications originally filed by Dr. Gordon Gould in 1959. NGN Acquisition Corporation ("NGN"), a corporation owned by Dr. Gould and his family, holds the remaining 57.14% ownership interest in the Laser Patents. Other income interests in the Laser Patents are held by NGN (20%) and Refac Financial Corporation ("REFAC") (16%). In addition to NGN's 20% income interest, Patlex is contractually obligated to pay NGN an additional 1.5% of the first $198,800,000 of net royalty income. As of December 31, 1995, total royalties collected under the Laser Patents were approximately $97,445,000, approximately $93,160,000 of which constituted net royalty income from which other income interest payments were calculated.

     Patlex has the right to receive out of the laser patent royalty revenues an amount equal to expenses incurred and paid by Patlex which are directly related to enforcing and litigating the Laser Patents. Such expenses are deducted from the total laser patent royalty revenues; the resultant royalty amount constitutes net laser patent royalties. Royalty payments payable to the Laser Patent interest holders are computed on the basis of net royalties. The method in which Patlex is reimbursed for enforcement and litigation expenses is the subject of litigation initiated by REFAC.

     Patlex and NGN are parties to a Security and Escrow Agreement under which Patlex will deposit, when requested by NGN, the amounts representing NGN's income interest in Laser Patent revenues into a separate account in order to protect them from the claims of creditors.

     Patlex's patent enforcement and exploitation activities involve the Laser Patents described below.

PRINCIPAL LASER PATENTS

     The most commercially significant of the Laser Patents is the Gas Discharge Laser Patent (U.S. Patent No. 4,704,583), which covers gas discharge lasers. In addition, the Laser Patents consist of the Use Patent (U.S. Patent No. 4,161,436), which covers certain common uses of many types of lasers, and the Brewster Angle Window Patent (U.S. Patent No. 4,746,201), which involves the use of an optical system including optical elements to polarize light. The Optically Pumped Laser Patent (U.S. Patent No. 4,053,845) expired in October 1994. The Use Patent expires in July 1996, the Gas Discharge Laser Patent expires in November 2004 and the Brewster Angle Window Patent expires in May 2005. Upon the expiration of the applicable patent, Patlex will lose its right to exclude others from exploiting the inventions claimed therein and, accordingly, the obligation of third parties to make royalty payments to Patlex will cease. Although Patlex believes that the decrease in royalty income as a result of the expiration of the Optically Pumped Laser Patent may be offset to some extent by an increase in royalty income from the Use Patent and the Brewster Angle Window Patent, there can be no assurance of the amount of any such increase or that such increase will occur.

     Patlex's ability to exploit the Laser Patents through its licensing program has been directly tied to its successes in litigating the validity of the Laser Patents, both in the courts and before the United States Patent and Trademark Office. Patlex believes that the major period of litigating the validity and enforceability of the Laser Patents has passed. The "major period" refers to the period of time (from October 11, 1977, the issue date of the Optically Pumped Laser Patent, through 1988) in which the greatest number of lawsuits were prosecuted representing the greatest challenge to the validity and scope of the Laser Patents. However, the Laser Patents may be subject to subsequent challenges. There can be no assurance that, if challenged, Patlex would prevail in any subsequent proceedings or that such challenges may not entail substantial litigation expenses. If there is an unappealable successful challenge against the validity of the Gas Discharge Laser Patent, the impact would be materially adverse to Patlex. See "-- Legal Proceedings."

PATENT LICENSING AGREEMENTS

     Patlex is the exclusive licensing agent for the Laser Patents. As licensing agent, Patlex actively pursues its patent licensing activities, which require manufacturers and users who exploit the inventions claimed in the Laser Patents to report and pay royalties to Patlex. Patlex then distributes these royalties among itself and the other parties holding interests in the royalty income. Patlex actively monitors the laser industry to identify infringers and new laser applications which infringe the Laser Patents. The license agreements generally fall into three categories: (i) license agreements with manufacturers of lasers or laser systems that use the inventions claimed in the Laser Patents; (ii) license agreements with users of lasers or laser systems that use the inventions claimed in the Laser Patents; and (iii) settlement agreements which require a payment of a specific sum of money for past infringement of certain of the Laser Patents but do not include a grant of a license to make, use or sell lasers or laser systems that use the inventions claimed in the Laser Patents. As of December 31, 1995, Patlex had agreements with a total of 235 companies which represent a cross-section of industries in the United States, including users and manufacturers. Of such agreements, 199 were licensing agreements with manufacturers who had an obligation to report and pay royalties on the sale of lasers or laser systems which use the Laser Patents. Patlex believes the majority of the commercial laser manufacturers in the United States, as well as a majority of manufacturers importing lasers into the United States, have been licensed.

     The market for Patlex's patent license agreements depends on the commercial laser industry which fluctuates with the execution of license agreements with new commercial entities, spin-offs creating new entities from existing licensees, business failures, combinations between existing licensees and termination of existing agreements for cause or by mutual consent.

     The agreements with both manufacturers and users generally provide for one or more "lump sum" payments in consideration of nonexclusive licenses for certain applications of all of the Laser Patents and a release of all claims for damages from past infringements. Substantially all of the licenses also provide for future royalty payments if the licensee engages in the manufacture or sale of lasers subject to the Laser Patents. In contrast, substantially all of the licenses with licensees that use, but do not manufacture or sell products covered by, the Laser Patents, provide for a one-time lump sum payment for past infringement. As a result of licensing efforts to date, royalties from past infringements are expected to be minimal in the future. Two licensees accounted for 10.3% and 6.8%, respectively, of the Laser Patent royalties during the fiscal year ended December 31, 1995. Management believes that in the event either one or both of these licensees cease manufacturing licensed laser products, the impact on Patlex's revenues would be temporary, as it is anticipated that other manufacturers would satisfy the overall demand for such licensed laser products.

COMPETITION

     The laser industry market, consisting of manufacturers and users of lasers and laser applications, is very competitive. Patlex, however, does not compete against laser manufacturers and users, but rather licenses laser technology to them. As exclusive licensing agent of the Laser Patents, Patlex does not encounter any competition in licensing manufacturers and users of the technology covered by the Laser Patents. Although Patlex believes the laser technology covered by the Laser Patents to be state of the art, any advance in technology that would render the technology covered by one or more of the Laser Patents obsolete could have a material adverse effect on Patlex's future patent royalty revenue. Management is not aware of any recent advances in laser technology that may materially adversely affect Patlex's future patent royalty revenues but there has been a gradual increase in diode laser technology that has inhibited growth of Patlex's laser technology in low power laser applications.

EMPLOYEES

     As of June 30, 1996, Patlex had five full-time employees. Patlex considers its relationships with its employees to be good. None of Patlex's employees are subject to a collective bargaining agreement.

PROPERTY

     Patlex leases approximately 2,600 square feet at 5550 West Flamingo Road, Suite B-5, Las Vegas, Nevada 89103 for its principal executive offices. The lease has a five-year term with a renewal option for four additional years and has minimum monthly rent payments of $3,750. Patlex also leases approximately 600 square feet of space located at 250 Cotorro Court, Las Cruces, New Mexico 88005, used as an office for Frank Borman. The lease has a five-year term with minimum monthly payments of $650.

LEGAL PROCEEDINGS

     Due to the nature of Patlex's business, especially its involvement in the enforcement of patent rights, Patlex is continually involved in litigation with alleged infringers of the Laser Patents. Patlex regards all such lawsuits as occurring in the ordinary course of business. Furthermore, as a result of the involvement of the United States Patent and Trademark Office in granting and denying patent applications and in conducting reexaminations of patents, Patlex has in the past been required to prosecute appeals of Patent and Trademark Office rulings adverse to Patlex's interest to the United States District Court. No such appeals are pending at this time and Patlex does not anticipate such appeals will be necessary in the future with regard to the Laser Patents. In connection with suits filed against alleged patent infringers to enforce a patent, defendants often file counterclaims seeking payment by the plaintiffs of any damages suffered by the defendants on account of the lawsuit and reimbursement by the plaintiffs of the defendant's costs and attorney's fees. While such counterclaims have been filed against Patlex, to date Patlex has not incurred liability with regard to such counterclaims. Patlex may also be required to file suits to enforce collection and compliance under its patent license agreements with its current licensees.

     In July 1989, Patlex instituted a civil action in the United States District Court, District of New Jersey, against JEC Lasers, Inc. ("JEC Lasers"). JEC Lasers was granted a license containing terms more favorable than terms in licenses granted by Patlex to other licensees. Patlex's complaint requested the court to declare the license agreement to be nontransferable, based on JEC Lasers' historical financial condition and insolvency, and enjoin the licensee from transferring the license agreement to another laser manufacturer. A trial was held in April 1994. The court ruled that JEC Lasers is not barred from transferring the license agreement as part of a business combination. A judgment embodying the court's ruling was entered in August 1994, which Patlex appealed. The Court of Appeals affirmed the lower court's ruling.

     In November 1994, REFAC Financial Corporation ("REFAC") instituted a civil action in the United States District Court, Eastern District of Pennsylvania, alleging that Patlex improperly calculated the royalties due REFAC. The manner in which the royalties due REFAC are calculated has been consistent for more than six years. Patlex believes that the royalties due REFAC have been properly calculated, and that REFAC's claim is both without merit and time-barred. On February 28, 1996 a special verdict adverse to Patlex was returned. Post-trial motions have been denied but no separate judgment has been entered. The amount of any judgment against Patlex in this action will be less than $225,000. When a separate judgment is entered, Patlex intends to appeal any adverse judgment.

                                BUSINESS OF DBT

     DBT is an electronic information content provider furnishing on-line, immediate access to public records on individuals, businesses and assets. DBT was established in 1992 by Hank Asher, its President, who led the development of DBT's products. As of April 1996, DBT had approximately 6,200 customer accounts, consisting of approximately 14,500 users, with new customer accounts being added at a rate of over 400 per month. DBT's customer base is diverse in terms of both size and information requirements.

     DBT's strategy is to become a one-stop source of information provided in a user-friendly format at reasonable costs. Its proprietary software allows cross-referencing of the information. The linear architecture of its computer systems allows for system increases in database size and capacity. To DBT's knowledge, no other database is currently able to match the cross-referencing capabilities of its system. DBT's reports are completely machine-generated, using advanced technologies and algorithms to find, cross-reference and confirm the accuracy of data.

     DBT's products were initially used primarily by insurance companies to investigate claims. Use of the database later expanded to law enforcement agencies and investigation firms. In April 1996, insurance companies, law enforcement agencies and investigation firms represented 13%, 28% and 28%, respectively, of DBT's on-line usage, in minutes. See "-- Customers."

     To date, DBT's capital growth has been provided mainly by private placements and cash provided from operations. In July 1993, and June 1995, DBT completed private placements of equity of $81,000 and $100,000, respectively, and, in August 1995, completed a private placement of $3 million of common stock.

STRATEGY

     DBT's objective is to expand its technology, sources of data and user base. To achieve this objective, DBT intends to (i) engage in research and development activities to expand its existing technology, (ii) develop new products, (iii) acquire additional information, (iv) access new sources of information and (v) attract new customers.

     DBT communicates with its customers on a regular basis both with respect to their level of satisfaction with the existing products and their needs for additional products.

     DBT aggressively designs new products and enhances existing products, creating new value for its customers. In addition, DBT's technical support personnel are available 24 hours a day, 7 days a week to assist customers in their use of the products. DBT believes that its responsiveness to customer feedback and emphasis on customer service contributes to customer loyalty and usage of DBT's products.

DATA SOURCES

     DBT acquires its data from both governmental and commercial sources and then formats the data for use with its products.

     Costs for data are incurred in one of the following ways: (i) up front at the time information is acquired, (ii) on a flat fee basis for updates or (iii) at variable costs based on access. In the case of up front or flat fees, additional costs to the supplier of such information are not generally incurred as DBT's customers access the database. In the case of acquisitions of real-time information, variable costs are incurred by DBT and are charged to DBT's customers at a variable rate based upon usage by the customer.

PRODUCTS

     DBT's current product line includes the following:

     DBT ONLINE. The Next Generation of AutoTrack Plus+. DBT Online provides on-line access to billions of records relating to individuals and companies, including, but not limited to, social security numbers, current and past addresses, telephone numbers, neighbors, relatives, associates, assets and corporations. It is a cross-referenced system that is easy to use and accessible at all times. Users pay a per-minute rate for on-line usage. Set-up and installation fees are not charged. DBT Online is currently used by law enforcement agencies, insurance companies, licensed investigation firms, financial institutions, attorneys and paralegals, among others.

     Within the DBT Online database, users can also access "Faces of the Nation." Faces of the Nation is a product used for, among other things, locating individuals in the United States. With a name, address, social security number or date of birth and first name, users can locate current and previous addresses, relatives and associates, neighbors, date of birth or social security number. Although the scope of this database is national, every individual in the United states may not be included.

     DBT expects to release the following products in 1996:

     NEW YORK UNIFIED COURT SYSTEM. DBT entered into a definitive agreement with the New York Unified Court System, effective as of February 8, 1996. Under the terms of the exclusive contract, DBT expects to provide on-line access to the civil case management data of the New York Unified Court System. This product will improve the efficiency of the search process for information about the status of cases in the New York court system and is likely to be used predominantly by New York attorneys.

     CORPORATIONS OF THE NATION. This product is intended to provide information on corporations in 45 states and will supply more expansive and comprehensive investigative information than currently available sources.

     CARLI (COMPUTER ASSISTED RADIO-LINKED INFOBASE). Law enforcement agencies are expected to use this product which will access DBT Online and other data sources by voice recognition and voice response systems that can be activated while operating a vehicle. Advantages of this system include improved officer safety and productivity for law enforcement personnel. This product is currently in the research and development stage, including beta tests in law enforcement vehicles.

RESEARCH AND DEVELOPMENT

     DBT's aggressive research and development efforts include the following categories:

     HARDWARE AND OPERATING SYSTEM DESIGN AND IMPLEMENTATION. Utilizing the newest and most advanced micro based technologies, DBT regularly designs, tests and implements upgrades to its existing computer infrastructure as well as high speed intra and inter network communications. As of April 1996, DBT maintained
5.0 terabytes of online data storage, which is being expanded.

     DBT also develops enhancements to its open architecture mass storage file system. The prominent advantages of DBT's file systems are unlimited file size, fast index retrieval and real-time redundant fault tolerances, as well as the ability to link dissimilar data elements through intelligent indexing. In addition, DBT continues to refine its multi-tiered client server distributed processing environment. DBT's systems utilize distributed processing via an open architecture. Multi-tiered client server methodology affords the ability to seamlessly address multiple file types and utilize idle processor resources across DBT's system infrastructure.

     DELIVERY METHODS. Additional research and development efforts focus on DBT's delivery methods. DBT continues to develop and enhance its delivery of products through its existing interactive session manager, providing new products and capabilities to DBT's customers. DBT is currently developing and testing its internet interface for users with high security requirements, particularly law enforcement. DBT is also currently developing and testing mobile computing solutions to DBT products. Included in this program is a talking police car, CARLI (Computer Assisted Radio-Linked Infobase), which affords voice activated, voice response access to DBT and other data sources. See "-- Products."

CUSTOMERS

     DBT's customer base has increased rapidly over the last two years, from approximately 580 customer accounts in December 1993 to approximately 6,200 customer accounts in April 1996. As of April 1996, DBT's customers included approximately 14,500 individual users. A summary of the allocation of usage by DBT's customers by category is presented below:

                                                                         PERCENTAGE
                                                                        APRIL USAGE
                                                                    --------------------
                            CUSTOMER CATEGORY                       MINUTES     REVENUES
        ----------------------------------------------------------  -------     --------
        Law Enforcement...........................................     28           16
        Investigation and Insurance Claim Firms...................     28           37
        Insurance Companies.......................................     13           13
        Attorneys.................................................     16           16
        News Media................................................      4            5
        Other.....................................................     11           13
                                                                      ---
                  Total...........................................    100%         100%
                                                                      ===

     DBT's current products are available only to law enforcement agencies, attorneys, paralegals, licensed investigation firms, financial institutions, insurance companies and other qualified entities. DBT reserves the right to refuse, or withdraw without notice, access to its products. All potential customers are screened by DBT prior to being given access to the system. The screening process generally consists of a review of professional licenses, if any, credit reports and other relevant information in order to verify the intended use of information. Once an application has been approved, the customer is asked to sign a subscription agreement with DBT which provides the terms and conditions pursuant to which DBT grants access to its products. A standard subscription agreement includes a disclaimer of any warranties on the data and an indemnification of DBT for inaccuracies contained in the data.

     Once a customer is ready to go on-line, DBT delivers its software along with instructions for the customer to call DBT for a password and assistance on the installation. DBT's technical support staff of approximately 15 people works with the users to assure that the installation is performed properly and the instructions for use of the database have been communicated. The technical support staff is then available on an on-going basis, without charge, to assist users as needed.

     DBT does not charge an installation or monthly fee to its customers. Users access the database by calling a toll free number by modem from their computers. The cost ranges from $0.50 to $1.50 per minute. Users spend 8 minutes, on average, on-line each time they access a database. Some of DBT's products are charged based on a fixed fee schedule per report generated.

     Once a subscriber to a DBT product, many customers expand their subscription to include other available products.

GOVERNMENT REGULATION

     Regulation of access to information for public usage varies from state to state. Therefore, the amount of information available in particular states may vary. In Florida and Texas, the two states in which DBT does the most significant amount of its business, access to records is relatively unrestricted. In those states, all government records are specifically made public by law unless excluded by a specific statutory exception. Such exceptions exist primarily with respect to some criminal history information, which, when an exception is applicable, generally may only be provided to law enforcement agencies for specific purposes. DBT cannot predict whether the degree of regulation in any particular state will change, nor whether the federal government will implement any regulations with respect to access to specific information.

MARKETING

     Recently, DBT increased the size of its sales and marketing staff to seventeen by adding five new employees. The added staff has specific skills that will increase DBT's ability to develop and implement dynamic marketing programs.

     DBT is increasing its participation in key trade shows, advertising in a wider range of trade journals and publications, and instituting several direct mail campaigns targeted at specific audiences. DBT also continues to pursue its highly successful customer referral program.

COMPETITION

     Many of DBT's existing and potential customers may obtain electronic access to public records through a variety of competitors, including internal systems, governmental agencies, and private information sources. There are approximately eight companies providing access to some public record information. Also, a variety of federal and state agencies offer electronic access to public records over which they have custody.

     Each of these competitors serves markets overlapping DBT's to some extent. Their systems differ in products and services, search capability, data provided and user-interface. However, DBT offers products and services that are presently unavailable through any other source. These products are delivered through a cross-referencing and indexing system developed by and unique to DBT (see
"-- Research and Development"). DBT believes that its system, products and services strengthen its ability to compete with other online information services.

EMPLOYEES

     As of June 30, 1996, DBT employed 99 persons. None of DBT's employees are subject to a collective bargaining agreement. DBT believes that its relations with employees are good.

PROPERTIES

     DBT leases an aggregate of approximately 18,730 square feet in two buildings at its Pompano Beach, Florida, facility at an annual rent of $241,116. Computer back-up files and servers are separated between the two buildings to protect DBT from complete loss in the event of disaster.


     In July 1996, DBT entered into a contract to purchase an approximately 88,000 square foot building and surrounding land in Lake Worth, Florida, for a purchase price of $2.4 million. The purchase is conditioned on certain events, including DBT's completion, within 30 days, of a due diligence review of the property. DBT may terminate the contract if it discovers problems in the physical condition of the property which would cost more than $50,000 to cure. Management of DBT is considering a number of financing alternatives for the purchase, including bank financing and using available cash of the combined entity after the Merger.


LEGAL PROCEEDINGS

     DBT may be involved in litigation from time to time in the ordinary course of its business. DBT is not currently involved in any litigation nor, to its knowledge, is any material litigation currently threatened.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following persons are the directors and executive officers of Patlex and Holdco:

                 NAME                    AGE                       POSITION
- --------------------------------------   ---    -----------------------------------------------
Frank Borman(1).......................   68     Chairman, President and Chief Executive Officer
Richard Laitinen......................   51     Vice President, Chief Financial Officer and
                                                Treasurer
J. Henry Muetterties..................   43     Vice President, Secretary and General Counsel
Gary E. Erlbaum(1)(2)(3)..............   51     Director
Kenneth G. Langone(1)(2)(3)...........   59     Director

- ---------------
(1) Member of Executive Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

     Frank Borman has been Chairman and Chief Executive Officer of Patlex since 1988 and President since 1989. Mr. Borman served as a director of AFG from 1990 until September 27, 1995 and served as Chairman of AFG's Board of Directors from December 1992 until September 27, 1995. From 1969-86, he served in various capacities for Eastern Airlines, including President, Chief Executive Officer and Chairman of the Board of Directors. He served as Vice Chairman of the Board of Directors of Texas Air Corporation from 1986-1991. Mr. Borman served in the United States Air Force from 1950-1970. Mr. Borman currently serves as a member of the Board of Directors of The Home Depot, Inc., Outboard Marine Corporation, Thermo Instruments Systems, American Superconductor Corporation and is also a member of the Board of Trustees of the National Geographic Society.

     Richard Laitinen was elected a Vice President of Patlex in May 1989 and Treasurer of Patlex in 1986. From 1985 to February 1987, Mr. Laitinen was also Vice President of Finance and Administration of Geotek (formerly known as Apollo Lasers, Inc.). He was Comptroller of Geotek from 1979 to 1985.

     J. Henry Muetterties was elected Vice President, General Counsel and Secretary in May 1989 and has been the Corporate Licensing Counsel for Patlex since March 1988. From 1983 to 1988, Mr. Muetterties was Senior Patent Counsel for Allied-Signal Aerospace, a division of Allied-Signal, Inc.

     Gary E. Erlbaum was elected to Patlex's Board of Directors on September 8, 1995 and served as a director of AFG from 1992 until September 27, 1995 and is also a director of several privately-owned companies. He has been engaged since 1983 in real estate and business ventures. Mr. Erlbaum served as the Chairman of the Board of Directors of Patlex from September 1977 to July 1981 and from October 1981 to February 1983, and served as the President of Patlex from May 1972 to September 1977 and from December 1978 to July 1981.

     Kenneth G. Langone was elected to Patlex's Board of Directors on September 8, 1995 and served as a director of AFG from 1983 until September 27, 1995. For the past twenty years, Mr. Langone has been Chairman of the Board, President and Managing Director of Invemed Associates, Inc. ("Invemed"), a New York Stock Exchange member firm engaged in investment banking and brokerage. He is one of the co-founders of The Home Depot, Inc. and has been a director of that company since 1978. He serves on the Board of Directors of Baby Superstore, Inc., GMIS, Inc., St. Jude Medical, Inc., Unifi, Inc. and Geisinger Foundation, and is a member of the Board of Trustees of Bucknell University where he is Chairman of its Investment Committee and on the Board of Overseers of New York University, Stern School of Business.

     Patlex's Bylaws divide the Board of Directors into three classes, with regular three-year staggered terms and initial terms of three, two and one years for each of Class III, Class II and Class I Directors, respectively. Accordingly, Mr. Borman will hold office until the annual meeting of shareholders to be held in 1998, Mr. Langone will hold office until the annual meeting of shareholders to be held in 1997, and Mr. Erlbaum will hold office until the annual meeting of shareholders to be held in 1996. Officers serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Patlex Board of Directors has an Executive Committee, Audit Committee and Compensation Committee. The Executive Committee is authorized to approve certain actions by Patlex. The members of the Patlex Executive Committee are Messrs. Borman, Erlbaum and Langone. The Audit Committee is charged with the responsibility of reviewing Patlex accounting policies, practice and controls. The members of the Patlex Audit Committee are Messrs. Erlbaum and Langone. The Compensation Committee reviews the compensation policies of Patlex and acts as Plan Administrator of the Patlex Corporation 1995 Stock Option Plan. The members of the Patlex Compensation Committee are Messrs. Erlbaum and Langone. The members of the Holdco Audit Committee are Messrs. Erlbaum and Langone and the members of the Holdco Compensation Committee are Messrs. Erlbaum and Langone. The members of the Holdco Executive Committee will be determined after the Merger.

COMPENSATION OF DIRECTORS

     Each director of Patlex receives $20,000 per year as compensation for service on the Board of Directors. The compensation for members of the Holdco Board of Directors after the Merger has not been determined.

DIRECTORS AND EXECUTIVE OFFICERS AFTER THE MERGER

     Pursuant to the terms of the Merger Agreement, upon the Effective Time of the Merger, the Holdco board of directors will be expanded from three to seven and the following four directors of DBT will become directors of Holdco. In addition, it is expected that Hank Asher will become the President of Holdco and Mr. Borman will remain Chairman of the Board.

     Hank Asher has been the Chief Executive Officer and a director of DBT since he founded the company in 1992. Prior to founding DBT, Mr. Asher performed contract programming services for various computer companies.

     Charles Asher has been a Director of DBT since 1994. He has practiced law in South Bend, Indiana, since graduating from Indiana University School of Law in 1977. In addition to the Bar of the State of Indiana, he is admitted to the Bar of the U.S. Supreme Court as well as several other federal courts.

     Jack Hight has been Chairman of the Board of DBT since 1995. Prior to joining DBT in 1995, he was President, Chief Executive Officer and Chairman of the Board of Intec Systems, Inc. which he founded in 1981. From 1978 to 1980, he was Chairman of the Board, Chief Executive Officer and President of Information Science, Inc., a public company. In the 1960s, Mr. Hight co-founded and was President of Electronic Data Systems Federal Corporation before it merged with Electronic Data Systems Corporation in 1968 prior to its initial public offering.

     Sari Zalcberg has been a director of DBT since 1995. She is the Chief Executive Officer and sole shareholder of La Grande Trunk, Inc., a retail concern with locations in two states. Ms. Zalcberg is also a member of the Regional Board of Directors of the Valparaiso Banking Center of Bank One Merrillville, N.A., an Indiana chartered Bank. She holds a Bachelor of Science degree in biological sciences from Indiana University.

     Hank Asher, Charles Asher and Sari Zalcberg are siblings.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation received by the chief executive officer and the two other most highly compensated executive officers of Patlex for the fiscal years ended June 30, 1995, 1994 and 1993.

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL COMPENSATION
                                               FISCAL     ----------------------        OTHER ANNUAL
         NAME AND PRINCIPAL POSITION            YEAR      SALARY($)     BONUS($)     COMPENSATION($)(1)
- ---------------------------------------------  ------     ---------     --------     ------------------
Frank Borman.................................   1995      $ 136,328     $    --           $  8,557
  Chairman of the Board,                        1994        128,680          --              2,557
  President and Chief Executive Officer         1993        120,000          --              1,424
Richard Laitinen.............................   1995         89,318      19,384             22,767
  Vice President, Chief Financial Officer and   1994         87,328      15,055             15,711
  Treasurer                                     1993         83,595      20,696              7,881
J. Henry Muetterties.........................   1995        100,593      21,944             24,588
  Vice President, Secretary and General         1994         98,862      17,044             17,593
  Counsel                                       1993         94,635      23,429              8,656

- ---------------
(1) For fiscal year 1995, amounts received under Patlex's Deferred Compensation Plan by Mr. Laitinen ($16,035) and Mr. Muetterties ($18,381), amounts paid by AFG under the AFG 401(k) Savings Plan to Mr. Borman ($6,000), Mr. Laitinen ($5,878) and Mr. Muetterties ($6,000) and amounts paid by Patlex for life insurance premiums for Mr. Borman ($2,557), Mr. Laitinen ($584) and Mr. Muetterties ($207).

     After the Merger, Hank Asher, the President of DBT, will become the President of Holdco. The following table sets forth compensation information for Mr. Asher for the year ended December 31, 1995.

                                                             ANNUAL COMPENSATION
                                                 FISCAL     ----------------------      OTHER ANNUAL
          NAME AND PRINCIPAL POSITION             YEAR      SALARY($)     BONUS($)     COMPENSATION($)
- -----------------------------------------------  ------     ---------     --------     ---------------
Hank Asher.....................................   1995      $ 123,270     $90,000           $  --
  President of DBT

AGGREGATED OPTIONS EXERCISED IN 1995 AND YEAR END OPTION VALUES

     The following table sets forth certain information with regard to the aggregated options to purchase AFG Common Stock (granted during the period in which AFG was the sole shareholder of Patlex) exercised in the fiscal year ended June 30, 1995 and the option values as of the end of that year for the chief executive officer and other executive officers of Patlex named in the Summary Compensation Table.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                           UNDERLYING OPTIONS/SAR'S        IN-THE-MONEY OPTIONS
                               SHARES                     HELD AT FISCAL YEAR END(#)       AT FISCAL YEAR END($)
                             ACQUIRED ON      VALUE      ----------------------------   ---------------------------
           NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ---------------------------  -----------   -----------   -----------    -------------   -----------   -------------
Frank Borman...............     6,000        $35,250        77,000          4,000        $ 643,930       $49,000
Richard Laitinen...........       625            584            --          1,875               --        13,706
J. Henry Muetterties.......        --             --        11,250          2,250           93,403        16,448

EMPLOYMENT AGREEMENTS

     In March 1991, Patlex entered into an employment agreement with Mr. Borman, which provided for an initial three-year employment period and automatic extensions for additional one-year terms on the anniversary date of the agreement unless either Patlex or Mr. Borman gives notice to the other that the term of the agreement will not be extended. The base compensation for Mr. Borman for the fiscal year ending June 30, 1996 is $140,000.

     During 1992, Patlex entered into employment agreements with Messrs. Laitinen and Muetterties. Each of the agreements has been extended through December 1998. The base compensation for Messrs. Laitinen and Muetterties for the fiscal year ending June 30, 1996 is $97,229 and $110,070, respectively, plus bonuses and other incentive compensation.

PATLEX STOCK OPTION PLAN

     The Patlex Corporation 1995 Stock Option Plan (the "Plan") was approved by the Board of Directors as of March 1995 and by AFG as sole shareholder of Patlex on September 8, 1995. The purpose of the Plan is to recognize the contributions made to Patlex by its employees and certain consultants or advisors, to provide these individuals with additional incentives to devote themselves to Patlex's future success and to improve Patlex's ability to attract, retain and motivate individuals upon whom Patlex's sustained growth and financial success depend. The Plan is also intended as an additional incentive to directors who are not employees of Patlex to serve on Patlex's Board of Directors and to devote themselves to the future success of Patlex.

     The following table sets forth the options to purchase Patlex Common Shares which have been granted to executive officers and directors under the Plan. A total of 350,000 options have been granted under the Plan. All options granted under the Plan were granted on October 2, 1995, at the market price of the Patlex Common Shares on that date.

                                                                     NUMBER OF OPTIONS
                                                                     TO PURCHASE PATLEX
                                   NAME                                COMMON SHARES
        ----------------------------------------------------------  --------------------
        Frank Borman..............................................         100,000
        Richard Laitinen..........................................          20,000
        J. Henry Muetterties......................................          20,000
        Kenneth G. Langone........................................         100,000
        Gary E. Erlbaum...........................................         100,000
        All executive officers and directors as a group (5
          persons)................................................         340,000

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Invemed Associates, Inc. ("Invemed"), a company of which Mr. Langone is majority owner, acted as a financial advisor to AFG (the parent of Patlex at that time) in connection with the AFG/KeyCorp Merger and the Distribution and received a fee of approximately $2,470,000 for its services from AFG in connection therewith. Mr. Langone is also Chairman of the Board of Invemed.

     Kenneth G. Langone and Gary E. Erlbaum, who are directors and shareholders of Patlex, are members of the board of directors of DBT, and are the beneficial owners of 200,000 shares and 49,600 shares, respectively of DBT. See "Introduction -- Interests of Certain Persons in the Merger," "Principal Shareholders of Patlex" and "Principal Shareholders of DBT."

     In November 1995, DBT extended a loan to Hank Asher, DBT's President and majority shareholder, in return for an unsecured demand note, bearing interest at 8%, payable to DBT in the amount of $200,000. In addition, during 1995 advances totalling $54,100 were made to Mr. Asher, without interest, which were repaid on January 12, 1996.

     On February 7, 1994, DBT entered into a debt and royalty agreement with a consortium of seven individuals including Jack Hight. During 1995, Mr. Hight became a shareholder and director of DBT. The agreement provided the financing necessary for DBT to enter the Texas market with its database services. The agreement provided for a loan to DBT of $200,000, repayable without interest as follows: for five months beginning May 1994, 50% of specified revenues from Texas operations or $2,000, whichever is greater, then beginning October 1994, 50% of specified revenues from Texas operations or $5,000, whichever is greater, until the $200,000 note is repaid. During 1995 and 1994, $94,800 and $25,000, respectively, was repaid. See Note 6 to DBT's Financial Statements. The agreement also provided for DBT to grant to the consortium a royalty to share in the revenues of the Texas expansion up to $800,000, computed as follows: after the $200,000 note is repaid, the consortium will receive 10% of specified revenues from Texas operations until $800,000 is paid.

     Indar Corporation ("Indar"), a Florida corporation owned by Hank Asher, provided management and other services to DBT under an agreement between Indar and DBT from December 1994 until the agreement expired in November 1995. DBT paid a total of $282,500 to Indar under the agreement.

                        PRINCIPAL SHAREHOLDERS OF PATLEX

     The following table sets forth certain information, as of February 7, 1996, before and after giving effect to the Merger (and the Reorganization), regarding the beneficial ownership of the Patlex Common Shares by (i) each person known by Patlex to be the beneficial owner of more than 5% of the outstanding Patlex Common Shares, (ii) each director and executive officer of Patlex and (iii) all directors and executive officers of Patlex as a group. Each person named has sole voting and investment power with respect to the shares indicated except as otherwise stated in the notes to the table.

                                                PATLEX COMMON SHARES             HOLDCO COMMON SHARES
                                                 BENEFICIALLY OWNED               BENEFICIALLY OWNED
                                                 BEFORE THE MERGER                 AFTER THE MERGER
                                            ----------------------------     ----------------------------
                   NAME                     NUMBER OF SHARES     PERCENT     NUMBER OF SHARES     PERCENT
- ------------------------------------------  ----------------     -------     ----------------     -------
Kenneth G. Langone(1).....................       329,081           12.5%           915,569(7)       11.9%
Gary E. Erlbaum(2)........................       226,659            8.6            372,108(8)        4.8
Quantum Partners LDC(3)...................       209,336            8.3            209,336           2.7
Frank Borman(4)...........................       114,200            4.3            114,200           1.5
J. Henry Muetterties(5)...................        24,911              *             24,911             *
Richard Laitinen(5).......................        21,157              *             21,157             *
All executive officers and directors as a
  group (5 persons)(6)....................       716,008           25.0          1,447,946          18.2

- ---------------
 *  Less than 1%

(1) Includes 53,906 shares owned by Invemed Associates, Inc. of which Mr. Langone is Chairman of the Board and a majority owner and 100,000 shares issuable upon exercise of presently exercisable options.

(2) Includes (i) 21,933 shares owned by SPSP Corporation of which Mr. Erlbaum is a director, President and shareholder, (ii) 11,343 shares held by trusts for which Mr. Erlbaum serves as trustee or co-trustee, (iii) 20,000 shares owned by the Erlbaum Family L.P., of which Mr. Erlbaum is President of the general partner, (iv) 1,890 shares owned by Mr. Erlbaum's son, and (v) 100,000 shares issuable upon exercise of presently exercisable options.

(3) The address of Quantum Partners LDC is 888 Seventh Avenue, New York, NY 10106-0001. Share information is based on a shareholder list as of December 13, 1995.

(4) Includes 100,000 shares issuable upon exercise of presently exercisable options.

(5) Includes 20,000 shares issuable upon exercise of presently exercisable options.

(6) Includes an aggregate of 340,000 shares issuable upon exercise of presently exercisable options.

(7) Includes 293,244 shares to be received by each of Mr. Langone and Invemed Associates, Inc. in the Merger in exchange for DBT Common Shares. See "Principal Shareholders of DBT."

(8) Includes 145,449 shares to be received in the Merger in exchange for DBT Common Shares owned by the Erlbaum Family, L.P., of which Mr. Erlbaum is President of the general partner. See "Principal Shareholders of DBT."

                         PRINCIPAL SHAREHOLDERS OF DBT

     At February 7, 1996, there were 18 holders of record of DBT Common Shares. The following table sets forth certain information as of February 7, 1996, before and after giving effect to the Merger (and the Reorganization), regarding the beneficial ownership of DBT Common Shares by (i) each person known by DBT to be the beneficial owner of more than 5% of the outstanding DBT Common Shares,
(ii) each director and executive officer of DBT, and (iii) all directors and executive officers of DBT as a group. Each person named has sole voting and investment power with respect to the shares indicated except as otherwise stated in the notes to the table.

                                                 DBT COMMON SHARES               HOLDCO COMMON SHARES
                                                 BENEFICIALLY OWNED               BENEFICIALLY OWNED
                                                 BEFORE THE MERGER                AFTER THE MERGER+
                                            ----------------------------     ----------------------------
                   NAME                     NUMBER OF SHARES     PERCENT     NUMBER OF SHARES     PERCENT
- ------------------------------------------  ----------------     -------     ----------------     -------
Hank Asher(1)(2)..........................        946,667          54.5%         2,776,049          36.4%
Charles Asher(1)(2).......................        333,333          19.2            977,481          12.8
Kenneth G. Langone(3).....................        200,000(4)       11.5            915,569(6)       11.9
Gary E. Erlbaum(3)........................         49,600(5)        2.9            372,108(7)        4.8
Jack Hight(1).............................         35,555           2.0            104,263           1.4
Sari A. Zalcberg(1)(2)....................         17,775           1.0             52,124             *
Christiane Breton.........................         17,778           1.0             52,133             *
Darrell Goodwin...........................         32,583           1.9             95,548           1.2
All executive officers and directors as a
  group (8 persons).......................      1,633,291          94.1          4,789,536          61.2

- ---------------
 *  Less than 1%

 + Assumes an exchange ratio of approximately 2.93 Holdco Common Shares for each one DBT Common Share, based on the number of Patlex Common Shares and options outstanding as of February 7, 1996.

(1) Hank Asher, Charles Asher, Jack Hight and Sari A. Zalcberg have been designated by DBT to be directors of Holdco upon the effectiveness of the Merger.

(2) Hank Asher, Charles Asher and Sari Zalcberg are siblings.

(3) Kenneth G. Langone and Gary E. Erlbaum are also directors and shareholders of Patlex, and have been designated by Patlex to be directors of Holdco upon the Reorganization.

(4) Includes 100,000 shares owned by Invemed Associates, Inc. of which Mr. Langone is the Chairman of the Board and a majority owner.

(5) Consists of 49,600 shares owned by the Erlbaum Family L.P., of which Mr. Erlbaum is President of the general partner.

(6) Includes 329,081 Patlex Common Shares. See "Principal Shareholders of
    Patlex."

(7) Includes 226,659 Patlex Common Shares. See "Principal Shareholders of
    Patlex."

                     AMENDED AND RESTATED STOCK OPTION PLAN

PROPOSED AMENDMENTS

     The Patlex Corporation 1995 Stock Option Plan (the "Plan") was approved by the Board of Directors as of March 1995 and by AFG as sole shareholder of Patlex on September 8, 1995. The purpose of the Plan is to recognize the contributions made to Patlex by its employees and certain consultants or advisors, to provide these individuals with additional incentives to devote themselves to Patlex's future success and to improve Patlex's ability to attract, retain and motivate individuals upon whom Patlex's sustained growth and financial success depend. The Plan is also intended as an additional incentive to directors who are not employees of the Company to serve on Patlex's Board of Directors and to devote themselves to the future success of Patlex.

     The Plan provides for the grant of options to purchase Patlex Common Shares to be made to employees, officers, directors and independent contractors of Patlex. The Plan is intended to assist Patlex and its subsidiaries after the Merger in attracting, retaining and motivating employees, officers, directors and independent contractors of particular merit and, will provide for the grant of options to employees of DBT after the Merger.

     As a result of the Reorganization, Holdco will assume and continue the Plan and assume all outstanding stock options thereunder. Each holder of an option granted under the Plan will, following the effectiveness of the Reorganization, be entitled to purchase a number of Holdco common shares equal to the number of Patlex Common Shares such holder was entitled to purchase immediately prior to the effectiveness of the Reorganization, upon the terms and conditions as under the Plan and the option agreements relating thereto in effect immediately prior to the Reorganization.

     The Boards of Directors of Patlex and Holdco approved, subject to the approval of holders of Patlex Common Stock, an amended and restated Plan including (i) an increase in the number of authorized shares thereunder from 375,000 to 900,000 shares available for granting options under the Plan, (ii) amendments to the provisions regarding administration of the Plan and (iii) amendments to the provisions regarding treatment of option holders upon a change of control in Holdco. The complete text of the Plan, as amended and restated, is attached as Appendix F hereto.

VOTE REQUIRED

     The affirmative vote of the holders of a majority of the votes cast by the holders of Patlex Common Shares present, or represented by proxy, and entitled to vote at the Meeting is required to approve the amendment to the Plan.

     THE PATLEX BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDED AND RESTATED PLAN. If the Merger Agreement is not approved, the Plan amendment will not be implemented, notwithstanding Patlex shareholder approval of such proposal. Approval of the Plan amendment by the Patlex shareholders is not a condition to the Merger.

DESCRIPTION OF THE PLAN

     Options. The Plan provides for the grant of incentive stock options ("ISOs") and nonqualified stock options ("NQSOs") to officers and employees (including employees who are also directors) and key advisors, such as consultants, independent contractors and principals of organizations involved with Patlex.

     Administration. A committee (the "Committee"), consisting of not less than two persons appointed by the board of directors of Patlex, all of whom must be "disinterested persons" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended and "outside directors" as defined in Section 162(m) of the Code. The Committee has the authority to administer and interpret the Plan as well as the authority to determine (i) the individuals to whom options are granted, (ii) the type, size and terms of the options, (iii) the timing of grants and the duration of the exercise period, and (iv) any other matters arising under the Plan.

     Shares Subject to the Plan. The aggregate number of shares of common stock that have been or may be issued or transferred under the Plan is 900,000 shares.

     Terms of Option Grants. Under the Plan, the Committee has full discretion to determine the term, exercisability (vesting), and price of options granted under the Plan. The Committee also has the authority to accelerate exercisability (vesting) of options granted under the Plan. The option price for ISOs, however, must be equal to or greater than the "fair market value" of the stock on the date of grant. NQSOs may be issued at a price that is greater than, equal to or less than the fair market value. The Plan limits the minimum option price of NQSOs to 85% of the fair market value of the stock on the date of grant.

     Corporate Transactions. Upon a sale or exchange of assets, dissolution or liquidation, or merger or consolidation where the company does not survive, all outstanding options will accelerate automatically unless comparable substitute options are granted or cashouts provided. The Committee is responsible to determine the comparability and its decision is final and binding. In the event of a sale or exchange of assets, dissolution or liquidation, or merger or consolidation where the company does survive, the Committee may, in its sole discretion, elect to accelerate the outstanding options.

FEDERAL INCOME TAX CONSEQUENCES

     There are no federal income tax consequences to optionees or to Patlex upon the grant of an NQSO under the Plan. Upon the exercise of NQSOs, optionees will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price of the NQSO, and the company generally will be entitled to a corresponding federal income tax deduction. Upon the sale of shares of common stock acquired by exercise of an NQSO, an optionee will have a capital gain or loss (long-term or short-term depending upon the length of time the shares were held) in an amount equal to the difference between the amount realized upon the sale and the optionee's adjusted tax basis in the shares of common stock (the exercise price plus the amount of ordinary income recognized by the optionee at the time of exercise of the NQSO).

     An optionee of an ISO will not recognize taxable income for purposes of the regular income tax, upon either the grant or exercise of the ISO. However, for purposes of the alternative minimum tax imposed under the Code, in the year in which an ISO is exercised, the amount by which the fair market value of the shares of common stock acquired upon exercise exceeds the stock option price will be treated as an item of adjustment and included in the computation of the recipient's alternative minimum taxable income in the year of exercise. An optionee will recognize long-term capital gain or loss on a disposition of the shares acquired upon exercise of an ISO provided that the optionee does not dispose of such shares within two years from the date the ISO was granted and within one year after such shares were transferred to him. If the optionee satisfies the foregoing holding periods, then the company will not be allowed a deduction by reason of the grant or exercise of the ISO. As a general rule, if an optionee disposes of the shares acquired upon exercise of an ISO before satisfying both holding period requirements (a "disqualifying disposition"), the gain recognized on such a disposition will be taxed as ordinary income to the extent of the difference between the fair market value of such shares on the date of exercise and the option price, and the company will be entitled to a deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income on such a disqualifying disposition will be long-term or short-term capital gain, depending upon the length of time the optionee held the shares prior to the disposition.

SECTION 162(M) OF THE CODE

     Under section 162(m) of the Code, Patlex may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated officers of a public company in any one year. An exception does exist, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by shareholders that meets certain requirements. The Plan is intended to satisfy these requirements. Options granted at below market value, however, will not qualify as performance-based compensation for these purposes.

ACCOUNTING CONSEQUENCES

     There is no charge to the income of the company in connection with the grant or exercise of an option under the Plan as long as the exercise price is not below the market price on the date of grant, the number of shares is fixed at the grant date, and vesting is not conditioned upon performance. Any tax benefit received by the company upon exercise of an NQSO or as a result of a disqualifying disposition of option shares obtained upon exercise of an ISO is reflected as a credit to capital in excess of par value and not as income. Earnings per share may be affected by the Plan by the effect on the calculation, as prescribed under generally accepted accounting principles, of the number of outstanding shares of common stock. At the time shares are actually issued as a result of the exercise of stock options, additional dilution of earnings per share could result.

                                 LEGAL OPINIONS


     Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will render an opinion with respect to the validity of the Holdco Common Shares to be issued in connection with the Merger and the Reorganization. Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will render an opinion with respect to certain federal income tax consequences of the Merger and the Reorganization.


                                    EXPERTS

     The financial statements of Patlex Corporation at June 30, 1995 and 1994 and for each of the two years in the period ended June 30, 1995 and the balance sheet of Patlex Holdings, Inc. at April 11, 1996, appearing in this Proxy Statement/Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

     The financial statements of DBT as of December 31, 1994 and for the year then ended included in this Proxy Statement/Prospectus have been audited by Ahearn, Jasco + Company, P.A., independent auditors, as stated in their report included herein and in the Registration Statement of which this Proxy Statement/Prospectus is a part, and have been so included in reliance upon the authority of said firm as experts in accounting and auditing.

     The financial statements of DBT as of December 31, 1995 and for the year then ended, included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
PATLEX HOLDINGS, INC.
Report of Ernst & Young LLP, Independent Auditors.....................................   F-2
Balance Sheet at April 11, 1996.......................................................   F-3
Notes to Balance Sheet................................................................   F-4
PATLEX CORPORATION
Report of Ernst & Young LLP, Independent Auditors.....................................   F-5
Balance Sheets at June 30, 1995 and 1994 and December 31, 1995........................   F-6
Statements of Earnings for the six months ended December 31, 1995 and 1994 (unaudited)
  and the years ended June 30, 1995 and 1994 (audited)................................   F-7
Statements of Stockholder's Equity for the years ended June 30, 1994 and 1995
  (audited) and for the six months ended December 31, 1995 (unaudited)................   F-8
Statements of Cash Flows for the six months ended December 31, 1995 and 1994
  (unaudited) and the years ended June 30, 1995 and 1994 (unaudited)..................   F-9
Notes to Financial Statements.........................................................  F-10
DATABASE TECHNOLOGIES, INC.
Report of Deloitte & Touche LLP, Independent Auditors.................................  F-19
Report of Ahearn, Jasco + Company, P.A., Independent Auditors ........................  F-20
Balance Sheets at December 31, 1995 and 1994..........................................  F-21
Statements of Income for the years ended December 31, 1995 and 1994...................  F-22
Statements of Changes in Stockholders' Equity for the years ended December 31, 1995 and 1994............................................................................  F-23
Statements of Cash Flows for the years ended December 31, 1995 and 1994...............  F-24
Notes to Financial Statements.........................................................  F-25

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Patlex Holdings, Inc.

     We have audited the accompanying balance sheet of Patlex Holdings, Inc. as of April 11, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly in all material respects, the financial position of Patlex Holdings, Inc. at April 11, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois
April 11, 1996

                             PATLEX HOLDINGS, INC.
                            (A DELAWARE CORPORATION)

                                 BALANCE SHEET
                                 APRIL 11, 1996

ASSETS
Cash and cash equivalents.............................................................  $100
                                                                                        ----
          Total Assets................................................................  $100
                                                                                        ====
STOCKHOLDER'S EQUITY
Preferred stock, $.10 par value, 5,000,000 shares authorized: none issued.............  $ --
Common stock, $.10 par value, 40,000,000 shares authorized: 100 shares issued.........    10
Additional paid-in capital............................................................    90
                                                                                        ----
          Total Stockholder's Equity..................................................  $100
                                                                                        ====

                          See notes to balance sheet.

                             PATLEX HOLDINGS, INC.
                            (A DELAWARE CORPORATION)

                             NOTES TO BALANCE SHEET

1. ORGANIZATION

     Patlex Holdings, Inc. (the Company) is a wholly-owned subsidiary of Patlex Corporation (Patlex) that was established to hold all the common stock of Patlex and Database Technology, Inc. (DBT) when the shareholders of Patlex approve and adopt (i) a plan of merger and reorganization pursuant to which Patlex will be reorganized into a holding company structure, whereby at the time of the reorganization, the holders of Patlex common shares will become holders of shares of common stock of the Company, a new publicly-held holding company that will subsequently be renamed DBT Online, Inc., and Patlex will become a wholly-owned subsidiary of the Company; (ii) an agreement of merger dated as of February 7, 1996 pursuant to which DBT Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of the Company will be merged with and into DBT with DBT continuing as the surviving corporation and a wholly-owned subsidiary of the Company. This Company has not conducted any significant business since incorporation and will not become an operating company after the merger.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICY

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less at the date of purchase.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Patlex Corporation

     We have audited the accompanying balance sheets of Patlex Corporation (Patlex) as of June 30, 1995 and 1994, and the related statements of earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of Patlex's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patlex at June 30, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois
August 9, 1995

                               PATLEX CORPORATION

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)



                                                                                  JUNE 30,
                                                          MARCH 31,         ---------------------
                                                             1996            1995          1994
                                                         ------------       -------       -------
                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash.................................................    $  6,280         $ 3,703       $ 1,700
  Accounts and notes receivable, net of allowance for
     doubtful accounts of $200.........................         167             916         3,209
  Prepaid expenses.....................................         118              25            64
                                                            -------         -------       -------
          Total current assets.........................       6,565           4,644         4,973
  Property and equipment, net..........................         381             391           422
Investment in patents, less accumulated amortization...      14,438          15,771        17,714
                                                            -------         -------       -------
          Total assets.................................    $ 21,384         $20,806       $23,109
                                                            =======         =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and other current liabilities.......    $    639         $   369       $   129
  Current portion of long-term debt....................          27           1,044         1,058
  Due to other laser patents interest holders..........       1,470           1,612         2,082
  Income taxes payable.................................         626             237            --
                                                            -------         -------       -------
          Total current liabilities....................       2,762           3,262         3,269
Note payable to bank...................................         224             243           269
Long-term debt, less current portion...................          --              --           986
Deferred income taxes..................................       3,839           4,172         4,656
                                                            -------         -------       -------
          Total liabilities............................       6,825           7,677         9,180
                                                            -------         -------       -------
Stockholders' equity:
  Preferred stock, $.10 par value. Authorized 1,000,000
     shares; no shares issued or outstanding...........          --              --            --
  Common stock, $.10 par value. Authorized 10,000,000
     shares; issued and outstanding 2,527,049 shares
     and 1,000 shares at March 31, 1996, and June 30,
     1995 and 1994, respectively.......................         253              --            --
  Capital in excess of par value.......................      12,876          13,129        13,929
  Retained earnings....................................       1,430              --            --
                                                            -------         -------       -------
          Total stockholders' equity...................      14,559          13,129        13,929
                                                            -------         -------       -------
          Total liabilities and stockholders' equity...    $ 21,384         $20,806       $23,109
                                                            =======         =======       =======

                             See accompanying notes

                               PATLEX CORPORATION

                             STATEMENTS OF EARNINGS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       NINE MONTHS ENDED          YEAR ENDED
                                                           MARCH 31,               JUNE 30,
                                                      -------------------     -------------------
                                                       1996         1995       1995        1994
                                                      ------       ------     -------     -------
                                                          (UNAUDITED)
Revenue:
  Laser patents royalties...........................  $5,473       $4,352     $ 6,253     $ 6,795
                                                      ------       ------     -------     -------
Costs and expenses:
  General and administrative........................   1,409          745       1,053       1,211
  Amortization of patents...........................   1,333        1,498       1,943       2,587
  Depreciation......................................      18           17          21          53
  Spin-off costs....................................      --           --         200          --
                                                      ------       ------     -------     -------
          Total costs and expenses..................   2,760        2,260       3,217       3,851
                                                      ------       ------     -------     -------
          Operating income..........................   2,713        2,092       3,036       2,944
                                                      ------       ------     -------     -------
Other income (deductions):
  Interest income...................................     205           94         184          62
  Interest expense..................................     (86)        (153)       (182)       (317)
  Other, net........................................      11           13          92          16
                                                      ------       ------     -------     -------
          Total other income (deductions), net......     130          (46)         94        (239)
                                                      ------       ------     -------     -------
          Earnings before income taxes..............   2,843        2,046       3,130       2,705
Provision for income taxes..........................  (1,413)        (903)     (1,430)     (1,252)
                                                      ------       ------     -------     -------
          Net earnings..............................  $1,430       $1,143     $ 1,700     $ 1,453
                                                      ======       ======     =======     =======
          Net earnings per common share.............  $ 0.69       $ 0.45     $  0.67     $  0.58
                                                      ======       ======     =======     =======
Weighted average number of common shares and common
  shares equivalent outstanding (In Thousands)......   2,062        2,524       2,524       2,524
                                                      ======       ======     =======     =======

                             See accompanying notes

                               PATLEX CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
    YEARS ENDED JUNE 30, 1994 AND 1995 AND NINE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                             COMMON STOCK           CAPITAL
                                         --------------------     IN EXCESS OF     RETAINED
                                          SHARES       AMOUNT      PAR VALUE       EARNINGS      TOTAL
                                         ---------     ------     ------------     --------     -------
Balance, June 30, 1993.................      1,000      $ --        $ 14,469       $     --     $14,469
  Net earnings.........................         --        --              --          1,453       1,453
  Dividends paid,
     per common share $0.79............         --        --            (540)        (1,453)     (1,993)
                                         ---------       ---          ------          -----      ------
Balance, June 30, 1994.................      1,000      $ --        $ 13,929       $     --     $13,929
  Net earnings.........................         --        --              --          1,700       1,700
  Dividends paid,
     per common share $0.99............         --        --            (800)        (1,700)     (2,500)
                                         ---------       ---          ------          -----      ------
Balance, June 30, 1995.................      1,000      $ --        $ 13,129       $     --     $13,129
  Common stock distributed in
     connection with spin-off..........  2,523,388       252            (252)            --          --
  Exercise of stock options............      2,661         1              (1)            --          --
  Net earnings.........................         --        --              --          1,430       1,430
                                         ---------       ---          ------          -----      ------
Balance, March 31, 1996................  2,527,049      $253        $ 12,876       $  1,430     $14,559
                                         =========       ===          ======          =====      ======

                             See accompanying notes

                               PATLEX CORPORATION

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                       NINE MONTHS ENDED        YEAR ENDED JUNE 30,
                                                           MARCH 31,
                                                     ---------------------     ---------------------
                                                       1996         1995         1995         1994
                                                     --------     --------     --------     --------
                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings from operations.......................   $1,430      $ 1,143      $ 1,700      $ 1,453
  Adjustments to reconcile net earnings to net cash
     provided by operations:
     Depreciation..................................       18           17           21           53
     Amortization..................................    1,333        1,498        1,943        2,587
     Note discount.................................       14           27           31           48
     Gain on sale of assets........................       --           --          (75 )         --
     Decrease (increase) in receivables, net of
       Increase (decrease) in due to other laser
       patents interest holders....................      607        1,542        1,823           23
  Decrease (increase) in prepaid expenses..........      (93)          40           39          (45 )
  Increase (decrease) in income taxes payable......      389           38          237       (1,439 )
  Increase (decrease) in all other current
     liabilities...................................      270           20          240           (8 )
     Increase (decrease) in deferred income
       taxes.......................................     (333)        (378 )       (484 )        343
                                                      ------      -------      -------      -------
Net cash provided by operating activities..........    3,635        3,947        5,475        3,015
                                                      ------      -------      -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment............       (8)         (12 )        (15 )         (1 )
  Proceeds from sale of assets.....................       --           --          100          322
                                                      ------      -------      -------      -------
Net cash provided by investing activities..........       (8)         (12 )         85          321
                                                      ------      -------      -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of debt................................   (1,050)      (1,050 )     (1,057 )     (1,060 )
  Dividends paid to parent corporation.............       --       (2,500 )     (2,500 )     (1,993 )
                                                      ------      -------      -------      -------
Net cash used in financing activities..............   (1,050)      (3,550 )     (3,557 )     (3,053 )
                                                      ------      -------      -------      -------
Net increase in cash...............................    2,577          385        2,003          283
Cash, beginning of period..........................    3,703        1,700        1,700        1,417
                                                      ------      -------      -------      -------
Cash, end of period................................   $6,280      $ 2,085        3,703        1,700
                                                      ======      =======      =======      =======
Supplemental cash flow information:
     Interest paid.................................   $   74      $   163      $   169      $   238
                                                      ======      =======      =======      =======
     Income taxes paid.............................   $1,362      $ 1,199        1,639      $   957
                                                      ======      =======      =======      =======

                             See accompanying notes

                               PATLEX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

     Information pertaining to the nine month periods ended March 31, 1996 and 1995, the interim financial statements, is unaudited. The accompanying interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Such adjustments consist solely of normal recurring accruals. Results for interim periods are not necessarily indicative for a full year.

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     On September 27, 1995 AutoFinance Group, Inc., a California corporation
(AFG), as the then sole shareholder of the Company, effected the distribution of 95.01% of the outstanding shares of the Company's common stock to the holders of shares of common stock of AFG. On September 27, 1995, AFG merged with and in to Key Auto Inc. ("Key Auto"), an Ohio corporation and a wholly owned subsidiary of Key Corp. Key Auto, as the successor to AFG, retained the 4.99% of the outstanding shares of the company's common stock which were not distributed in the distribution. As a consequence of the distribution, the Company is an independent, public company. The consummation of the distribution was a condition to the merger because Key Corp is not permitted under federal banking law to acquire the assets and business of Patlex. Accounting for the distribution of the assets and liabilities was based on the recorded amounts which approximated net realizable value.

     On December 11, 1992, Patlex Corporation (Patlex) merged with and became a subsidiary of AutoFinance Group, Inc. (AFG). The merger was consummated by exchanging each of the 5,180,863 common shares outstanding of Patlex at the time of the merger for 1.4 shares of common stock of AFG. The fair values of the assets acquired and liabilities assumed were fully allocated to Patlex.

ORGANIZATION

     Patlex is engaged in enforcing and exploiting a group of laser related patents ("the Laser Patents"), through litigation and a licensing program ("the Patent Business"). The Patent Business includes the identification of infringers and laser patent applications which infringe the Laser Patents and the execution of licensing agreements through normal commercial negotiations or pursuant to settlements of litigation brought against infringers of the patents. Patlex was incorporated under the laws of the Commonwealth of Pennsylvania and has engaged in the Patent Business since 1979.

     Patlex conducts its patent enforcement and exploitation business in Las Cruces, New Mexico with separate executive, legal, treasury and accounting functions. Management of Patlex believes that Patlex's general and administrative costs are those Patlex would incur as a separate company.

     Patlex owns a 64% income interest and a 42.86% ownership interest in several patents, the most significant of which derive from patent applications originally filed by Dr. Gordon Gould in 1959. NGN Acquisition Corporation (NGN), a corporation owned by Dr. Gould and his family, holds the remaining 57.14% ownership interest in the Laser Patents. Other income interests in the Laser Patents are held by NGN (20%) and Refac Financial Corporation (REFAC) (16%). In addition to NGN's 20% income interest, Patlex is contractually obligated to pay NGN an additional 1.5% of the first $198,800,000 of net royalty income. As of March 31, 1996, total royalties collected under the Laser Patents were approximately $100,580,000, approximately $96,295,000 of which constituted net royalty income from which other income interests payments were calculated.

     Patlex has the right to receive out of the laser patent royalty revenues an amount equal to expenses incurred and paid by Patlex which are directly related to enforcing and litigating the Laser Patents. Such expenses are deducted from the total laser patent royalty revenues; the resultant royalty amount constitutes net

                               PATLEX CORPORATION

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)
laser patent royalties. Royalty payments payable to the Laser Patent interest holders are computed on the basis of net royalties.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the Statement of Cash Flows, cash and cash equivalents include highly liquid investments purchased with the original maturity of three months or less.

PROVISION FOR INCOME TAXES

     Patlex adopted Statement of Financial Accounting Standards No. 109 (SFAS
109), "Accounting for Income Taxes" during the year ended June 30, 1993. SFAS 109 requires a change from the deferred method of accounting for income taxes to the liability method. Under SFAS 109, deferred tax liabilities and assets are determined based on differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. As permitted under SFAS 109, prior years' financial statements have not been restated. Because there was no significant statement of earnings effect as a result of the adoption of SFAS 109, Patlex did not recognize a cumulative effect change in accounting principle.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures About Fair Value of Financial Instruments," was issued by the Financial Accounting Standards Board in December 1991. SFAS 107 requires the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. If estimating fair value is not practicable, SFAS 107 requires disclosure of descriptive information pertinent to estimating the value of a financial instrument. SFAS 107 is effective for financial statements issued for fiscal years ending after December 15, 1992, except for entities with less than $150 million in total assets in the current financial statements, for which it is effective for fiscal years ending after December 15, 1995. Patlex has not yet determined the full impact of the new accounting standard and, in accordance with the effective date exception noted, has not adopted SFAS 107.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Betterments and major renewals are capitalized and included in property and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

     Depreciation charges for financial reporting purposes are determined on the straight-line basis. Accelerated depreciation is generally used for income tax purposes.

REVENUE RECOGNITION

     The basis of reporting royalty revenues is derived from Patent License Agreements between Patlex and approximately 235 licensees. The licensees are obligated to file periodic activity reports which reflect gross royalties due Patlex. Included in the gross royalties reported by the licensees are amounts due to others as

                               PATLEX CORPORATION

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)
explained in "Organization" herein above. Patlex reports as royalty revenue only its share of the gross royalties reported by the licensees.

NET EARNINGS PER SHARE

     Net earnings per common share for the nine month period ended March 31, 1996 presented was computed by dividing net income for the period by the weighted average number of common shares outstanding during the period plus common stock equivalent shares issuable upon exercise of stock options using the treasury stock method. Pro forma net earnings and dividends per share for the prior periods presented is computed by giving effect to the number of shares of Patlex's common stock which would have been outstanding had the distribution occurred two years earlier with no change in the number of shares outstanding occurring since that date.

STOCK OPTIONS

     In October, 1995 the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation", which will be effective for, and reflected in, financial statements of Patlex beginning with fiscal years ending after December 15, 1995. The Statement allows companies to expense the fair value of employee stock options or to continue the Company's current practice of recognizing no compensation expense since the amount an employee must pay to acquire the Company's stock (the option exercise price) is equal to the stock's market value at the grant date. Companies not expensing the fair value of employee stock options will be required to disclose the pro forma effect on operations had the fair value of the options been expensed. Patlex anticipates implementing the disclosure requirements of the Statement in its 1996 financial statements.

INVESTMENT IN PATENTS

     Investment in Patents is recorded at the excess of the cost basis from the merger with AFG over the fair values of net assets acquired by AFG at the time of the merger. Investment in Patents costs are amortized on the straight-line method over the remaining lives of the patents at the date of the merger. (See
Note 4).

     In accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, Patlex records impairment losses on long-lived assets used in its operation when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No events and circumstances indicate that the Investment in Patents might be impaired.

2. ACCOUNTS AND NOTES RECEIVABLE

     Accounts and Notes Receivable at March 31, 1996 and June 30, 1995 and 1994 consist of the following (in thousands):

                                                                                JUNE 30,
                                                              MARCH 31,     -----------------
                                                                1996         1995       1994
                                                              ---------     ------     ------
    Amounts due on royalties earned.........................    $ 366       $1,008     $2,917
    Other receivables.......................................       --           82        448
    Notes receivable........................................        1           26         44
                                                                -----       ------     ------
    Accounts and notes receivable...........................      367        1,116      3,409
    Less: Allowance for doubtful accounts...................     (200)        (200)      (200)
                                                                -----       ------     ------
    Accounts and notes receivable, net of allowance.........    $ 167       $  916     $3,209
                                                                =====       ======     ======

                               PATLEX CORPORATION

2. ACCOUNTS AND NOTES RECEIVABLE -- (CONTINUED)
     Patlex has agreed to pay other Laser Patents interest holders their respective portion of all royalties on the Laser Patents collected by Patlex. Accordingly, Patlex has accrued liabilities due to other Laser Patents interest holders for their share of the accounts and notes receivable listed above relating to Laser Patents royalties.

3. PROPERTY AND EQUIPMENT

     Asset costs, accumulated depreciation and estimated useful lives at March 31, 1996, June 30, 1995 and 1994 are as follows (in thousands, except for years):

                                                      ESTIMATED                      JUNE 30,
                                                     USEFUL LIFE     MARCH 31,     -------------
                                                       (YEARS)         1996        1995     1994
                                                     -----------     ---------     ----     ----
    Land...........................................                    $ 207       $207     $207
    Office building................................     31               193        193      193
    Furniture and equipment........................     5 - 7             53         45       55
                                                                        ----       ----     ----
    Total property and equipment, at cost..........                      453        445      455
    Accumulated depreciation.......................                      (72)       (54)     (33)
                                                                        ----       ----     ----
    Property and equipment, net of accumulated
      depreciation.................................                    $ 381       $391     $422
                                                                        ====       ====     ====

     Depreciation expense was $18,000 and $17,000 for the nine months ended March 31, 1996 and 1995 and $21,000 and $53,000 for the years ended June 30, 1995 and 1994, respectively.

4. INVESTMENT IN PATENTS

     Investment in patents at March 31, 1996 and June 30, 1995 and 1994 consists of the following (in thousands):

                                                                               JUNE 30,
                                                            MARCH 31,     -------------------
                                                              1996         1995        1994
                                                            ---------     -------     -------
    Excess of cost over fair value of net assets acquired
      resulting from merger with AFG in 1992..............   $20,427      $20,427     $21,732
    Less: accumulated amortization........................    (5,989)      (4,656)     (4,018)
                                                             -------      -------     -------
                                                             $14,438      $15,771     $17,714
                                                             =======      =======     =======

     Patlex owns a 64% income interest in laser patent revenue relating to certain patents issued to Dr. Gordon Gould relating to laser technology.

     The Laser Patents and their expiration dates are as follows:

  U. S.
  PATENT                                         EXPIRATION
  NUMBER          DESCRIPTION OF PATENT             DATE
- ----------    -----------------------------    --------------
4,161,436     Use Patent                       July 1996
4,704,583     Gas Discharge Laser Patent       November 2004
4,746,201     Brewster Angle Window Patent     May 2005

     The Optically Pumped Laser Patent (U. S. Patent No. 4,053,845) expired in October 1994. Prior to its expiration, the Optically Pumped Laser Patent accounted for approximately 28% of the laser patent royalty revenues, the Gas Discharge Laser patent accounted for approximately 62% of the laser patent royalty

                               PATLEX CORPORATION

4. INVESTMENT IN PATENTS -- (CONTINUED)
revenues, the Use Patent accounted for approximately 10% of the laser patent royalty revenues and the Brewster Angle Window Patent accounted for less than 0.25% of laser patent royalty revenues. Patlex anticipates that the decrease in royalty revenues as a result of the expiration of the Optically pumped Laser Patent may be offset to some extent by increased royalty revenues from the Use and/or Brewster Angle Window Patents. Patlex's management has determined through its review of royalty reports filed by its licensees and discussions with representatives of, and counsel to such licensees, that certain of its licensees are paying royalties under the Use Patent and/or the Brewster Angle Window Patent with respect to laser products for which they had previously been paying royalties under the Optically Pumped Laser Patent.

5. LONG-TERM DEBT

     Long-term debt at March 31, 1996 and June 30, 1995 and 1994 consists of the following (in thousands):

                                                                                    JUNE 30,
                                                                    MARCH 31,   -----------------
                                                                      1996       1995      1994
                                                                    ---------   -------   -------
Mortgage payable to bank, interest at New York prime plus 1%,
  (9.0% at March 31, 1996 and June 30, 1995 and 8.0% at June 30,
  1994) adjusted daily, payable in monthly installments of $4,151;
  first payment commencing July 24, 1991, final payment due June
  2004; secured by land and building..............................    $ 251     $   270   $   296
Notes payable to individuals in the face amount of $1,031,000, less unamortized discount of $14,000 at June 30, 1995 and face amount of $2,062,000 less unamortized discount of $45,000 at
  June 30, 1994, with interest paid semi-annually on the unpaid principal balance at the rate of 7% per annum (an effective rate
  of 10% after discount)..........................................       --       1,017     2,017
                                                                    -------     -------   -------
                                                                        251       1,287     2,313
Less: Current maturities..........................................      (27)     (1,044)   (1,058)
                                                                    -------     -------   -------
                                                                      $ 224     $   243   $ 1,255
                                                                    =======     =======   =======

     The aggregate maturities of long-term debt for each of the five years from March 31, 1996 and June 30, 1995 are as follows (in thousands):

                                                             MARCH 31    JUNE 30
                                                             ---------   --------
                1996.......................................     $27       $1,058
                1997.......................................      33           29
                1998.......................................      36           32
                1999.......................................      38           35
                2000.......................................      42           38

6. COMMITMENTS AND CONTINGENCIES

EMPLOYMENT AGREEMENTS

     Patlex has employment contracts with its officers and controller which provide for minimum salary levels. One agreement automatically renews each year for a three-year period. The other three agreements expire on

                               PATLEX CORPORATION

6. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
December 31, 1998. The aggregate minimum commitments at March 31, 1996, and June 30, 1995 for future salaries under these agreements are as follows (in thousands):

                                                                MARCH 31     JUNE 30
                                                                --------     -------
            1996............................................      $441        $ 416
            1997............................................       441          416
            1998............................................       441          312

     Compensation expense is recorded over the term of these agreements in accordance with the payment terms.

LITIGATION

     Due to the nature of Patlex's business, especially its involvement in the enforcement of patent rights, Patlex has been continually involved in litigation with alleged infringers of patents in which Patlex owns an interest. Patlex regards all such lawsuits as occurring in the regular course of business. Furthermore, as a result of the involvement of the United States Patent and Trademark Office in granting and denying patent applications and in conducting re-examinations of patents, the Company has in the past been required to prosecute appeals of United States Patent and Trademark Office rulings adverse to the Company's interest to the United States District Court. No such appeals are pending at this time and the Company does not anticipate such appeals will be necessary in the future with regard to the Laser Patents. In connection with suits filed against alleged patent infringers to enforce a patent, defendants often file counterclaims seeking payment by the plaintiffs of any damages suffered by the defendants on account of the lawsuit and reimbursement by the plaintiffs of the defendant's costs and attorney's fees. While such counterclaims have been filed against the Company, to date the Company has not incurred liability with regard to such counterclaims. The Company may also be required to file suits to enforce collection and compliance under its patent license agreements with its current licensees.

     In July 1989, Patlex instituted a civil action in the United States District Court, District of New Jersey, against JEC Lasers, Inc. ("JEC Lasers"). JEC Lasers was granted a license containing terms more favorable than terms in licenses granted by Patlex to other licensees. Patlex's complaint requested the court to declare the license agreement to be nontransferable, based on JEC Lasers' historical financial condition and insolvency, and enjoin the licensee from transferring the license agreement to another laser manufacturer. A trial was held in April 1994. The court ruled that JEC Lasers is not barred from transferring the license agreement as part of a business combination. A judgment embodying the court's ruling was entered in August 1994, which Patlex appealed. The Court of Appeals affirmed the lower court's ruling.

     In November 1994, REFAC Financial Corporation ("REFAC") instituted a civil action in the United States District Court, Eastern District of Pennsylvania, alleging that Patlex improperly calculated the royalties due REFAC. The manner in which the royalties due REFAC are calculated has been consistent for more than six years. Patlex believes that the royalties due REFAC have been properly calculated, and that REFAC's claim is both without merit and time-barred. On February 28, 1996, a special verdict adverse to Patlex was returned. Post-trial motions have been denied but no separate judgment has been entered. The amount of any judgment against Patlex in this action will be less than $225,000. When a separate judgment is entered, Patlex intends to appeal this judgment.

STOCK OPTIONS

RIGHTS OF HOLDERS OF KEYCORP STOCK OPTIONS

     Prior to the merger with AFG, Patlex had a qualified and non-qualified employee-incentive stock option plan. Under the 1981 Incentive Stock Option Plan, options to purchase common shares could be granted at

                               PATLEX CORPORATION

6. COMMITMENTS AND CONTINGENCIES -- (CONTINUED) prices not less than fair market value on the date of grant, for a period not exceeding 10 years and were exercisable at the option of the holder. All options were assumed by AFG in connection with that merger in 1992.

     The merger agreement of KeyCorp and AFG provided that KeyCorp would assume each AFG Option granted by AFG pursuant to its option plans (the 1989 Stock Option and Performance Award Plan and the 1991 Stock Option Plan) which were outstanding and unexercised, whether or not exercisable, and convert each AFG Option into a KeyCorp Option. In addition, the distribution agreement provided that the holder of each KeyCorp Option granted upon conversion of an AFG Option would be entitled to receive upon exercise of such option, in addition to one share of KeyCorp common stock, one share of Patlex common stock for every eight shares of AFG common stock that would have been issuable except for the conversion to the KeyCorp Option.

     At March 31, 1996, a total of 70,665 shares of Patlex common stock, for which no consideration will accrue to Patlex, is issuable upon the exercise of KeyCorp stock options acquired by holders as a result of the merger of AFG and KeyCorp. Each holder is entitled to receive one share of Patlex common stock for every eight shares of KeyCorp common stock issuable upon exercise of such options.

PATLEX STOCK OPTION PLAN

     The 1995 Stock Option Plan (the "Plan"), approved by the Patlex Board of Directors as of March 31, 1995 and approved by AFG on September 8, 1995, provides for incentive and non-qualified stock options for designated officers, directors, employees and key advisors of Patlex. The aggregate number of shares of common stock that may be offered pursuant to the Plan amounts to 375,000.

     Options to purchase shares of common stock can be granted at a price determined by a committee appointed by the Board of Directors provided however, that the purchase price of shares subject to incentive stock options shall be equal to or greater than fair market value of shares of common stock at date of grant and a non-qualified stock options shall not be less than 85% of fair market value of a share of common stock at date of grant. Stock options are exercisable at the discretion of the committee. The term of each stock option is ten years. At March 31, 1996, 350,000 shares have been granted and are exercisable at $4.75 per share.

     Compensation expense is recognized for employee stock options when the price per share an employee must pay to acquire shares of Patlex common stock is less than the market price per share of Patlex common stock on the date of grant.

7. INCOME TAXES

PROVISION FOR INCOME TAXES

     Patlex adopted SFAS 109, "Accounting for Income Taxes," during 1993. SFAS 109 requires a change from the deferred method of accounting for income taxes to the liability method. Concurrent with the accounting for the assets acquired and liabilities assumed in the merger with AFG, a net deferred tax liability and an increase in intangibles of $3,831,000 was recorded, principally as a result of the difference between the financial and tax reporting basis of the investment in patents.

     The SFAS 109 adjustments recognize the deferred tax liability allocated by AFG in the purchase price accounting and was calculated giving recognition to AFG net operating loss carry-forwards. In 1993 and 1994, Patlex filed a consolidated tax return with AFG. The carry-forwards were utilized in 1993 and 1994 in the consolidated tax return. Pursuant to a tax sharing agreement, Patlex paid to its parent the book income tax provision, determined on a separate company basis. Under the terms of the spin-off of Patlex (See Note 1), the financial statement and the tax basis of assets and liabilities will carry over to Patlex. As these temporary

                               PATLEX CORPORATION

7. INCOME TAXES -- (CONTINUED)
differences reverse, Patlex will pay additional current taxes. Accordingly, deferred tax liabilities related to these temporary differences have been provided for in the accompanying financial statements. Because in prior years Patlex paid cash to AFG related to the deferred income tax provision, such prior payments have been reflected as dividends in the accompanying financial statements.

     The provision for income taxes for the nine months ended March 31, 1996 and 1995 and the years ended June 30, 1995 and 1994, consists of the following (in thousands):

                                                         MARCH 31,              JUNE 30,
                                                     ------------------     -----------------
                                                      1996       1995        1995       1994
                                                     ------     -------     ------     ------
    Federal:
      Current......................................  $1,447     $ 1,065     $1,589     $1,580
      Deferred.....................................    (276)       (314)      (402)      (540)
                                                      -----       -----     ------     ------
    Total federal..................................   1,171         751      1,187      1,040
                                                      -----       -----     ------     ------
    State:
      Current......................................     299         216        325        322
      Deferred.....................................     (57)        (64)       (82)      (110)
                                                      -----       -----     ------     ------
    Total state....................................     242         152        243        212
                                                      -----       -----     ------     ------
                                                     $1,413     $   903     $1,430     $1,252
                                                      =====       =====     ======     ======

     Patlex's deferred tax liability at March 31, 1996 and June 30, 1995 and 1994 consists of the following (in thousands):

                                                                                JUNE 30,
                                                              MARCH 31,     -----------------
                                                                1996         1995       1994
                                                              ---------     ------     ------
    Deferred tax assets:
      Capital loss carry-over...............................   $   905      $  868     $  868
      Other.................................................       430         188        114
                                                                 -----       -----      -----
    Total deferred tax assets...............................     1,335       1,056        982
    Valuation allowance for deferred tax assets.............      (905)       (868)      (868)
                                                                 -----       -----      -----
    Net deferred tax assets.................................       430         188        114
                                                                 -----       -----      -----
    Deferred tax liabilities:
      Patents...............................................     4,139       4,201      4,652
      Other.................................................       130         159        118
                                                                 -----       -----      -----
    Total deferred tax liabilities..........................     4,269       4,360      4,770
                                                                 -----       -----      -----
    Net deferred tax liability..............................   $ 3,839      $4,172     $4,656
                                                                 =====       =====      =====

     Patlex has available capital loss carry-overs for federal income tax purposes of approximately $2,125,728 which expire in 1996. For financial reporting purposes, a valuation allowance has been provided to reduce the deferred tax asset to an amount the Company believes is realizable.

                               PATLEX CORPORATION

7. INCOME TAXES -- (CONTINUED)
     The provision for income taxes differed from the statutory federal income tax rate for the nine months ended March 31, 1996 and 1995 and years ended June 30, 1995 and 1994 as a result of the following:

                                                            MARCH 31,         JUNE 30,
                                                          -------------     -------------
                                                          1996     1995     1995     1994
                                                          ----     ----     ----     ----
        Statutory federal income tax rate...............  35.0%    35.0%    35.0%    35.0%
        Capitalized merger costs........................   6.5       --      2.0       --
        Patent amortization not deductible for tax
          purposes......................................   2.7      4.2      3.6      5.7
        State income taxes and other....................   5.5      4.9      5.1      5.6
                                                          ----     ----     ----     ----
                                                          49.7%    44.1%    45.7%    46.3%
                                                          ====     ====     ====     ====

8.  SIGNIFICANT LICENSEES

     Of the total laser patent royalties earned from all licensees, the following reflects the highest percentage of the total that was contributed by two licensees for each period. The two licensees are not necessarily the same for the periods presented.

                                                                          LICENSEE
                                                                       ---------------
                                                                       NO.        NO.
                                                                        1          2
                                                                       ----       ----
        For the year ended June 30, 1994.............................  11.2%      10.1%
        For the nine months ended March 31, 1995.....................   9.4        8.5
        For the year ended June 30, 1995.............................   9.9        8.5
        For the nine months ended March 31, 1996.....................   9.0        7.8

9.  401(k) SAVINGS PLAN

     Patlex employees participated in the AFG 401(k) Savings Plan, which commenced July 1, 1994, until the spin-off date of September 27, 1995. After the spin-off date no Patlex employees were participants in the plan. The total matching contribution expense of Patlex for the nine month periods ended March 31, 1996 and 1995 was $7,222 and $6,779, respectively. For the year ended June 30, 1995, the matching contribution expense was $20,243. There was no matching contribution expense for the year ended June 30, 1994 since the plan was not in effect until July 1, 1994.

10.  PROPOSED ACQUISITION

     On February 7, 1996, Patlex entered into a definitive merger agreement with Database Technologies, Inc. ("DBT"), of Pompano Beach, Florida. The merger is intended to be a tax-free reorganization in which the shareholders of DBT would receive a number of shares of Patlex common stock equal to 65% of the sum of the number of outstanding common shares plus one-half the number of Patlex options and certain rights to receive Patlex common stock outstanding at the time of the merger (See Note 6). Consummation of the merger is conditioned on, among other things, receipt of the necessary shareholder and regulatory approvals and filings with the Security and Exchange Commission.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Database Technologies, Inc.

     We have audited the accompanying balance sheet of Database Technologies, Inc. (the "Company") as of December 31, 1995, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Database Technologies, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
January 19, 1996 (February 7, 1996, as to Note 11)

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Database Technologies, Inc.

     We have audited the accompanying balance sheet of Database Technologies, Inc. (the "Company") as of December 31, 1994, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Database Technologies, Inc. as of December 31, 1994, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 20, 1995

                          DATABASE TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                       --------------------------
                                                                          1995            1994
                                                        MARCH 31,      -----------     ----------
                                                          1996
                                                       -----------
                                                       (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................  $ 1,014,200     $ 1,642,700     $  156,300
  Accounts receivable, net of allowances of $25,000
     as of March 31, 1996, $17,500 in 1995
     and $8,000 in 1994..............................    1,255,100         839,400        318,000
  Receivables from related parties...................      245,200         271,000          3,100
  Prepaid insurance..................................       51,800          58,400         26,600
  Other prepaid expenses.............................      216,700         124,500         12,400
                                                         ---------       ---------     ----------
          TOTAL CURRENT ASSETS.......................    2,783,000       2,936,000        516,400
                                                         ---------       ---------     ----------
PROPERTY AND EQUIPMENT, net..........................    3,761,300       3,128,700        898,300
                                                         ---------       ---------     ----------
OTHER ASSETS:
  Purchased data, net of accumulated amortization of
     $83,000 as of March 31, 1996, $65,300 in 1995
     and $8,600 in 1994..............................      280,400         277,600         97,500
  Customer lists, net of accumulated amortization of
     $3,300 as of March 31, 1996.....................      195,300         198,600             --
  Deposits...........................................       16,200          16,300         12,200
  Deferred income taxes..............................       27,900          16,500             --
                                                         ---------       ---------     ----------
          TOTAL OTHER ASSETS.........................      519,800         509,000        109,700
                                                         ---------       ---------     ----------
                                                       $ 7,064,100     $ 6,573,700     $1,524,400
                                                         =========       =========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt..................  $   964,300     $ 1,010,300     $  233,400
  Bank line-of-credit................................      600,000         100,000             --
  Accounts payable and accrued liabilities...........    1,049,070         968,500        215,600
  Customer deposits..................................      230,500         207,300         71,800
  Deferred income taxes..............................      148,030         157,900             --
                                                         ---------       ---------     ----------
          TOTAL CURRENT LIABILITIES..................    2,991,900       2,444,000        520,800
                                                         ---------       ---------     ----------
LONG-TERM DEBT, less current portion.................    1,298,800       1,531,300        451,300
                                                         ---------       ---------     ----------
COMMITMENTS
STOCKHOLDERS' EQUITY:
  Common stock ($.001 par value; 10,000,000 shares
     authorized; issued and outstanding, 1,736,274 at
     March 31, 1996 and December 31, 1995, and
     1,333,333 at December 31, 1994..................        1,700           1,700          1,300
  Additional paid-in capital.........................    3,870,700       3,870,700         81,200
  Retained earnings (deficit)........................   (1,099,000)     (1,274,000)       469,800
                                                         ---------       ---------     ----------
          TOTAL STOCKHOLDERS' EQUITY.................    2,773,400       2,598,400        552,300
                                                         ---------       ---------     ----------
                                                       $ 7,064,100     $ 6,573,700     $1,524,400
                                                         =========       =========     ==========

                       See notes to financial statements.

                          DATABASE TECHNOLOGIES, INC.

                              STATEMENTS OF INCOME

                                             THREE MONTHS ENDED MARCH
                                                       31,                YEAR ENDED DECEMBER 31,
                                            --------------------------   --------------------------
                                               1996            1995         1995            1994
                                            -----------     ----------   -----------     ----------
                                            (UNAUDITED)
REVENUES..................................  $ 3,349,800     $1,518,900   $ 8,076,300     $2,751,100
                                            -----------     ----------   -----------     ----------
COST OF REVENUES:
  Purchased data..........................      742,500        268,200     1,491,100        304,600
  Depreciation, computer equipment........      354,100        104,900       822,500        216,600
  Telephone...............................      199,500         64,500       502,700        155,700
  Customer support salaries...............      131,600         45,400       294,800        119,200
  Other direct costs......................      124,700         43,000       261,200         60,100
                                            -----------     ----------   -----------     ----------
          TOTAL COST OF REVENUES..........    1,552,400        526,000     3,372,300        856,200
                                            -----------     ----------   -----------     ----------
          GROSS PROFIT....................    1,797,400        992,900     4,704,000      1,894,900
                                            -----------     ----------   -----------     ----------
SELLING AND ADMINISTRATIVE EXPENSES:
  Selling and promotion...................      315,900        178,500     1,025,700        287,100
  General and administrative..............      767,100        318,400     1,908,100        609,900
                                            -----------     ----------   -----------     ----------
          TOTAL SELLING AND ADMINISTRATIVE
            EXPENSES......................    1,083,000        496,900     2,933,800        897,000
RESEARCH AND DEVELOPMENT
  COSTS...................................      398,500        174,300     1,017,000        552,700
LOSS ON IRB TRANSACTION...................           --             --     1,660,100             --
                                            -----------     ----------   -----------     ----------
          INCOME (LOSS) FROM OPERATIONS...      315,900        321,700      (906,900)       445,200
                                            -----------     ----------   -----------     ----------
OTHER INCOME (EXPENSE):
  Interest expense........................      (48,600)       (13,400)     (108,000)       (15,000)
  Interest income.........................       13,200             --        31,900          1,100
  Other...................................           --             --            --         (1,500)
                                            -----------     ----------   -----------     ----------
          OTHER, NET......................      (35,400)       (13,400)      (76,100)       (15,400)
                                            -----------     ----------   -----------     ----------
          INCOME (LOSS) BEFORE INCOME
            TAXES.........................      280,500        308,300      (983,000)       429,800
INCOME TAX PROVISION......................      105,500             --       208,700             --
                                            -----------     ----------   -----------     ----------
          NET INCOME (LOSS)...............  $   175,000     $  308,300   $(1,191,700)    $  429,800
                                            ===========     ==========   ===========     ==========
PRO FORMA:
          Provision for income taxes......                  $  112,800   $   247,600     $  122,300
                                                            ==========   ===========     ==========
          Net income (loss)...............                  $  195,500   $(1,230,600)    $  307,500
                                                            ==========   ===========     ==========

                       See notes to financial statements.

                          DATABASE TECHNOLOGIES, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                 THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

                                             COMMON STOCK
                                          ------------------
                                            SHARES
                                            ISSUED               ADDITIONAL    RETAINED
                                              AND                 PAID-IN      EARNINGS
                                          OUTSTANDING   AMOUNT    CAPITAL      (DEFICIT)      TOTAL
                                          -----------   ------   ----------   -----------   ----------
BALANCES, January 1, 1994...............   1,333,333    $1,300   $   81,200   $    56,000   $  138,500
S corporation distributions.............                    --           --       (16,000)     (16,000)
Net income for 1994.....................                    --           --       429,800      429,800
                                           ---------    ------   ----------   -----------   ----------
BALANCES, December 31, 1994.............   1,333,333     1,300       81,200       469,800      552,300
S corporation distributions paid........                    --           --      (117,400)    (117,400)
Record distribution payable and other
  adjustments upon S corporation
  termination...........................                    --      230,700      (434,700)    (204,000)
Stock issued for acquisition of assets,
  net...................................      65,200       100      485,600            --      485,700
Issuance of common stock for cash.......      17,741        --      100,000            --      100,000
Issuance of common stock for cash.......     320,000       300    2,973,200            --    2,973,500
Net loss for 1995.......................                    --           --    (1,191,700)  (1,191,700)
                                           ---------    ------   ----------   -----------   ----------
BALANCES, December 31, 1995.............   1,736,274     1,700    3,870,700    (1,274,000)   2,598,400
Net income for the three months ended
  March 31, 1996........................                    --           --       175,000      175,000
                                           ---------    ------   ----------   -----------   ----------
BALANCES, March 31, 1996................   1,736,274    $1,700   $3,870,700   $(1,099,000)  $2,773,400
                                           =========    ======   ==========   ===========   ==========

                       See notes to financial statements.

                          DATABASE TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                        THREE MONTHS ENDED MARCH           YEAR ENDED
                                                                   31,                    DECEMBER 31,
                                                        -------------------------   -------------------------
                                                           1996          1995          1995          1994
                                                        -----------   -----------   -----------   -----------
                                                               (UNAUDITED)
  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss).................................  $   175,000   $   308,300   $(1,191,700)  $   429,800
    Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
      Depreciation and amortization...................      399,200       123,700       941,900       244,800
      Deferred taxes..................................      (21,270)           --       141,400            --
      Loss on IRB transaction.........................           --            --     1,660,100            --
      Changes in certain current assets and
        liabilities:
        Accounts receivable and other receivables.....     (389,900)     (289,700)     (789,300)     (240,100)
        Prepaid insurance and expenses................      (23,600)      (41,000)     (143,900)      (32,700)
        Accounts payable and accrued liabilities......       80,670       322,000       752,900       189,500
        Customer deposits.............................       23,200        (2,800)      135,500        61,500
                                                        -----------   -----------   -----------   -----------
      NET CASH PROVIDED BY OPERATING ACTIVITIES.......      243,300       420,500     1,506,900       652,800
                                                        -----------   -----------   -----------   -----------
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Property and equipment purchased..................   (1,010,700)     (430,800)   (3,115,600)     (961,200)
    IRB transaction...................................           --            --    (1,373,000)           --
    Purchases of data.................................      (20,500)     (160,500)     (236,800)     (106,100)
    Merger costs incurred.............................      (62,100)           --            --            --
    Increase in deposits, and other...................           --            --        (4,100)       (9,900)
                                                        -----------   -----------   -----------   -----------
      NET CASH USED IN INVESTING
        ACTIVITIES....................................   (1,093,300)     (591,300)   (4,729,500)   (1,077,200)
                                                        -----------   -----------   -----------   -----------
  CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock..............................           --            --     3,073,500           100
    Net change in bank line-of-credit.................      500,000            --       100,000            --
    Proceeds from long-term debt borrowings...........           --       350,000     2,364,000       775,000
    Repayments of long-term debt......................     (278,500)     (156,700)     (507,100)     (101,300)
    Repayment of note payable, shareholder and
      other...........................................           --            --            --       (77,400)
    S corporation distributions.......................           --            --      (321,400)      (16,000)
                                                        -----------   -----------   -----------   -----------
      NET CASH PROVIDED BY FINANCING ACTIVITIES.......      221,500       193,300     4,709,000       580,400
                                                        -----------   -----------   -----------   -----------
      NET INCREASE (DECREASE) IN CASH AND CASH
        EQUIVALENTS...................................     (628,500)       22,500     1,486,400       156,000
  CASH AND CASH EQUIVALENTS,
    beginning of period...............................    1,642,700       156,300       156,300           300
                                                        -----------   -----------   -----------   -----------
  CASH AND CASH EQUIVALENTS, end of period............  $ 1,014,200   $   178,800   $ 1,642,700   $   156,300
                                                        ===========   ===========   ===========   ===========
  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Interest paid in cash (net of amount
      capitalized)....................................  $    57,200   $    11,900   $    98,800   $    15,400
                                                        ===========   ===========   ===========   ===========
    Income taxes paid in cash.........................  $    55,300   $        --   $    16,500   $        --
                                                        ===========   ===========   ===========   ===========

ADDITIONAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

     During 1995, DBT common stock was issued to acquire customer lists and other intangible assets for a recorded value of $198,600.

     Effective July 1, 1995, $230,700 of retained earnings was reclassed to additional paid-in capital in conjunction with the termination of DBT's status as an S corporation for income tax purposes.

                       See notes to financial statements.

                          DATABASE TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     Database Technologies, Inc. ("DBT" or the "Company") was incorporated in Florida on February 18, 1992. DBT is an electronic information retrieval company that provides its customers on-line, real-time access to public records through computer modem access.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED FINANCIAL STATEMENTS

     The financial statements have been prepared by the Company in accordance with the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting and, accordingly, they do not include all the information and disclosures required by generally accepted accounting principles. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting mainly of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods shown. The results of the three months ended March 31, 1996 are not necessarily indicative of the results for the full fiscal year.

REVENUE RECOGNITION

     Customers are charged for each minute they are active on the system. Revenue is recognized at the time of the customer access, net of credits issued. Accounts receivable are primarily with law enforcement agencies, insurance companies and similar users of public records. The Company's customers are numerous and spread over a wide geographic area. As such, the Company believes that it does not have an abnormal concentration of credit risk within any one market or any one geographic area.

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost and depreciated using accelerated methods over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

PURCHASED DATA

     Data acquired from third parties with an estimated useful life of a year or more is recorded at cost and amortized over the estimated periods to be benefited (primarily five years) using the straight-line method. Amortization expense in 1995 totaled $56,700 and in 1994 totaled $8,600.

     Other purchased data not meeting the capitalization policy is expensed as acquired.

RESEARCH AND DEVELOPMENT COSTS

     Costs for research and development activities are expensed as incurred and totaled $956,900 and $552,700, respectively, for the years ended December 31, 1995 and 1994.

                          DATABASE TECHNOLOGIES, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
INCOME TAXES

     Through June 30, 1995, DBT, with the consent of its shareholders, had elected under provisions of the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of taxable income. Therefore, no provision or liability for income taxes was included in the accompanying financial statements for DBT's results of operations through June 30, 1995. Effective July 1, 1995, DBT terminated this election, which results in DBT directly paying taxes on its earnings.

     Effective July 1, 1995, the Company accounts for its income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recognized to reduce net deferred tax assets to amounts that are more likely than not to be realized.

CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments. The fair values of the Company's debt obligations are disclosed in Note 6.

RECLASSIFICATION

     Certain 1994 amounts were reclassified to conform with the 1995 presentation.

NOTE 2 -- STOCKHOLDERS' EQUITY

     Prior to August 10, 1995, DBT had 10,000 shares of no par common stock authorized, with a stated value of $1 per share. Effective August 10, 1995, DBT executed a 1,000 for 1 split of its common stock, which increased authorized shares to 10,000,000, and restated its par value to $.001 per share. All share information presented in the accompanying financial statements has been restated to reflect this stock split.

NOTE 3 -- PROPERTY AND EQUIPMENT, NET

     Property and equipment consists of the following at December 31st of each year:

                                                    ESTIMATED
                                                   USEFUL LIVES        1995            1994
                                                   ------------     -----------     ----------
    Computer equipment...........................       5 years     $ 3,999,500     $1,120,000
    Office furniture and equipment...............       7 years         232,000         46,900
    Leasehold improvements.......................  2 to 4 years          76,200         25,200
                                                                    -----------     ----------
         Total cost..............................                     4,307,700      1,192,100
    Less: Accumulated depreciation...............                    (1,179,000)      (293,800)
                                                                    -----------     ----------
         Property and equipment, net.............                   $ 3,128,700     $  898,300
                                                                    ===========     ==========

                          DATABASE TECHNOLOGIES, INC.

NOTE 3 -- PROPERTY AND EQUIPMENT, NET -- (CONTINUED)
     Depreciation expense was $885,200 and $236,200, respectively, for the years ended December 31, 1995 and 1994.

NOTE 4 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities at December 31, 1995 and 1994 consist of the following:

                                                                       1995         1994
                                                                     --------     --------
    Accounts payable...............................................  $541,100     $177,000
    Accrued liabilities:
      S corporation distribution payable...........................   204,000           --
      Payroll and related taxes....................................   118,700       37,100
      Currently payable income taxes...............................    50,800        1,500
      Other accrued expenses.......................................    53,900           --
                                                                      -------      -------
              Total................................................  $968,500     $215,600
                                                                      =======      =======

NOTE 5 -- TRANSACTIONS WITH SHAREHOLDERS

     During 1993, a shareholder advanced funds to DBT for working capital purposes. The balance outstanding was $74,900 at December 31, 1993 and carried an interest rate of 7%. The loan was repaid in July 1994.

     On November 3, 1995, DBT lent $200,000 to its majority shareholder. The loan is unsecured, bears interest at 8% and is due on demand. Certain other non-interest bearing advances totaling $54,100 were outstanding to the shareholder at December 31, 1995. The advances were repaid on January 12, 1996.

NOTE 6 -- DEBT OBLIGATIONS

     The Company has a $600,000 revolving line-of-credit with a commercial bank, bearing interest at a rate of 1% over prime (9.5% at December 31, 1995) and expiring March 31, 1996. The line-of-credit is secured by substantially all assets of DBT and is personally guaranteed by the majority shareholder of the Company. Outstanding borrowings on the line-of-credit were $100,000 at December 31, 1995, and were repaid on January 11, 1996.

                          DATABASE TECHNOLOGIES, INC.

NOTE 6 -- DEBT OBLIGATIONS -- (CONTINUED)
     Long-term debt consists of the following at December 31, 1995 and 1994:

                                                                        1995           1994
                                                                     -----------     ---------
Note payable to a commercial bank with monthly principal
  installments of $7,680 plus interest at 9.25% at December 31,
  1995. The note matures in November 1997..........................  $   176,600     $ 266,700
Note payable to a commercial bank with monthly principal
  installments of $6,944 plus interest at 9.25% at December 31,
  1995. The note matures in November 1997. ........................      159,700       243,000
Note payable to a commercial bank with monthly principal
  installments of $27,778 plus interest at 9.25% at December 31,
  1995. The note matures in July 1998..............................      861,100            --
Note payable to a commercial bank with monthly principal
  installments of $35,111 plus interest at 9.25% at December 31,
  1995. The note matures in December 1998..........................    1,264,000            --
Note payable to a consortium of individuals, which are non-interest bearing. See Note 7 for a description of the agreement and its
  repayment terms..................................................       80,200       175,000
                                                                     -----------     ---------
Total debt.........................................................    2,541,600       684,700
Less: current portion..............................................   (1,010,300)     (233,400)
                                                                     -----------     ---------
          Long-term portion........................................  $ 1,531,300     $ 451,300
                                                                     ===========     =========

     All debt with the commercial bank is personally guaranteed by the majority shareholder of the Company and is secured by substantially all assets of DBT. In addition, DBT must maintain certain financial ratios and comply with specified covenants.

     The estimated fair value of DBT's long-term debt with financial institutions is the same as its recorded value at December 31, 1995 because the interest rates and terms approximate current market conditions. Because of the unique nature of the debt described in Note 7, fair value estimation is not practicable. This debt is expected to be repaid during 1996.

     Future minimum payments of long-term debt at December 31, 1995 is as follows:

                                   YEAR ENDING
                                  DECEMBER 31,
        -----------------------------------------------------------------
           1996..........................................................  $1,010,300
           1997..........................................................     915,600
           1998..........................................................     615,700
                                                                           ----------
                                                                           $2,541,600
                                                                           ==========

NOTE 7 -- TEXAS DEBT AND ROYALTY AGREEMENT

     On February 7, 1994, a debt and royalty agreement was entered into with a consortium of seven individuals. During 1995, one of these seven became a shareholder and director of DBT. The agreement provided the financing necessary for DBT to enter the Texas market with its database services. The agreement provided for the following:

DEBT AGREEMENT

     A loan to DBT of $200,000, repayable without interest as follows: for five months beginning May 1994, 50% of specified revenues from Texas operations or $2,000, whichever is greater, then beginning October 1994,

                          DATABASE TECHNOLOGIES, INC.

NOTE 7 -- TEXAS DEBT AND ROYALTY AGREEMENT -- (CONTINUED)
50% of specified revenues from Texas operations or $5,000, whichever is greater, until the $200,000 note is repaid. During 1995 and 1994, $94,800 and $25,000, respectively, was repaid (see Note 6).

ROYALTY AGREEMENT

     A royalty agreement to share in the revenues of the Texas expansion up to $800,000, computed as follows: after the $200,000 note is repaid, the consortium will receive 10% of specified revenues from Texas operations until $800,000 is paid.

NOTE 8 -- IRB TRANSACTION

     Effective July 1, 1995, DBT purchased for cash and stock all of the outstanding shares of common stock of International Research Bureau, Inc. ("IRB"). Subsequent to the acquisition, management of DBT re-evaluated the future potential of IRB's core document retrieval business and concluded that IRB's assets, other than its on-line customer list, had no future value to DBT. Factors which led DBT's management to this evaluation included the conclusions that DBT's technology was superior to IRB's, and that IRB's data was duplicative of data which DBT already possessed. On December 13, 1995, IRB's shares were transferred back to the original owners of IRB in exchange for DBT common stock. Because DBT's ownership of IRB was temporary, DBT has accounted for its investment in IRB using the equity method.

     As a result of these transactions, DBT acquired IRB's customer list for its on-line business and a covenant not to compete. The assets of DBT given up included cash of $1,000,000; common stock of DBT valued at $485,700 (after accounting for the returned shares); and investments in the operations of IRB and other costs totaling $373,000. Management's estimate of the fair value of the acquired assets, totaling $198,600, was recorded on DBT's balance sheet, and the remainder of the costs incurred were charged to operations.

NOTE 9 -- INCOME TAXES

     As discussed in Note 1, DBT was taxed as an S corporation from inception through July 1, 1995. Effective that date, DBT terminated this election, which results in DBT directly paying taxes on its earnings. As a result of this termination, a final S corporation distribution of $204,000 was accrued, $230,700 of undistributed S corporation earnings were reclassed to additional paid-in capital and deferred income taxes were established for the tax bases of assets and liabilities that are different than those recognized for financial reporting purposes, as follows:

    Cash basis of accounting for income taxes.................................  $106,400
    Purchased data, due to differences in amortization........................   108,300
    Property and equipment, due to differences in depreciation................   (59,500)
                                                                                --------
              Net deferred tax liability established at July 1, 1995..........  $155,200
                                                                                ========

                          DATABASE TECHNOLOGIES, INC.

NOTE 9 -- INCOME TAXES -- (CONTINUED)
     A summary of income taxes for the period from July 1, 1995 through December 31, 1995 is as follows:

    Current:
      Federal.................................................................  $ 61,000
      State...................................................................     6,300
    Deferred..................................................................   (13,800)
                                                                                --------
    Income tax provision from July 1, 1995 through December 31, 1995..........    53,500
    Deferred tax liability established July 1, 1995...........................   155,200
                                                                                --------
              Total income tax provision......................................  $208,700
                                                                                ========

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to net deferred income tax liability at December 31, 1995 relate to the following:

    Cash basis of accounting for income taxes................................  $ 157,900
    Purchased data, due to differences in amortization.......................    108,300
    Property and equipment, due to differences in depreciation...............   (124,800)
    Capital loss carryforward................................................    273,000
    Valuation allowance for capital loss carryforward........................   (273,000)
                                                                               ---------
              Net deferred income tax liability..............................  $ 141,400
                                                                               =========

     The deferred taxes appear on the accompanying balance sheet as follows:

    Long-term deferred tax asset..............................................  $(16,500)
    Current deferred tax liability............................................   157,900
                                                                                --------
              Net deferred income tax liability...............................  $141,400
                                                                                ========

     DBT has a capital loss carryover of approximately $700,000 for tax purposes, which expires in 2000. This loss results from the IRB transaction. The related deferred tax asset has been completely offset by a valuation allowance, as it is more likely than not that this asset will not be realized prior to its expiration.

     The effective income tax rate for 1995 varied from the statutory Federal tax rate as follows:

    Federal statutory rate (benefit)...............................................  (34)%
    Loss on IRB transaction........................................................   61%
    Income taxed as an S corporation through July 1, 1995..........................  (21)%
    Effect of change in tax status from S corporation..............................   17%
    State income taxes, net of federal income tax benefit..........................   (2)%
                                                                                     ---
              Effective income tax rate                                               21%
                                                                                     ===

NOTE 10 -- COMMITMENTS

     DBT leases office space under various agreements that expire between June 1996 and October 1998; certain of these leases contain three-year renewal options. Certain office equipment and vehicles are leased under agreements that expire through October 1999. All of these leases are accounted for as operating leases. Total rent expense was $284,700 and $62,500, respectively, for the years ended December 31, 1995 and 1994.

                          DATABASE TECHNOLOGIES, INC.

NOTE 10 -- COMMITMENTS -- (CONTINUED)
     Minimum future lease payments as of December 31, 1995 are as follows:

                                   YEAR ENDING
                                   DECEMBER 31,
        ------------------------------------------------------------------
             1996.........................................................  $247,300
             1997.........................................................    78,700
             1998.........................................................    13,500
             1999.........................................................     2,500
                                                                             -------
                                                                            $342,000
                                                                             =======

     DBT obtains the right to use certain of its data under agreements that require minimum royalty payments during 1996 of approximately $500,000.

NOTE 11 -- SUBSEQUENT EVENT

     On February 7, 1996, DBT agreed to merge with Patlex Corporation ("Patlex"). Pursuant to the merger agreement, DBT's shareholders would hold a majority of the stock in a holding company which will own all of the stock in both DBT and Patlex. Patlex is engaged in the exploitation and enforcement of certain laser patents. This merger agreement is subject to the approval of the shareholders of both companies.

NOTE 12 -- PRO FORMA INCOME TAXES AND EARNINGS (UNAUDITED)

As discussed in Note 1, having elected status as an S corporation, the shareholders of DBT paid the federal income tax on DBT's earnings through June 30, 1995. Additionally, DBT was exempt from Florida state income tax on its earnings during that period, as Florida does not separately tax S corporations. As a result, no income tax expense was provided in the historical financial statements for taxable income attributable to DBT through June 30, 1995; however, as disclosed in the Statement of Changes in Stockholders' Equity, S corporation distributions were made to the shareholders to assist them in making the corporate tax payments.

     The pro forma amounts presented on the accompanying statements of income reflect the amount of income taxes, and the resulting income after taxes, as if DBT had not made the election to be taxed as an S corporation. The pro forma computation of taxes for 1995 excludes the loss on the IRB transaction as the deferred tax asset arising from this loss has been fully allowanced.

                                                                      APPENDIX A

                                 PLAN OF MERGER
                               AND REORGANIZATION

                                    MERGING

                               PATLEX NEWCO, INC.
                          (A PENNSYLVANIA CORPORATION)

                                 WITH AND INTO

                               PATLEX CORPORATION
                          (A PENNSYLVANIA CORPORATION)

                                    RECITALS

     A. Patlex Corporation, a Pennsylvania corporation ("Patlex" or the "Surviving Corporation"), is authorized to issue (i) 10,000,000 shares of Common Stock, par value $.10 per share ("Patlex Common Stock"), of which at the
Effective Time (hereinafter defined) approximately           shares will be
issued and outstanding, and (ii) 1,000,000 shares of Preferred Stock, par value $.10 per share ("Patlex Preferred Stock"), of which at the Effective Time none will be issued and outstanding.

     B. Patlex Newco, Inc., a Pennsylvania corporation (the "Merging Corporation"), will, at the Effective Time, be authorized to issue 1,000 shares of Common Stock, without par value ("Merging Corporation Common Stock"), all of which will be issued and outstanding and owned by Holdco.

     C. Patlex Holdings, Inc., a Pennsylvania corporation ("Holdco"), will, at the Effective Time, be authorized to issue 40,000,000 shares of Common Stock, par value $.10 per share ("Holdco Common Stock"), of which one such share will be issued and outstanding and owned by Patlex, and 5,000,000 shares of Preferred Stock, par value $.10 per share, none of which will be issued and outstanding.

     D. Holdco, as sole shareholder of the Merging Corporation will have adopted resolutions approving this Plan of Merger and Reorganization (the "Plan") in accordance with the Pennsylvania Business Corporation Law of 1988 (the "BCL").

     E. The Board of Directors of the Surviving Corporation has adopted resolutions approving this Plan in accordance with the BCL and directing that it be submitted to the shareholders of the Surviving Corporation entitled to vote thereon for adoption.

                                   ARTICLE I

                                   THE MERGER

     1.01. The Merger. The Merging Corporation and the Surviving Corporation shall effect a merger (the "Merger") in accordance with and subject to the terms and conditions of the Plan. At the Effective Time (as defined in Section 1.02 hereof), the Merging Corporation shall be merged with and into the Surviving Corporation, which shall be the surviving corporation of the Merger, and the separate existence of the Merging Corporation shall cease, all with the effect provided in BCL sec. 1929.

     1.02. Effectiveness. As soon as practicable after all requisite shareholder and other approvals have been obtained, Articles of Merger embodying the Plan (the "Articles of Merger"), and such other documents and instruments as are required by, and complying in all respects with, the BCL shall be delivered to the Department of State of the Commonwealth of Pennsylvania for filing. The Merger shall become effective at the time (the "Effective Time") set forth in the Articles of Merger.

     1.03. Patlex Common Stock. Each share of Patlex Common Stock outstanding immediately prior to the Effective Time shall by reason of the Merger be exchanged for or converted into one share of Holdco Common Stock and each share of Patlex Common Stock which was previously issued and outstanding but which was subsequently reacquired by the Surviving Corporation and is then held in its treasury shall by reason of the Merger be canceled.

     1.04. Patlex Stock Share Certificates. Each certificate which prior to the Merger represented a share or shares of Patlex Common Stock shall after the Effective Time represent a corresponding share or shares of Holdco Common Stock, and no exchange of certificates shall be required by the Merger. Any holder of shares of Holdco Common Stock may, however, elect at any time or from time to time to surrender any certificate formerly representing shares of Patlex Common Stock to any transfer agent for Holdco Common Stock and receive in exchange therefor a certificate or certificates issued by Holdco for a like number of shares of Holdco Common Stock.

     1.05. Merging Corporation Common Stock. All shares of Merging Corporation Common Stock outstanding immediately prior to the Effective Time shall by reason of the Merger be exchanged for or converted into all Patlex Common Stock then outstanding, with the effect that immediately after the Effective Time Holdco shall be the owner of all issued and outstanding Patlex Common Stock.

     1.06. Articles of Incorporation. At the Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended by adding a new
Article   thereto read in full as follows:

          Article      .  Action by Written Consent.  Any action which may be
     taken at a meeting of shareholders or of a class of shareholders may be taken without a meeting if a consent or consents in writing to such action, setting forth the action so taken, shall be signed by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

                                   ARTICLE II

                            MISCELLANEOUS PROVISIONS

     2.01. Amendment. Notwithstanding shareholder approval of this Plan, the Plan may be amended, modified or supplemented by resolution of the board of directors of the Merging Corporation and the Surviving Corporation, at any time on or before filing of Articles of Merger embodying the Plan in the Department of State of the Commonwealth of Pennsylvania, if permitted by 15 Pa.C.S.
sec. 1922(b) (relating to post-adoption amendment).

     2.02. Termination. Notwithstanding shareholder approval of this Plan, the Plan may be terminated at any time on or before the Effective Time by resolution of the board of directors of the Surviving Corporation, if the board of directors determines that the consummation of the Plan would for any reason be inadvisable or not in the best interests of the Surviving Corporation or its shareholders, employees, suppliers, customers and creditors.

                                                                      APPENDIX B

                              AMENDED AND RESTATED
                              AGREEMENT OF MERGER

                                     AMONG

                               PATLEX CORPORATION
                         (A PENNSYLVANIA CORPORATION),

                             PATLEX HOLDINGS, INC.
                         (A PENNSYLVANIA CORPORATION),

                             DBT ACQUISITION CORP.
                            (A FLORIDA CORPORATION),

                                      AND

                          DATABASE TECHNOLOGIES, INC.
                            (A FLORIDA CORPORATION)

                                FEBRUARY 7, 1996

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       ----
    ARTICLE I  DEFINITIONS...........................................................   B-1
   ARTICLE II  THE MERGER............................................................   B-5
          2.1  The Merger............................................................   B-5
          2.2  Effective Time........................................................   B-5
          2.3  Effects of the Merger.................................................   B-5
          2.4  Articles of Incorporation and Bylaws..................................   B-5
          2.5  Directors and Officers................................................   B-5
          2.6  Closing...............................................................   B-5
  ARTICLE III  CONVERSION OF SHARES AND OTHER MATTERS................................   B-6
          3.1  Conversion of the DBT Shares..........................................   B-6
          3.2  Dissenting Shares.....................................................   B-6
          3.3  Surrender and Payment.................................................   B-6
          3.4  Adjustments...........................................................   B-7
          3.5  The Holdco Merger.....................................................   B-7
          3.6  Holdco Name...........................................................   B-8
   ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF DBT.................................   B-8
          4.1  Corporate Status......................................................   B-8
          4.2  Authorization.........................................................   B-8
          4.3  Consents and Approvals................................................   B-8
          4.4  Capitalization and Stock Ownership....................................   B-9
          4.5  Financial Statements..................................................   B-9
          4.6  Title to Assets and Related Matters...................................   B-9
          4.7  Real Property, Leases and Environmental Matters.......................   B-9
          4.8  Certain Personal Property.............................................  B-10
          4.9  Non-Real Estate Leases................................................  B-10
         4.10  Accounts Receivable...................................................  B-11
         4.11  Relationships with Related Persons....................................  B-11
         4.12  Liabilities...........................................................  B-11
         4.13  Taxes.................................................................  B-11
         4.14  Subsidiaries..........................................................  B-12
         4.15  Legal Proceedings and Compliance with Law.............................  B-12
         4.16  Contracts.............................................................  B-13
         4.17  Insurance.............................................................  B-13
         4.18  Patents and Other Intellectual Property...............................  B-14
         4.19  Employee Relations....................................................  B-14
         4.20  Employee Benefit Plans................................................  B-14
         4.21  Corporate Records.....................................................  B-15
         4.22  Absence of Certain Changes............................................  B-16
         4.23  Previous Sales; Warranties............................................  B-16
         4.24  Customers and Suppliers...............................................  B-16
         4.25  Finder's Fees.........................................................  B-16
         4.26  Accuracy of Information...............................................  B-16
         4.27  Indar Corporation.....................................................  B-16
         4.28  Representations.......................................................  B-17
    ARTICLE V  REPRESENTATIONS AND WARRANTIES OF THE PATLEX PARTIES..................  B-17
          5.1  Corporate Status......................................................  B-17

                                                                                       PAGE
                                                                                       ----
          5.2  Authorization.........................................................  B-17
          5.3  Consents and Approvals................................................  B-17
          5.4  Capitalization and Stock Ownership....................................  B-17
          5.5  Financial Statements..................................................  B-18
          5.6  SEC Reports...........................................................  B-18
          5.7  Title to Assets and Related Matters...................................  B-18
          5.8  Real Property, Leases and Environmental Matters.......................  B-18
          5.9  Liabilities...........................................................  B-19
         5.10  Taxes.................................................................  B-19
         5.11  Subsidiaries..........................................................  B-20
         5.12  Legal Proceedings and Compliance with Law.............................  B-20
         5.13  Intellectual Property.................................................  B-21
         5.14  License Agreements....................................................  B-21
         5.15  Non-Real Estate Leases................................................  B-21
         5.16  Accounts Receivable...................................................  B-21
         5.17  Previous Sales; Warranties............................................  B-21
         5.18  Customers and Suppliers...............................................  B-21
         5.19  Contracts.............................................................  B-22
         5.20  Insurance.............................................................  B-22
         5.21  Employee Relations....................................................  B-23
         5.22  Employee Benefit Plans................................................  B-23
         5.23  Corporate Records.....................................................  B-24
         5.24  Absence of Certain Changes............................................  B-24
         5.25  Finder's Fees.........................................................  B-25
         5.26  Accuracy of Information...............................................  B-25
         5.27  Representations.......................................................  B-25
   ARTICLE VI  COVENANTS OF DBT......................................................  B-25
          6.1  Operation of the Business.............................................  B-25
          6.2  DBT Shareholder Meeting...............................................  B-25
          6.3  Access................................................................  B-25
          6.4  No Other Negotiations.................................................  B-25
          6.5  Maintenance of the Assets.............................................  B-26
          6.6  Employees and Business Relations......................................  B-26
          6.7  Confidentiality.......................................................  B-26
          6.8  Expenses..............................................................  B-26
          6.9  Fulfillment of Conditions.............................................  B-26
         6.10  Disclosure of Certain Matters.........................................  B-26
         6.11  Audited Financial Statements..........................................  B-26
  ARTICLE VII  COVENANTS OF THE PATLEX PARTIES.......................................  B-27
          7.1  Operation of the Business.............................................  B-27
          7.2  Patlex Shareholder Meeting............................................  B-27
          7.3  Access................................................................  B-27
          7.4  No Other Negotiations.................................................  B-27
          7.5  Maintenance of the Assets.............................................  B-28
          7.6  Employees and Business Relations......................................  B-28
          7.7  Confidentiality.......................................................  B-28
          7.8  Expenses..............................................................  B-28
          7.9  NASDAQ/Notification...................................................  B-28

                                                                                       PAGE
                                                                                       ----
         7.10  Fulfillment of Conditions.............................................  B-28
         7.11  Disclosure of Certain Matters.........................................  B-28
 ARTICLE VIII  COVENANTS OF THE PATLEX PARTIES AND DBT...............................  B-29
          8.1  Commercially Reasonable Efforts.......................................  B-29
          8.2  Registration Statement................................................  B-29
          8.3  Affiliates............................................................  B-29
          8.4  Post-Merger Board of Directors........................................  B-30
   ARTICLE IX  CONDITIONS PRECEDENT TO THE MERGER....................................  B-30
          9.1  Conditions to Each Party's Obligations................................  B-30
          9.2  Conditions to Obligations of the Patlex Parties.......................  B-30
          9.3  Conditions to Obligations of DBT......................................  B-31
    ARTICLE X  TERMINATION...........................................................  B-32
         10.1  Grounds for Termination...............................................  B-32
         10.2  Effect of Termination.................................................  B-32
   ARTICLE XI  MISCELLANEOUS.........................................................  B-32
         11.1  Public Announcements..................................................  B-32
         11.2  Survival..............................................................  B-33
         11.3  Contents of Agreement, Amendment, Parties In Interest, Assignment,      B-33
               etc. .................................................................
         11.4  Interpretation........................................................  B-33
         11.5  Notices...............................................................  B-33
         11.6  Governing Law.........................................................  B-35
         11.7  Counterparts..........................................................  B-35

EXHIBITS

A  ARTICLES OF MERGER

                    AMENDED AND RESTATED AGREEMENT OF MERGER


     THIS AMENDED AND RESTATED AGREEMENT OF MERGER is made as of February 7, 1996, as amended and restated as of June 28, 1996, by and among PATLEX CORPORATION, a Pennsylvania corporation ("Patlex"), PATLEX HOLDINGS, INC., a Pennsylvania corporation and a direct wholly owned subsidiary of Patlex ("Holdco"), DBT ACQUISITION CORP, a Florida corporation and a direct wholly owned subsidiary of Holdco (the "Merger Subsidiary"), and DATABASE TECHNOLOGIES, INC., a Florida corporation ("DBT"). Certain terms are used herein as defined below in Article I or elsewhere in this Agreement.


                                    Recitals

     WHEREAS, the boards of directors of Patlex, Holdco, Merger Subsidiary and DBT each have determined that it is in the best interests of their respective shareholders for the Merger Subsidiary to merge with and into DBT (the "Merger") in accordance with the Articles of Merger attached hereto as Exhibit "A" (the "Articles of Merger") and the Florida Business Corporation Act (the "FBCA"), and on the terms and conditions set forth herein.

     WHEREAS, immediately prior to the consummation of the Merger, Patlex will merge with Patlex Newco, Inc., a Pennsylvania corporation and a direct wholly owned subsidiary of Holdco ("Newco"), with Patlex as the surviving corporation in the merger, pursuant to which the shareholders of Patlex will receive shares of Common Stock of Holdco (the "Holdco Merger").

     WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Patlex to enter into this Agreement, a principal shareholder of DBT has entered into a Principal Shareholder's Agreement, between Patlex, Holdco and Hank Asher, providing, among other things, that such shareholder will provide indemnification to Patlex and will vote in favor of the Merger.

     WHEREAS, it is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

                                   Witnesseth

     NOW, THEREFORE, in consideration of the respective covenants contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     For convenience, certain terms used in more than one part of this Agreement are listed in alphabetical order and defined or referred to below (such terms as well as any other terms defined elsewhere in this Agreement shall be equally applicable to both the singular and plural forms of the terms defined).

     "Affiliates" means, with respect to a particular party, persons or entities controlling, controlled by or under common control with that party, as well as any officers, directors and majority-owned entities of that party and of its other Affiliates.

     "Agreement" means this Agreement and the exhibits and schedules hereto.

     "Articles of Merger" is defined above in the Recitals.

     "Assets" means all of the assets, properties, goodwill and rights of every kind and description, real and personal, tangible and intangible, wherever situated and whether or not reflected in the most recent financial statements, that are owned or possessed by DBT or Patlex, as the case may be.

     "Benefit Plans" means all ERISA Plans and, to the extent not otherwise included as ERISA Plans, all stock ownership, stock option, stock purchase, excess benefit, voluntary employees' beneficiary association, vacation, severance pay, bonus, deferred compensation, non-cash compensation or other similar plan, program, or arrangement, and any other employee benefit plan of any kind, maintained by a Representing Party or which is a multiple employer plan to which a Representing Party makes contributions with respect to its employees, or which is a terminated plan under which a Representing Party has any present or future Liability (other than to make current wage or salary payments) with respect to its employees or former employees.

     "Business" means the entire business, operations and facilities of DBT or Patlex, as the case may be.

     "Charter Documents" means an entity's certificate or articles of incorporation, certificate defining the rights and preferences of securities, articles of organization, general or limited partnership agreement, certificate of limited partnership, joint venture agreement or similar document governing the entity.

     "Closing" means the Closing on the Merger and the other Transactions.

     "Closing Date" is defined in Section 2.6.

     "Code" means the Internal Revenue Code of 1986, as amended, and the Regulations promulgated thereunder.

     "Confidential Information" is defined in Section 4.18(b).

     "Contract" means any written or oral contract, agreement, lease, instrument or other commitment that is binding on any Person or its property under applicable law.

     "Court Order" means any judgment, decree, injunction, order or ruling of any federal, state, local or foreign court or governmental or regulatory body or authority that is binding on any Person or its property under applicable law.

     "DBT Audited Financial Statements" is defined in Section 4.5.

     "DBT Balance Sheet" is defined in Section 4.5.

     "DBT Balance Sheet Date" is defined in Section 4.5.

     "DBT Common Stock" means the Common Stock, $0.01 par value per share, of DBT.

     "DBT Disclosure Schedule" means the Disclosure Schedule provided by DBT in connection with this Agreement.

     "DBT Minor Contracts" is defined in Section 4.16(a).

     "DBT's knowledge" or "Patlex's knowledge" means the knowledge of DBT or Patlex, as the case may be, or of any director, officer or other employee of DBT or of Patlex, respectively.

     "DBT Party" means any corporation that is a member of any controlled group of corporations (as defined in section 414(b) of the Code) that includes DBT, any trade or business (whether or not incorporated) that is under common control (as defined in section 414(c) of the Code) with DBT or any Subsidiary of DBT, any organization (whether or not incorporated) that is a member of an affiliated service group (as defined in section 414(m) of the Code) that includes DBT or any Subsidiary and any other entity required to be aggregated with DBT pursuant to the regulations under section 414 of the Code.

     "DBT Share" means a share of DBT Common Stock.

     "DBT Shareholder Meeting" is defined in Section 6.2.

     "Default" means (i) a breach, default or violation or (ii) the occurrence of an event that with the passage of time or the giving of notice, or both, would constitute a breach, default or violation.

     "Effective Time" is defined in Section 2.2.

     "Employment-Related Liabilities" means all debts, liabilities, duties or obligations arising out of employment matters or relationships, including any payroll, salary and wages, employee benefit plans, unemployment compensation, workers compensation, withholding of any income tax, FICA, FTA or SUTA obligations, employee health or life insurance, hospitalization, savings, bonus, deferred compensation, incentive compensation, holiday, vacation, severance pay, sick pay, sick leave, disability, tuition refund, service award, company car, scholarship, relocation, patent award, claim with respect to Intellectual Property, fringe benefit, overtime, and all attorneys' fees arising in connection therewith.

     "Encumbrances" means any lien, mortgage, security interest, pledge, restriction on transferability, defect of title or other claim, charge or encumbrance of any nature whatsoever on any property or property interest.

     "Environmental Condition" is defined in Section 4.15(b).

     "Environmental Law" is defined in Section 4.15(b).

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended and all regulations promulgated pursuant thereto.

     "ERISA Plans" means all employee benefit plans, as defined in ERISA, maintained by a Representing Party or to which a Representing Party makes contributions with respect to its employees, or which is a terminated plan under which a Representing Party has any present or future Liability.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the Regulations promulgated thereunder.

     "Exchange Agent" is defined in Section 3.3(a).

     "Existing Shares" is defined in Section 4.4.

     "FBCA" is defined above in the Recitals.

     "GAAP" means United States generally accepted accounting principles.

     "Governmental Permits" is defined in Section 4.15(d).

     "Hazardous Substances" means (i) any gasoline, fuel oil or any other petroleum products, explosives, alcohols or chemical solvents or polychlorinated biphenyls, (ii) any substance, waste, material or product defined as hazardous, radioactive, extremely hazardous or toxic under any Environmental Law and (iii) asbestos or asbestos-containing substances.

     "Holdco Common Stock" means the Common Stock, $0.10 par value per share, of Holdco.

     "Holdco Shares" means the shares of Holdco Common Stock to be issued to holders of DBT Common Stock in connection with the Merger.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Indar" means Indar Corporation, a Florida corporation.

     "Intellectual Property" means all (a) patents, interests in patents, patent applications, patent disclosures, and improvements thereto, (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, and registrations and applications for registration thereof, (c) computer software, data, and documentation, (d) trade secrets and confidential business information, including idea, formulae, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, marketing, and business data, pricing and cost information, business and marketing plans, and customer, employee and supplier lists and information, (e) other proprietary rights, and (f) copies and tangible embodiments thereof (in whatever form or medium).

     "Liability" means any direct or indirect liability, indebtedness, obligation, expense, claim, loss, damage, deficiency, guaranty or endorsement of any nature, whether known or unknown, absolute or contingent, accrued or unaccrued, due or to become due, liquidated or unliquidated.

     "License Agreements" has the meaning specified in Section 5.13(c).

     "Litigation" means any lawsuit, action, arbitration, administrative or other proceeding, criminal prosecution or governmental investigation or inquiry.

     "Material Adverse Effect" means a material adverse effect on the business, financial condition, results of operations, liquidity, assets, prospects and products of any Representing Party, taken as a whole with all of its Subsidiaries.

     "Merger" is defined above in the Recitals.

     "Merger Consideration" is defined in Section 3.1(e).

     "Merger Subsidiary" is defined above in the preamble.

     "Non-Real Estate Leases" is defined in Section 4.9.

     "Ordinary course" or "ordinary course of business" means the ordinary course of business that is consistent with past practices.

     "Patlex Balance Sheet" is defined in Section 5.5.

     "Patlex Balance Sheet Date" is defined in Section 5.5.

     "Patlex Common Stock" means the Common Stock, $0.10 par value per share, of Patlex.

     "Patlex Disclosure Schedule" means the Disclosure Schedule provided by Patlex in connection with this Agreement.

     "Patlex Minor Contracts" is defined in Section 5.19(a).

     "Patlex Party" means Patlex, Holdco and the Merger Subsidiary, except that for purposes of Section 5.22 "Patlex Party" means any corporation that is a member of any controlled group of corporations (as defined in section 414(b) of the Code) that includes DBT, any trade or business (whether or not incorporated) that is under common control (as defined in section 414(c) of the Code) with DBT or any Subsidiary of DBT, any organization (whether or not incorporated) that is a member of an affiliated service group (as defined in section 414(m) of the Code) that includes DBT or any Subsidiary and any other entity required to be aggregated with DBT pursuant to the regulations under section 414 of the Code.

     "Patlex Shares" means the shares of Patlex Common Stock to be exchanged in connection with the Holdco Merger.

     "Patlex Shareholder Meeting" is defined in Section 7.2.

     "PBCL" means the Pennsylvania Business Corporation Law of 1988, as amended.

     "Person" means any natural person, corporation, partnership, proprietorship, association, trust or other legal entity.

     "Proxy Statement/Prospectus" is defined in Section 8.2(a).

     "Real Estate Leases" is defined in Section 4.7.

     "Real Property" is defined in Section 4.7.

     "Registration Statement" is defined in Section 8.2(a).

     "Regulation" means any statute, law, ordinance, regulation, order or rule of any federal, state, local, foreign or other governmental agency or body or of any other type of regulatory body, including those covering environmental, energy, safety, health, transportation, bribery, recordkeeping, zoning, antidiscrimination, antitrust, wage and hour, and price and wage control matters.

     "Representing Party" means DBT when used in connection with terms used in
Section 4, and Patlex and Merger Subsidiary when used in connection with terms used in Section 5.

     "Required Consents" is defined in Section 4.3.

     "SEC" means the Securities and Exchange Commission.

     "SEC Reports" is defined in Section 5.6(a).

     "Securities Act" means the Securities Act of 1933, as amended, and the Regulations promulgated thereunder.

     "Subsidiary," with respect to any Person, means a corporation the voting securities of which sufficient to elect at least a majority of its Board of Directors are owned directly or indirectly by such Person.

     "Surviving Corporation" is defined in Section 2.1.

     "Termination Date" is defined in Section 10.1(b).

     "Transaction Documents" means this Agreement, the Articles of Merger and the other agreements and documents contemplated hereby and thereby.

     "Transactions" means the Merger and the other transactions contemplated by the Transaction Documents.

                                   ARTICLE II

                                   THE MERGER

     2.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the FBCA, DBT and the Merger Subsidiary shall consummate the Articles of Merger, which provides for the merger of the Merger Subsidiary with and into DBT at the Effective Time (defined below). Following the Merger, DBT shall continue as the surviving corporation (the "Surviving Corporation") and shall continue its existence under the laws of the State of Florida, and the separate corporate existence of the Merger Subsidiary shall cease.

     2.2 Effective Time. As soon as practicable, but in any event within five business days after the satisfaction or waiver of all conditions to the Merger, DBT and the Merger Subsidiary shall file with the Department of State of the State of Florida the Articles of Merger reflecting the Articles of Merger in accordance with the FBCA. The Merger shall become effective at such time as the Articles of Merger are so filed (the "Effective Time").

     2.3  Effects of the Merger.  The Merger shall have the effects set forth in
Section 607.1106 of the FBCA.

     2.4 Articles of Incorporation and Bylaws. The Articles of Incorporation and bylaws of DBT shall be the Articles of Incorporation and bylaws respectively of the Surviving Corporation at the Effective Time.

     2.5 Directors and Officers. The persons who are the officers of DBT at the Effective Time shall be the officers of the Surviving Corporation at the Effective Time. The following persons shall be the directors of the Surviving Corporation at the Effective Time: Kenneth Langone, Gary Erlbaum, Frank Borman, Hank Asher, Charles Asher, Jack Hight and Sari Zalcberg. Such persons shall hold such positions as directors and officers until their successors are elected or appointed in accordance with the Articles of Incorporation and the bylaws of the Surviving Corporation.

     2.6 Closing. Unless this Agreement shall have been terminated and the Transactions abandoned pursuant to Article X, subject to satisfaction or waiver of the conditions to the Merger set forth in Article IX, the Closing shall take place as promptly as practicable (and in any event within five business days) after satisfaction or waiver of the conditions to the Merger set forth in
Article IX, at the offices of Morgan, Lewis &

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Bockius LLP, unless the parties hereto agree in writing to another date or place. The date on which the Closing occurs is referred to herein as the "Closing Date."

                                  ARTICLE III

                     CONVERSION OF SHARES AND OTHER MATTERS

     3.1  Conversion of the DBT Shares.

          (a) Each DBT Share that, immediately prior to the Effective Time, is held by DBT as treasury stock shall be cancelled, and no consideration shall be delivered with respect thereto.

          (b) Each DBT Share outstanding immediately prior to the Effective Time, shall be converted into the right to receive the number of Holdco Shares equal to (x) the product of 1.86 multiplied by the sum of (i) the total number of Holdco Shares outstanding immediately prior to the Effective Time, plus (ii) one-half the number of Holdco Shares issuable upon the exercise of options outstanding immediately prior to the Effective Time, divided by (y) the total number of DBT Shares outstanding immediately prior to the Effective Time.

          (c) Each share of capital stock of the Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of DBT Common Stock.

          (d) No fractional Holdco Shares shall be issued in the Merger. All fractional Holdco Shares that a holder of DBT Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional Holdco Share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash determined by multiplying the average of the closing bid price of a Patlex Share as reported on the Nasdaq Stock Market for the last five trading days prior to the Effective Time, by the fraction of a Holdco Share to which such holder would otherwise have been entitled, as the case may be.

          (e) The consideration to be received by the DBT shareholders in respect of each DBT Share pursuant to this Section 3.1 is hereinafter referred to as the "Merger Consideration."

     3.2 Dissenting Shares. Notwithstanding Section 3.1, DBT Shares outstanding immediately prior to the Effective Time and held by a holder who shall have performed all such acts as are required to qualify such holder as a dissenter within the meaning of Section 607.1320 of the FBCA (a "Dissenter") shall be converted into the right to receive the consideration payable in respect thereof in accordance with the FBCA, unless such holder loses the status and rights of a Dissenter after the Effective Time. If after the Effective Time such holder loses the status and rights of a Dissenter, the DBT Shares held by such holder shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. DBT shall promptly provide Patlex with copies of any written demand for payment received by DBT, and Patlex shall have the right to participate in all negotiations and proceedings with respect to any such demand. DBT shall not, except with the prior written consent of Patlex, make any payment with respect to, or settle or offer to settle, any such demand.

     3.3  Surrender and Payment.

          (a) Prior to the Effective Time, Patlex shall appoint an exchange agent (the "Exchange Agent") for the purpose of exchanging certificates representing DBT Shares for the Merger Consideration. Prior to the Effective Time, and promptly after the Effective Time to the extent necessary to account for any transfer of DBT Shares prior to the Effective Time, Patlex will send, or will cause the Exchange Agent to send, to each holder of DBT Shares (other than treasury shares of DBT, if any) at the Effective Time a letter of transmittal for use in such exchange. The Patlex Parties will make available to the Exchange Agent, as needed, the aggregate Merger Consideration to be paid in respect of the DBT Shares.

          (b) Each holder of DBT Shares that shall have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates formerly representing such DBT Shares together with a properly completed letter of transmittal covering such certificates, will be entitled to receive the Merger Consideration payable in respect of such DBT Shares. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration.

          (c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the DBT Shares formerly represented by the certificate or certificates surrendered in exchange for the Merger Consideration, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such DBT Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

          (d) After the Effective Time, there shall be no further registration of transfers of DBT Shares. If, after the Effective Time, certificates formerly representing DBT Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this
     Article III.

          (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Section 3.3 that remains unclaimed by the holders of DBT Shares six months after the Effective Time shall be returned to Holdco, upon demand, and any such Person who has not exchanged his certificate or certificates for the Merger Consideration in accordance with this Article III prior to that time shall thereafter look only to the Patlex Parties for payment of the Merger Consideration. Notwithstanding the foregoing, no Patlex Party shall be liable to any Person for any amount paid to a public official pursuant to applicable abandoned property laws.

          (f) No dividends or other distributions with respect to securities of DBT constituting part of the Merger Consideration shall be paid to the holder of any unsurrendered certificates formerly representing DBT Shares until such certificates are surrendered as provided in this Article III. Upon such surrender, there shall be paid, without interest, to the Person in whose name the certificates representing the securities of Holdco into which such DBT Shares were converted are registered, all dividends and other distributions payable in respect of such securities on a date subsequent to, and in respect of a record date after, the Effective Time.

     3.4 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, except as contemplated by this Agreement, the outstanding shares of capital stock of Patlex, Holdco or DBT shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

     3.5 The Holdco Merger. Immediately prior to the consummation of the Merger, in accordance with the relevant provisions of the PBCL, Patlex and Newco shall consummate a plan of merger that provides for the merger of Newco with and into Patlex. Following the Holdco Merger, Patlex shall continue as the surviving corporation and shall continue its existence under the laws of the Commonwealth of Pennsylvania, and the separate corporate existence of Newco shall cease.

          (a) Each Patlex Share that, immediately prior to the effective time of the Holdco Merger, is held by Patlex as treasury stock shall be cancelled, and no consideration shall be delivered with respect thereto.

          (b) Each Patlex Share outstanding immediately prior to the effective time of the Holdco Merger, shall be converted into the right to receive one share of Holdco Common Stock.

          (c) Each share of capital stock of the Newco outstanding immediately prior to the effective time of the Holdco Merger, shall be converted into the right to receive one share of Patlex Common Stock. No fractional shares of Holdco Common Stock shall be issued in the Holdco Merger.

          (d) Notwithstanding this Section 3.5, Patlex Shares outstanding immediately prior to the effective time of the Holdco Merger and held by a holder who shall have performed all such acts as are required to qualify such holder as a dissenter within the meaning of Section 1930 of the PBCL (a "Holdco Dissenter") shall be converted into the right to receive the consideration payable in respect thereof in accordance with the PBCL, unless such holder loses the status and rights of a Holdco Dissenter after the effective time of the Holdco Merger. If after the effective time of the Holdco Merger such holder loses the status and rights of a Holdco Dissenter, the Patlex Shares held by such holder shall be treated as if they had been converted as of the effective time of the Holdco Merger into the right to receive the one share of Holdco Common Stock.

          (e) Patlex shall also appoint the Exchange Agent for the purpose of exchanging certificates representing Patlex Shares for the shares of Holdco Common Stock issued in the Holdco Merger.

          (f) Each holder of Patlex Shares that shall have been converted into a right to receive the shares of Holdco Common Stock, upon surrender to the Exchange Agent of a certificate or certificates formerly representing such Patlex Shares together with a properly completed letter of transmittal covering such certificates, will be entitled to receive the shares of Holdco Common Stock payable in respect of such Patlex Shares. Until so surrendered, each such certificate shall, after the effective time of the Holdco Merger, represent for all purposes, only the right to receive such shares of Holdco Common Stock.

          (g) The Articles of Incorporation of Patlex and the bylaws of Patlex shall be the Articles of Incorporation and bylaws respectively of the surviving corporation at the effective time of the Holdco Merger.

     3.6 Holdco Name. The Articles of Incorporation of Holdco and the bylaws of Holdco shall be the Articles of Incorporation and bylaws respectively of Holdco at the Effective Time, except that as of the Effective Time, the following provision of the Articles of Incorporation of Holdco shall be amended in its entirety to read as follows:
              "1. The name of the corporation is DBT Online, Inc."

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF DBT

     DBT hereby represents and warrants to the Patlex Parties as follows:

     4.1 Corporate Status. DBT is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, with full corporate power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use and its status under Florida law is active. DBT is qualified to do business as a foreign corporation in any jurisdiction where the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect. The Charter Documents and bylaws of DBT that have been delivered to Patlex have been duly adopted and are correct and complete copies of such documents as currently in effect.

     4.2 Authorization. DBT has the requisite power and authority to execute and deliver the Transaction Documents to which it is or will be a party and to perform the Transactions to be performed by it. Such execution, delivery and performance by DBT have been duly authorized by all necessary corporate action, except for approval by the DBT shareholders as required by the FBCA. The Transaction Documents executed on or before the date hereof constitute, and the Transaction Documents to be executed after the date hereof will constitute, valid and binding obligations of DBT, enforceable against DBT in accordance with their terms.

     4.3  Consents and Approvals.  Except for the consents specified in Section
4.3 of the DBT Disclosure Schedule (the "Required Consents") and except for such filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, the HSR Act, filings under state securities laws and the filing of the Articles of Merger in accordance with the FBCA, neither the execution and delivery by DBT of the Transaction Documents to which it is or

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

will be a party, nor the performance of the Transactions to be performed by DBT, will (a) require any filing, consent or approval or constitute a Default under
(i) any Regulation or Court Order to which DBT is subject, (ii) the Charter Documents or bylaws of DBT or (iii) any Contract, Government Permit or other document to which DBT is a party or by which the properties or other assets of DBT may be subject, or (b) result in the triggering of any right of first refusal or other right under any shareholder, partnership or joint venture agreement to which DBT is a party.

     4.4 Capitalization and Stock Ownership. The total authorized capital stock of DBT consists of 10,000,000 shares of DBT Common Stock, 1,736,274 shares of which are issued and outstanding (the "Existing Shares") and none of which are issued and held by DBT as treasury stock. There are no existing options, warrants, calls, commitments or other rights of any character (including conversion or preemptive rights) relating to the acquisition of any issued or unissued capital stock or other securities of DBT. All of the outstanding shares of DBT Common Stock are duly and validly authorized and issued, fully paid and non-assessable. Section 4.4 of the DBT Disclosure Schedule correctly lists the record owners of all of the Existing Shares. DBT complied with all applicable federal and state securities Regulations in connection with the issuance of all of the Existing Shares. Except as set forth in Section 4.4 of the DBT Disclosure Schedule, there are no Contracts involving the ownership, voting, issuance or transfer of capital stock of DBT to which DBT is a party or by which DBT is otherwise bound or affected.

     4.5 Financial Statements. DBT has delivered to Patlex (a) unaudited financial statements (draft dated January 26, 1996) consisting of a balance sheet of DBT as of December 31, 1995, and the related statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 1995, including the notes thereto (the "DBT Interim Financial Statements"), and
(b) audited financial statements consisting of combined balance sheets of DBT and Indar as of December 31, 1994, and the related combined statements of income, stockholders' equity and cash flows for the year ended December 31, 1994, including the notes thereto, together with the report thereon of Ahearn, Jasco + Company, certified public accountants (the "DBT Audited Financial Statements"). All such unaudited and audited financial statements and notes thereto are referred to herein collectively as the "DBT Financial Statements." The DBT Financial Statements fairly present the financial condition, results of operations, changes in stockholders' equity and cash flows of DBT as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, except for notes thereto and subject, in the case of any unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be adverse). The DBT Financial Statements reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than DBT are required by GAAP to be included in the consolidated financial statements of the Company. The DBT Financial Statements comply with the requirements of Regulation S-X applicable to the Registration Statement. The balance sheet as of December 31, 1995 is referred to herein as the "DBT Balance Sheet," and the date thereof is referred to herein as the "DBT Balance Sheet Date."

     4.6 Title to Assets and Related Matters. DBT has good and marketable title to, or valid leasehold interests in, all of its Assets, free from any Encumbrances except those specified in Section 4.6 of the DBT Disclosure Schedule and any Encumbrances that, in the aggregate, are not material to DBT, taken as a whole. The use of the Assets is not subject to any Encumbrances (other than those excepted in the immediately preceding sentence), and such use does not materially encroach on the property or rights of any other Person. All Real Property (defined below) and tangible personal property of DBT are suitable for the purposes for which they are used, in good working condition and reasonable repair, free from any known defects, except such defects that, in the aggregate, would not have a Material Adverse Effect.

     4.7  Real Property, Leases and Environmental Matters.

          (a) Section 4.7 of the DBT Disclosure Schedule contains a complete and accurate list of all real estate currently used in the operation of the Business as well as any other real estate that is in the possession of or leased by DBT and the improvements (including buildings and other structures) located on such real estate (collectively, the "Real Property"), and lists any leases under which any such Real Property is possessed (the "Real Estate Leases"). To the knowledge of DBT, DBT is currently not in

     Default under any of the Real Estate Leases, and DBT is not aware of any Default by any of the lessors thereunder, except such Defaults that, in the aggregate, would not have a Material Adverse Effect. DBT does not own any Real Property. Section 4.7 of the DBT Disclosure Schedule also describes any other real estate previously owned, leased or otherwise operated by DBT during the five years prior to the date hereof and the time periods of any such ownership, lease or operation.

          (b) No claims or regulatory actions have been asserted or assessed against DBT or any of its property and, to the best of DBT's knowledge after due inquiry, no claim or regulatory action is pending or threatened against DBT or any of its property, arising out of or due to, or allegedly arising out of or due to, (i) the release on, under, or from the property of any Hazardous Substances; (ii) any contamination of the property, including the presence of any Hazardous Substance that has come to be located on or under the property from another location; (iii) any material violation or alleged violation of any Environmental Laws with respect to the property or DBT's Business; (iv) any injury to human health or safety or to the environment by reason of the past or present condition of, or past or present activities on or under, the property; or (v) the generation, manufacture, storage, treatment, handling, transportation, or other use, however defined, of any Hazardous Substance on the property.

          (c) To the best of DBT's knowledge, DBT's storage, transportation, handling, use, or disposal, if any, of Hazardous Substances on or under its property or disposal elsewhere, if any, of Hazardous Substances generated on or from its Business is currently, and all times has been, in compliance in all material respects with all applicable Environmental Laws.

          (d) To the best of DBT's knowledge:

             (i) None of DBT's leased property is listed in the National Priorities List or any other list, schedule, log, inventory or record, however defined, maintained by any federal, state or local governmental agency with respect to sites from which there is or has been a release of any Hazardous Substance or any contaminator.

             (ii) There are no underground or above ground storage tanks (whether or not currently in use), urea-formaldehyde materials, asbestos, asbestos containing materials, polychlorinated biphenyls
        (PCBs), or nuclear fuels or wastes, located on or under any of DBT's leased property.

             (iii) There is no ongoing release of any Hazardous Substance on, under, or from DBT's leased property nor any contamination of such property.

             (iv) DBT's ownership, use, and operation of its property are currently and, at all times during DBT's ownership or operation thereof, have been in material compliance with all applicable Environmental Laws.

             (v) There are no liens against DBT's leased property arising under any Environmental Laws.

     4.8 Certain Personal Property. DBT has delivered to Patlex an asset schedule, listing and specifying the location of all material items of tangible personal property that were included in the DBT Balance Sheet. Since the DBT Balance Sheet Date, DBT has not acquired any items of tangible personal property other than (a) items having acquisition costs (per item) of less than $15,000 and (b) acquisitions in the ordinary course. All of such personal property is in operating condition, reasonable wear and tear excepted.

     4.9 Non-Real Estate Leases. Section 4.9 of the DBT Disclosure Schedule lists all assets and property (other than Real Property) that are used as of the date of this Agreement in the operation of the Business and that are possessed by DBT under an existing lease, including all automobiles, machinery, equipment, furniture and computers that are material to the Business. Section 4.9 of the DBT Disclosure Schedule also lists the leases under which such assets and property are possessed. All of such leases and any leases of such types that are entered into after the date of this Agreement are referred to herein as the "Non-Real Estate Leases." DBT is not in Default under any of the Non-Real Estate Leases, and DBT is not aware of any Default by any of the lessors thereunder.

     4.10 Accounts Receivable. The accounts receivable of DBT are bona fide accounts receivable created in the ordinary course of business and are good and collectible, less an allowance for uncollectible accounts determined in accordance with GAAP.

     4.11  Relationships with Related Persons.  Except as specified in Section
4.11 of the DBT Disclosure Schedule, no shareholder, officer, director or employee of DBT, or any Affiliate of such person, has, or since January 1, 1993 has (a) had, any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the Business, (b) owned (of record or beneficially) an equity interest or any other financial or profit interest in any Person that has (i) had business dealings or a material financial interest in any transaction with DBT or (ii) engaged in competition with DBT with respect to any business competing with the Business, or (c) had any claim or right against DBT.

     4.12 Liabilities. Except as specified in Section 4.12 of the DBT Disclosure Schedule, DBT has no Liabilities, and none of the Assets of DBT are subject to any Liabilities, except (a) to the extent specifically reflected or reserved against in the DBT Balance Sheet, (b) current Liabilities incurred since the DBT Balance Sheet Date that, individually or in the aggregate, are not material to the Business or the Assets, (c) Liabilities under any Contracts specifically disclosed on the DBT Disclosure Schedule that were not required under GAAP to have been specifically disclosed or reserved for on the DBT Balance Sheet, (d) Liabilities under or contemplated by this Agreement, (e) Liabilities incurred after the date of this Agreement that are not prohibited by
Section 6.1, and (f) Liabilities incurred since the Balance Sheet Date that are approved in writing by Patlex.

     4.13  Taxes.

          (a) Except as set forth in Section 4.13 of the DBT Disclosure Schedule, DBT has duly and timely filed all foreign, federal, state, local and other tax returns that are required to be filed and that were due, and has paid all material taxes and assessments that have become due pursuant to such returns or pursuant to any assessment received. The accrual for taxes that appears in the DBT Balance Sheet is adequate provision for all taxes of DBT for all periods or partial periods through and including the Closing Date. These returns are true and correct in all material respects. Except as set forth in Section 4.13 of the DBT Disclosure Schedule, all taxes and other assessments and levies that DBT has been required by law to withhold or to collect have been duly withheld and collected and have been paid over to the proper governmental authorities or are properly held by DBT for such payment. There are no proceedings or other actions pending, and to the knowledge of DBT no proceedings or other actions are threatened, for the assessment and collection of additional taxes of any kind for any period for which returns have or should have been filed. DBT's status as a "Subchapter S" corporation under the Code and under Section 220.13, Florida Statutes, ended as of July 1, 1995. For all periods prior to July 1, 1995, DBT was taxable as a qualifying "Subchapter S" corporation for all purposes of the Code.

          (b) DBT has filed with the appropriate governmental agencies all tax returns required to have been filed in all jurisdictions in which DBT is required to file tax returns, except where the failure to make such filings would not materially adversely affect DBT's business, and all such tax returns properly reflect in all material respects the liabilities of DBT for taxes for the periods, property, or events covered thereby. All taxes, including those called for by the tax returns, or heretofore or hereafter claimed to be due by any taxing authority from DBT have been properly accrued or paid. The accrual for taxes contained in the DBT Balance Sheet is adequate, in all material respects, to cover the tax Liabilities of DBT as of the DBT Balance Sheet Date and include adequate provision for all deferred taxes, and no events have occurred subsequent to that date to make any of such accruals materially inadequate. DBT has not received any notice of assessment or proposed assessment in connection with any tax returns, and there are no pending tax examinations of, or tax claims asserted against, DBT or any of its Assets. DBT has extended, or waived the application of, any statute of limitations of any jurisdiction regarding the assessment or collection of any taxes. There are no tax liens (other than any lien for current taxes not yet due and payable) on any of the Assets of DBT. DBT has no knowledge of any basis for any additional assessment of any taxes. DBT has made all deposits required by law to be made with respect to employees' withholding and other employment taxes, including without limitation the portion of such deposits relating to taxes imposed upon DBT.

          (c) DBT has delivered or will deliver to Patlex correct and complete copies of all federal income tax returns filed, examination reports received, and statements of deficiencies assessed against or agreed to by DBT related to tax years from its inception through 1995.

          (d) DBT has not filed any consent under Section 341(f) of the Code concerning collapsible corporations. DBT has not made any payments nor is DBT obligated to make any payments that would not be deductible under
     Section 280G of the Code. DBT has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6621 of the Code. Except as described in Section 4.13 to the DBT Disclosure Schedule, DBT has not been a member of an affiliated group for which consolidated returns were required to be filed.

          (e) DBT has no net operating loss carryovers, net capital loss carryovers, unused investment or other credit, unused foreign tax, or excess charitable contributions, except as set forth in the federal income tax returns delivered to Patlex pursuant to subsection (c) above.

     4.14 Subsidiaries. DBT does not own, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, business, trust, joint venture or other legal entity.

     4.15  Legal Proceedings and Compliance with Law.

          (a) Except as disclosed in Section 4.15 of the DBT Disclosure Schedule, there is no Litigation that is pending or, to DBT's knowledge, threatened against or related to DBT. There has been no Default under any Regulations applicable to DBT, including Regulations relating to pollution or protection of the environment, except for any Defaults that would not have a Material Adverse Effect. There has been no Default with respect to any Court Order applicable to DBT.

          (b) Without limiting the generality of Section 4.15(a), there has not been any Environmental Condition (defined below) (i) at the premises at which the Business of DBT has been conducted, (ii) at any property owned, leased or operated at any time by DBT, any Person controlled by DBT or any predecessor thereof or (iii) at any property at which wastes have been deposited or disposed by or at the behest or direction of any of the foregoing, nor has DBT received written notice of any such Environmental Conditions that, in the aggregate, would have a Material Adverse Effect. "Environmental Condition" means any condition or circumstance, including the presence of Hazardous Substances, whether created by any third party or otherwise, at or relating to any such property or premises that would (i) require abatement or correction under any Environmental Law (defined below), (ii) give rise to any civil or criminal liability under any Environmental Law or (iii) create a public or private nuisance. "Environmental Law" means all Regulations and Court Orders relating to pollution or protection of the environment as well as any principles of common law under which a party may be held liable for the release or discharge of any materials into the environment.

          (c) DBT has delivered to Patlex correct and complete copies of any written reports, studies or assessments in the possession or control of DBT that relate to any Environmental Condition.

          (d) DBT has obtained and is in full compliance with all governmental permits, licenses, registrations, certificates of occupancy, approvals and other authorizations that are required for the complete operation of the Business of DBT as currently operated (the "Government Permits"). All of the Governmental Permits are listed in Section 4.15 of the DBT Disclosure Schedule along with their respective expiration dates, that are required for the complete operation of the Business of DBT as currently operated. All of the Governmental Permits are currently valid and in full force, and to DBT's knowledge, no revocation, cancellation or withdrawal thereof has been threatened. DBT has filed such timely and complete renewal applications as may be required with respect to its Governmental Permits.

     4.16  Contracts.

          (a) SECTION 4.16 of the DBT Disclosure Schedule lists each Contract of the following types to which DBT, as of the date of this Agreement, is a party, or by which it is bound, (1) excluding any Contract that may be terminated by DBT on not more than 30 days' notice without any liability on the part of DBT and (2) other than with respect to subparagraphs (v) and
     (vi) below, any Contract under which the executory obligation (including any remaining payments) of DBT involves an amount of less than $100,000 (such excluded Contracts referred to in clauses (1) and (2) are referred to in this SECTION 4.16 collectively as "DBT Minor Contracts") and excluding this Agreement and the other Contracts expressly referred to herein:

             (i) Contracts with any present or former shareholder, director, officer, employee, partner or consultant of DBT or Affiliate thereof;

             (ii) Contracts for the future purchase of, or payment for, supplies or products, or for the lease of any Asset from or the performance of services by a third party, or any Contracts for the sale of inventory or products;

             (iii) Contracts to sell or supply products or to perform services;

             (iv) Contracts to lease to or to operate for any other party any Asset;

             (v) Any notes, debentures, bonds, conditional sale agreements, equipment trust agreements, letter of credit agreements, reimbursement agreements, loan agreements or other Contracts for the borrowing or lending of money (including loans to or from officers, directors, partners, shareholders or Affiliates of DBT or any members of their immediate families), agreements or arrangements for a line of credit or for a guarantee of, or other undertaking in connection with, the indebtedness of any other Person;

             (vi) Any Contracts under which any Encumbrance exists with respect to any Assets if the Encumbrance could present an adverse impact of at least $100,000;

             (vii) Any Contract with any investment banker, broker, agent or finder for any fees, commissions or similar payments in connection with any transaction; and

             (viii) Any other Contracts (other than DBT Minor Contracts and those described in any of (i) through (vi) above) not made in the ordinary course of business.

          (b) To DBT's knowledge, DBT is not in Default under any Contract, which Default, together with all other such Defaults, could result in a Material Adverse Effect. DBT has not received any communication from, or given any communication to, any other party indicating that DBT or such other party, as the case may be, is in Default under any Contract where such Default could have a Material Adverse Effect.

     4.17 Insurance. SECTION 4.17 of the DBT Disclosure Schedule lists all policies or binders of insurance held by or on behalf of DBT or relating to the Business or any of its Assets, as of the date of this Agreement, and the DBT Disclosure Schedule specifies with respect to each policy the insurer, the amount of the coverage, the type of insurance, the risks insured, the expiration date, the policy number and any pending claims thereunder. To DBT's knowledge, there is no Default with respect to any such policy or binder, nor has there been any failure to give any notice or present any claim under any such policy or binder in a timely fashion or in the manner or detail required by the policy or binder, except for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect. There is no notice of nonrenewal or cancellation with respect to, or disallowance of any claim under, any such policy or binder that has been received by DBT, except for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect.

     4.18  Patents and Other Intellectual Property.

          (a) DBT does not currently use as of the date of this Agreement or has not used prior to such date in the operation of its Business (including in the development or marketing of products and services) any Intellectual Property that is material to its Business, except for those listed in
     Section 4.18 of the DBT Disclosure Schedule. All of DBT's Intellectual Property is owned or otherwise lawfully used by DBT, and DBT does not infringe upon or unlawfully or wrongfully use any patent, trademark, tradename, service mark, copyright or trade secret owned or claimed by another Person. DBT is not in Default, and has not received any notice of any claim of infringement or any other claim or proceeding, with respect to any such patent, trademark, tradename, service mark, copyright or trade secret. No current or former employee of DBT and no other Person owns or has any proprietary, financial or other interest, direct or indirect, in whole or in part, in any of the Intellectual Property, or in any application therefor.

          (b) DBT has taken all appropriate measures to protect and preserve the security, confidentiality and value of its Confidential Information. To DBT's knowledge, all Confidential Information that constitutes Intellectual Property is currently valid and protectible and is not part of the public domain or knowledge, nor to the knowledge of DBT, has it been used, divulged or appropriated for the benefit of any Person other than DBT or otherwise to the detriment of DBT. To DBT's knowledge, no employee or consultant of DBT is subject to any contractual or legal restrictions that might interfere with the use of their best efforts to promote the interests of DBT. To DBT's knowledge, no employee or consultant of DBT has used in the course of his work for DBT any information that is confidential and owned by any other Person. For the purposes of this Agreement, the term "Confidential Information" means those items of the Intellectual Property that are confidential and any other confidential information owned by DBT, including personnel information, technical information, customer lists, other customer information and supplier information.

     4.19 Employee Relations. DBT is not (a) a party to, involved in, or, to DBT's knowledge, threatened by, any labor dispute or unfair labor practice charge or (b) currently negotiating any collective bargaining agreement, and DBT has not experienced any work stoppage during the last three years. DBT has delivered to Patlex a complete and correct list of the names and salaries, bonus and other cash compensation of all employees (including officers) of DBT whose total cash compensation for 1994 or 1995 exceeded $100,000.

     4.20  Employee Benefit Plans.

          (a) SECTION 4.20 of the DBT Disclosure Schedule contains a complete and accurate list of DBT's Benefit Plans, identifying all ERISA Plans and all Benefit Plans that are not ERISA Plans, and a listing of all expected annual contributions to the Benefit Plans. DBT has delivered to Patlex a complete and correct copy of each of the Benefit Plans and of any related trust agreements, insurance or annuity contracts, valuations, and other funding agreements.

          (b) No DBT Party sponsors or participates in a defined benefit pension plan. DBT does not maintain and has not maintained in the past any defined benefit pension plan, and it is not and has not been a party to any agreement requiring it to contribute to a multi-employer plan within the meaning of Section 3(37) of ERISA. There are no unfunded vested benefits under any Benefit Plan which is subject to the vesting and funding standards of ERISA and no unfunded liabilities under any ERISA Plan for all benefits accrued through the date of the last actuarial valuation of such ERISA Plan (calculated on the basis of the plan's normal funding assumptions on such valuation). DBT has operated in good faith compliance with the requirements of section 4908B of the Code or Part 6 of ERISA ("COBRA"). Other than claims for benefits in the ordinary course of its business, to the knowledge of DBT there are no pending claims involving the ERISA Plans by any participant covered under the ERISA Plans or otherwise or violations of the applicable state or federal law which may result in material liability on the part of DBT or any ERISA Plan under ERISA or any other law, nor to the knowledge of DBT is there any reasonable basis for such a claim. To the knowledge of any DBT Party, the Benefit Plans are not the subject of any investigation, audit or action by the IRS, the Department of Labor or the Pension Benefit Insurance Corporation.

          (c) To the knowledge of DBT, none of the ERISA Plans nor any of their related trusts, nor DBT or any trustee, administrator or other "party in interest" or "disqualified person" (within the meaning of Section 3(14) of ERISA or Section 4975(e)(2) of the Code, respectively) with respect to the ERISA Plans, has engaged in any "prohibited transaction" (within the meaning of Section 406 of ERISA or Section 4975(c) of the Code), which could subject any ERISA Plans or related trusts or any trustee, administrator or other fiduciary of any ERISA Plan, or any other party dealing with the ERISA Plans, to the penalties or excise tax imposed on prohibited transactions by Section 502(i) of ERISA or Section 4975 of the Code.

          (d) In the reasonable belief of DBT, each of the Benefit plans that are intended to be "qualified" under Section 401(a) of the Code (the "Qualified Plans") meets the requirements of Section 401(a) of the Code, and the trust, if any, forming a part of each Qualified Plan is exempt from federal income tax under Section 501(a) of the Code. A favorable determination letter has been issued by the Internal Revenue Service within the past ten years as to the qualification under Section 401(a) of the Code (including, but not limited to, amendments made by ERISA), with respect to each Qualified Plan, and DBT has delivered to Patlex a true and correct copy of all such determination letters. None of the determination letters has been revoked or modified by the Internal Revenue Service.

          (e) All contributions required by law or required in accordance with the terms of the Qualified Plans with respect to the current plan year and plan years ended prior to the Closing Date have been made.

          (f) Except pursuant to the Benefit Plans and under COBRA, DBT does not have any present or future liability to former employees or to their dependents, survivors, or beneficiaries in connection with or arising out of any plan, compensation arrangement, or practice that DBT maintained or adopted or to which DBT contributed prior to the date hereof, and DBT has not maintained, adopted, or contributed to any plan that provides benefits or payments to former employees or their dependents, survivors, or beneficiaries, except pursuant to the Benefit Plans and under COBRA. No welfare plan within the meaning of 3(2) of ERISA provides any health, life or other welfare coverage to any DBT Party beyond termination of employment with any DBT Party by reason of retirement or otherwise, other than coverage as may be required under COBRA, or under the continuation of coverage provisions of the laws of any state or locality.

          (g) DBT has satisfied in all material respects all reporting and disclosure requirements applicable under ERISA, and the Department of Labor and Internal Revenue Service and Pension Benefit Guaranty Corporation regulations promulgated thereunder, with respect to all ERISA Plans and Qualified Plans, and DBT has delivered to Patlex true and complete copies of the most recently filed and disclosed Forms 5500-C/R (with exhibits) and summary plan descriptions and summaries of material modification for the ERISA Plans and Qualified Plans. In the event that a Form 5500 for any Qualified Plan for the 1995 plan year has not been filed prior to the Closing Date, a proper extension will be filed.

          (h) No Qualified Plan has had any "unrelated business taxable income" as defined in Sections 512 through 514 of the Code. There have been no claims, nor notice of claims, filed under any fiduciary liability insurance policy covering any Benefit Plan.

          (i) The trustees of each Qualified Plan have completed their required annual accounts for the plan years ending on or before December 31, 1995. Each such accounting accurately reflects the accounting, and true and complete copies of the trustees' reports or schedules of such accountings have been delivered to Patlex.

     4.21 Corporate Records. The minute books of DBT contain complete, correct and current copies of its Charter Documents and bylaws and, in all material respects, of all minutes of meetings, resolutions and other proceedings of its Board of Directors and shareholders. The stock record book of DBT is complete, correct and current.

     4.22 Absence of Certain Changes. Since the DBT Balance Sheet Date, DBT has conducted its Business in the ordinary course and, except as specified on
Section 4.22 of the DBT Disclosure Schedule, there has not been with respect to
DBT:

          (a) any material adverse change in its Business or Liabilities;

          (b) any distribution or payment declared or made in respect of its capital stock by way of dividends, purchase or redemption of shares or otherwise;

          (c) any increase in the compensation payable or to become payable to any director, officer, employee or agent, except for merit and seniority increases for employees made in the ordinary course of business, nor any other change that is material to any employment or consulting arrangement;

          (d) any sale, assignment or transfer of Assets, or any additions to or transactions involving any Assets, other than those made in the ordinary course of business;

          (e) other than in the ordinary course of business, any waiver or release of any claim or right or cancellation of any debt held; or

          (f) any payments to any Affiliate of DBT, except as specified in
     Section 4.22 of the DBT Disclosure Schedule.

     4.23 Previous Sales; Warranties. DBT has not breached any express or implied warranties in connection with the sale or distribution of such goods, except for breaches that, individually and in the aggregate, will not have a Material Adverse Effect. There are no known defects in the design of, or technology embodied in, any product or service that DBT currently markets or has marketed in the past except for such defects that, in the aggregate, would not have a Material Adverse Effect. DBT has provided Patlex with true and correct copies of all material warranties made by DBT with respect to any goods that have been sold or distributed by DBT at any time during the one year prior to the date hereof.

     4.24 Customers and Suppliers. Section 4.24 of the DBT Disclosure Schedule lists any Contracts (other than DBT Minor Contracts) with customers or former customers of DBT that have been terminated or cancelled during the one year period prior to the date hereof. Section 4.24 of the DBT Disclosure Schedule also contains a list of the names of each of the 10 customers that, in the aggregate, for the three fiscal years ended December 31, 1993, 1994 and 1995, were the largest dollar volume customers of products sold or services rendered by DBT. None of such customers has given DBT notice terminating, cancelling or stating an intent to terminate or cancel any Contract with DBT, and none of such customers is, or has been during the one year period immediately preceding the date of this Agreement, a related party to DBT. Section 4.24 of the DBT Disclosure Schedule also contains a list of the 10 suppliers of DBT that, in the aggregate, for the three fiscal years ended December 31, 1993, 1994 and 1995, were the largest dollar volume suppliers of supplies used by DBT. None of such suppliers has given DBT notice terminating, cancelling or stating an intent to terminate or cancel any Contract with DBT, except in the cases of any such suppliers as to which the cancellation or termination would not, in the aggregate, have a Material Adverse Effect.

     4.25 Finder's Fees. No Person retained by DBT is or will be entitled to any commission or finder's or similar fee in connection with the Transactions.

     4.26 Accuracy of Information. No representation or warranty by DBT in any Transaction Document, and no information contained therein or otherwise delivered to any Patlex Party in connection with the Transactions, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein or therein not misleading.

     4.27 Indar Corporation. The Consulting/Employment Agreement between DBT and Indar, dated as of December 23, 1994, including an addendum dated February 15, 1995 (the "Indar Agreement") was terminated on November 30, 1995. DBT has no Liability to Indar or otherwise arising out of any transaction or other relationship, directly or indirectly, with Indar. Section 4.27 of the DBT Disclosure Schedule contains a complete and accurate list of all payments and indebtedness to and from Indar for the fiscal years ended December 31, 1993 and 1994, and the period since December 31, 1994.

     4.28 Representations. The representations and warranties of DBT contained in this Agreement, disregarding all qualifications and exceptions herein relating to materiality or Material Adverse Effect, are true and correct with only such exceptions relating to materiality or Material Adverse Effect as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

                                   ARTICLE V

              REPRESENTATIONS AND WARRANTIES OF THE PATLEX PARTIES

     Patlex and the Merger Subsidiary jointly and severally hereby represent and warrant to DBT as follows:

     5.1 Corporate Status. Each Patlex Party is a corporation duly organized, validly existing and in good standing under the laws under which it was incorporated, with full corporate power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use. Each Patlex Party is qualified to do business as a foreign corporation in any jurisdiction where the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect. The Charter Documents and bylaws of each Patlex Party that have been delivered to DBT have been duly adopted and are correct and complete copies of such documents as currently in effect.

     5.2 Authorization. Each Patlex Party has the requisite power and authority to execute and deliver the Transaction Documents to which it is or will be a party and to perform the Transactions to be performed by it. Such execution, delivery and performance by each Patlex Party have been duly authorized by all necessary corporate action, except for approval by the Patlex shareholders in accordance with its Certificate of Incorporation and approval by Patlex, as the sole shareholder of the Merger Subsidiary, in accordance with the FBCA. The Transaction Documents executed on or before the date hereof constitute, and the Transaction Documents to be executed after the date hereof will constitute, valid and binding obligations of each Patlex Party that is or will be a party thereto, enforceable against each such party in accordance with their terms.

     5.3 Consents and Approvals. Except for such filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, the HSR Act, filings under state securities laws, the filing of any required notices with the Nasdaq Stock Market to include the Holdco Shares, the filing of the Articles of Merger in accordance with the FBCA and the approval of the shareholders of Patlex, neither the execution and delivery by any Patlex Party of the Transaction Documents to which it is or will be a party, nor the performance of the Transactions to be performed by any Patlex Party, (a) will require any filing, consent or approval or constitute a Default under (i) any Regulation or Court Order to which any Patlex Party is subject, (ii) the Charter Documents or bylaws of any Patlex Party or (iii) any Contract, Government Permit or other document to which any Patlex Party is a party or by which the properties or other assets of any Patlex Party may be subject, or (b) result in the triggering of any right of first refusal or other right under any shareholder, partnership or joint venture agreement to which any Patlex Party is a party.

     5.4 Capitalization and Stock Ownership. The total authorized capital stock of Patlex consists of 10,000,000 shares of Patlex Common Stock, $.10 par value per share, 2,527,049 shares of which are issued and outstanding as of the date of this Agreement, and 1,000,000 shares of preferred stock, $0.10 par value per share, none of which is issued and outstanding. Patlex does not have any shares of capital stock that are issued and held by Patlex as treasury stock. All of the outstanding shares of Patlex Common Stock are duly and validly authorized and issued, fully paid and non-assessable. Patlex complied with all applicable federal and state securities Regulations in connection with the issuance of all of the outstanding shares of Patlex Common Stock. Except as set forth in Section 5.4 of the Patlex Disclosure Schedule, there are no Contracts involving the ownership, voting, issuance or transfer of capital stock of Patlex to which Patlex is a party or by which Patlex is otherwise bound or affected. Except as disclosed in Section 5.4 of the Patlex Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights, stock option plans, or other agreements or commitments to which any of the Patlex Parties is a party or by which any of the Patlex Parties is bound providing for the issuance, disposition, or acquisition of any shares of capital stock of any of the Patlex Parties. None of the Patlex Parties has any outstanding or authorized stock appreciation, phantom stock, or similar rights. There are no voting trusts, proxies, or any other agreements or understandings with respect to the voting of any shares of any of the Patlex Parties.

     5.5 Financial Statements. The audited financial statements and the unaudited financial statements of Patlex included in Patlex's Annual Report on Form 10-KSB and its Quarterly Report on Form 10-QSB that are referred to in
Section 5.6 fairly present the financial condition, results of operations, changes in stockholders' equity and cash flow of Patlex as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, except for notes thereto and subject, in the case of any unaudited interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be adverse). The balance sheet of Patlex as of December 31, 1995 that is included in such financial statements is referred to herein as the "Patlex Balance Sheet," and the date thereof is referred to herein as the "Patlex Balance Sheet Date."

     5.6  SEC Reports.

          (a) Patlex has delivered to DBT (i) Patlex's Annual Report on Form 10-KSB for the period ended June 30, 1995, (ii) Patlex's Quarterly Report on Form 10-QSB for the six months ended December 31, 1995, and (iii) Patlex's Information Statement, dated August 3, 1995, relating to the spin-off of Patlex by AutoFinance Group, Inc. (all of such materials, together with any amendments thereto are referred to herein as the "SEC Reports").

          (b) As of its filing date or, if applicable, its effective date, each SEC Report complied in all material respects with the requirements of the Regulations applicable to such SEC Report, including the Securities Act and the Exchange Act.

          (c) As of its filing date or, if applicable, its effective date, each SEC Report filed pursuant to the Securities Act or the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Patlex has filed all reports under the Exchange Act that were required to be filed as of the date hereof and will have filed all such reports required to have been filed through the Effective Time.

     5.7 Title to Assets and Related Matters. Each Patlex Party has good and marketable title to, or valid leasehold interests in, all of its Assets, free from any Encumbrances, except any Encumbrances that, in the aggregate, are not material to the Patlex Parties taken as a whole. The use of the Assets is not subject to any Encumbrances (other than those specified in the preceding sentence), and such use does not materially encroach on the property or rights of any other Person.

     5.8  Real Property, Leases and Environmental Matters.

          (a) Patlex has good, marketable, insurable, fee simple title to all its real property, free and clear of all liens, mortgages, encumbrances, security interests, claims, and other matters affecting title to or possession of such real property, including all encroachments, boundary disputes, covenants, restrictions, easements, rights of way, leases, and title objections, excepting only such easements, restrictions and covenants listed on Section 5.8 of the Patlex Disclosure Schedule, which will not materially interfere with or impair Patlex's intended use of any of the real property or materially reduces the value of any of the real property.

          (b) No claims or regulatory actions have been asserted or assessed against any of the Patlex Parties or any of their property and, to the best of Patlex's knowledge after due inquiry, no claim or regulatory action is pending or threatened against any of the Patlex Parties or any of their property, arising out of or due to, or allegedly arising out of or due to,
     (i) the release on, under, or from the property of any Hazardous Substances; (ii) any contamination of the property, including the presence of any Hazardous Substance that has come to be located on or under the property from another location; (iii) any material violation or alleged violation of any Environmental Laws with respect to the property or Patlex's Business; (iv) any injury to human health or safety or to the environment by reason of the past or present condition of, or past or present activities on or under, the property; or (v) the generation, manufacture, storage, treatment, handling, transportation, or other use, however defined, of any Hazardous Substance on the property.

          (c) To the best of Patlex's knowledge, Patlex's storage, transportation, handling, use, or disposal, if any, of Hazardous Substances on or under its property or disposal elsewhere, if any, of Hazardous Substances generated on or from its Business is currently, and all times has been, in compliance in all material respects with all applicable Environmental Laws.

          (d) To the best of Patlex's knowledge:

             None of Patlex's property is listed in the National Priorities List or any other list, schedule, log, inventory or record, however defined, maintained by any federal, state or local governmental agency with respect to sites from which there is or has been a release of any Hazardous Substance or any contaminator.

             (i) There are no underground or above ground storage tanks (whether or not currently in use), urea-formaldehyde materials, asbestos, asbestos containing materials, polychlorinated biphenyls (PCBs), or nuclear fuels or wastes, located on or under any of Patlex's property.

             (ii) There is no ongoing release of any Hazardous Substance on, under, or from Patlex's property nor any contamination of such property.

             (iii) Patlex's ownership, use, and operation of its property are currently and, at all times during Patlex's ownership or operation thereof, have been in material compliance with all applicable Environmental Laws.

             (iv) There are no liens against Patlex's property arising under any Environmental Laws.

     5.9 Liabilities. Except as specified in Section 5.9 of the Patlex Disclosure Schedule, no Patlex Party has any Liabilities, and none of the Assets of any Patlex Party is subject to any Liabilities, except (a) to the extent specifically reflected or reserved against in the most recent balance sheet included in the SEC Reports (the "Patlex Balance Sheet"), (b) Liabilities incurred since the Patlex Balance Sheet Date that, individually or in the aggregate, are not material to the Patlex Parties, (c) Liabilities under any Contracts specifically disclosed on the Patlex Disclosure Schedule that were not required under GAAP to have been specifically disclosed or reserved for on the Patlex Balance Sheet, (d) Liabilities under or contemplated by this Agreement,
(e) Liabilities incurred after the date of this Agreement that are not prohibited by Section 7.1, and (f) Liabilities incurred since the Patlex Balance Sheet Date that are approved in writing by DBT.

     5.10  Taxes.

          (a) The Patlex Parties have filed with the appropriate governmental agencies all tax returns required to have been filed in all jurisdictions in which any of the Patlex Parties is required to file tax returns, except where the failure to make such filings would not materially adversely affect Patlex's business, and all such tax returns properly reflect in all material respects the liabilities of the Patlex Parties for taxes for the periods, property, or events covered thereby. All taxes, including those called for by the tax returns, or heretofore or hereafter claimed to be due by any taxing authority from any of the Patlex Parties, have been properly accrued or paid. The accrual for taxes contained in the Patlex Balance Sheet is adequate, in all material respects, to cover the tax Liabilities of the Patlex Parties as of the Patlex Balance Sheet Date and include adequate provision for all deferred taxes, and no events have occurred subsequent to that date to make any of such accruals materially inadequate. None of the Patlex Parties has received any notice of assessment or proposed assessment in connection with any tax returns, and there are no pending tax examinations of, or tax claims asserted against, any of the Patlex Parties or any of their Assets. None of the Patlex Parties has extended, or waived the application of, any statute of limitations of any jurisdiction regarding the assessment or collection of any taxes. There are no tax liens (other than any lien for current taxes not yet due and payable) on any of the Assets of any of the Patlex Parties. None of the Patlex Parties has any knowledge of any basis for any additional assessment of any taxes. The Patlex Parties have made all deposits required by law to be made with respect to employees' withholding and other employment taxes, including without limitation the portion of such deposits relating to taxes imposed upon any of the Patlex Parties.

          (b) Patlex has delivered or will deliver to DBT correct and complete copies of all federal income tax returns filed, examination reports received, and statements of deficiencies assessed against or agreed to by any of the Patlex Parties related to tax years 1989 through 1995.

          (c) Patlex has not filed any consent under Section 341(f) of the Code concerning collapsible corporations. None of the Patlex Parties has made any payments or is not obligated to make any payments that would not be deductible under Section 280G of the Code. Patlex has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of
     Section 6621 of the Code. Except as described in Section 5.10 of the Patlex Disclosure Schedule, Patlex has not been a member of an affiliated group for which consolidated returns were required to be filed.

          (d) Except as described in Section 5.10 of the Patlex Disclosure Schedule, Patlex has no net operating loss carryovers, net capital loss carryovers, unused investment or other credit, unused foreign tax, or excess charitable contributions, except as set forth in the federal income tax returns delivered to DBT pursuant to subsection (b) above.

     5.11 Subsidiaries. Except as described in this Section 5.11, no Patlex Party owns, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, business, trust, joint venture or other legal entity. Patlex is the record and beneficial owner of all of the issued and outstanding shares of capital stock of Holdco, and Holdco is the record and beneficial owner of all of the issued and outstanding shares of capital stock of the Merger Subsidiary and Newco. All of such shares of Holdco, the Merger Subsidiary and Newco are duly and validly authorized and issued, fully paid and non-assessable. There are no existing options, warrants, calls, commitments or other rights of any character (including conversion or preemptive rights) relating to the acquisition of any issued or unissued capital stock or other securities of Holdco, the Merger Subsidiary or Newco.

     5.12  Legal Proceedings and Compliance with Law.

          (a) Except as set forth in the SEC Reports or as subsequently disclosed in writing to DBT, there is no Litigation that is pending or, to any Patlex Party's knowledge, threatened against or related to any Patlex Party. There has been no Default under any Regulations applicable to any Patlex Party, including Regulations relating to pollution or protection of the environment, except for any Defaults that would not have a Material Adverse Effect. There has been no Default with respect to any Court Order applicable to any Patlex Party.

          (b) Without limiting the generality of Section 5.12(a), there has not been any Environmental Condition (i) at the premises at which the Business of any Patlex Party has been conducted, (ii) at any property owned, leased or operated at any time by any Patlex Party, any Person controlled by any Patlex Party or any predecessor thereof or (iii) at any property at which wastes have been deposited or disposed by or at the behest or direction of any of the foregoing, nor has any Patlex Party received written notice of any such Environmental Conditions that, in the aggregate, would have a Material Adverse Effect.

          (c) Patlex has delivered to DBT correct and complete copies of any written reports, studies or assessments in the possession or control of any Patlex Party that relates to any Environmental Condition.

          (d) Each Patlex Party has obtained and is in full compliance with any Governmental Permits that are required for the complete operation of the Business of any Patlex Party as currently operated. All of any such Governmental Permits are currently valid and in full force, and to any Patlex Party's knowledge, no revocation, cancellation or withdrawal thereof has been threatened. Each Patlex Party has filed such timely and complete renewal applications as may be required with respect to its Governmental Permits.

     5.13  Intellectual Property.

          (a) Patlex owns or has the right to use, pursuant to a valid and enforceable license, all Intellectual Property necessary for the operation of its Business as presently conducted. Patlex has taken all necessary actions to protect each material item of Intellectual Property that it owns or uses. Except as set forth on Section 5.13 of the Patlex Disclosure Schedule, Patlex's interest in the Intellectual Property is free of liens, mortgages, security interests, and adverse claims.

          (b) Patlex has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and it has never received any claim alleging any such interference, infringement, misappropriation, or violation. To the best of Patlex's knowledge, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any of its Intellectual Property rights, except as described in Section 5.13 of the Patlex Disclosure Schedule.

          (c) Set forth on Section 5.13 of the Patlex Disclosure Schedule are
     (i) a list and description of each material item of Intellectual Property owned or used by Patlex, and (ii) each license from or granted to any third party with respect to any Intellectual Property ("License Agreements"). Patlex has delivered to DBT true and complete copies of all License Agreements and all other documentation pertaining to its Intellectual Property.

     5.14 License Agreements. Except as set forth on Section 5.14 of the Patlex Disclosure Schedule:

          (a) Each License Agreement is in full force and effect and has not been assigned by Patlex. Each License Agreement sets forth the entire agreement between Patlex and the licensee, and there are no amendments or modifications of any License Agreement. To the best of Patlex's knowledge, Patlex is not in default under any of the License Agreements.

          (b) There is no outstanding litigation regarding the validity of the U.S. Patent Nos. 4,161,436; 4,704,583; and 4,746,201, nor has any licensee informed Patlex of its intention to challenge the validity of any of the three U.S. Patents listed herein.

          (c) Except for the accounts receivable created in the ordinary course of business, there are no outstanding or unsatisfied obligations for the payment of royalties, fees, or other amounts under any of the License Agreements.

     5.15 Non-Real Estate Leases. Section 5.15 of the Patlex Disclosure Schedule lists all assets and property (other than Real Property) that are used as of the date of this Agreement in the operation of the Business of Patlex and that are possessed by Patlex under an existing lease, including all automobiles, machinery, equipment, furniture and computers that are material to the Business of Patlex. Section 5.15 of the Patlex Disclosure Schedule also lists the leases under which such assets and property are possessed. All of such leases and any leases of such types that are entered into after the date of this Agreement are referred to herein as the "Non-Real Estate Leases." Patlex is not in Default under any of the Non-Real Estate Leases, and DBT is not aware of any Default by any of the lessors thereunder.

     5.16 Accounts Receivable. The accounts receivable of Patlex are bona fide accounts receivable created in the ordinary course of business and are good and collectible, less an allowance for uncollectible accounts determined in accordance with GAAP.

     5.17 Previous Sales; Warranties. Patlex has not breached any express or implied warranties in connection with the sale or distribution of such goods, except for breaches that, individually and in the aggregate, will not have a Material Adverse Effect. There are no known defects in the design of, or technology embodied in, any product or service that Patlex currently markets or has marketed in the past except for such defects that, in the aggregate, would not have a Material Adverse Effect. Patlex has provided DBT with true and correct copies of all material warranties made by Patlex with respect to any goods that have been sold or distributed by Patlex at any time during the one year prior to the date hereof.

     5.18 Customers and Suppliers. Section 5.18 of the Patlex Disclosure Schedule lists any Contracts (other than Patlex Minor Contracts) with licensees or former licensees of Patlex that have been terminated or cancelled during the one year period prior to the date hereof. Section 5.18 of the Patlex Disclosure Schedule also contains a list of the names of each of the 10 customers that, in the aggregate, for the two fiscal years ended June 30, 1994 and 1995 and the six months ended December 31, 1995, were the largest dollar volume of royalties accrued and/or reported by licensee sold or services rendered by Patlex. None of such customers has given Patlex notice terminating, cancelling or stating an intent to terminate or cancel any Contract with Patlex, and none of such customers is, or has been during the one year period immediately preceding the date of this Agreement, a related party to Patlex.
Section 5.18 of the Patlex Disclosure Schedule also contains a list of the 10 suppliers of Patlex that, in the aggregate, for the two fiscal years ended June 30, 1994 and 1995 and the six months ended December 31, 1995, were the largest dollar volume suppliers of supplies used by Patlex. None of such suppliers has given Patlex notice terminating, cancelling or stating an intent to terminate or cancel any Contract with Patlex, except in the cases of any such suppliers as to which the cancellation or termination would not, in the aggregate, have a Material Adverse Effect.

     5.19  Contracts.

          (a) Section 5.19 of the Patlex Disclosure Schedule lists each Contract of the following types to which any Patlex Party, as of the date of this Agreement, is a party, or by which it is bound, (1) excluding any Contract that may be terminated by any Patlex Party on not more than 30 days' notice without any liability on the part of any Patlex Party and (2) other than with respect to subparagraphs (v) and (vi) below, any Contract under which the executory obligation (including any remaining payments) of any Patlex Party involves an amount of less than $100,000 (such excluded Contracts referred to in clauses (1) and (2) are referred to in this Section 5.19 collectively as "Patlex Minor Contracts") and excluding this Agreement and the other Contracts expressly referred to herein:

             (i) Contracts with any present or former shareholder, director, officer, employee, partner or consultant of any Patlex Party or Affiliate thereof;

             (ii) Contracts for the future purchase of, or payment for, supplies or products, or for the lease of any Asset from or the performance of services by a third party, or any Contracts for the sale of inventory or products;

             (iii) Contracts to sell or supply products or to perform services;

             (iv) Contracts to lease to or to operate for any other party any Asset;

             (v) Any notes, debentures, bonds, conditional sale agreements, equipment trust agreements, letter of credit agreements, reimbursement agreements, loan agreements or other Contracts for the borrowing or lending of money (including loans to or from officers, directors, partners, shareholders or Affiliates of any Patlex Party or any members of their immediate families), agreements or arrangements for a line of credit or for a guarantee of, or other undertaking in connection with, the indebtedness of any other Person;

             (vi) Any Contracts under which any Encumbrance exists with respect to any Assets if the Encumbrance could present an adverse impact on the Patlex Parties of at least $100,000;

             (vii) Any Contract with any investment banker, broker, agent or finder for any fees, commissions or similar payments in connection with any transaction; and

             (viii) Any other Contracts (other than Patlex Minor Contracts and those described in any of (i) through (vi) above) not made in the ordinary course of business.

          (b) To any Patlex Party's knowledge, none of the Patlex Parties is in Default under any Contract, which Default, together with all other such Defaults, could result in a Material Adverse Impact. No Patlex Party has received any communication from, or given any communication to, any other party indicating that any Patlex Party or such other party, as the case may be, is in Default under any Contract where such Default could have a Material Adverse Effect.

     5.20 Insurance. Section 5.20 of the Patlex Disclosure Schedule lists all policies or binders of insurance held by or on behalf of any Patlex Party or relating to its Business or any of its Assets, as of the date of this

Agreement, and the Patlex Disclosure Schedule specifies, with respect to each policy, the insurer, the amount of the coverage, the type of insurance, the risks insured, the expiration date, the policy number and any pending claims thereunder. To any Patlex Party's knowledge, there is no Default with respect to any such policy or binder, nor has there been any failure to give any notice or present any claim under any such policy or binder in a timely fashion Sor in the manner or detail required by the policy or binder, except for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect. There is no notice of nonrenewal or cancellation with respect to, or disallowance of any claim under, any such policy or binder that has been received by any Patlex Party, except for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect.

     5.21 Employee Relations. None of the Patlex Parties is (a) a party to, involved in, or, to any Patlex Party's knowledge, threatened by, any labor dispute or unfair labor practice charge or (b) currently negotiating any collective bargaining agreement, and none of the Patlex Parties has experienced any work stoppage during the last three years. Patlex has delivered to DBT a complete and correct list of the names and salaries, bonus and other cash compensation of all employees (including officers) of any Patlex Party.

     5.22  Employee Benefit Plans.

          (a) Section 5.22 of the Patlex Disclosure Schedule contains a complete and accurate list of Patlex's Benefit Plans, identifying all ERISA Plans and all Benefit Plans that are not ERISA Plans, and a listing of all expected annual contributions to the Benefit Plans. Patlex has delivered to DBT a complete and correct copy of each of the Benefit Plans and of any related trust agreements, insurance or annuity contracts, valuations, and other funding agreements.

          (b) No Patlex Party sponsors or participates in a defined benefit pension plan. Patlex does not maintain and has not maintained in the past any defined benefit pension plan, and it is not and has not been a party to any agreement requiring it to contribute to a multi-employer plan within the meaning of Section 3(37) of ERISA. There are no unfunded vested benefits under any Benefit Plan which is subject to the vesting and funding standards of ERISA and no unfunded liabilities under any ERISA Plan for all benefits accrued through the date of the last actuarial valuation of such ERISA Plan (calculated on the basis of the plan's normal funding assumptions on such valuation). Patlex has operated in good faith compliance with the requirements of COBRA. Other than claims for benefits in the ordinary course of its business, to the knowledge of Patlex there are no pending claims involving the ERISA Plans by any participant covered under the ERISA Plans or otherwise or violation of the applicable state or federal law which may results in material liability on the part of Patlex or any ERISA Plan under ERISA or any other law, nor to the knowledge of Patlex is there any reasonable basis for such a claim. To the knowledge of any DBT Party, the Benefit Plans are not the subject of any investigation, audit or action by the IRS, the Department of Labor or the Pension Benefit Insurance Corporation.

          (c) To the knowledge of Patlex, none of the ERISA Plans nor any of their related trusts, nor Patlex or any trustee, administrator or other "party in interest" or "disqualified person" (within the meaning of Section 3(14) of ERISA or Section 4975(e)(2) of the Code, respectively) with respect to the ERISA Plans, has engaged in any "prohibited transaction" (within the meaning of Section 406 of ERISA or Section 4975(c) of the Code), which could, subject to any ERISA Plans or related trusts or any trustee, administrator or other fiduciary of any ERISA Plan, or any other party dealing with the ERISA Plans, to the penalties or excise tax imposed on prohibited transactions by Section 502(i) of ERISA or Section 4975 of the Code.

          (d) In the reasonable belief of Patlex, each of the Benefit plans that are intended to be "qualified" under Section 401(a) of the Code (the "Qualified Plans") meets the requirements of Section 401(a) of the Code, and the trust, if any, forming a part of each Qualified Plan is exempt from federal income tax under Section 501(a) of the Code. A favorable determination letter has been issued by the Internal Revenue Service within the past ten years as to the qualification under Section 401(a) of the Code (including, but not limited to, amendments made by ERISA), with respect to each Qualified Plan, and Patlex has delivered to DBT a true and correct copy of all such determination letters. None of the determination letters has been revoked or modified by the Internal Revenue Service.

          (e) All contributions required by law or required in accordance with the terms of the Qualified Plans with respect to the current plan year and plan years ended prior to the Closing Date have been made.

          (f) Except pursuant to the Benefit Plans and under COBRA, Patlex does not have any present or future liability to former employees or to their dependents, survivors, or beneficiaries in connection with or arising out of any plan, compensation arrangement, or practice that Patlex maintained or adopted or to which Patlex contributed prior to the date hereof, and Patlex has not maintained, adopted, or contributed to any plan that provides benefits or payments to former employees or their dependents, survivors, or beneficiaries, except pursuant to the Benefit Plans and under COBRA. No welfare plan within the meaning of 3(2) of ERISA provides any health, life or other welfare coverage to any Patlex Party beyond termination of employment with any Patlex Party by reason of retirement or otherwise, other than coverage as may be required under COBRA, or under the continuation of coverage provisions of the laws of any state or locality.

          (g) Patlex has satisfied in all material respects all reporting and disclosure requirements applicable under ERISA, and the Department of Labor and Internal Revenue Service and Pension Benefit Guaranty Corporation regulations promulgated thereunder, with respect to all ERISA Plans and Qualified Plans, and Patlex has delivered to DBT true and complete copies of the most recently filed and disclosed Forms 5500-C/R (with exhibits) and summary plan descriptions and summaries of material modification for the ERISA Plans and Qualified Plans. In the event that a Form 5500 for any Qualified Plan for the 1995 plan year has not been filed prior to the Closing Date, a proper extension will be filed.

          (h) No Qualified Plan has had any "unrelated business taxable income" as defined in Sections 512 through 514 of the Code. There have been no claims, nor notice of claims, filed under any fiduciary liability insurance policy covering any Benefit Plan.

          (i) The trustees of each Qualified Plan have completed their required annual accounts for the plan years ending on or before December 31, 1995. Each such accounting accurately reflects the accounting, and true and complete copies of the trustees' reports or schedules of such accountings have been delivered to DBT.

     5.23 Corporate Records. The minute books of each Patlex Party contain complete, correct and current copies of its Charter Documents and bylaws and of all minutes of meetings, resolutions and other proceedings of its Board of Directors and shareholders. The stock record book of each Patlex Party is complete, correct and current.

     5.24 Absence of Certain Changes. Since the Patlex Balance Sheet Date, each Patlex Party has conducted its Business in the ordinary course and there has not been with respect to such Patlex Party:

          (a) any material adverse change in its Liabilities;

          (b) any distribution or payment declared or made in respect of its capital stock by way of dividends, purchase or redemption of shares or otherwise;

          (c) any increase in the compensation payable or to become payable to any director, officer, employee or agent, except for merit and seniority increases for employees made in the ordinary course of business, nor any other change in any employment or consulting arrangement that is material;

          (d) any sale, assignment or transfer of its Assets, or any additions to or transactions involving any of its Assets, other than those made in the ordinary course of business;

          (e) other than in the ordinary course of business, any waiver or release of any claim or right or cancellation of any debt held; or

          (f) any payments to any Affiliate of any Patlex Party, except as specified in Section 5.24 of the Patlex Disclosure Schedule.

     5.25 Finder's Fees. No Person retained by any Patlex Party is or will be entitled to any commission or finder's or similar fee in connection with the Transactions.

     5.26 Accuracy of Information. No representation or warranty by any Patlex Party in any Transaction Document, and no information contained therein or otherwise delivered to DBT or in connection with the Transactions, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein or therein not misleading.

     5.27 Representations. The representations and warranties of Patlex contained in this Agreement, disregarding all qualifications and exceptions herein relating to materiality or Material Adverse Effect, are true and correct with only such exceptions relating to materiality or Material Adverse Effect as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

                                   ARTICLE VI

                                COVENANTS OF DBT

     6.1 Operation of the Business. From the date hereof to the Effective Time, DBT shall conduct its Business solely in the ordinary course, and shall refrain from the following actions in furtherance of and in addition to such restriction (except as contemplated by this Agreement or as approved by Patlex in writing); amending its Charter Documents or bylaws; merging or consolidating with, or acquiring all or substantially all of, or otherwise acquiring any business operations of, any Person; selling or otherwise disposing of any Assets other than in the ordinary course; entering into any Contract or otherwise incurring any Liability, even if in the ordinary course, if DBT's executory obligation in any such individual case, or series of related cases, exceeds $250,000; discharging or satisfying any Encumbrance or paying or satisfying any material Liability except pursuant to the terms thereof or compromising, settling or otherwise modifying any material claim or litigation; making any distribution or payment declared or made in respect of its capital stock by way of dividends, purchase or redemption of shares or otherwise; making any capital expenditure involving in any individual case, or series of related cases, more than $250,000, or issuing any securities; provided, however, that the foregoing shall not restrict DBT's ability to enter into any Contract or incur any Liability that is described on the DBT Disclosure Schedule.

     6.2 DBT Shareholder Meeting. DBT shall cause a meeting of its shareholders (the "DBT Shareholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement and the Merger as required by the FBCA. In connection with such meeting, DBT will (a) mail to its shareholders as promptly as practicable the Proxy Statement/Prospectus and all other proxy materials for such meeting, (b) use all reasonable efforts to obtain the necessary approvals by its shareholders of this Agreement and the Transactions and (c) otherwise comply with all legal requirements applicable to such meeting.

     6.3 Access. DBT shall give Patlex and its accountants, counsel and other representatives full access, without unreasonably interfering with business operations, to all properties, books, Contracts and records of DBT and shall furnish to Patlex all such documents, records and information as Patlex shall from time to time reasonably request.

     6.4 No Other Negotiations. Until the earlier of the Closing or the termination of this Agreement, DBT shall not (a) solicit, encourage, directly or indirectly, any inquiries, discussions or proposals for, (b) continue, propose or enter into any negotiations or discussions looking toward or (c) enter into any agreement or understanding providing for any acquisition of any capital stock of DBT or of any part of the Assets or the Business, other than as contemplated or authorized hereby, nor shall DBT provide any information to any Person (other than as contemplated by Section 6.3) for the purpose of evaluating or determining whether to make or pursue any such inquiries or proposals with respect to any such acquisition. DBT shall immediately notify Patlex of any such inquiries or proposals or requests for information for such purpose. DBT shall use commercially reasonable efforts to cause the directors, officers, employees, agents and other representatives of DBT to comply, with the provisions of this
Section 6.4. Notwithstanding anything to the contrary in the foregoing, DBT may respond to, and engage in negotiations and discussions with, a Person who has approached DBT with an offer to engage in a merger, sale of assets or material equity interests or other business combination with DBT and which response, discussions and negotiations, in the judgment of DBT's Board of Directors, shall be required by reason of DBT's Board of Directors' fiduciary duties to DBT's shareholders under applicable law.

     6.5 Maintenance of the Assets. DBT shall continue to maintain and service the Assets consistent with past practice. DBT shall not directly or indirectly, sell or encumber all or any material part of the Assets, other than sales in the ordinary course of business, or initiate or participate in any discussions or negotiations or enter into any agreement to do any of the foregoing.

     6.6 Employees and Business Relations. DBT shall use commercially reasonable efforts to keep available the services of its current employees and agents and to maintain its relations and goodwill with its suppliers, customers, distributors and any others having business relations with it.

     6.7 Confidentiality. Prior to the Effective Time and for three years from any termination of this Agreement, DBT will hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning any Patlex Party furnished to DBT in connection with the Transactions, except to the extent that such information can be shown to have been (a) previously known on a nonconfidential basis by DBT, (b) in the public domain through no fault of DBT or (c) later acquired by DBT from sources other than Patlex so long as, to the knowledge of DBT, such sources are not subject to a contractual or fiduciary duty of confidentiality with respect to such information; provided that DBT may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the Transactions so long as such Persons are informed by DBT of the confidential nature of such information and are directed by DBT to treat such information confidentially. The obligation of DBT to hold any such information in confidence shall be satisfied if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, DBT will destroy or deliver to Patlex all documents and other materials, and all copies thereof, obtained by DBT or on its behalf from any Patlex Party in connection with this Agreement that are subject to such confidence.

     6.8 Expenses. DBT shall pay all of the legal, accounting and other expenses incurred by DBT in connection with the Transactions.

     6.9 Fulfillment of Conditions. DBT shall use commercially reasonable efforts to fulfill the conditions specified in Article IX to the extent that the fulfillment of such conditions is within its control. The foregoing obligation includes (a) the execution and delivery of the Transaction Documents and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including conducting its Business in such manner that on the Closing Date the representations and warranties of DBT contained herein shall be accurate as though then made, except as contemplated by the terms hereof).

     6.10 Disclosure of Certain Matters. During the period from the date hereof through the Closing Date, DBT shall give Patlex prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement,
(b) would cause any of the representations and warranties of DBT contained herein to be inaccurate or otherwise misleading, (c) gives DBT any reason to believe that any of the conditions set forth in Article IX will not be satisfied prior to the Termination Date, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of DBT or (e) would require any amendment to the Registration Statement or supplement to the Proxy Statement/Prospectus.

     6.11 Audited Financial Statements. As soon as possible after the date hereof, DBT shall have prepared and delivered to Patlex audited financial statements consisting of a balance sheet of DBT as of December 31, 1995 and the related statement of income, stockholders' equity and cash flows for the year ended December 31, 1995, including the notes thereto, together with the report thereon of Deloitte & Touche LLP, certified public accountants (the "1995 Audited Financial Statements"). The 1995 Audited Financial Statements will fairly present the financial condition, results of operations, changes in stockholders' equity and cash flow of DBT as of December 31, 1995 and for the year then ended, all in accordance with GAAP. The

1995 Audited Financial Statements will reflect the consistent application of such accounting principles throughout the period involved.

                                  ARTICLE VII

                        COVENANTS OF THE PATLEX PARTIES

     7.1 Operation of the Business. From the date hereof to the Effective Time, Patlex shall conduct its Business and shall cause each other Patlex Party to conduct its Business, solely in the ordinary course, and shall refrain and cause each other Patlex Party to refrain from the following actions in furtherance of and in addition to such restriction (except as contemplated by this Agreement or as approved by DBT in writing): amending its Charter Documents or bylaws; merging or consolidating with, or acquiring all or substantially all of, or otherwise acquiring any business operations of, any Person; selling or otherwise disposing of any Assets other than in the ordinary course; entering into any Contract or otherwise incurring any Liability, even if in the ordinary course, if the Patlex Party's executory obligation in any such individual case, or series of related cases, exceeds $100,000; discharging or satisfying any Encumbrance or paying or satisfying any material Liability except pursuant to the terms thereof or compromising, settling or otherwise modifying any material claim or litigation; making any distribution or payment declared or made in respect of its capital stock by way of dividends, purchase or redemption of shares or otherwise, making any capital expenditure involving in any individual case, or series of related cases, more than $100,000; or issuing any securities other than in connection with the exercise of any options, warrants or other rights that are outstanding on the date hereof; provided, however, that the foregoing shall not restrict Patlex's ability to enter into any Contract or incur any Liability that is described on the Patlex Disclosure Schedule.

     7.2 Patlex Shareholder Meeting. Patlex shall cause a meeting of its shareholders (the "Patlex Shareholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on (i) the adoption of this Agreement and the Merger as required by Patlex's Articles of Incorporation, and (ii) the approval of a plan of merger with respect to the Holdco Merger. In connection with such meeting, Patlex will (a) mail to its shareholders as promptly as practicable the Proxy Statement/Prospectus and all other proxy materials for such meeting, (b) use all reasonable efforts to obtain the necessary approvals by its shareholders of this Agreement and the Transactions, and the Holdco Merger and (c) otherwise comply with all legal requirements applicable to such meeting.

     7.3 Access. Patlex shall give, and shall cause each other Patlex Party to give, DBT and its accountants, counsel and other representatives full access, without unreasonably interfering with business operations, to all properties, books, Contracts and records of the Patlex Parties and shall furnish to DBT all such documents, records and information as DBT shall from time to time reasonably request.

     7.4 No Other Negotiations. Until the earlier of the Closing or the termination of this Agreement, none of the Patlex Parties shall (a) solicit, encourage, directly or indirectly, any inquiries, discussions or proposals for,
(b) continue, propose or enter into any negotiations or discussions looking toward or (c) enter into any agreement or understanding providing for any acquisition of any capital stock of any Patlex Party other than as contemplated or authorized hereby, nor shall any Patlex Party provide any information to any Person for the purpose of evaluating or determining whether to make or pursue any such inquiries or proposals with respect to any such acquisition. Each Patlex Party shall immediately notify DBT of any such inquiries or proposals or requests for information for such purpose. Patlex shall cause each other Patlex Party to comply, and shall use commercially reasonable efforts to cause the directors, officers, employees, agents and other representatives of any Patlex Party to comply, with the provisions of this Section 7.4. Notwithstanding anything to the contrary in the foregoing, Patlex may respond to, and engage in negotiations and discussions with, a Person who has approached Patlex with an offer to engage in a merger, sale of assets or material equity interests or other business combination with Patlex and which response, discussions and negotiations, in the judgment of Patlex's Board of Directors, shall be required by reason of Patlex's Board of Directors' fiduciary duties to Patlex's shareholders under applicable law.

     7.5 Maintenance of the Assets. Patlex shall, and shall cause each other Patlex Party to, continue to maintain and service its Assets consistent with past practice. Patlex shall not, directly or indirectly, sell or encumber all or any material part of its Assets, other than sales in the ordinary course of business, or initiate or participate in any discussions or negotiations or enter into any agreement to do any of the foregoing.

     7.6 Employees and Business Relations. Patlex shall use commercially reasonable efforts to keep available the services of its current employees and agents and to maintain its relations and goodwill with its suppliers, customers, distributors and any others having business relations with it.

     7.7 Confidentiality. Prior to the Effective Time and for three years from any termination of this Agreement, Patlex will hold, and will use commercially reasonable efforts to cause each other Patlex Party and the officers, directors, employees, accountants, counsel, consultants, advisors and agents of each Patlex Party to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning DBT furnished to any Patlex Party in connection with the Transactions, except to the extent that such information can be shown to have been (a) previously known on a nonconfidential basis by any Patlex Party, (b) in the public domain through no fault of any Patlex Party or
(c) later acquired by any Patlex Party from sources other than DBT so long as, to the knowledge of any Patlex Party, such sources are not subject to a contractual or fiduciary duty of confidentiality with respect to such information; provided that any Patlex Party may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the Transactions so long as such Persons are informed by any Patlex Party of the confidential nature of such information and are directed by any Patlex Party to treat such information confidentially. The obligation of any Patlex Party to hold any such information in confidence shall be satisfied if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, Patlex will, and will use commercially reasonable efforts to cause each other Patlex Party and the officers, directors, employees, accountants, counsel, consultants, advisors and agents of each Patlex Party to, destroy or deliver to DBT all documents and other materials, and all copies thereof, obtained by any Patlex Party or on its behalf from DBT in connection with this Agreement that are subject to such confidence.

     7.8 Expenses. Patlex shall pay all of the legal, accounting and other expenses incurred by any Patlex Party in connection with the Transactions, including the following: fees and other costs payable with respect to the Registration Statement (including printing), Patlex's transfer agent; and fees related to listing the Holdco Shares on The Nasdaq Stock Market.

     7.9 NASDAQ/Application. Patlex shall as promptly as practicable prepare and file an application with the National Association of Securities Dealers, Inc. regarding the listing on the Nasdaq Stock Market of the Holdco Common Stock to be issued in the Merger.

     7.10 Fulfillment of Conditions. From the date hereof to the Closing, each Patlex Party shall use commercially reasonable efforts to fulfill the conditions specified in Article IX to the extent that the fulfillment of such conditions is within its control. The foregoing obligation includes (a) the execution and delivery of the Transaction Documents and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including conducting the Business of each Patlex Party in such manner that on the Closing Date the representations and warranties of the Patlex Parties contained herein shall be accurate as though then made).

     7.11 Disclosure of Certain Matters. During the period from the date hereof through the Closing Date, Patlex shall give DBT prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement,
(b) would cause any of the representations and warranties of any Patlex Party contained herein to be inaccurate or otherwise misleading, (c) gives Patlex any reason to believe that any of the conditions set forth in Article IX will not be satisfied prior to the Termination Date, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of the Patlex Parties or (e) would require any amendment to the Registration Statement or supplement to the Proxy Statement/Prospectus.

                                  ARTICLE VIII

                    COVENANTS OF THE PATLEX PARTIES AND DBT

     8.1 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party shall use commercially reasonably efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Regulations to consummate the Transactions, including the execution and delivery of any additional instruments necessary to consummate the Transactions.

     8.2  Registration Statement.

          (a) Patlex and DBT will prepare and file with the SEC as soon as reasonably practicable after the date hereof (i) a Registration Statement on Form S-4 to be filed under the Securities Act by Patlex in connection with the Merger for purposes of registering the Holdco Shares to be issued in the Merger pursuant to Article II hereof and the shares of Holdco Common Stock to be issued in the Holdco Merger to holders of Patlex Shares (the "Registration Statement") and (ii) a joint proxy statement and prospectus to be filed under the Exchange Act by Patlex and to be distributed by Patlex and DBT in connection with the Patlex Shareholder Meeting and the DBT Shareholder Meeting (the "Proxy Statement/Prospectus"). DBT shall cooperate with Patlex to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing. Patlex and DBT shall also take such action as may be reasonably required to cause the Holdco Shares issuable pursuant to the Merger to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws. DBT will furnish to Patlex all information concerning itself as Patlex or its counsel may reasonably request and that is required or customary for inclusion in the Registration Statement.

          (b) Each Patlex Party covenants to DBT that the information to be supplied by Patlex for inclusion in the Registration Statement and the Proxy Statement/Prospectus will not at the time the Registration Statement becomes effective with the SEC under the Securities Act, and in the case of the Proxy Statement/Prospectus, at the time it is mailed, and at the time of the meetings of shareholders of Patlex and DBT to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, covenant or agreement is made by any Patlex Party with respect to statements made therein based on information supplied by or on behalf of DBT for inclusion in the Registration Statement or the Proxy Statement/Prospectus.

          (c) DBT covenants to Patlex that the information to be supplied by DBT for inclusion in the Registration Statement and the Proxy Statement/Prospectus will not at the time the Registration Statement becomes effective with the SEC under the Securities Act, and in the case of the Proxy Statement/Prospectus, at the time it is mailed, and at the time of the meetings of shareholders of Patlex and DBT to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, covenant or agreement is made by DBT with respect to statements made therein based on information supplied by Patlex or on behalf of any Patlex Party for inclusion in the Registration Statement or the Proxy Statement/Prospectus.

     8.3 Affiliates. Prior to the date of mailing of the Proxy Statement/Prospectus to the Patlex shareholders (the "Mailing Date"), DBT shall identify in a letter to Patlex all Persons who might be deemed to be "affiliates" of DBT and Patlex shall identify in a letter to DBT all Persons who might be deemed to be "affiliates" of Patlex. Each of DBT and Patlex shall use its best efforts to cause each Person who is identified as a possible "affiliate" to enter into prior to the Mailing Date an agreement in form and substance reasonably acceptable to the other party pursuant to which each such Person acknowledges his responsibilities as an "affiliate."

     8.4 Post-Merger Board of Directors. At the Effective Time, the total number of persons serving on the board of directors of Holdco shall be seven. The Holdco board of directors shall be classified into three classes, with one class elected each year, initially with two directors in each class. The persons who will initially serve on the board of directors shall be Kenneth Langone, Gary Erlbaum, Frank Borman, Hank Asher, Charles Asher, Jack Hight and Sari Zalcberg.

                                   ARTICLE IX

                       CONDITIONS PRECEDENT TO THE MERGER

     9.1 Conditions to Each Party's Obligations. The respective obligations of each party to consummate the Merger and the other Transactions shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) DBT Shareholder Approval. The Merger shall have been approved and adopted by the shareholders of DBT in accordance with the provisions of DBT's Articles of Incorporation and the FBCA.

          (b) Patlex Shareholder Approval. The shareholders of Patlex shall have approved (i) the Merger in accordance with the provisions of Patlex's Articles of Incorporation and the PBCL, and as required by the rules of the Nasdaq Stock Market, and (ii) the Holdco Merger.

          (c) Holdco Merger. The Holdco Merger shall have become effective under the PBCL.

          (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been instituted.

          (e) Tax Opinion. The parties shall have received an opinion of counsel to Patlex, dated as of the Effective Time, to the effect that for federal income tax purposes (i) the Merger will constitute a "reorganization" within the meaning of Sections 368(a) of the Code; (ii) no gain or loss will be recognized to DBT shareholders to the extent that they receive Holdco Shares in exchange for their DBT Common Stock pursuant to the Merger and (iii) DBT shareholders in the Merger will include the holding period for the DBT Common Stock in their holding period of Holdco Shares received in the Merger.

     9.2 Conditions to Obligations of the Patlex Parties. The obligations of the Patlex Parties to consummate the Merger and the Transactions shall be subject to the satisfaction or waiver, on or before the Effective Time, of each of the following conditions:

          (a) Representations and Warranties True. Except for changes contemplated by this Agreement, (i) the representations and warranties of DBT contained herein shall be true and correct in all material respects at and as of the date hereof and (ii) such representations and warranties shall be true and correct in all material respects at and as of the Effective Time as though such representations and warranties were made again at and as of the Effective Time, except to the extent that such representations and warranties are made herein as of a specific date prior to the Effective Time.

          (b) Performance. DBT shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed or complied with by it on or prior to the Effective Time.

          (c) Consents and Approvals. DBT shall have obtained the Required Consents and all third party consents and approvals necessary, proper or advisable to consummate the Merger, except for those third party consents which would not have a Material Adverse Effect.

          (d) No Governmental Order or Regulation. There shall not be in effect any order, decree or injunction (whether preliminary, final or appealable) of a United States federal or state court of competent jurisdiction, and no Regulation shall have been enacted or promulgated by any governmental authority or agency, that prohibits consummation of the Transactions.

          (e) Legal Opinion. Patlex shall have received an opinion of counsel to DBT, dated as of the Effective Time, in the form and substance reasonably satisfactory to Patlex.

          (f) Other Documents. Patlex shall have received executed copies of all Transaction Documents to which DBT or any DBT shareholder is a party to the extent that they shall not have been received prior to the Closing. Patlex shall have received all other documents required under the terms of any of the Transaction Documents and any other documents reasonably requested on or prior to the Closing Date.

          (g) Certificates. DBT shall have furnished to Patlex a certificate of the chief executive officer of DBT, dated the Effective Time, certifying compliance as of the Effective Time with the conditions set forth in paragraphs (a) and (b) of this Section 9.2 in all material respects.

          (h) Comfort Letter. Patlex and its officers and directors who sign the Registration Statement shall have received from Deloitte & Touche LLP, DBT's independent public certified accountants, "comfort" letters, dated not earlier than five days preceding (i) the effective date of the Registration Statement, and (ii) the Closing Date. Patlex shall identify the procedures to be followed and the form of the comfort letter.

          (i) Stockholders' Agreement. The Stockholders Agreement, dated August 14, 1995, among DBT and the shareholders of DBT shall have been terminated.

     9.3 Conditions to Obligations of DBT. The obligations of DBT to consummate the Merger and the Transactions shall be subject to the satisfaction or waiver, on or before the Effective Time, of each of the following conditions:

          (a) Representations and Warranties True. Except for changes contemplated by this Agreement, (i) the representations and warranties of the Patlex Parties contained herein shall be true and correct in all material respects at and as of the date hereof and (ii) such representations and warranties shall be true and correct in all material respects at and as of the Effective Time as though such representations and warranties were made again at and as of the Effective Time, except to the extent that such representations and warranties are made herein as of a specific date prior to the Effective Time.

          (b) Performance. The Patlex Parties shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed or complied with by them on or prior to the Effective Time.

          (c) No Governmental Order or Regulation. There shall not be in effect any order, decree or injunction (whether preliminary, final or appealable) of a United States federal or state court of competent jurisdiction, and no Regulation shall have been enacted or promulgated by any governmental authority or agency, that prohibits consummation of the Merger.

          (d) Legal Opinion. DBT shall have received an opinion of counsel to Patlex, dated as of the Effective Time, in the form and substance reasonably satisfactory to DBT.

          (e) Other Documents. DBT shall have received executed copies of all Transaction Documents to which any Patlex Party is a party to the extent that they shall not have been received prior to the Closing. DBT shall have received all other documents required under the terms of any of the Transaction Documents and any other documents reasonably requested on or prior to the Closing Date.

          (f) Certificates. Patlex shall have furnished to DBT a certificate of the chief executive officer of Patlex, dated the Effective Time, certifying compliance as of the Effective Time with the conditions set forth in paragraphs (a) and (b) of this Section 9.3 in all material respects.

                                   ARTICLE X

                                  TERMINATION

     10.1 Grounds for Termination. This Agreement may be terminated at any time prior to the Closing Date:

          (a) by mutual written consent of Patlex and DBT;

          (b) by either Patlex or DBT, if the Closing has not occurred by September 30, 1996 (such date, as it may be extended from time to time by the written agreement of Patlex and DBT, is referred to herein as the "Termination Date"); provided, however, that the right to terminate this Agreement under this paragraph (b) of Section 10.1 shall not be available to any party that has breached any of its covenants, representations or warranties in this Agreement;

          (c) by DBT, if any Patlex Party shall have breached any of its covenants hereunder in any material respect or if the representations and warranties of any Patlex Party contained in this Agreement shall not be true and correct, except for such changes as are contemplated by this Agreement, in all material respects, and in either event, if such breach is subject to cure, the Patlex Parties have not cured such breach within 10 business days of DBT's notice of an intent to terminate;

          (d) by Patlex, if DBT shall have breached any of its covenants hereunder in any material respect or if the representations and warranties of DBT contained in this Agreement shall not be true and correct, except for such changes as are contemplated by this Agreement, in all material respects, and in either event, if such breach is subject to cure, DBT has not cured such breach within 10 business days of Patlex's notice of an intent to terminate; or

          (e) by either Patlex or DBT, if at the Patlex Shareholder Meeting (including any adjournments thereof), this Agreement and the Merger shall fail to be approved and adopted by the affirmative vote of the holders of Patlex Common Stock required under Patlex's Articles of Incorporation and the PBCL.

          (f) by either Patlex or DBT, if at the DBT Shareholder Meeting (including any adjournments thereof), this Agreement and the Merger shall fail to be approved and adopted by the affirmative vote of the holders of DBT Common Stock required under DBT's Articles of Incorporation and the FBCA.

     10.2  Effect of Termination.  If this Agreement is terminated pursuant to
Section 10.1, the agreements contained in Sections 6.7, 6.8, 7.7 and 7.8 shall survive the termination hereof. In addition, any party may pursue any legal or equitable remedies that may be available if such termination is based on a breach of another party.

                                   ARTICLE XI

                                 MISCELLANEOUS

     11.1 Public Announcements. Neither Patlex nor DBT will issue any press release or make any public statement with respect to this Agreement and the Transactions without the prior consent of the other party, except as may be required by applicable law or Nasdaq or stock exchange regulations.

     11.2 Survival. Only those agreements and covenants of the parties that are applicable in whole or in part after the Effective Time shall survive the Effective Time. All other representations, warranties, agreements and covenants shall not survive the Effective Time.

     11.3 Contents of Agreement, Amendment, Parties In Interest, Assignment, etc. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by each of the parties hereto. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, legal representatives, successors and permitted assigns of the parties hereto. No party hereto shall assign this Agreement or any right, benefit or obligation hereunder. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party. The parties hereto shall execute and deliver any and all documents and take any and all other actions that may be deemed reasonably necessary by their respective counsel to complete the Transactions.

     11.4 Interpretation. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) "or" has the inclusive meaning frequently identified with the phrase "and/or" and (c) "including" has the inclusive meaning frequently identified with the phrase "but not limited to." The section and other headings contained in this Agreement are for reference purposes only and shall not control or affect the construction of this Agreement or the interpretation thereof in any respect. Section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified. Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under GAAP.

     11.5 Notices. All notices that are required or permitted hereunder shall be in writing and shall be sufficient if personally delivered or sent by mail, facsimile message or Federal Express or other delivery service. Any notices shall be deemed given upon the earlier of the date when received at, or the third day after the date when sent by registered or certified mail or the day after the date when sent by Federal Express to, the address or fax number set forth below, unless such address or fax number is changed by notice to the other party hereto:

     If to Patlex or the Merger Subsidiary:

        Patlex Corporation
        250 Cotorro Court
        Las Cruces, New Mexico 88005
        Attention: Frank Borman
        Tel. No. (505) 524-4050
        Fax. No. (505) 523-8081

     with a required copy to:

        Morgan, Lewis & Bockius LLP
        2000 One Logan Square
        Philadelphia, Pennsylvania 19103
        Attention: Stephen M. Goodman, Esq.
        Tel. No. (215) 963-5086
        Fax. No. (215) 963-5299

     If to DBT:

        Database Technologies, Inc.
        100 E. Sample Road, Suite 200
        Pompano Beach, Florida 33064
        Attention: Hank Asher
        Tel. No. (954) 781-5221
        Fax. No. (954) 784-2861

     with a required copy to:

        Database Technologies, Inc.
        100 E. Sample Road, Suite 200
        Pompano Beach, Florida 33064
        Attention: Mark E. Fraser, Esq.
        Tel. No. (954) 781-5221
        Fax. No. (954) 784-2861

     11.6 Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Florida, without regard to its provisions concerning conflict of laws.

     11.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be binding as of the date first written above, and all of which shall constitute one and the same instrument. Each such copy shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

     IN WITNESS WHEREOF, this Amended and Restated Agreement of Merger has been executed by the parties hereto as of the day and year first written above.

                                          DATABASE TECHNOLOGIES, INC.

                                          By: /s/  HANK ASHER

                                            ------------------------------------
                                            Hank Asher
                                            President

                                          PATLEX CORPORATION

                                          By: /s/  FRANK BORMAN

                                            ------------------------------------
                                            Frank Borman
                                            Chairman, President and CEO

                                          PATLEX HOLDINGS, INC.

                                          By: /s/  FRANK BORMAN

                                            ------------------------------------
                                            Frank Borman
                                            President

                                          DBT ACQUISITION CORP.

                                          By: /s/  FRANK BORMAN

                                            ------------------------------------
                                            Frank Borman
                                            President

                                                                       EXHIBIT A

                               ARTICLES OF MERGER
                                       OF
                             DBT ACQUISITION CORP.
                                      INTO
                          DATABASE TECHNOLOGIES, INC.

     Pursuant to the provisions of Section 607.1105 of the Florida Business Corporation Act, the undersigned corporations do hereby make and execute these Articles of Merger for the purpose of merging DBT Acquisition Corp. into Database Technologies, Inc. (the "Merger"):

          (a) The Plan of Merger is as follows:

             1. The name of each corporation to be merged is DBT Acquisition Corp., a Florida corporation ("Acquisition"), and Database Technologies, Inc., a Florida corporation ("DBT"). The name of the surviving corporation is Database Technologies, Inc. (the "Surviving Corporation").

             2. At the time the Merger is effective (the "Effective Time") the Articles of Incorporation of Acquisition and the Bylaws of DBT shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation. The name of the Surviving Corporation shall be "Database Technologies, Inc."

             3. At the Effective Time,

                (A) each issued and outstanding share of the common stock of DBT, par value $.01 per share ("DBT Common Stock"), shall, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the number of shares of the common stock of Patlex Holdings, Inc., a Pennsylvania Corporation ("Holdco"), par value $.10 per share ("Holdco Common Stock"), equal to (x) the product of 1.86 multiplied by the sum of (i) the total number of shares of Holdco Common Stock outstanding immediately prior to the Effective Time, plus (ii) one-half the number of shares of Holdco Common Stock issuable upon the exercise of options outstanding immediately prior to the Effective Time, divided by (y) the total number of shares of DBT Common Stock outstanding immediately prior to the Effective Time; and

                (B) each share of capital stock of Acquisition issued and outstanding at the Effective Time shall, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive one share of DBT Common Stock.

             4. No fractional shares of Holdco Common Stock shall be issued in the Merger. All fractional shares of Holdco Common Stock that a holder of DBT Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional shares of Holdco Common Stock results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash determined by multiplying the average of the closing bid price of a share of Holdco Common Stock, as reported on the Nasdaq Stock Market for the last five trading days prior to the Effective Time, by the fraction of a share of Holdco Common Stock to which such holder would otherwise have been entitled, as the case may be.

          (b) The Effective Time of the Merger shall be             , 1996, at
     at (Eastern Time).

          (c) The Plan of Merger was duly adopted by the shareholders of DBT on , 1996. The Plan of Merger was duly adopted by the shareholders
     of Acquisition on             , 1996.

Dated:             , 1996.

DBT ACQUISITION CORP.                           DATABASE TECHNOLOGIES, INC.

By:                                             By:
    ----------------------------------------    ----------------------------------------
    Frank Borman                                    Hank Asher
    President                                       President

                                                                      APPENDIX C

                       PRINCIPAL SHAREHOLDER'S AGREEMENT

     This Principal Shareholder's Agreement (the "Agreement") is entered into as of the 6th day of February, 1996, between Patlex Corporation, a Pennsylvania corporation ("Patlex"), Patlex Holdings, Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Patlex ("Holdco"), and Hank Asher (the "Principal Shareholder").

                                R E C I T A L S

     WHEREAS, the Principal Shareholder owns the number of shares of Common Stock, par value $.01 per share (the "DBT Common Shares"), of Database Technologies, Inc., a Florida corporation ("DBT"), set forth below the Principal Shareholder's signature on the last page of this Agreement.

     WHEREAS, Patlex, Holdco, DBT Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of Holdco (the "Merger Subsidiary"), and DBT intend to enter into an Agreement of Merger (such agreement as from time to time amended being herein the "Merger Agreement") on the date hereof, providing for the merger (the "Merger") of DBT with and into the Merger Subsidiary pursuant to a Plan of Merger in the form attached thereto (the "Plan of Merger"). Pursuant to the Merger Agreement, each outstanding share of capital stock of DBT will be converted into the right to receive Common Stock of Holdco in an amount set forth in the Merger Agreement. The Merger Agreement contains, among other things, representations and warranties of the parties with respect to the Merger and conditions precedent to the obligations of the parties to consummate the Merger.

     WHEREAS, as an inducement to Patlex, Holdco and the Merger Subsidiary to enter into the Merger Agreement, the Principal Shareholder has agreed to enter into this Agreement.

                              W I T N E S S E T H:

     In consideration of the mutual promises, representations and warranties, covenants and actions herein provided, the parties hereto, each intending to be legally bound hereby, do agree as follows:

          1. Ownership of DBT Common Shares. The Principal Shareholder represents and warrants to Patlex and Holdco (a) that he owns of record and beneficially the number of DBT Common Shares set forth below his name on the signature page hereof, (b) that the Principal Shareholder has sole voting and investment power over such DBT Common Shares and (c) that the Principal Shareholder has the capacity and all necessary power and authority to vote the DBT Common Shares owned by such Principal Shareholder of record or beneficially.

          2. No Transfer of DBT Common Shares. The Principal Shareholder agrees not to sell, pledge, transfer, gift, assign, encumber or otherwise alienate any DBT Common Shares owned by such Principal Shareholder of record or beneficially, or to take any voluntary action which would have the effect of removing the Principal Shareholder's power to vote such DBT Common Shares or which would be inconsistent with this Agreement. The Principal Shareholder hereby covenants and agrees to surrender such Principal Shareholder's DBT Common Shares for conversion in the Merger pursuant to the terms of the Merger Agreement. The Principal Shareholder hereby acknowledges receipt of a copy of the Merger Agreement.

          3. Voting of DBT Common Shares. The Principal Shareholder agrees that at each shareholder meeting or meetings of DBT held to consider and to vote upon the Merger, the Plan of Merger or the

     Merger Agreement, or any adjournment thereof, or pursuant to any written consent in lieu thereof, to vote the DBT Common Shares owned by such Principal Shareholder of record or beneficially as follows:

             (a) in favor of the adoption of the Plan of Merger, the Merger Agreement and the approval of the Merger at each such shareholder meeting or meetings of DBT or pursuant to such written consent;

             (b) against the approval of any proposal relating to a competing merger or business combination involving an acquisition of DBT or the purchase of all or a substantial portion of the capital stock of DBT, or the assets of DBT, by any person or entity other than Patlex, Holdco or the Merger Subsidiary; and

             (c) against any other transaction which is inconsistent with the obligation of DBT to consummate the Merger in accordance with the Merger Agreement.

          4. Irrevocable Proxy. In furtherance of the Principal Shareholder's obligations under Section 3 hereof, the Principal Shareholder does hereby irrevocably constitute and appoint Patlex and Frank Borman, in his capacity as Chairman of Patlex, and any individual who shall hereafter succeed to such office of Patlex (the "Proxy"), the true and lawful attorney and proxy of the Principal Shareholder, for him or her and in his or her name, place and stead, with full power of substitution, for a term of one year from the date of execution hereof (the "Term"), to attend and to vote as his proxy, in accordance with Section 3 hereof all DBT Common Shares eligible to vote which are held of record or beneficially by the Principal Shareholder, and to execute any written consents of Principal Shareholder which may be solicited therefor, as fully and with the same number of votes and with the same effect as the Principal Shareholder could do if personally present thereat or if personally solicited to execute such written consents. The Principal Shareholder hereby revokes all proxies heretofore made by the Principal Shareholder. This proxy is coupled with an interest and is irrevocable. The Principal Shareholder hereby ratifies all that the Proxy may or shall lawfully do in voting the DBT Common Shares in accordance herewith at any such meeting or adjournment in respect of all matters, proposals and questions that may properly come before the shareholders for consideration and action.

          5. Competing Transactions. The Principal Shareholder agrees not to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal, or participate in any discussions regarding or otherwise facilitate or agree to or endorse, or otherwise cooperate in any way with, any takeover proposal, or any transaction which is inconsistent with the consummation of the transactions contemplated by the Merger Agreement. The Principal Shareholder shall promptly advise Patlex orally and in writing of any such inquiries or proposals. As used in this paragraph, "takeover proposal" shall mean any proposal for a merger or other business combination involving DBT or any proposal or offer to acquire in any manner a substantial equity interest in DBT or a substantial portion of the assets of DBT.

        6.  Indemnification.

             (a) From and after the Closing Date, the Principal Shareholder (an "Indemnifying Party") shall indemnify and hold harmless Patlex, Holdco and the Surviving Corporation and each of their stockholders, subsidiaries, affiliates, officers and directors and their successors and assigns (an "Indemnified Party"), from, against and in respect of any and all damages, losses, deficiencies, liabilities, costs and expenses (including reasonable expenses of investigation and litigation and reasonable attorneys', accountants' and other professionals' fees and costs incurred in the investigation or defense thereof or the enforcement of rights hereunder), including consequential damages (collectively, the "Damages"), resulting from or arising out of any (1) misrepresentation or breach of warranty made by or on behalf of DBT in the Merger Agreement or in any certificate delivered by DBT to Patlex pursuant thereto, and (2) non-fulfillment of any agreement or covenant on the part of DBT thereunder. The consummation by any Indemnified Party of the Closing with knowledge of a breach of warranty or covenant or misrepresentation by any party hereto shall not constitute a waiver of any claim for such Indemnified Party's Damages with respect to such breach or misrepresentation.

             (b) The indemnification provided for in this Section 6 shall be limited to claims asserted within two years from the Closing Date; provided, however, that claims with respect to misrepresentations or breaches of any of the representations and warranties contained in Sections 4.11, 4.13 and 4.27 of the Merger Agreement may be asserted at any time after the Closing Date; provided, further, that if on or before the expiration of such indemnification period any Indemnified Party has received notice of any matter which would be the basis for a claim of indemnification by such Indemnified Party hereunder or a claim or demand from a third party and shall have advised the Indemnifying Party of the receipt of such notice, such Indemnified Party shall have the right after the expiration of such indemnification period to assert or to continue to assert such claim and to be indemnified with respect thereto. The indemnification provided herein for breaches of the representations and warranties in Sections 4.11, 4.13 and 4.27 of the Merger Agreement shall not be limited as to time, but shall survive the Closing Date indefinitely.

             (c) The remedies provided by this Section 6, subject to the limitations set forth herein, shall be the parties' sole and exclusive remedies for the recovery of any Damages resulting, from or arising out of misrepresentations, breaches of warranties, non-fulfillment of obligations under the Merger Agreement, except those arising from or arising out of fraud. The Indemnifying Parties agree to indemnify any successors and assigns of Indemnified Parties to the same extent and in the same manner and on the same terms and conditions as the Indemnified Parties are indemnified by the Indemnifying Parties under this Section
        6. In the event that any claim for indemnification under this Section 6 meets the criteria of more than one of the types of claims for which indemnification is provided for under this Section 6, the Indemnified Party, in its sole discretion, shall classify such claim and only be required to include such claim, and the recoveries for indemnification therefrom, in one of such categories.

             (d) All claims for indemnification under this Section 6 shall be asserted and resolved as follows:

                (1) In the event that any claim or demand, or other circumstance or state of facts which could give rise to any claim or demand, for which the Indemnifying Parties may be liable to the Indemnified Parties hereunder is asserted against or sought to be collected by a third party (an "Asserted Liability"), the Indemnified Party shall promptly notify the Indemnifying Party in writing of such Asserted Liability, specifying the nature of such Asserted Liability and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim or demand) (the "Claim Notice"); provided, however, that no delay on the part of Holdco in giving any such Claim Notice shall relieve the Indemnifying Party of any indemnification obligation hereunder unless (and then solely to the extent that) the Principal Shareholder is prejudiced by such delay. The Indemnifying Party shall have 30 days (or less if the nature of the Asserted Liability requires) from his receipt of the Claim Notice (the "Notice Period") to notify Holdco whether or not the Indemnifying Party desires, at the Principal Shareholder's sole cost and expense and by counsel of his own choosing, which shall be reasonably satisfactory to the Holdco, to defend against such Asserted Liability. If the Indemnifying Party undertakes to defend against such Asserted Liability, the Indemnifying Party shall control the investigation, defense and settlement thereof; provided, however, that (a) the Indemnifying Party shall not permit to exist any Lien upon any of the assets or properties of Holdco and (b) if any Asserted Liability is settled by the Indemnifying Party, (i) no liability shall be imposed on Holdco by reason of such Asserted Liability or the settlement thereof without the prior written consent of Holdco, and (ii) the Indemnifying Party shall not, without the prior written consent of Holdco, consent to any settlement which (A) does not contain an unconditional release of the Surviving Corporation, Holdco and their affiliates and (B) with respect to any non-monetary provision of such settlement would be reasonably likely, in Holdco's reasonable judgment, to have an adverse effect on the business operations, assets, properties or prospects of Holdco or any of its subsidiaries or affiliates. Notwithstanding the foregoing, Holdco shall have the right to pay or settle any Asserted Liability which the Indemnifying Party shall have undertaken to defend so long as Holdco shall also waive any right to indemnification therefor by the Principal Shareholder. If the Indemnifying Party undertakes to defend against such Asserted Liability, then Holdco shall cooperate fully with the Indemnifying Party and his counsel in the investigation, defense and settlement thereof. If Holdco desires to participate in any such defense it may do so at its sole cost and expense. If the Indemnifying Party does not undertake within the Notice Period to defend against such Asserted Liability, then the Indemnifying Party shall have the right to participate in any such defense at his sole cost and expense, but Holdco shall control the investigation, defense and settlement thereof. Holdco and the Indemnifying Party agree to make available to each other, their counsel and other representatives, all information and documents available to them which relate to such claim or demand. Holdco and the Principal Shareholder also agree to render to each other such assistance and cooperation as may reasonably be required to ensure the proper and adequate defense of such claim or demand and Holdco shall cause its employees likewise to so cooperate.

                (2) In the event that Holdco should have a claim against the Principal Shareholder hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third party, Holdco shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party. Upon the Indemnifying Party's receipt of a Claim Notice pursuant to this Section 6, the Indemnifying Party and Holdco shall each attempt, in good faith, to resolve the Asserted Liability within 15 days of the Indemnifying Party's receipt of such Claim Notice in a manner consistent with the indemnification obligations set forth in this Section 6. If the Indemnifying Party and Holdco are unable to resolve the Asserted Liability with such 15-day period, they shall jointly appoint Holdco's auditors within five days of the end of such 15-day period to resolve the dispute within 30 days. The Indemnifying Party and Holdco shall provide full cooperation to such firm. Such firm's resolution of the dispute shall be conclusive and binding on Holdco and the Principal Shareholder.

                (3) The Chairman of the Board of Holdco shall make all decisions on behalf of Holdco with respect to any claims by Holdco under this
           Section 6, and to the extent that any decisions on behalf of Holdco shall be presented to the Board of Directors of Holdco for consideration, the Principal Shareholder on the Board of Holdco shall abstain from any such decisions.

          7. Termination. Sections 1 through 5 of this Agreement shall terminate upon the earlier to occur of (a) the effective time of the Merger, or (b) the termination of the Merger Agreement.

          8.  General Provisions.

             (a) Certain Definitions. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

             (b) Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for any breach of the provisions of this Agreement and agree that the obligations of the parties hereunder shall be specifically enforceable.

             (c) Amendments. This letter agreement may not be amended except by an instrument in writing signed by Patlex, Holdco and the Principal Shareholder.

             (d) Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested), if to Patlex or Holdco, at its address as specified in the Merger Agreement and, if to the Principal Shareholder, to the address set forth on Schedule A hereto.

             (e) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart.

             (f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to and shall not be deemed to confer upon any person other than the parties hereto any rights or remedies hereunder.

             (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, applicable to contracts made and to be performed in that State.

     IN WITNESS WHEREOF, the parties hereto have executed this Principal Shareholder's Agreement as of the day and year first above written.

                                          PRINCIPAL SHAREHOLDER

                                          /s/ HANK ASHER
                                          --------------------------------------
                                          Hank Asher

                                          No. of DBT Shares:
                                          946,667 -- owned

                                          PATLEX CORPORATION

                                          By: /S/ FRANK BORMAN
                                            ------------------------------------
                                            Frank Borman
                                            Chairman, President and CEO

                                          PATLEX HOLDINGS, INC.

                                          By: /S/ FRANK BORMAN
                                            ------------------------------------
                                            Frank Borman
                                            President

                                                                      APPENDIX D

                     PENNSYLVANIA BUSINESS CORPORATION LAW

                        SUBCHAPTER D: DISSENTERS RIGHTS

sec. 1571.  Application and effect of subchapter.

     (a) General rule. Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

        Section 1906(c) (relating to dissenters rights upon special treatment).
        Section 1930 (relating to dissenters rights).
        Section 1931(d) (relating to dissenters rights in share exchanges).
        Section 1932(c) (relating to dissenters rights in asset transfers).
        Section 1952(d) (relating to dissenters rights in division).
        Section 1962(c) (relating to dissenters rights in conversion).
        Section 2104(b) (relating to procedure).
        Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).
        Section 2325(b) (relating to minimum vote requirement).
        Section 2704(c) (relating to dissenters rights upon election).
        Section 2705(d) (relating to dissenters rights upon renewal of election).
        Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).
        Section 7104(b)(3) (relating to procedure).

     (b) Exceptions.

          (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

             (i) listed on a national securities exchange; or

             (ii) held of record by more than 2,000 shareholders;

     shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

          (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

             (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

             (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

             (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

          (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

     (c) Grant of optional dissenters rights. The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

     (d) Notice of dissenters rights. Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

          (1) A statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

          (2) A copy of this subchapter.

     (e) Other statutes. The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

     (f) Certain provisions of articles ineffective. This subchapter may not be relaxed by any provision of the articles.

     (g) Cross references. See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

sec. 1572.  Definitions.

     The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

          "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have the sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

          "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

          "Fair value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

          "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors including the average rate currently paid by the corporation on its principal bank loans.

sec. 1573.  Record and beneficial holders and owners.

     (a) Record holders of shares. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (b) Beneficial owners of shares. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

sec. 1574.  Notice of intention to dissent.

     If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

sec. 1575.  Notice to demand payment.

     (a) General rule. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

          (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

          (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

          (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

          (4) Be accompanied by a copy of this subchapter.

     (b) Time for receipt of demand for payment. The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

sec. 1576.  Failure to comply with notice to demand payment, etc.

     (a) Effect of failure of shareholder to act. A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

     (b) Restriction on uncertificated shares. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

     (c) Rights retained by shareholder. The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

sec. 1577.  Release of restrictions or payment for shares.

     (a) Failure to effectuate corporate action. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

     (b) Renewal of notice to demand payment. When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

     (c) Payment of fair value of shares. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

          (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

          (2) A statement of the corporation's estimate of the fair market value of the shares.

          (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

     (d) Failure to make payment. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

sec. 1578.  Estimate by dissenter of fair value of shares.

     (a) General rule. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

     (b) Effect of failure to file estimate. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

sec. 1579.  Valuation proceedings generally.

     (a) General rule.  Within 60 days after the latest of:

          (1) Effectuation of the proposed corporate action;

          (2) Timely receipt of any demand for payment under section 1575 (relating to notice to demand payment); or

          (3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

     (b) Mandatory joinder of dissenters. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

     (c) Jurisdiction of the court. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

     (d) Measure of recovery. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

     (e) Effect of corporation's failure to file application. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

sec. 1580.  Costs and expenses of valuation proceedings.

     (a) General rule. The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

     (b) Assessment of counsel fees and expert fees where lack of good faith appears. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

     (c) Award of fees for benefits to other dissenters. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                                                      APPENDIX E

                     OPINION OF CS FIRST BOSTON CORPORATION


July 19, 1996


Board of Directors
Patlex Corporation
250 Cotorro Court
Las Cruces, New Mexico 88005

Dear Sirs:


     You have asked us to advise you with respect to the fairness to Patlex Corporation ("Patlex"), from a financial point of view, of the consideration to be paid pursuant to the terms of the Agreement of Merger, dated as of February 7, 1996, as amended and restated as of June 28, 1996 (the "Merger Agreement"), among Database Technologies, Inc. ("Database"), Patlex, Patlex Holdings, Inc., a wholly owned subsidiary of Patlex ("Holdco") and DBT Acquisition Co., a wholly owned subsidiary of Holdco ("Sub"). The Merger Agreement provides (i) that immediately prior to the consummation of the Merger (as defined below), Patlex Newco, Inc., a wholly owned subsidiary of Holdco, will be merged with and into Patlex, and each outstanding share of the common stock, par value $.10 per share, of Patlex ("Patlex Common Stock") will be converted into the right to receive one share of the common stock, par value $.10 per share, of Holdco ("Holdco Common Stock"); and (ii) for the merger (the "Merger") of Sub with and into Database pursuant to which Database will become a wholly owned subsidiary of Holdco and each outstanding share of the common stock, par value $.01 per share, of Database ("Database Common Stock") will be converted into the right to receive that number of shares of Holdco Common Stock equal to (x) the product of
1.86 multiplied by the sum of (A) the number of shares of Holdco Common Stock outstanding immediately prior to the effectiveness of the Merger plus (B) one-half the number of shares of Holdco Common Stock issuable upon the exercise of options outstanding immediately prior to the effectiveness of the Merger, divided by (y) the total number of shares of Database Common Stock outstanding immediately prior to the effectiveness of the Merger.


     In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Patlex and Database. We have also reviewed certain other information, including financial forecasts, provided to us by Patlex and Database. In addition, we have held discussions with the managements of Patlex and Database regarding the businesses and prospects of Patlex and Database, respectively.

     We have also considered certain financial data of Database, and we have compared that data with similar data for publicly held companies in businesses similar to that of Database. We have considered the financial terms of certain other business combinations and other transactions which have recently been effected and we have considered certain financial effects of the Merger on Patlex. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Patlex and Database as to the future financial performance of Patlex and Database, respectively. For purposes of our opinion, we have assumed that Holdco has no assets or liabilities. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Patlex or Database, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the Holdco Common Stock actually will be when issued to Database's stockholders pursuant to the Merger or the prices at which such Holdco Common Stock will trade subsequent to the Merger.

     CS First Boston served as financial advisor to AutoFinance Group, Inc. ("AFG") in connection with AFG's distribution to its stockholders of 95.01% of the outstanding Patlex Common Stock and AFG's concurrent merger with KeyCorp in September, 1995. In addition, we will receive a fee for rendering this opinion.

     In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of Patlex and its successors for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of Patlex in connection with its consideration of the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CS First Boston's prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid in the Merger is fair to Patlex from a financial point of view.

Very truly yours,

CS FIRST BOSTON CORPORATION

                                                                      APPENDIX F

                     AMENDED AND RESTATED STOCK OPTION PLAN

     The purpose of the Stock Option Plan (the "Plan") is to provide designated officers, directors and employees of Patlex Corporation and its subsidiaries (hereinafter collectively referred to as the "Company") and consultants, independent contractors and principals of organizations involved with the Company on significant projects ("Key Advisors") with the opportunity to receive grants of nonqualified stock options or, in the case of officers or other employees of the Company, incentive stock options or a combination of each. The Company believes that the Plan will cause the participants to contribute materially to the growth of the Company, thereby benefitting the Company's shareholders and will align the economic interests of the participants with those of the shareholders.

1.  ADMINISTRATION

     The Plan shall be administered and interpreted by a committee (the "Committee") which shall consist of two or more persons appointed by the board of directors of the Company (the "Board"), all of whom shall be "disinterested persons" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "outside directors" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Committee shall have the sole discretion and authority to (i) determine the individuals to whom options shall be granted under the Plan, (ii) determine the type, size, exercise price and other terms and conditions of the options to be granted to each such individual, (iii) determine the time when the options will be granted and the duration of the exercise period, including the criteria for exercisability and the acceleration of exercisability and (iv) deal with any other matters arising under the Plan. The Committee shall have full power and authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee's interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interests in the Plan or in any awards granted hereunder.

2.  STOCK OPTIONS

     Incentives under the Plan shall consist of incentive stock options and nonqualified stock options (hereinafter collectively referred to as "Stock Options"). All Stock Options shall be subject to the terms and conditions set forth herein and to those other terms and conditions consistent with the Plan as the Committee deems appropriate and as are specified in writing by the Committee to the recipient in an instrument evidencing the grant of the Stock Option (the "Grant Letter"). The Committee shall approve the form and provisions of each Grant Letter. Grants of Stock Options under the plan need not be uniform as among the officers, directors, employees or Key Advisors.

3.  SHARES SUBJECT TO THE PLAN

     (a) Subject to the adjustment specified below, the aggregate number of shares of common stock of the Company (the "Company Stock") that may be issued or transferred under the Plan is 900,000 shares. Notwithstanding anything in the Plan to the contrary, the maximum aggregate number of shares of the Company Stock shall be subject to Stock Options granted under the Plan to any one individual during any calendar year shall be 375,000 shares. The shares may be authorized by unissued shares of Company Stock or reacquired shares of Company Stock, including shares purchased by the Company on the open market for purposes of the Plan. If and to the extent options granted under the Plan terminate, expire, or are cancelled, forfeited, exchanged or surrendered without having been exercised, the shares subject to such Stock Option shall again be available for purposes of the Plan.

     (b) If there is any change in the number or kind of shares of Company Stock outstanding by reason of a stock dividend, a recapitalization, stock split, or combination or exchange of shares, or merger, reorganization or consolidation in which the Company is the surviving corporation, reclassification or change in par value or by reason of any other extraordinary or unusual events affecting the outstanding Company Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Company Stock is substantially reduced due to the Company's payment of an extraordinary dividend or distribution, the maximum number of shares of Company Stock available for Stock Options, the maximum number of shares of Company Stock that may be subject to Stock Options granted to any one individual in any calendar year, the number of shares covered by outstanding Stock Options, and the price per share or the applicable market value of such Stock Options and the other terms and conditions of the Stock Options, as the Committee may deem necessary or desirable, shall be proportionately adjusted by the Committee to reflect any increase or decrease in the number or kind of issued shares of Company Stock to preclude the enlargement or dilution of rights and benefits under such Stock Options; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. The adjustments determined by the Committee shall be final, binding and conclusive.

4.  ELIGIBILITY FOR PARTICIPATION

     Officers, directors and employees of the Company and Key Advisors designated by the Committee (without participation by any Committee member in his designation) shall be eligible to participate in the Plan (hereinafter referred to individually as the "Participant" and collectively as the "Participants"). The Committee shall select the individuals to receive Stock Options (the "Optionees") from among the Participants and determine the number of shares of Company Stock subject to a particular Stock Option in such manner as the Committee determines, provided, however, that no Committee member shall participate in any matter specifically pertaining to him. Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to grant Stock Options under the Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including options granted to employees thereof who become employees of the Company, or for other proper corporate purposes or
(ii) limit the right of the Company to grant stock options or make other awards outside of this Plan.

5.  STOCK OPTION TERMS

     (a) Number of Shares. The Committee, in its sole discretion, shall determine the number of shares of Company Stock that shall be subject to each Stock Option grant.

     (b) Type of Option. The Committee, in its sole discretion, may grant options that are intended to qualify as "incentive stock options" within the meaning of section 422 of the Code ("Incentive Stock Options") or stock options which are not intended to so qualify ("Nonqualified Stock Options") or any combination of Incentive Stock Options and Nonqualified Stock Options, all in accordance with the terms and conditions set forth herein.

     (c) Purchase Price. The purchase price of Company Stock subject to a Stock Option shall be determined by the Committee, and may be equal to, greater than or less than the Fair Market Value (as defined below) of a share of such Stock on the date such Stock Option is granted; provided, however, that the purchase price of Company Stock subject to an Incentive Stock Option shall be equal to or greater than the Fair Market Value of a share of such Stock on the date such Stock Option is granted and the purchase rice of Company Stock subject to a Nonqualified Stock Option shall not be less than 85% of the Fair Market Value (as defined below) of a share of Company Stock on the date such Stock Option is granted. During such time that the Company Stock is not listed upon an established stock exchange or traded in the over-the-counter-market, the "Fair Market Value" of Company Stock shall be determined by the Committee at least annually after taking into account such factors as it shall deem appropriate. If the Company Stock is listed upon an established stock exchange or other recognized market source, as determined by the Committee, "Fair Market Value" on any date of reference shall be the closing price of a share of Company Stock on the principal exchange or other recognized market source, as determined by the Committee on such date, or if there is no sale on such date, then the closing price of a share of Company Stock on the last previous day on which a sale is reported.

     (d) Option Term. The Committee shall determine the term of each Stock Option. The term of any Stock Option shall not exceed ten years from the date of grant.

     (e) Exercisability of Options. Stock Options shall become exercisable in accordance with the terms and conditions determined by the Committee, in its sole discretion and specified in the Grant Letter. The Committee, in its sole discretion, may accelerate the exercisability of any or all outstanding Stock Options at any time for any reason.

     (f) Manner of Exercise. An Optionee may exercise a Stock Option which has become exercisable, in whole or in part, by delivering a notice of exercise to the Committee with accompanying payment of the purchase price in accordance with Subsection (f) below. Such notice may instruct the Company to deliver shares of Company Stock due upon the exercise of the Stock Option to any registered broker or dealer designated by the Committee ("Designated Broker") in lieu of delivery to the Optionee. Such instructions must designate the account into which the shares are to be deposited. The Optionee may tender a notice of exercise, which has been properly executed by the Optionee, and the aforementioned delivery instructions to any Designated Broker.

     (g) Termination of Employment or Services.

          (1) Except as provided in (2) or (3) below, in the event the Optionee ceases to be an employee or director of the Company or Key Advisor, any Stock Option which is otherwise exercisable by the Optionee shall automatically terminate ninety days (or such other time as may be specified in the Grant Letter) after the date on which the Optionee ceases to be an employee or director of the Company or a Key Advisor, but in no event later than the date of expiration of the term of such Stock Option.

          (2) In the event the Optionee ceases to be an employee or director of the Company or Key Advisor on account of a termination for cause (as determined in the sole judgement of the Board or its delegate), any Stock Option held by the Optionee shall automatically terminate as of the date the Optionee ceases to be an employee or director of the Company or a Key Advisor (except as the Committee may otherwise provide in the Grant Letter), but in no event later than the date of expiration of the term of such Stock Option.

          (3) In the event of the death of the Optionee or in the event the Optionee ceases to be an employee or director of the Company or Key Advisor on account of the Optionee having become disabled, within the meaning of
     Section 22(e) of the Code, any Stock Option which was otherwise exercisable by the Optionee on the date of death or such disability may be exercised by the Optionee's personal representative or the Optionee, as the case may be, at any time prior to the expiration of one year (or such other time as may be specified in the Grant Letter) from the date of death or the date such Optionee ceases to be an employee or director of the Company or a Key Advisor, on account of such disability, but in no event later than the date of expiration of the term of the Stock Option.

     (h) Satisfaction of Purchase Price. The Optionee shall pay the purchase price specified in the Grant Letter in (i) cash, (ii) with the approval of the Committee, by delivering shares of Company Stock already owned by the Optionee for the period necessary to avoid a charge to the Company's earnings for financial reporting purposes and having a Fair Market Value on the date of exercise equal to the purchase price, or (iii) through any combination of (i) cash and (ii) shares. The Optionee shall pay the purchase price and the amount of any federal, state or local withholding tax due, if any, at the time of exercise. Shares of Company Stock shall not be issued or transferred upon exercise of a Stock Option until the purchase price is fully paid and any required withholding is made.

     (i) Limits on Incentive Stock Options. Each Incentive Stock Option shall provide that, to the extent that the aggregate Fair Market Value of the Company Stock (on the date of the grant with respect to which Incentive Stock Options are exercisable for the first time by an Optionee during any calendar year under the Plan or any other stock option plan of the Company exceeds $100,000, then such Stock Option as to the excess shall be treated as a Nonqualified Stock Option. An Incentive Stock Options shall not be granted to any Participant who is not an employee of the Company or any "subsidiary" (within the meaning of Section 424(f) of the Code). An Incentive Stock Option shall not be granted to any employee who, at the time of grant, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any "parent" or "subsidiary" of the Company within the meaning of Section 424(f) of the Code, unless the purchase price per share is not less than 110% of the Fair Market Value of Company Stock on the date of grant and the term of the Option is not more than five years from the date of grant.

6.  TRANSFERABILITY OF STOCK OPTIONS

     Only the Optionee or his or her authorized legal representative may exercise rights under a Stock Option. Rights under an Incentive Stock Option may not be transferred other than by will or by the laws of descent and distribution. Rights under a Nonqualified Stock Option may not be transferred except (i) by will or by the laws of decent and distribution, (ii) to the Optionee's spouse or a lineal descendant or to one or more trusts for the benefit of such family members or to partnerships in which such family members are the only partners provided that the Optionee receives no consideration for such transfer and the Grant Letter relating to such Stock Options continues to be subject to the same terms and conditions that were applicable to such Stock Option immediately prior to such transfer, and (iii) if permitted by Rule 16b-3 of the Exchange Act and if permitted in any specific case by the Committee, in its sole discretion, pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended or the regulations thereunder. When an Optionee dies, the personal representative or other person entitled to succeed to the rights of the Optionee ("Successor Optionee") may exercise such rights. A Successor Optionee must furnish proof satisfactory to the Company of his or her right to receive the Stock Option under the Optionee's will or under the applicable laws of descent and distribution.

7.  CHANGE OF CONTROL OF THE COMPANY

     As used herein, a "Change of Control" shall be deemed to have occurred if:

     a. Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 40% or more of the voting power of the then outstanding securities of the Company;

     b. The stockholders of the Company approve an agreement providing for (i) the merger or consolidation of the Company with another corporation where the stockholders of the Company, immediately prior to the merger or consolidation, would not beneficially own, immediately after the merger or consolidation shares entitling such stockholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all stockholders of the surviving corporation would be entitled in the election of directors or where the members of the Board, immediately prior to the merger or consolidation, would not, immediately after the merger or consolidation, constitute a majority of the Board of the surviving corporation or (ii) the sale or other disposition of all or substantially all the assets of the Company, or a liquidation, dissolution or statutory exchange of the Company;

     c. Any person has commenced, or announced an intention to commence, a tender offer or exchange offer for 40% or more of the voting power of the then outstanding securities of the Company; or

     d. During any period of two consecutive calendar years there is a change of 25% or more in the composition of the Board in office at the beginning of the period except for changes approved by at least two-thirds of the directors then in office who were directors at the beginning of the period.

8.  CONSEQUENCES OF A CHANGE OF CONTROL

     (a) Upon a Change of Control (i) the Company shall provide each Grantee with outstanding Grants written notice of such Change of Control and (ii) all outstanding Stock Options shall automatically accelerate and become fully exercisable.

     (b) In addition, upon a Change of Control described in Section 7(b)(i) where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), all outstanding Stock Options shall be assumed or replaced with comparable options or rights by the surviving corporation.

     (c) Notwithstanding the foregoing, in the event of a Change of Control, the Committee may (i) require that Optionees surrender their outstanding Stock Options in exchange for a payment by the Company, in cash or Company Stock as determined by the Committee, in an amount equal to the amount by which the then Fair Market Value of the shares of Company Stock subject to the Optionee's outstanding Stock Options exceeds the option purchase price of the Stock Options and (ii) terminate any or all outstanding Stock Options at such time as the Committee deems appropriate. Such surrender shall take place as of the date of the Change of Control or such other date as the Committee may specify, and, in the case of a Stock Option held by a Optionee who is subject to Section 16(b) of the Exchange Act, any such surrender or payment shall be made on such date as the Committee shall determine consistent with Rule 16b-3 under the Exchange Act. The Committee shall not have the right to take the actions described in this Subsection (c) if such right would make the applicable Change of Control ineligible for pooling of interest accounting treatment under APB No. 16 or make such Change of Control ineligible for desired tax treatment with respect to such Change of Control and, but for this provision, the Change of Control would otherwise qualify for and the Company intends to use such treatment.

9.  AMENDMENT AND TERMINATION OF THE PLAN

     (a) Amendment. The Board may amend or terminate the Plan at any time; provided, however, that any amendment that increases the aggregate (or individual limit for any single Optionee) number of shares of Company Stock that may be issued or transferred under the Plan (other than by operation of Section 3(b), or modifies the requirements as to eligibility for participation in the Plan, shall be subject to approval by the shareholders of the Company and provided, further, that the Board shall not amend the Plan without shareholder approval if such approval is required by Rule 16b-3 of the Exchange Act or
Section 162(m) of the Code.

     (b) Termination of Plan. The Plan shall terminate on the day immediately preceding the tenth anniversary of its effective date unless terminated earlier by the Board or unless extended by the Board with the approval of the shareholders.

     (c) Termination and Amendment of Outstanding Stock Options. A termination or amendment of the Plan that occurs after a Stock Option is granted shall not materially impair the rights of an Optionee unless the Optionee consents or unless the Committee acts under Section 17(b) hereof. The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Stock Option. Whether or not the Plan has terminated, an outstanding Stock Option may be terminated or amended under Section 17(b) hereof or may be amended by agreement of the Company and the Optionee consistent with the Plan.

10.  FUNDING OF THE PLAN

     This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Stock Options under this Plan.

11.  RIGHTS OF OPTIONEES

     Nothing in this Plan shall entitle any Optionee or other person to any claim or right to be granted a Stock Option under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any Optionee any rights to be retained by or in the employ of the Company or any other employment rights.

12.  WITHHOLDING OF TAXES

     The Optionee or other person receiving such shares in connection with the exercise of any Stock Option hereunder shall be required to pay to the Company the amount of any federal, state or local taxes which the Company is required to withhold with respect to the exercise of such Stock Options. The Company further shall have the right to deduct from other wages paid to the employee by the Company the amount of any withholding due with respect to such Stock Options.

13.  AGREEMENTS WITH OPTIONEES

     Each Stock Option made under this Plan shall be evidenced by a Grant Letter containing such terms and conditions as the Committee shall approve.

14.  REQUIREMENTS FOR ISSUANCE OF SHARES

     No Company Stock shall be issued or transferred upon exercise of any Stock Option hereunder unless and until all legal requirements applicable to the issuance or transfer of such Company Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Stock Option granted to any Optionee hereunder on such Optionee's undertaking in writing to comply with such restrictions on his subsequent disposition of such shares of Company Stock as the Committee shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof, and certificates representing such shares may be legended to reflect any such restrictions.

15.  HEADINGS

     Section headings are for reference only. In the event of a conflict between a title and the content of a Section, the content of the Section shall control.

16.  EFFECTIVE DATE OF THE PLAN

     Subject to the approval of the Company's shareholders, this Plan shall be effective as of September 8, 1995.

17.  MISCELLANEOUS

     (a) Substitute Stock Options. The Committee may grant a Stock Option to an employee of another corporation who becomes a Participant by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company or any of its subsidiaries in substitution for a stock option granted by such corporation ("Substituted Stock Options"). The terms and conditions of the substitute Stock Option may vary from the terms and conditions required by the Plan and from those of the Substituted Stock Options. The Committee shall prescribe the provisions of the substitute Stock Options.

     (b) Compliance with Law. The Plan, the exercise of Stock Options and the obligations of the Company to issue or transfer shares of Company Stock under Stock Options shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. With respect to a person subject to Section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. The Committee may revoke any Stock Option if it is contrary to law or modify a Stock Option to bring it into compliance with any valid and mandatory government regulation. The Committee may also adopt rules regarding the withholding of taxes on payments to Optionees. The Committee may, in its sole discretion, agree to limit its authority under this Section.

     (c) Ownership of Stock. Except as otherwise provided by the Committee, an Optionee or Successor Optionee shall have no rights as a shareholder with respect to any shares of Company Stock covered by a Stock Option until the shares are issued or transferred to the Optionee or Successor Optionee on the stock transfer records of the Company.

     (d) Governing Law. The validity, construction, interpretation and effect of the Plan and Grant Letters issued under the Plan shall be governed exclusively by and determined in accordance with the laws of the Commonwealth of Pennsylvania.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1716 of the PBCL, permits indemnification of officer and directors in certain circumstances.

     The Registrant's Certificate of Incorporation and By-laws contain provisions permitted by the PBCL (under which the Registrant is organized) that provide that directors and officers will be indemnified by the Registrant to the fullest extent permitted by law for all losses that may be incurred by them in connection with any action, suit or proceeding in which they may become involved by reason of their service as a director or officer of the Registrant. In addition, the Registrant's Certificate of Incorporation contains provisions permitted by the PBCL that limit the monetary liability of directors of the Registrant for certain breaches of their fiduciary duty, and its Bylaws provide for the advancement by the Registrant to directors and officers of expenses incurred by them in connection with a proceeding of a type to which the duty of indemnification applies. The Registrant has also entered into agreements with its directors and certain officers that provide an independent right to indemnification by the Registrant.

     The Registrant has a directors' and officers' liability insurance policy which affords officers and directors with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
NUMBER                                         DESCRIPTION
- -------    ------------------------------------------------------------------------------------
  2.1+     Amended and Restated Agreement of Merger, dated as of February 7, 1996, as amended and restated as of June 28, 1996, among Holdco, Patlex, DBT and Merger Subsidiary is
           Appendix B to the Proxy Statement/Prospectus included in Part I and is incorporated herein by reference.
  2.2+     Principal Shareholder's Agreement, dated as of February 7, 1996, among Holdco,
           Patlex and Hank Asher is Appendix C to the Proxy Statement/Prospectus included in
           Part I and incorporated herein by reference.

  3.1+     Amended and Restated Articles of Incorporation of Holdco.
  3.2+     Amended and Restated By-laws of Holdco.
  5.1+     Opinion of Morgan, Lewis & Bockius LLP regarding legality of the shares of common stock being registered.
  8.1+     Opinion of Morgan, Lewis & Bockius LLP regarding tax matters.
 10.1+     Employment Agreement, dated March 11, 1990, between Patlex and Frank Borman is incorporated herein by reference to Exhibit 10(i) to the Form 10-SB of Patlex filed with the Commission on August 3, 1995.
 10.2+     Employment Agreement, dated September 15, 1992, between Patlex and Richard Laitinen is incorporated herein by reference to Exhibit 10(ii) to the Form 10-SB of Patlex filed with the Commission on August 3, 1995.
 10.3+     Employment Agreement, dated September 14, 1992, between Patlex and J. Henry
           Muetterties is incorporated herein by reference to Exhibit 10(iii) to the Form 10-SB of Patlex filed with the Commission on August 3, 1995.
 10.4+     Amended and Restated Stock Option Plan is Appendix F to the Proxy
           Statement/Prospectus included in Part I and is incorporated herein by reference.
 23.1*     Consents of Morgan, Lewis & Bockius LLP (included in its opinions filed as Exhibits
           5.1 and 8.1 hereto).

EXHIBIT
NUMBER                                         DESCRIPTION
- -------    ------------------------------------------------------------------------------------
 23.2*    Consent of Ernst & Young LLP.
 23.3*    Consent of Ahearn, Jasco + Company, P.A.
 23.4*    Consent of Deloitte & Touche LLP.
 23.5*    Consent of CS First Boston Corporation.
   24*    Powers of Attorney (included on the signature page).
 99.1+    Form of Patlex Proxy.


- ---------------
 * Filed herewith.
 + Incorporated by reference to the exhibit bearing the same number included in the Registrant's Registration Statement on Form S-4 (File No. 333-2000) filed with the Securities and Exchange Commission on March 5, 1996.

     (b) Financial Statement Schedules:

          Schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS

     (1) The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (3) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (6) The undersigned registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Cruces, New Mexico on August 15, 1996.


                                          PATLEX HOLDINGS, INC.

                                          By: /s/  FRANK BORMAN

                                            ------------------------------------
                                            Frank Borman
                                            President, Chief Executive Officer
                                            and Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Frank Borman and Gary
E. Erlbaum, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any or all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue thereof.


                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------  -----------------------------------  ---------------
/s/  FRANK BORMAN                           Chairman, President, Chief             August 15, 1996
- ------------------------------------------  Executive Officer and Director
Frank Borman                                (principal executive officer)

/s/  RICHARD LAITINEN                       Vice President, Treasurer and Chief    August 15, 1996
- ------------------------------------------  Financial Officer (principal
Richard Laitinen                            financial and accounting officer)

/s/ KENNETH G. LANGONE                      Director                               August 15, 1996
- ------------------------------------------
Kenneth G. Langone

/s/ GARY E. ERLBAUM                         Director                               August 15, 1996
- ------------------------------------------
Gary E. Erlbaum

